Form 10-K405/A, Exhibit 13
period 1995-12-31
JAMES RIVER BANKSHARES INC
filed 1996-08-13
CIK 935037

EXHIBIT 13

                                     [LOGO]

                             James River Bankshares

                                  ANNUAL REPORT
                                      1995

TABLE OF CONTENTS


Mission Statement                                                          2

Financial Highlights                                                       3

Letter to Our Stockholders                                                 4

Year End Review                                                            6

Management's Discussion and Analysis of
Financial Condition and Results of Operations                              7

Five Year Financial Summary                                               11

Consolidated Statements                                                   12

Notes to Consolidated Financial Statements                                16

Independent Auditor's Report                                              33

Board of Directors                                                        34

Officers and Directors:
Bank of Suffolk and James River Bank                                      35

General Information                                                       36

MISSION STATEMENT

         James River Bankshares, Inc. is an alliance of community based financial institutions and related subsidiaries whose sole purpose is to provide its customers and service areas with the best in competitive banking and bank related services. This is done in a cost effective manner to allow all service area citizens the opportunity to have needed banking services at a fair price. The delivery for these services is done in the following manner:

     o Quick, efficient, responsiveness to requests--decisions within 24 to 48 hours.

     o Concerned, friendly, and fair personal service, while striving always to personally recognize our customers and serve them as we would like to be served.

     o Commitment to inform our customers and provide them with new, constantly changing services to meet their needs at a fair price.

James River Bankshares, Inc., in turn, will make a fair profit which will provide a reasonable return to stockholders.

FINANCIAL HIGHLIGHTS

                                                                                          Percent
                                                         1995             1994             Change
- ----------------------------------------------------------------------------------------------------
Earnings       Net Interest Income                 $    6,592        $    6,361              3.63
               Net Income                               1,966             2,176             (9.61)

Per Share      Net Income                          $     1.28        $     1.49            (14.09)
               Dividends                                 0.52              0.50               .04
               Book Value                               16.62             14.94             11.25

At Year        Loans, Net of
  End               Unearned Income                    92,042        $   82,112             12.09
               Securities                              46,727            57,288            (18.43)
               Total Earning Assets                   146,001           145,547               .31
               Total Assets                           157,836           157,619               .14
               Total Deposits                         131,582           133,254              1.26
               Stockholders' Equity                    25,496            22,872             11.47

Ratios         Return on
               Average Assets                            1.29%             1.45%           (11.03)
               Return on Average Equity                  8.14              9.87            (17.53)
               Allowance for Loan Losses
                    to Net Loans                         1.76              1.96            (10.20)
               Leverage Capital Ratio                   16.64             14.98             11.08


[GRAPH]                 [GRAPH]                    [GRAPH]

 NET INCOME            TOTAL ASSETS         STOCKHOLDERS' EQUITY
(thousands)             (millions)                (millions)

1991    1,513          1991    114.2            1991    16.2
1992    1,827          1992    139.7            1992    17.4
1993    2,163          1993    147.9            1993    19.0
1994    2,176          1994    157.6            1994    22.9
1995    1,966          1995    157.8            1995    25.5

TO OUR STOCKHOLDERS:


         James River Bankshares is off to a profitable, solid beginning, and we are delighted to share with you this first annual report.

     James River Bankshares commenced operations effective June 1, 1995. It is a multi-bank holding company formed by Bank of Suffolk and James River Bank, formerly known as The Bank of Waverly. The holding company now owns not only Bank of Suffolk and James River Bank, but also, First Colonial Bank, FSB, and Bank of Isle of Wight, the latter two banks joining effective March 1, l996.

     1995 was a very exciting year for your company and one in which management believes a very firm foundation has been established for the future. Consolidated assets at year end were $157.8 million, with deposits of $131.6 million and earning assets of $146.0 million. Net income for the year was $1.966 million, down 9.6% compared to consolidated earnings of the two banks at year end 1994 of $2.176 million. Special organizational expenses of $227,000 were incurred in 1995 which caused a decrease by this amount in net income for the year. Due to the acquisitions of First Colonial Bank, FSB and Bank of Isle of Wight, additional organizational expenses will be incurred in the 1996 year.

     In spite of the slightly down year in net earnings, the holding company performed very well. Return on average assets was 1.29% and return on average equity was 8.14% in 1995. Earnings per share were $1.28 and an annual cash dividend of $.52 per share was paid on December 1, 1995.

     Your holding company moved promptly to better leverage the capital ratio of the holding company by acquiring two excellent banking subsidiaries, First Colonial Bank, FSB, and Bank of Isle of Wight. Both banks are well established in markets with outstanding growth and profit potential. When these mergers became effective, the combined assets of all subsidiaries were approximately $320 million.

     Your Board of Directors and management have aggressively begun consolidation of support services for the subsidiary banks in order to recognize economies of scale throughout the company. Electronic data processing and bank insurance consolidation are already underway. Management task forces are being put in place to develop recommendations for additional cost savings without compromising customer services.

     James River Bankshares, through its community bank subsidiaries, offers its communities and customers the same personal service and responsiveness as always, but consolidated within the holding company it can also provide a higher level of services with greater variety and more expertise. This will allow us to compete more effectively with the large banking systems.

     Competition within the traditional banking arena is increasing dramatically, and services offered by non-banking financial institutions have now severely blurred competitive advantages and disadvantages. James River Bankshares is preparing for this competition and will effectively and successfully deliver banking services to our market and customers.

     A special word of thanks should go to the Board of Directors, management, and employees, all who have shouldered increased loads in this process, providing the planning and direction needed to transform the individual banks into James River Bankshares and at the same time seeing that our customers are properly served as only your community bankers can do.

     Your continued patience through this organizational period, your business, and your support are greatly appreciated and will enable James River Bankshares to reap and share equitable rewards.

                                            Sincerely,



       /s/ ELMON T. GRAY                                   /s/ HAROLD U. BLYTHE
           Elmon T. Gray                                       Harold U. Blythe
             Chairman                                          President & CEO

JAMES RIVER BANKSHARES
1995 Year End Review

With l995 being the year of the formation of James River Bankshares, there were a number of events worthy of noting:

JUNE 1, 1995 - James River Bankshares became effective, merging Bank of Suffolk and James River Bank, formerly The Bank of Waverly, into common ownership under a multi-bank holding company.

JUNE 1, 1995 - The holding company's stock began trading on the NASDAQ National Market System under the symbol "JRBK".

JUNE 30, 1995 - The holding company signed merger agreements with First Colonial Bank, FSB, and Bank of Isle of Wight. The two mergers would increase assets to approximately $314 million on this date and extend the franchise from Suffolk to the tri-city areas of Petersburg, Hopewell, and Colonial Heights, Virginia, along the southern border of the James River. Each bank would sit two members on the James River Bankshares Board of Directors. The mergers were anticipated to be effective in the first quarter of l996.

AUGUST 10, 1995 - The Board of Directors authorized the consolidation of electronic data processing services through the establishment of a separate non-bank subsidiary, James River Support, Inc., and construction of a new operations center to be located in Waverly, Virginia for all processing in order to develop an economy of scale in this expense area. All subsidiary banks will use this center. The first bank is expected to be converted to this computer center in September, l996.

SEPTEMBER 14, 1995 - The Board of Directors authorized the consolidation of all insurance policies and programs for the subsidiary banks into one program. This consolidation was expected to be complete by June, l996.

October 17, 1995 - The Board of Directors authorized the termination of the subsidiary banks' retirement plans and the adoption of a single plan which would be a discretionary defined contribution plan with a 40l(k) provision. The plan will be in place for the l996 year.

The Board also declared an annual cash dividend of 52 cents per share to stockholders of record November l5, l995, payable on December 1, 1995.

November 20, 1995 - The holding company announced the signing of an agreement by James River Bank, formerly The Bank of Waverly, to purchase fixed assets and deposits of the Courtland and Franklin branches of First Union National Bank of Virginia. These deposits totaled $36.4 million. Consummation of the purchase was expected to be the first quarter of l996.

December 14, 1995 - The Board of Directors through a bidding process accepted the bid of Goodman & Company, L.L.P., to provide external auditing services and tax services for the three year period 1996-1998. This effectively consolidated all external accounting services among the subsidiary banks, subject annually to stockholder approval.

JAMES RIVER BANKSHARES
Management's Discussion and Analysis of
Financial Condition and Results of Operations

     The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of James River Bankshares, Inc. (James River or the Company) and its subsidiaries as of December 31, 1995. The Company was formed on June 1, 1995 and was capitalized pursuant to a share exchange between Bank of Suffolk (BOS) and James River Bank
(JRB) formerly The Bank of Waverly. The transaction was accounted for as a pooling-of-interest and all financial information has been restated accordingly. The following discussion is based upon the historical combined financial statements of BOS and JRB. This discussion and analysis should be read in conjunction with James River's Consolidated Financial Statements and related Notes.

                                    [GRAPH]

                                   RETURN ON
                               AVERAGE ASSETS (%)

                                 1991   1.42
                                 1992   1.44
                                 1993   1.53
                                 1994   1.45
                                 1995   1.29

EARNINGS PERFORMANCE

     James River sustained strong earnings in 1995, having net income of $1,966,000. Even though this represents a 9.6% decrease from 1994 earnings of $2,176,000, several significant factors must be considered when comparing earnings performance. The decrease was primarily attributable to $227,000 in organizational expenses incurred during the organization of the Company. The earnings for 1994 represent a slight increase over 1993's $2,163,000.

     Net income per share equaled $1.28 for 1995 as compared to $1.49 for 1994 and $1.64 for 1993. Return on average equity was 8.14%, 9.87%, and 11.82% for 1995, 1994, and 1993, respectively. Cash dividends paid were $0.52, $0.50, and $0.49 and represent 40.6%, 33.6%, and 29.9% of earnings for each of the respective years.

     The return on average assets was 1.29% for 1995 in comparison to 1.45% and 1.53% for 1994 and 1993.

                                    [GRAPH]

                                   RETURN ON
                               AVERAGE EQUITY (%)

                                 1991   9.66
                                 1992  10.86
                                 1993  11.82
                                 1994   9.87
                                 1995   8.14

NET INTEREST INCOME

     During 1995, management was successful in increasing the loan portfolio by $9,931,000 or 12%. This generated additional interest income by $278,000 net of decreased interest on investments. Interest on investments decreased due to the transfer of funds from the investment portfolio via sales/maturities to meet this loan demand. James River increased net interest income by $231,000 or 3.6% in 1995. The cost of funds increased by 73 basis points to 4.43%, while the yield on average earning assets increased 61 basis points to 8.49%. As a result, net interest spread decreased to 4.06% from 4.18% in 1994. The dollar increase in interest earning assets over interest paying liabilities was the primary reason for 1995's increase in net interest income.

     Net interest income was $6,361,000 in 1994, 5.7% greater than the $6,019,000 reported in 1993. This increase was primarily attributable to an increase in total interest earning assets, which, on average, increased $6,500,000, or 4.9% to $138,637,000 from $132,137,000 in 1993. The average balance of securities increased $1,298,000, or 2.3%, to $57,625,000 while the average balance of higher yielding loans gained 10.0% to $78,484,000. Although interest rates were rising in 1994, they were on average, lower than in 1993 and the average yield on interest earning assets declined 13 basis points from 7.94% in 1993 to 7.81% in 1994.

                                    [GRAPH]

                               EARNINGS PER SHARE

                                 1991   1.15
                                 1992   1.39
                                 1993   1.64
                                 1994   1.49
                                 1995   1.28



OTHER INCOME

     Total other income of $549,000 represents a $68,000, or 11.1% decrease from 1994. The decrease was primarily attributed to a decrease in customer service fees. Also, securities losses increased as the result of selling securities to meet the demand of higher yielding loans.

     For the year ended December 31, 1994, noninterest income was $618,000, decreasing 13.2% from $712,000 in 1993. Gains on investments decreased by $161,000 from income of $139,000 in 1993 to a loss of $22,000 in 1994. The loss in 1994 was also generated by the need to fund loan demand. The gains in 1993 were primarily due to bonds being called at premiums by their issuers because of a lower interest rate environment. Service charge income increased 16.2% from 1993 to 1994.


                                    [GRAPH]

                            NET INTEREST MARGIN (%)

                                 1991   4.89
                                 1992   4.96
                                 1993   4.95
                                 1994   4.89
                                 1995   5.01

OTHER EXPENSE

     Other expense increased $564,000, or 14.5% in 1995. The greater portion, or 38.5% of this increase was due to organizational expenses incurred in connection with the formation of the Company. Occupancy and equipment expenses also increased $162,000 primarily due to additional depreciation expense on new office renovations and new equipment.

     Noninterest expenses increased $270,000, or 7.5% in 1994 to $3.9 million from $3.6 million in 1993. Salaries and employee benefit cost increased 8.4%, or $127,000, in 1994 over 1993. Equipment and occupancy expenses increased 11.8%, to $549,000 in 1994 over 1993's $491,000. The increase in other operating expenses was $64,000, or 5.7%, in 1994 over 1993.

INCOME TAXES

     Income tax expense for 1995 was $623,000, or 1.9% more than the $612,000 for 1994. Even though income before taxes decreased, the increase in tax was due to the decrease in the amount of tax-exempt interest on municipal bond investments in proportion to all other income. Income tax expense in 1994, was 2.7% less than 1993. This decrease can be traced to a 4.1% increase in tax-exempt income and a 0.2% decrease in operating income before taxes for 1994. These amounts correspond to an effective tax rate of 24.1%, 21.94, and 22.53%, respectively, for the three years ended December 31, 1995, 1994, and 1993.


                                    [GRAPH]

                                NET LOAN GROWTH
                                   (millions)

                                 1991   56.3
                                 1992   65.9
                                 1993   71.2
                                 1994   80.5
                                 1995   90.4

BALANCE SHEET ANALYSIS

     James River's total assets grew $217,000 to $157,836,000 from the year end 1994 balance of $157,619,000 which in turn grew by $9,741,000 from 1993.

LOANS

     Total loans, net of unearned income, at year-end totalled $92,042,000 or 12.1% over 1994. The largest increase was in real estate mortgage lending which rose $12,684,000 while commercial lending decreased $8,118,000, or 34.5%. The ratio of loans-to-deposits at year-end 1995 was 70.0%, compared to 61.6% at year end 1994.

     Total loans also increased by $9,590,000 in 1994 from a balance of $72,522,000 in 1993.


                                    [GRAPH]

                                    LOAN TO
                               DEPOSIT RATIO (%)

                                 1991   62.59
                                 1992   56.94
                                 1993   56.01
                                 1994   59.26
                                 1995   69.91

INVESTMENTS

     In 1995, the size of the investment securities portfolio declined by 18.4%, or $10,560,000 to fund the increased loan demand. At year-end 1995, the portfolio totaled $46,727,000 and 89.1% of all securities were rated "A" or better, or were issued by the U.S. Government or its agencies. The portfolio had an average taxable equivalent yield of 7.17% at year-end.

     Investments in 1994 and 1993 remained at relative equal levels with the balance at year-end 1994 of $57,288,000.

DEPOSITS

     Total deposits decreased $1,672,000, or 1.3% to $131,582,000 at year-end 1995. Average deposits were $126,280,000 and $125,987,000 in 1995 and 1994, respectively. This relative equal level of deposit balances resulted from management's control of deposit costs.

     Total deposits at year-end 1993 were $127,690,000.

                                    [GRAPH]

                                 NON-PERFORMING
                             LOANS/TOTAL LOANS (%)

                                1991   .98
                                1992   .93
                                1993   .43
                                1994   .42
                                1995   .49


STOCKHOLDERS' EQUITY

     Common stockholders' equity at year-end 1995 was $25,496,000 compared to $22,872,000 at year-end 1994. Since 1993, Statement of Financial Accounting Standards (SFAS) 115 requires a monthly adjustment to capital, for financial reporting purposes, equal to the net increase or decrease in the market value of the available-for-sale investment portfolio. As of year-end 1995, this adjustment increased capital by $ 627,000. At year-end, the leverage capital ratio was 16.64%, an increase from 1994's ratio of 14.98%. Generally, leverage capital is the ratio of total stockholders' equity -- exclusive of unrealized gains/losses on investments -- to average assets.

     Stockholders' equity increased by $3,883,000 from the 1992 balance of $18,989,000.

     For 1995, 1994, and 1993 cash dividends were $797,000, $773,000, and
$644,000, respectively.

                                    [GRAPH]

                                 RESERVES AS %
                                    OF LOANS


                                  1991   1.23
                                  1992   1.59
                                  1993   1.82
                                  1994   1.96
                                  1995   1.76

ASSET QUALITY

LOAN MONITORING

     James River strives to continually maintain asset quality. Management places great emphasis on monitoring the loan portfolio's repayment performance. Aggressive efforts are made in collecting problem loans. Non-performing loans were 0.49% of total loans at year-end 1995 as compared to 0.42% at year-end 1994 and 0.43% for year-end 1993.

ALLOWANCE FOR LOAN LOSSES

     Net loans charged off in 1995 were $92,000 as compared to $2,000 in 1994. To maintain an adequate reserve balance, a provision of $96,000 was made in 1995. In 1994 the reserve was increased by $300,000 over 1993. At year-end 1995 the allowance for loan losses was 1.76% of total loans. The allowance at the end of 1994 was 1.96%. At year-end 1993 the allowance for loan losses was $1,318,000.

LIQUIDITY AND CAPITAL REQUIREMENTS

     At year-end federal funds and investments maturing within one year amounted to $12,001,000 or 9.12% of deposits. In addition, 42.75% of investment securities mature in the 1-5 year range. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.


                                    [GRAPH]

                                NET CHARGE-OFFS
                              TO AVERAGE LOANS (%)

                                   1991    .14
                                   1992    .31
                                   1993    .13
                                   1994    .02
                                   1995    .11


     The Company has no long-term debt. The Company has entered into agreements to purchase banking software and computer equipment for installation in 1996 with an aggregate cost of approximately $1,300,000. In addition, the Company intends to build a centralized EDP support center building which will house the computer equipment and operations. The estimated cost of the building, furniture and fixtures, exclusive of computer equipment, is expected to cost approximately $775,000.

     In addition, the Company, through James River Bank, acquired two branch banking offices on March 23, 1996, one in the City of Franklin, Virginia and one in Courtland, Southampton County, Virginia. The Company acquired the land, buildings, equipment, furniture and fixtures and assumed the deposits of the two branches. The fixed assets were purchased for $1,035,000. In addition, the Company paid a premium for the branches' deposits of $2,817,000 based on combined deposits of $34,360,000.

     At December 31, 1995, the Company's equity to asset ratio was 16.15%.

                                    [GRAPH]

                               SECURITIES GROWTH
                                   (millions)

                                 1991   43.3
                                 1992   54.9
                                 1993   56.7
                                 1994   57.3
                                 1995   46.7

INFLATION

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation, to a larger extent than interest rates.

                                    [GRAPH]

                                 DEPOSIT GROWTH
                                   (millions)

                                   1991    96.3
                                   1992   121.4
                                   1993   127.7
                                   1994   133.3
                                   1995   131.6

BUSINESS COMBINATION

     On March 1, 1996, the Company acquired First Colonial Bank, FSB ("FCB") and Bank of Isle of Wight ("BIW") in two separate subsidiary mergers. A total of 914,941 shares of James River Common Stock were issued to former shareholders of FCB and BIW in the transactions. At March 1, 1996, FCB had total assets of approximately $135,653,000 and shareholders' equity of approximately $8,298,000. At March 1, 1996, BIW had total assets of approximately $33,444,000 and shareholders' equity of approximately $3,275,000.

     Both transactions were accounted for as a pooling-of-interest. See Note 14 to the Financial Statements "Subsequent Event."

ACCOUNTING RULE CHANGES

     In May 1995, the Financial Accounting Standards Board issued Statement No. 122, Accounting for Mortgage Servicing Rights (SFAS No. 122). SFAS No. 122 requires that the cost of loans (including origination costs) be allocated between the cost of the mortgage servicing rights and the loan based on relative fair values, when loans are to be sold or securitized. The cost of mortgage servicing rights would be recorded as an asset and amortized over the estimated servicing period, with periodic evaluations and, if necessary, write downs for impairment. The Statement must be implemented prospectively for fiscal years beginning after December 15, 1995. FCB does maintain a servicing portfolio of residential-mortgage loans. However, SFAS 122 is not expected to have a material effect on the Company's financial statements. Additional accounting rule changes are set forth in the notes to the Company's Financial Statements.

JAMES RIVER BANKSHARES
Five Year Financial Summary


                                                                         Years ended December 31,
- ---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                          1995              1994              1993            1992             1991
- ---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income                           $     11,323      $    10,401       $     9,967      $     9,662      $     9,092
Interest expense                                 4,731            4,040             3,948            4,317            4,741
- ---------------------------------------------------------------------------------------------------------------------------
   Net interest income                           6,592            6,361             6,019            5,345            4,351
Provision for loan losses                           96              299               317              547              240
Net interest income after provision
     for loan losses                             6,496            6,062             5,702            4,798            4,111
Noninterest income                                 549              618               712              655              532
Noninterest expense                              4,456            3,892             3,622            3,168            2,783
Income before income taxes                       2,589            2,788             2,792            2,285            1,860
Income taxes - current                             651              692               709              567              415
Income taxes - deferred                            (28)             (80)              (80)            (109)             (68)
- ---------------------------------------------------------------------------------------------------------------------------
Net income                                $      1,966      $     2,176       $     2,163      $     1,827      $     1,513

PER SHARE DATA:
Net income                                $       1.28      $      1.49       $      1.64      $      1.39      $      1.15
  Cash dividends                                  0.52             0.50              0.49             0.48             0.39
  Book value at period end                       16.62            14.94             14.36            13.23            12.35
  Tangible book value at period end              17.18            14.82             14.22            13.07            12.35

BALANCE SHEET DATA:
     Total assets                         $    157,836      $   157,619       $   147,878   $      139,738      $   114,166
     Loans, net                                 90,423           80,496            71,204           65,935           56,284
     Securities                                 46,727           57,288            56,689           54,892           43,277
     Deposits                                  131,582          133,254           127,690          121,411           96,347
     Stockholders' equity                       25,496           22,872            18,988           17,412           16,172
     Average shares outstanding              1,531,429        1,461,522         1,319,626        1,316,490        1,310,100

PERFORMANCE RATIOS:
  Return on average assets                        1.29%            1.45%             1.53%            1.44%            1.42%
  Return on average equity                        8.14             9.87             11.82            10.86             9.66
  Net interest margin                             5.01             4.89              4.95             4.96             4.89
  Efficiency                                     61.94            55.58             54.93            53.93            57.37

ASSET QUALITY RATIOS:
  Allowance for loan losses to period
    end loans                                     1.76%            1.96%             1.82%            1.59%            1.23%
  Allowance for loan losses to
     nonaccrual loans                           467.92           473.90            499.24           205.61           130.19
  Non-performing assets to period end
    loans and foreclosed properties               0.49             0.42              0.43             0.93             0.98
  Net charge-offs to average loans                0.11             0.02              0.13             0.31             0.14

CAPITAL AND LIQUIDITY RATIOS:
  Leverage                                       16.64%           14.98%            12.72%           12.95%           14.17%
  Risk based:
    Tier I capital                               26.57            25.45             25.50            26.17            25.37
    Total capital                                28.26            27.26             27.29            27.70            26.47
  Average loans to average deposits              69.91            59.26             56.01            56.94            62.59


JAMES RIVER BANKSHARES
Consolidated Statements of Financial Condition



December 31,                                                             1995                   1994
- -------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                          $   7,901,380         $    7,102,699
Federal funds sold                                                   7,232,000              6,148,000
Investment securities available-for-sale                            46,727,090             20,394,994
Investment securities held-to-maturity                                      --             36,892,918
Loans, net                                                          90,422,853             80,496,048
Premises and equipment, net                                          3,415,091              3,605,311
Accrued interest receivable                                          1,525,379              1,507,102
Other assets                                                           607,789                576,923
Deferred income taxes                                                    4,368                895,325
- -------------------------------------------------------------------------------------------------------
Total Assets                                                     $ 157,835,950         $  157,619,320
- -------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits                                                      $ 131,582,284         $  133,254,444
   Accrued interest payable                                            383,024                297,025
   Other liabilities                                                   374,265              1,195,795
- -------------------------------------------------------------------------------------------------------
Total Liabilities                                                  132,339,573            134,747,264
- -------------------------------------------------------------------------------------------------------

Commitments and Contingencies

Stockholders' equity:
Common stock, $5.00 par value per share (10,000,000
  shares authorized; 1,533,752 and 1,531,040 shares
  issued and outstanding at December 31, 1995 and
  1994, respectively)                                                7,668,760              7,655,200
Additional paid-in-capital                                           3,566,875              3,540,733
Retained earnings                                                   13,632,905             12,465,261
Net unrealized gain (loss) on securities available-for-sale            627,837               (789,138)
- -------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                          25,496,377             22,872,056
- -------------------------------------------------------------------------------------------------------
Total Liabilities and
Stockholders' Equity                                             $ 157,835,950         $  157,619,320
- -------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

JAMES RIVER BANKSHARES
Consolidated Statements of Income



For the Years Ended December 31,                              1995               1994                1993
- --------------------------------------------------------------------------------------------------------------
Interest income:
  Interest and fees on loans                           $    7,957,138     $    6,762,527      $    6,285,773
  Interest on investment securities:
    Taxable                                                 2,117,187          2,493,636           2,585,582
    Exempt from Federal income taxes                        1,089,682          1,027,143             986,912
  Interest on Federal funds sold                              159,180            117,198             109,228
- --------------------------------------------------------------------------------------------------------------
Total interest income                                      11,323,187         10,400,504           9,967,495
- --------------------------------------------------------------------------------------------------------------
Interest expense:
  Interest on deposits                                      4,689,091          4,018,957           3,940,661
  Interest on Federal funds purchased                          41,673             20,538               7,391
- --------------------------------------------------------------------------------------------------------------
Total interest expense                                      4,730,764          4,039,495           3,948,052
- --------------------------------------------------------------------------------------------------------------
Net interest income                                         6,592,423          6,361,009           6,019,443
Provision for loan losses                                      96,152            299,447             317,653
- --------------------------------------------------------------------------------------------------------------
Net interest income after provision
   for loan losses                                          6,496,271          6,061,562           5,701,790
- --------------------------------------------------------------------------------------------------------------
Other operating income:
  Customer service fees                                       470,882            588,487             505,745
  Investment securities gains (losses)                       (51,677)            (21,975)            139,450
  Other income                                                129,953             50,989              66,520
- --------------------------------------------------------------------------------------------------------------
Total other operating income                                  549,158            617,501             711,715
- --------------------------------------------------------------------------------------------------------------
Other operating expenses:
  Salaries                                                  1,727,362          1,637,909           1,510,425
  Employee benefits                                           380,406            427,332             413,596
  Occupancy expense, net                                      325,288            220,063             203,934
  Equipment expense                                           385,907            329,121             286,625
  Other expenses                                            1,636,810          1,277,251           1,207,285
- --------------------------------------------------------------------------------------------------------------
Total operating expenses                                    4,455,773          3,891,676           3,621,865
- --------------------------------------------------------------------------------------------------------------
Income before income taxes                                  2,589,656          2,787,387           2,791,640
Income taxes                                                  623,212            611,588             628,822
- --------------------------------------------------------------------------------------------------------------
Net income                                             $    1,966,444     $    2,175,799      $    2,162,818
- -------------------------------------------------------------------------------------------------------------
Earnings per share                                     $         1.28     $         1.49      $         1.64
- --------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

JAMES RIVER BANKSHARES
Consolidated Statements of Stockholders' Equity

                                                                                               Unrealized
                                                                                              gain(loss) on
                                                            Additional                         securities
                                               Common          Paid-In           Retained       available-
                                                Stock          Capital           Earnings        for-sale           Total
- ---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                $  6,593,950    $   1,318,790      $    9,499,521     $      --     $ 17,412,261

Net income                                          --               --           2,162,818            --        2,162,818

Stock options exercised                         30,000           27,600                  --            --           57,600
   (6,000 shares)

Cash dividends declared                             --               --            (644,151)           --         (644,151)
   ($0.49 per share)
- ---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                   6,623,950        1,346,390          11,018,188            --       18,988,528

Implementation of change in
   accounting for securities net of
     deferred income taxes of $91,771               --               --                  --       178,144          178,144

Net income                                          --               --           2,175,799            --        2,175,799

Net proceeds from 200,000 shares of
   common stock from public offering         1,000,000        2,158,718                  --            --        3,158,718

Stock options exercised (6,250 shares)          31,250           35,625                  --            --           66,875

Cash dividends declared ($0.50 per share)           --               --            (773,020)           --         (773,020)

Other                                               --               --              44,294            --           44,294

Change in unrealized gain (loss) on
   securities available-for-sale, net of
     deferred income taxes of $498,297              --               --                  --      (967,282)        (967,282)
- ---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                   7,655,200        3,540,733          12,465,261      (789,138)      22,872,056

Net income                                          --               --           1,966,444            --        1,966,444

Stock option exercised
   (2,799 shares)                               11,500           17,365                  --            --           28,865

Stock issued pursuant to directors'
   stock purchase plan (499 shares)              2,495            8,777                  --            --           11,272

Cash dividends declared
   ($0.52 per share)                                --               --            (797,633)           --         (797,633)

Cash paid in lieu of fractional shares
   related to merger with Bank of Suffolk
     and The Bank of Waverly                      (435)              --              (1,167)           --           (1,602)

Transfer-securities held-to-maturity to
   available-for-sale, net of deferred
     income tax of $217,329                         --               --                  --       421,874          421,874

Change in unrealized gain (loss) on
   securities available-for-sale, net of
     deferred income taxes of $512,627              --               --                  --       995,101          995,101
- ---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995               $   7,668,760    $   3,566,875        $ 13,632,905     $ 627,837     $ 25,496,377
- ---------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

JAMES RIVER BANKSHARES
Consolidated Statements of Cash Flows



For the Years Ended December 31,                                            1995               1994                1993
- ---------------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net income                                                          $    1,966,444     $     2,175,799     $    2,162,818
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Provision for loan losses                                                 3,971             325,000            274,000
   Depreciation and amortization                                           330,523             242,270            197,111
   (Increase) decrease in interest receivable                              (18,277)            (14,450)           (44,630)
   Increase (decrease) in interest payable                                  85,999               9,903            (63,627)
   (Increase) decrease in other assets                                     (30,866)           (297,388)           (34,466)
   Increase (decrease) in other liabilities                               (821,530)            327,051            183,808
   Deferred taxes                                                          890,957                  --                 --
- ---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                2,407,221           2,768,185          2,675,014
- ---------------------------------------------------------------------------------------------------------------------------

Investing Activities:
   Proceeds from sale of investment securities
     available-for-sale                                                 27,388,548           8,562,447                 --
   Purchase of investments available-for-sale                          (17,399,715)        (10,956,092)                --
   Redemption - investment securities
     held-to-maturity                                                    1,988,964           8,195,335         21,179,631
   Purchase of investments held-to-maturity                                     --          (7,452,122)       (22,923,177)
   Net increase in loans                                                (9,930,776)         (9,617,656)        (5,542,128)
   Purchase of fixed assets                                               (140,303)         (1,509,022)          (567,674)
- ---------------------------------------------------------------------------------------------------------------------------
Net cash provided by investing activities                                1,906,718         (12,777,110)        (7,853,348)
- ---------------------------------------------------------------------------------------------------------------------------

Financing Activities:
   Cash dividends paid                                                    (797,633)           (773,020)          (644,151)
   Net increase (decrease) in demand deposits                             (253,088)          4,159,740          3,200,626
   Net increase (decrease) in
     interest bearing deposits                                           4,468,134            (878,685)         4,667,637
   Net increase (decrease) in certificates of deposits                  (5,887,206)          2,283,418         (1,589,041)
   Issuance of stock                                                        40,137           3,225,593             57,600
   Purchase of fractional shares                                            (1,602)                 --                 --
- ---------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                   (2,431,258)          8,017,046          5,692,671
- ---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     1,882,681          (1,991,879)           514,337
Cash and cash equivalents, beginning of year                            13,250,699          15,242,578         14,728,241
- ---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                              $   15,133,380     $    13,250,699     $   15,242,578
- ---------------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
   Interest                                                         $    4,644,765     $     4,029,593     $    4,023,174
- ---------------------------------------------------------------------------------------------------------------------------
   Income taxes                                                     $      377,708     $       907,402     $      707,172
- ---------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of non-cash activities:
   Transfer of investments held-to-maturity
   to available-for-sale                                            $   34,903,954     $            --     $           --
- ---------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the financial statements.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     James River Bankshares, Inc. ("the Company") is a Virginia bank holding company that commenced operation June 1, 1995. The Company was capitalized pursuant to a share exchange between Bank of Suffolk, a Virginia state chartered bank and The Bank of Waverly, a Virginia state chartered bank. In the share exchange, shareholders of the Bank of Suffolk and The Bank of Waverly exchanged their shares of common stock for 1,531,040 shares of James River Bankshares, Inc. common stock. Bank of Suffolk and The Bank of Waverly are now wholly owned subsidiaries of James River Bankshares, Inc. and the holding company conducts all of its banking operations through these two subsidiaries.

CONSOLIDATION
     The consolidated financial statements of James River Bankshares include the accounts of the holding company and its wholly owned bank subsidiaries. Significant intercompany transactions and amounts have been eliminated.
     The consolidation has been prepared using the pooling of interest method. All information included in the financial statements has been combined as if the merger had occurred at the earliest date presented.

CASH AND CASH EQUIVALENTS
     For the purpose of presentation in the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions Cash and Due from Banks and Federal funds sold.

INVESTMENT SECURITIES
     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. SFAS 115 requires the classification of investment securities into three categories: Held-to-Maturity, Available-for-Sale and Trading. Investment securities classified as Held-to-Maturity are reported at cost, adjusted for amortization of premium and accretion of discount. Investment securities classified as Available-for-Sale are reported at fair value with the change in unrealized gains and losses net of tax included in shareholders' equity. The Company has had no Trading securities. The effect of adopting the statement for 1994 was to recognize an unrealized gain, net of tax, of $178,144 as an increase in shareholders' equity.
     The adjustment of premium or discount is amortized or accrued by the interest method. Realized gains or losses or writedowns in carrying value of securities are computed on the specific identification method.
     Prior to the adoption of SFAS No. 115, securities were classified as held-to-maturity. Held-to-maturity securities were carried at amortized cost.
     Dividend and interest income, including amortization of premiums and accretion of discounts, for both available-for-sale and held-to-maturity securities are included in interest income.
     Realized gains and losses for both securities portfolios are recorded in net securities gains and are computed using the specific identification method.

LOANS
     Loans are stated at the principal amount outstanding, net of deferred loan fees, discounts, and reserve for loan losses.
     Loan origination fees and certain direct origination costs are capitalized and amortized as an adjustment to interest income over the life of the related loans.
     Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment.
     When a loan is classified as nonaccrual, all interest receivable on that particular loan is charged back to income at that time. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. On charged off loans, cash receipts in excess of the amount charged to the allowance for loan losses is recognized as income on the cash basis.
     Effective January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" ("SFAS 118"). SFAS 114, as amended by SFAS 118 requires that an impaired loan be measured based upon the present value of expected future cash flows discounted at the effective interest rate, or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when it is probable that a creditor will be unable to collect all interest and principal payments as scheduled in the loan agreement. The basic policy of the Company is to charge off loans when the loss can be readily determined. All impaired loans are included in nonaccrual loans. Interest income is recognized on the cash basis for impaired loans.

ALLOWANCE FOR LOAN LOSSES
     The allowance for loan losses is maintained at a level considered adequate by management to provide for potential loan losses. The reserve is increased by provisions charged to operating expenses and reduced by net charge-offs. For the period ended December 31, 1995, 1994 and 1993, the provision for losses on loans amounted to a net charge-off of $92,181, $2,082 and $86,322 respectively. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, commitments to extend credit, based on evaluations of the collectibility and prior loss experience of loans, commitments to extend credit. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, and current and anticipated economic conditions (both local and worldwide) that may affect the borrower's ability to pay. For additional information see Note 3.


BANK PREMISES AND EQUIPMENT
     Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line and declining balance methods over the estimated useful lives of the assets. Estimated lives range from 10 years to 40 years for buildings and from 3 years to 10 years for equipment, furniture and fixtures. Leasehold improvements are being depreciated over the lives of the respective leases.
         Gains and losses upon disposition of assets are included in operations.

INCOME TAXES
     The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

EARNINGS PER SHARE
     Earnings per share are based on the weighted average number of shares outstanding during the year. The weighted average number of shares utilized in calculating earnings per share was 1,531,429 in 1995, 1,461,522 in 1994 and 1,319,626 in 1993.

NOTE 2: INVESTMENT SECURITIES
     During the third quarter of 1995, the Company reassessed its management philosophy regarding investment securities. Management determined that, due to proposed acquisitions, the Company would need to have funds available to meet liquidity needs and future loan demand. Accordingly, all investments held-to-maturity by Bank of Suffolk were reclassified as available-for-sale. All securities held-to-maturity were transferred to available-for-sale as of September 30, 1995. The transfers are shown separately on the statement of changes in stockholders equity as follows:

Fair market value at date of transfer           $30,090,897
Amortized cost                                   29,451,694
- -------------------------------------------------------------
    Unrealized gain                                 639,203
Related income tax                                (217,329)
- -------------------------------------------------------------
   Net increase to stockholders' equity        $   421,874
- -------------------------------------------------------------


     During the first quarter of 1995 The Bank of Waverly did sell three held-to-maturity securities as follows:

                        Gross Selling
                                Price              Cost               Gain
- ------------------------------------------------------------------------------
Agencies (2)            $     763,031       $    751,270        $     11,761
Municipals (1)                258,750            245,396              13,354
- ------------------------------------------------------------------------------
                        $   1,021,781       $    996,666        $     25,115
- ------------------------------------------------------------------------------

Management determined that with the demand for agricultural loans in March, 1995, it was necessary for The Bank of Waverly to fund such loans through the sale of investment securities. One particular available-for-sale security was sold at a loss of $27,862. To offset this loss and increase available funding, two U. S. Government Agency held-to-maturity securities and one municipal held-to-maturity security were sold at a combined profit of $25,115. As a result of the above action, all investments at The Bank of Waverly in the held-to-maturity classification were reclassified to available-for-sale.

     Securities available-for-sale consist of the following:


                                                                    Gross                     Gross
                                      Amortized                Unrealized                Unrealized                  Fair
December 31, 1995                          Cost                     Gains                    Losses                 Value
- --------------------------------------------------------------------------------------------------------------------------
US government and federal
   agencies                       $   22,099,749          $       427,460          $        29,416         $    22,497,793
State and local governments           22,170,310                  561,416                   34,214              22,697,512
Other securities                         849,161                   26,833                      809                 875,185
Equity                                   656,600                       --                       --                 656,600
- --------------------------------------------------------------------------------------------------------------------------
   Totals                         $   45,775,820          $     1,015,709          $        64,439         $    46,727,090
- --------------------------------------------------------------------------------------------------------------------------
                                                                    Gross                    Gross
                                      Amortized                Unrealized               Unrealized                   Fair
December 31, 1994                          Cost                     Gains                   Losses                  Value
- --------------------------------------------------------------------------------------------------------------------------
US government and federal
    agencies                      $   16,288,801          $           514          $       974,488         $    15,314,827
State and local governments            4,909,909                    7,427                  227,819               4,689,517
Other securities                         251,947                       --                    1,297                 250,650
Equity                                   140,000                       --                       --                 140,000
- --------------------------------------------------------------------------------------------------------------------------
   Totals                         $   21,590,657          $         7,941          $     1,203,604         $    20,394,994
- --------------------------------------------------------------------------------------------------------------------------


   The following is a summary of maturities of securities available-for-sale as of December 31, 1995:

                                                                                  Securities available-for-sale
- --------------------------------------------------------------------------------------------------------------------------
                                                                       Amortized                                    Fair
Amounts maturing in:                                                        Cost                                    Value
- --------------------------------------------------------------------------------------------------------------------------
One year or less                                                 $     5,482,003                           $    5,520,438
After one year through five years                                     19,541,305                               19,930,205
After five years through ten years                                    15,569,812                               15,912,880
After ten years                                                        4,526,100                                4,706,967
Equity                                                                   656,600                                  656,600
- --------------------------------------------------------------------------------------------------------------------------
   Totals                                                        $    45,775,820                           $   46,727,090
- --------------------------------------------------------------------------------------------------------------------------

     There were no securities in the held-to-maturity category at December 31, 1995.

     Securities held-to-maturity consist of the following:

                                                                    Gross                   Gross
                                       Amortized               Unrealized               Unrealized                   Fair
December 31, 1994                           Cost                    Gains                   Losses                  Value
- --------------------------------------------------------------------------------------------------------------------------
US government and
   federal agencies               $   19,498,731            $      21,014            $     643,409          $   18,876,336
State and local governments           15,971,872                  177,423                  544,102              15,605,193
Other securities                       1,248,965                    5,769                   20,124               1,234,610
Equity                                   173,350                       --                       --                 173,350
- --------------------------------------------------------------------------------------------------------------------------
   Totals                         $   36,892,918            $     204,206            $   1,207,635          $   35,889,489
- --------------------------------------------------------------------------------------------------------------------------

     Gross realized gains and losses on securities-available-for-sale for 1995 and 1994 were as follows:

                                    1995               1994
- ---------------------------------------------------------------
Gross realized gains            $  157,140          $  14,994
Gross realized losses             (212,791)           (40,312)
- ---------------------------------------------------------------
   Net realized loss            $  (55,651)         $ (25,318)
- ---------------------------------------------------------------


     Gross realized gains and losses on redemption of securities held-to-maturity are as follows:

                                  1995                1994               1993
- --------------------------------------------------------------------------------
Gross realized gains         $     5,301        $      5,182        $   150,742
Gross realized losses             (1,327)             (1,839)           (11,292)
- --------------------------------------------------------------------------------
   Net realized gain         $     3,974        $      3,343        $   139,450
- --------------------------------------------------------------------------------


         Investment securities with a carrying value of approximately $6,693,046 at December 31, 1995 were pledged to secure public deposits.

NOTE 3: LOANS RECEIVABLE
Loans receivable are summarized below:

December 31                             1995                     1994
- --------------------------------------------------------------------------
Commercial                        $    15,672,258          $   13,000,930
Agricultural                            1,102,066                 939,242
Real estate construction                2,604,934               2,576,084
Real estate mortgage                   59,054,298              53,148,333
Installment                            13,621,091              12,440,880
- --------------------------------------------------------------------------
Total loans                       $    92,054,647          $   82,105,469
Less:
   Allowance for loan losses           (1,619,429)             (1,615,508)
   Unearned discount                         (704)                 (3,844)
Deferred loan (fees) expenses             (11,611)                  9,931
- --------------------------------------------------------------------------
   Net loans                      $    90,422,853          $   80,496,048
- --------------------------------------------------------------------------
     The allowance for loan losses is summarized below:


                                              1995               1994                1993
- ---------------------------------------------------------------------------------------------
Balance--beginning of year              $   1,615,508      $   1,318,143       $   1,063,186
Provision charged to operations                96,152            299,447             341,279
Charge offs                                  (136,090)           (51,212)           (130,902)
Recoveries                                     43,909             49,130              44,580
- ---------------------------------------------------------------------------------------------
Balance--end of year                    $   1,619,479      $   1,615,508       $   1,318,143
- ---------------------------------------------------------------------------------------------

     At December 31, 1995, the Company had $344,000 in impaired loans, of which $268,000 was collateralized by real estate with appraised values exceeding the carrying values of the loans. Impaired loans making up $22,000 of this total have since been charged to the allowance for loan losses as were the loans considered to be smaller homogeneous loans, amounting to $48,000. The basic policy of the Company is to charge off loans when the loss can be readily determined. All impaired loans are included in nonaccrual loans, therefore, there is no impact on the comparability of the credit risk tables.

NOTE 4:  RELATED PARTIES
     The Company has had and expects to have in the future, lending transactions in the ordinary course of its business with directors, officers, principal stockholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such extensions of credit do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of loans to such individuals as of December 31, 1995, 1994 and 1993 was $6,286,000, $6,575,622 and $6,293,709, respectively.

NOTE 5:  BANK PREMISES AND EQUIPMENT
     Major classifications of bank premises and equipment are summarized as follows:

December 31,                            1995                1994
- -----------------------------------------------------------------
Land                          $      566,288       $     566,288
Buildings                          2,676,247           2,699,210
Furniture and equipment            2,375,856           2,270,152
Construction in process               36,771               3,600
- -----------------------------------------------------------------
                                   5,655,162           5,539,250
Accumulated depreciation
   and amortization               (2,240,071)         (1,933,939)
- -----------------------------------------------------------------
                              $    3,415,091       $   3,605,311
- -----------------------------------------------------------------
Depreciation expense          $      330,523       $     242,270
- -----------------------------------------------------------------

     See also Note 7 for office lease commitments.

NOTE 6:  DEPOSITS
     Deposits are summarized below:

December 31,                                                  1995                      1994
- ----------------------------------------------------------------------------------------------
Deposits:
   Demand deposits                                 $    22,965,761            $   23,218,849
   Interest bearing demand deposits                     21,518,344                11,218,386
   Money market deposits                                13,083,025                15,277,923
   Savings deposits                                     19,216,915                22,853,841
   Time deposits $100,000 and over                       6,177,000                 4,266,086
   Other time deposits                                  48,621,239                56,419,359
- ----------------------------------------------------------------------------------------------
     Total Deposits                                  $ 131,582,284             $ 133,254,444
- ----------------------------------------------------------------------------------------------

NOTE 7: COMMITMENTS, CONTINGENT LIABILITIES
                 AND LEGAL PROCEEDINGS

    In the normal course of business there are outstanding various commitments and contingent liabilities, such as guaranties, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. The Company does not anticipate losses as a result of these transactions.

     Summaries of certain of these commitments and contingent liabilities at December 31, 1995, 1994 and 1993 follow:

                                                   1995               1994                1993
- ------------------------------------------------------------------------------------------------
Commitments to extend credit             $   22,635,513      $  13,491,346      $   13,462,957
Standby letters of credit                       517,232            433,932             236,700

     All the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. All such customers are depositors of the Company. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Company, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of $3,500,000.

      Fees from issuing standby letters of credit generally are recognized in income for the year received. Losses, if any, are charged to the allowance for loan losses. These standby letters of credit have an average risk profile comparable to investment grade obligations. Outstanding credits do not extend beyond one year.

     The Company has entered into agreements to purchase banking software and computer equipment for installation in 1996 with an aggregate cost of approximately $1,300,000. In addition, the Company intends to build a centralized EDP support center building, which will house the computer equipment and operations. The estimated cost of the building, furniture and fixtures, exclusive of computer equipment, is expected to cost approximately $775,000.

     Standby letters of credit have been issued in support of the following obligations:

                         1995 Approximate              1994 Approximate
- -------------------------------------------------------------------------------
                                     Remaining                       Remaining
                                     Average                          Average
                                    Maturities                      Maturities
                  Percentage          Months        Percentage       (Months)
- -------------------------------------------------------------------------------
Private debt         100               10              100              10


     The Company is leasing a branch office under a noncancelable operating lease having an expiration in 2004 with two additional five year and one two and one-half year renewal options. Rent expense for 1995 was $36,000.

     Future minimum rentals are as follows:

                  1996                 $    30,000.00
                  1997                      30,000.00
                  1998                      30,000.00
                  1999                      30,000.00
                  Thereafter               180,000.00

     There are no material legal proceedings other than ordinary routine litigation incidental to the business.

NOTE 8: STOCKHOLDERS' EQUITY

     During 1994, 200,000 additional shares were sold in a rights and public offering at an average issue price of $17.00. This offering raised $3,158,718, net of offering costs of $241,282.

     The Company has a stock option plan for certain employees, in which 50,000 shares are reserved for issuance under the plan over a five-year period. For 1995, 1994 and 1993, 2,500, 6,300 and 6,200 shares were made available of which 2,300, 6,250, and 6,000 were issued at prices of $12.55, $10.70 and $9.60, respectively. Total expired shares under the option plan for 1995 and 1994 amounted to 50 shares and 200 shares respectively.

     Federal regulations restrict the payment of dividends in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years.

     Federal regulatory agencies have adopted various capital standards for financial institutions, including risk-based capital standards. The primary objectives of comparing capital positions of financial institutions are to take into account the different risks among financial institutions' assets and off-balance-sheet-items.

     Risk based capital standards have been supplemented with requirements for a minimum leverage ratio. The leverage ratio is the Company's Tier I Capital divided by the amount of the Company's total average assets as reported on the balance sheet. In addition, the regulatory agencies consider the published capital levels as minimum levels and may require a financial institution to maintain capital at higher levels.

     A comparison of the Company's capital as of December 31, 1995 and 1994 with the minimum requirements is presented below.

                                            Actual                  Minimum
                                    1995               1994       Requirements
- ------------------------------------------------------------------------------
Tier I Risk-based Capital          26.57%             25.45%            4.00%
Total Risk-based Capital           28.26%             27.26%            8.00%
Leverage Ratio                     16.64%             14.98%            4.00%


NOTE 9: INCOME TAXES

     The December 31, 1995, 1994 and 1993 provision for income taxes applicable to net income as reflected in the financial statements consists of the following:

December 31                                     1995        1994         1993
- -------------------------------------------------------------------------------
Provision applicable to income
   per financial statements                   $623,212    $611,588     $628,822
Deferred tax provision                          28,196      80,931       79,886
- -------------------------------------------------------------------------------
   Total provision for taxes--current         $651,408    $692,519     $708,708
- -------------------------------------------------------------------------------


     The accumulated net deferred income taxes included in other assets in the Statements of Condition are recapped below:

                                                    1995        1994           1993
- ---------------------------------------------------------------------------------------------
Total net deferred income taxes--as adjusted      $ 895,325    $407,868    $   327,982
Deduction: Current year benefit                      28,196      80,931         79,886
FASB-115--Provision                                (919,153)    406,526          --
- ---------------------------------------------------------------------------------------------
   Total net deferred income taxes                $   4,368    $895,325    $   407,868
- ---------------------------------------------------------------------------------------------

     The components of the deferred income tax asset included in other assets are as follows:

                                           1995           1994           1993
- --------------------------------------------------------------------------------
Deferred tax liability:
   Federal                              $(616,158)      $(87,454)      $(60,154)
Deferred tax asset:
   Federal                                620,526        982,779        468,022
- --------------------------------------------------------------------------------
     Net deferred tax asset             $   4,368       $895,325       $407,868
- --------------------------------------------------------------------------------


     The tax effects of each type of income and expense item that gave rise to deferred taxes are:

                                                                          1995                1994                   1993
- ---------------------------------------------------------------------------------------------------------------------------
Net unrealized appreciation on securities available for sale           $(512,627)         $   406,526          $       --
Depreciation                                                            (103,531)             (87,454)            (60,154)
Pension                                                                   31,066               31,066              16,956
Allowance for credit losses                                              556,079              523,387             430,971
Other                                                                     33,381               21,800              20,095
- ---------------------------------------------------------------------------------------------------------------------------
   Net deferred tax asset                                              $   4,368          $   895,325          $  407,868
- ---------------------------------------------------------------------------------------------------------------------------

    Had the Company been required to pay income taxes at the statutory Federal income tax rate, the provision for income taxes would have been $880,483 in 1995, $947,712 in 1994 and $949,158 in 1993, computed by applying the Federal income tax rate of 34% to income before taxes in 1995, 1994 and 1993. The following is a reconciliation of the difference between the statutory Federal income tax rate and the effective rate derived by dividing the provision for income taxes shown in the Statements of Income by income before income taxes.

                                                            1995           1994        1993
- --------------------------------------------------------------------------------------------
Statutory Federal income tax rate                           34.00%        34.00%     34.00%
Tax-exempt municipal loan and municipal bond income         (9.94%)      (12.06%)   (11.47%)
- --------------------------------------------------------------------------------------------
Effective income tax rate                                   24.06%        21.94%     22.53%
- --------------------------------------------------------------------------------------------
   Net provision for taxes                                  24.06%        21.94%     22.53%
- --------------------------------------------------------------------------------------------

NOTE 10: PENSION PLAN

     The Company had a defined benefit pension plan, which was terminated on December 31, 1995. The total pension cost for 1995, 1994 and 1993 was $16,076, $66,068 and 56,020, respectively. The Company had elected to have the plan pay administrative costs.

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7 1/2% and 6%, respectively, for 1995, 1994 and 1993. The weighted-average expected long-term rate of return on assets was 9% for 1995, 1994 and 1993.

     The following table sets forth the plan's funded status and amounts recognized in the Bank's Statements of Condition at December 31, 1995, 1994 and 1993 (in thousands):


                                                                            1995               1994                1993
- ---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including vested
   benefits of $320,721, $410,655 and $356,135, respectively           $   328,840        $   416,831         $   358,097
- ---------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation for service
   rendered to date                                                    $  (652,131)       $  (653,167)        $  (612,070)
Plan assets at fair value, primarily listed stock and U. S. bonds          363,254            510,734             540,394
- ---------------------------------------------------------------------------------------------------------------------------

Projected benefit obligation in excess of plan assets                  $  (288,877)       $  (142,433)          $ (17,676)
Unrecognized net gain from past experience different
   from that assumed and effects of changes in assumptions                 (37,684)           (54,054)            (61,385)
Prior service cost net yet recognized in the net periodic
    pension cost                                                            67,406             72,221              77,036
Unrecognized net obligation at December 31, 1990 being
    recognized over 20 years                                                39,522            (41,110)            (44,536)
- ---------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost included in other assets                          $  (219,633)       $  (165,376)        $  (100,561)
- ---------------------------------------------------------------------------------------------------------------------------


   Net pension costs for 1995, 1994 and 1993 included the following components (in thousands):

                                                                              1995               1994                1993
- ---------------------------------------------------------------------------------------------------------------------------
Service cost--benefits earned during the period                        $    85,752        $    71,542         $    66,143
Interest cost on projected benefit obligation                               48,802             48,880              45,798
Actual return on plan assets                                               (32,564)           (45,837)            (48,506)
Net amortization and deferral                                                1,389              1,389               1,380
- ---------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                              $   103,379        $    75,974         $    64,815
- ---------------------------------------------------------------------------------------------------------------------------

     The Company also had a defined contribution pension plan, which was terminated on December 31, 1995. The Company had contributed 9% of eligible salaries on a monthly basis as well as paid the expenses of the plan. The plan costs totaled $65,069 in 1995, $62,873 in 1994 and $65,825 in 1993, and is
included in employee benefits in the statement of income.
     On December 31, 1995, the Company adopted a defined contribution plan with 401(K) features which covers substantially all employees who have completed six months of service. Employees may contribute up to 15% of their salaries and the Company matches 25% of the first 2% and 10% of the next 6% of employee contributions. Additional contributions can be made by the Company at the discretion of the Board of Directors. No contributions to the plan, by the Company, have been made in 1995.

     The Company has adopted deferred compensation agreements for certain officers which provide payments upon retirement or death. The estimated actuarial value of the benefits is being charged to operations. The Company is beneficiary of life insurance policies to offset the required future payments. These non-qualified plans are funded and included in other liabilities.

NOTE 11: OTHER EXPENSES
     The following expense categories are required to be disclosed because their amounts exceed one percent of total income.



December 31                                 1995               1994                1993
- -----------------------------------------------------------------------------------------
Deposit insurance premiums           $   149,073        $   280,035         $   261,550
Directors' fees                          161,700            103,000             102,600
Office supplies                          120,349            145,442             126,370
Organizational expenses                  227,280                 --                  --
Virginia franchise tax                   196,092            137,571             123,642
- -----------------------------------------------------------------------------------------
                                     $   854,494        $   666,048         $   614,162
- -----------------------------------------------------------------------------------------

NOTE 12: CONDENSED FINANCIAL STATEMENTS--
                   PARENT COMPANY ONLY
     The Parent Company's condensed balance sheets as of December 31, 1995 and 1994 and the related condensed statements of income and cash flows for the three year period ended December 31, 1995 are as follows:



CONDENSED BALANCE SHEETS

ASSETS                                                                    1995                        1994
- -----------------------------------------------------------------------------------------------------------
Cash and due from Banks                                          $       195,153             $         --
Securities--Available for Sale                                           330,000                       --
Investments in wholly owned subsidiaries arising from investments in equity in undistributed net income of subsidiaries:
     Bank of Suffolk                                                  12,463,880                11,492,730
     The Bank of Waverly                                              12,218,742                11,379,326
Other assets                                                             288,602                        --
- -----------------------------------------------------------------------------------------------------------
   Total Assets                                                  $    25,496,377             $   22,872,056
- -----------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- -----------------------------------------------------------------------------------------------------------
Liabilities                                                      $            --             $           --
Stockholders Equity                                                   25,496,377                 22,872,056
- -----------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                       $    25,496,377             $   22,872,056
- -----------------------------------------------------------------------------------------------------------

CONDENSED STATEMENTS OF INCOME                                                1995               1994                1993
- ---------------------------------------------------------------------------------------------------------------------------
Interest Income                                                      $          --      $         --        $          --
Interest Expense                                                                --                --                   --
- ---------------------------------------------------------------------------------------------------------------------------
   Net Interest Income                                               $          --      $         --        $          --
- ---------------------------------------------------------------------------------------------------------------------------
Non-Interest Income--
   Dividends from Subsidiaries--
     Bank of Suffolk                                                 $     995,850      $         --        $          --
     The Bank of Waverly                                             $     655,640      $         --        $          --
Non-Interest Expense                                                 $     121,569      $         --        $          --
- ---------------------------------------------------------------------------------------------------------------------------
Income before Income Taxes and Equity
   in Undistributed Net Income of Subsidiary                         $   1,529,921      $         --        $          --
Income Tax Benefit                                                          41,333                --                   --
- ---------------------------------------------------------------------------------------------------------------------------
Net Income before Equity in Undistributed Net
    Income of Subsidiaries                                           $   1,571,254      $         --        $          --
Equity in Net Income of Subsidiaries                                       395,190         2,175,799            2,162,818
- ---------------------------------------------------------------------------------------------------------------------------
Net Income                                                           $   1,966,444      $  2,175,799        $   2,162,818
- ---------------------------------------------------------------------------------------------------------------------------

CONDENSED CASH FLOWS                                                          1995               1994                1993
- ---------------------------------------------------------------------------------------------------------------------------
Operating Activities:
   Net Income (Loss)                                                 $   1,966,444       $ 2,175,799        $   2,162,818
   Adjustment:
   Equity in Undistributed Net Income of Subsidiaries                     (395,190)       (2,175,999)          (2,162,818)
   Increase--Other Assets                                                 (260,342)               --                   --
- ---------------------------------------------------------------------------------------------------------------------------
     Net Provided from Operations                                    $   1,310,912       $        --         $         --
- ---------------------------------------------------------------------------------------------------------------------------
Investing Activities:
   Expenditure for fixed assets                                      $     (28,260)      $        --         $         --
   Purchase of available for sale securities                              (330,000)               --                   --
- ---------------------------------------------------------------------------------------------------------------------------
     Net (Used) Provided by Investing Activities                     $    (358,260)      $        --         $         --
- ---------------------------------------------------------------------------------------------------------------------------
Financing Activities:
   Cash Dividends                                                    $    (797,633)      $        --         $         --
   Common Stock transactions                                                40,134                --                   --
- ---------------------------------------------------------------------------------------------------------------------------
     Net Used in Financing Activities                                $    (757,499)      $        --         $         --
- ---------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Due from Banks                   $     195,153       $        --         $         --
Cash and Due from Banks Beginning                                               --                --                   --
- ---------------------------------------------------------------------------------------------------------------------------
Cash and Due from Banks Ending                                       $     195,153       $        --         $         --
- ---------------------------------------------------------------------------------------------------------------------------

     The effective date of the merger was June 1, 1995. Prior to the merger each respective Bank reported earnings as follows, which are incorporated into the total earnings of the consolidated group as of December 31, 1995.

                                            Bank of                The Bank of
                                            Suffolk                    Waverly
- --------------------------------------------------------------------------------
Interest Income                       $   2,911,764               $  1,720,668
Interest Expense                          1,326,279                    622,573
- --------------------------------------------------------------------------------
   Net Interest Earnings                  1,585,485                  1,098,095
Non Interest Income                          81,361                     88,353
Non Interest Expense                      1,092,992                    730,208
- --------------------------------------------------------------------------------
   Net Income before Taxes                   57,384                    456,240
Provision for Taxes                          90,380                     99,467
- --------------------------------------------------------------------------------
Net Income                            $     483,474               $    356,773
- --------------------------------------------------------------------------------


JAMES RIVER BANK SHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For the years ended December 31, 1994 and 1993 the separate entities' historical results of operation were as follows:

                                                                         Bank of          The Bank of
                                                                         Suffolk            Waverly              Combined
- ---------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1994:
   Net Interest Income                                               $  3,791,776        $ 2,569,233         $  6,361,009
   Net Income                                                        $  1,334,850        $   840,949         $  2,175,799
Year ended December 31, 1993:
   Net Interest Income                                               $  3,343,567        $ 2,675,876         $  6,019,443
   Net Income                                                        $  1,179,056        $   983,762         $  2,162,818


NOTE 13: FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments. Accordingly, the aggregate fair value amounts presented to not represent management's estimation of the underlying value of the Company.
     The following are the estimated fair values of the Company's financial instruments followed by a general description of the methods and assumptions used to estimate such fair values.


                                                                    Carrying                                         Fair
                                                                      Value                                         Value
- ---------------------------------------------------------------------------------------------------------------------------
ASSETS -
   Cash and due from banks                                      $   7,901,380                               $   7,901,380
   Federal Funds Sold                                               7,232,000                                   7,232,000
   Investment Securities                                           46,727,090                                  46,727,090
   Loans                                                           92,042,332                                  92,984,212
   Interest Receivable                                              1,525,379                                   1,525,379
- ---------------------------------------------------------------------------------------------------------------------------
                                                                $ 155,428,181                               $ 156,370,061
- ---------------------------------------------------------------------------------------------------------------------------

LIABILITIES -
   Non-interest bearing deposits                                $  22,965,761                               $  22,965,761
   Interest bearing deposits                                      108,616,523                                 108,648,617
   Interest payable                                                   383,024                                     383,024
- ---------------------------------------------------------------------------------------------------------------------------
                                                                $ 131,965,308                               $ 131,997,402
- ---------------------------------------------------------------------------------------------------------------------------


     The following methods and assumptions were used by the Company in estimating the fair value for its financial instruments as required by FASB 107:

CASH AND DUE FROM BANKS: The carrying amount approximates fair value.

FEDERAL FUNDS SOLD: For federal funds sold, the carrying amount approximates fair value.

INVESTMENTS SECURITIES: Fair values for securities are based on published market prices, if available. For unquoted securities, the fair value is estimated by the Company on the basis of financial and other information.

LOANS: For loans with short-term and variable rate characteristics, the total receivables outstanding approximate fair value. This amount excludes any value related to account relationships. The fair value of other types of loans is estimated by discounting future cash flows using the contractual rates in effect for such loans at the reporting date and adjusting for credit risk and operating costs.

INTEREST RECEIVABLE AND INTEREST PAYABLE: The carrying amount approximates fair value.

NON-INTEREST BEARING DEPOSITS: The fair value of these instruments is the amount payable on demand at the reporting date.

INTEREST BEARING DEPOSITS: The fair value of demand deposits, savings accounts and money market deposits with no defined maturity is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using rates currently offered for deposits of similarly remaining maturities.

COMMITMENTS TO EXTEND CREDIT AND STANDBY AND COMMERCIAL LETTERS OF CREDIT: It is not practical to separately estimate the fair values for off-balance-sheet credit commitments, outstanding letters of credit, and guarantees written, due to the excessive costs involved.

NOTE 14: SUBSEQUENT EVENTS
     The Company entered into a tentative agreement, dated June 30, 1995, to acquire, through a stock for stock merger, the operations of First Colonial Bank, FSB, a federal savings bank and the Bank of Isle of Wight, a Virginia banking corporation. Under the terms of the tentative agreement, 597,735 shares of common stock of the Company would be exchanged with the shareholders of First Colonial Bank and 314,600 shares of common stock of the Company would be exchanged with the shareholders of the Bank of Isle of Wight. At June 30, 1995, the assets of each respective bank are as follows:

                                                                                        In Millions
                                                                          Total
                                                                         Assets           Deposits                 Equity
- ---------------------------------------------------------------------------------------------------------------------------
First Colonial Bank                                                    $  126.8        $     118.2              $    7.8
Bank of Isle of Wight                                                      34.4               30.7                   3.0

     The proposed mergers were subject to approval by the proper regulatory authorities and stockholders of all three entities. Such approvals were received and the mergers were effective March 1, 1996.
     Had the merger occurred at December 31, 1995, the effect of the merger on the Company would have been an increase in total assets of approximately $126.8 million from First Colonial Bank and approximately $35.4 million from Bank of Isle of Wight. These amounts are based on available audited financial data at June 30, 1995 and December 31, 1995, being their respective year ends. Revenue would have increased approximately $12.1 million and net income would have increased approximately $1.1 million for 1995 as a result of combining the operating income of the newest subsidiaries. Earnings per share would be approximately $1.27 per share computed by dividing the anticipated income by the weighted average shares outstanding.
     The Bank of Waverly entered into an agreement to acquire two branch banking offices from First Union National Bank of Virginia, one in the City of Franklin, Virginia, and the other is in Courtland, Virginia, in Southampton County. Under the terms of the acquisition, The Bank of Waverly would acquire the land, buildings, equipment, furniture and fixtures and assume the deposits of the two branches. The Bank of Waverly would also pay a premium in connection with the acquisitions of approximately 7.8%. Total deposits to be acquired amount to $36,360,000 and fixed assets amount to $1,035,000. Approval from the proper Federal and State authorities was received subsequent to December 31, 1995. Management anticipates the effects on net income will be a breakeven until the proceeds can be converted into loans. The funds are planned to be invested in available for sale securities until needed.

NOTE 15: ACCOUNTING RULE CHANGES

     In December 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," which requires that all entities disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position. The Bank was required to implement FAS No. 107 in 1995.

     FASB has issued SFAS No. 121, SFAS No. 122 and SFAS No. 123 which have not been adopted by the Company as of December 31, 1995. SFAS No. 121, SFAS No. 122 and SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. Accordingly, they will be adopted by the Company effective January 1, 1996.

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and to long-lived assets and certain identifiable intangibles to be disposed of. This statement addresses when impairment losses should be recognized, how impairment losses should be measured and the reporting and disclosure requirements when long-lived assets have been determined to be impaired.

     SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages all entities to adopt new financial accounting and reporting standards for stock-based employee compensation plans. However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by Accounting Principal Board (APB) 25, "Accounting for Stock Issued to Employees". Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied. The affected plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees, requiring that such transactions be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The accounting requirements of this Statement are effective for transactions entered into in fiscal years that begin after December 15, 1995.

NOTE 16: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                                             1995
- ---------------------------------------------------------------------------------------------------------------------------
                                         First                   Second                    Third                   Fourth
                                        Quarter                  Quarter                 Quarter                   Quarter
- ---------------------------------------------------------------------------------------------------------------------------
                                                          (Dollars in thousand, except per share data)

Interest income                         $  2,769                 $  2,830                $   2,861                $  2,853
Net interest                               1,619                    1,635                    1,668                   1,670
Net income                                   530                      305                      552                     579
Earnings per share                      $   0.35                 $   0.20                $    0.36                $   0.37

                                                                           1994
- ---------------------------------------------------------------------------------------------------------------------------
                                         First                    Second                   Third                    Fourth
                                        Quarter                  Quarter                 Quarter                   Quarter
- ---------------------------------------------------------------------------------------------------------------------------
                                                          (Dollars in thousand, except per share data)
Interest income                         $  2,538                 $  2,575                $   2,624                $  2,664
Net interest                               1,540                    1,592                    1,619                   1,610
Net income                                   558                      577                      574                     467
Earnings per share                      $   0.42                 $   0.39                $    0.37                $   0.31

JAMES RIVER BANKSHARES
Independent Auditor's Report

To the Board of Directors and Stockholders
James River Bankshares,Inc.

We have audited the consolidated statements of financial condition of James River Bankshares, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income and stockholders' equity and cash flows for each of the years for the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of The Bank of Waverly, a wholly-owned subsidiary, which statements reflect total assets and revenues constituting 41 percent and 45 percent, respectively, of the related consolidated totals for the years ended 1994 and 1993. Those statements for the periods indicated were audited by other auditors whose report dated January 18, 1995, expressing an unqualified opinion, has been furnished to us, and our opinion, insofar as it relates to the amounts included for The Bank of Waverly, is based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James River Bankshares, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years for the three year period ended December 31, 1995 all in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1993, the Company adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and in 1994, the Company adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities.

FRANK EDWARD SHEFFER & CO.

/s/ FRANK EDWARD SHEFFER & CO.


Certified Public Accountants

March 12, 1996


JAMES RIVER BANKSHARES
BOARD OF DIRECTORS

[PHOTO]

EXECUTIVE OFFICERS
Harold U. Blythe
President & Chief Executive Officer

Glenn T. McCall
Chief Financial Officer & Senior Vice President

DIRECTORS
Harold U. Blythe -- President & CEO, James River Bankshares, Inc.
James E. Butler, Jr. -- President, Butler Paper Company, Inc.
Bruce B. Gray -- Vice President, Gray Land & Timber Co.
Elmon T. Gray, Chairman -- Retired; Former President,
     Gray Lumber Company
G. P. Jackson, Vice Chairman -- President, G.P. Jackson, Inc.
     (Real Estate Rentals & Contractor)
Glenn T. McCall -- Sr. President & CFO, James River Bankshares, Inc.
E. V. Stephenson, Jr., Corporate Secretary -- Retired; Former
     General Insurance Underwriter, Nurney -- Stephenson Corp.

ADDRESS
101 E. Washington Street
Suffolk, VA  23434

PHONE
(804) 539-024l

OFFICERS AND DIRECTORS:
BANK OF SUFFOLK AND JAMES RIVER BANK
DIRECTORS: BANK OF SUFFOLK
Harold U. Blythe
R. H. Braford
James E. Butler, Jr.
Larry L. Felton
G. P. Jackson, Chairman of the Board
Douglas C. Naismith
E. V. Stephenson, Jr., Corporate Secretary

OFFICERS: BANK OF SUFFOLK
Harold U. Blythe
President & Chief Executive Officer

Benjamin I. Wainwright, Jr.
Cashier & Chief Operations Officer

Robert H. Johnson
Vice President

Susan H. Simpkins
Vice President

James R. A. Stanley, Jr.
Vice President

Peter C. Jackson
Assistant Vice President & Plaza
Branch Manager

Jeffrey H. Noblin
Assistant Vice President & Oak
Ridge Branch Manager

Gleason C. Snow
Assistant Vice President
Construction Lending & Loan
Production Office Manager

C. Thomas Harry
Assistant Vice President

Julie T. Stephenson
Assistant Cashier & Manager
Bookkeeping & Proof Department

Mark U. McGahee
Assistant Cashier & Whaleyville
Branch Manager

Dorothy B. Demiel
Assistant Cashier & East End
Branch Manager

Patricia A. McClenny
Assistant Cashier & Training Officer

ADDRESS:
101 E. Washington Street
Suffolk, VA  23434

PHONE:
(804) 539-024l

DIRECTORS: JAMES RIVER BANK
C. Taylor Everett
Bruce B. Gray, Chairman of the Board
Elmon T. Gray
Garland Gray, II
Horace R. Gray, III
Dr. Clarence W. Griffin
Wayne M. Harrell
Horace R. Higgins, Jr.
Glenn T. McCall
Bruce C. Spencer
John W. Terry
Hinton W. Neblett, Honorary Director

OFFICERS: JAMES RIVER BANK
Bruce B. Gray
Chairman of the Board

Glenn T. McCall
President

Kathy O. Peebles
Executive Vice President & Cashier
& Operations Officer

O. Leroy Stables, Jr.
Senior Vice President & Senior
Loan Officer

Ida Louise S. West
Vice President & Manager
Proof and Transit Department

F. Edward Pearson, II
Vice President & Loan Officer

Doris M. Ellis
Assistant Vice President & Head Teller

Donna D. Clarke
Loan Officer

Nagha W. Dunn
Assistant Cashier & Sussex
Branch Manager

Ruth (Cindy) A. Price
Corporate Secretary

Hinton W. Neblett
President Emeritus

ADDRESS:
209 W. Main Street
Waverly, VA  23890

PHONE:
(804) 834-2222

GENERAL INFORMATION

ANNUAL MEETING
The annual meeting of shareholders will be held at 2:00 p.m. on Thursday, May 23, 1996, at the Holiday Inn Suffolk, 2864 Pruden Boulevard, Suffolk, Virginia.

EXECUTIVE OFFICE
101 E. Washington Street
P.O. Box 410
Suffolk, Virginia 23439-0410

REQUEST FOR INFORMATION
Earleen B. Sylvia, Administrative Assistant
(804) 539-0241

FORM 10-K
A form 10-K Report filed with the Securities and Exchange Commission is available to stockholders without charge upon written request.

STOCK TRANSFER AGENT
First Union National Bank of North Carolina
230 South Tryon Street, 11th Floor
Charlotte, North Carolina 28288-1154

MARKET PRICE FOR COMMON STOCK
James River was capitalized on June 1, 1995, pursuant to a share exchange between Bank of Suffolk and James River Bank, formerly The Bank of Waverly. James River Bankshares Inc.'s Common Stock began trading on NASDAQ/NMS on June 7, 1995. The following table sets forth the high and low sales prices of the Common Stock as reported on NASDAQ/NMS for the periods listed. The Common Stock is thinly traded.


                          1995                                      Sales  Prices
- --------------------------------------------------------------------------------------
                                                             High                Low
Second Quarter (June 7 through June 30, 1995)                $19.75             $18.75
Third Quarter (July 1 through September 30, 1995)            $23.50             $20.25
Fourth Quarter (October 1 through December 31, 1995)         $24.25             $22.25

James River Bankshares, Inc. commenced operations on June 1, 1995. On October 25, 1995, the Company announced a dividend of $0.52 per share that was paid on December 1, 1995, to holders of record on November 15, 1995. On a pro forma combined basis, based on the dividend history of Bank of Suffolk and James River Bank, the Company paid dividends of $0.50, $0.49, and $0.48 per share during the years ended December 31, 1994, 1993 and 1992, respectively. On March 31, 1996, James River had 960 shareholders of record.

STOCK LISTING
The common stock of James River Bankshares, Inc. is traded on the over-the-counter (OTC) Market and is quoted on the National Association of Securities Dealers Automated Quotations (NASDAQ) National Market System under the symbol JRBK.