Form 10-K, Exhibit 13
period 1996-12-31
JAMES RIVER BANKSHARES INC
filed 1997-03-31
CIK 935037

[LOGO]

                             JAMES RIVER BANKSHARES





                                      1996

                                 ANNUAL REPORT

JAMES RIVER BANKSHARES
Table of Contents


Mission Statement .................................................... 2

Consolidated Financial Highlights .................................... 3

Letter to Our Shareholders ........................................... 4

1996 Initiatives ..................................................... 6

Management's Discussion and Analysis of
Financial Condition and Results of Operations......................... 7

Five Year Financial Summary ......................................... 13

Consolidated Financial Statements ................................... 14

Notes to Consolidated Financial Statements .......................... 18

Report of Independent Auditors ...................................... 40

Board of Directors .................................................. 41

Directors and Officers, Member Banks ................................ 41

General Information ................................................. 44



Annual Report 1996                                                             1

JAMES RIVER BANKSHARES
Mission Statement

James River Bankshares, Inc. is an alliance of community based financial institutions and related subsidiaries whose sole purpose is to provide its customers and service areas with the best in competitive financial services. This is done in a cost effective manner to allow all service area citizens the opportunity to have needed financial services at a fair price. The delivery for these services is done in the following manner:

o Quick, efficient, responsiveness to requests--decisions within 24 to 48 hours.

o Concerned, friendly, and fair personal service, while striving always to personally recognize our customers and serve them as we would like to be served.

o Commitment to inform our customers and provide them with new, constantly changing services to meet their needs at a fair price.

James River Bankshares, Inc., in turn, will make a fair profit which will provide a reasonable return to shareholders.

2                                                James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Consolidated Financial Highlights


                                                                                   Percent
                                                   1996               1995          Change
-------------------------------------------------------------------------------------------
                                              (Dollars in thousands, except per share data)
Earnings   Net Interest Income                $  13,795          $  11,660           18.31
           Net Income                             2,417              3,093          (21.86)

Per Share  Net Income                         $    0.97          $    1.25          (22.40)
           Dividends                               0.52               0.43           20.93
           Book value at period end               15.30              15.06            1.59

At Year    Loans, Net                         $ 240,913          $ 206,516           16.66
End        Securities                           103,486             85,974           20.37
           Total Earning Assets                 351,346            307,213           14.37
           Total Assets                         381,608            326,280           16.96
           Total Deposits                       342,332            287,364           19.13
           Shareholders' Equity                  37,603             36,885            1.95

Ratios     Return on Average Assets                0.67%              1.01%         (33.66)%
           Return on Average Equity                6.71               8.97          (25.20)
           Allowance for Loan Losses to
            Net Loans                              1.32               1.40           (5.71)
           Leverage Capital Ratio                  9.68              11.78          (17.83)



            [BAR CHART]                             [BAR CHART]

             NET INCOME                             TOTAL ASSETS
            (thousands)                              (millions)

  1992   1993   1994   1995   1996        1992   1993   1994   1995   1996
 -----  -----  -----  -----  -----       -----  -----  -----  -----  -----
 2,382  3,449  3,502  3,093  2,417       282.1  291.2  306.1  326.3  381.6


                                  [BAR CHART]

                              SHAREHOLDERS' EQUITY
                                   (millions)

                        1992   1993   1994   1995   1996
                        ----   ----   ----   ----   ----
                        24.9   27.8   32.5   36.9   37.6

Annual Report 1996                                                             3

JAMES RIVER BANKSHARES
To Our Shareholders, Customers and Friends


  As you are aware, James River Bankshares commenced operations on June 1, 1995, and has come a very long way in a short span of nineteen months. With everything that has been accomplished, your company has had a solid performance in 1996. Mergers were completed with First Colonial Bank, FSB, and Bank of Isle of Wight in March of 1996. At the same time, James River Bank purchased three new branches in two new markets from First Union Bank which brought our total number of banking offices to seventeen in ten southeastern Virginia towns, counties, and cities.

  Additionally, Bank of Suffolk opened a de novo branch in its service area and First Colonial opened one in its service area just prior to the end of the first half of the year. In August, the new consolidated operation center for processing all of the company's EDP work started up, and in the course of the remainder of the year, three of the four banks were converted to this new system, thus creating efficiencies with the ultimate goal of producing cost savings.


       [PHOTO]                    Elmon T. Gray
                                    Chairman


  On a consolidated basis, James River's total assets at year end were $381.6 million, an increase of 17.0% from the consolidated 1995 total assets of $326.3 million. Approximately six percent of this growth was internal growth in the assets of its subsidiary banks. Eleven percent of the growth came from the purchase of three First Union branches and their deposit base. Net income after taxes for the 1996 year was $2.417 million, down 21.9% from 1995 net income after taxes of $3.093 million. However, two non-recurring costs, net after taxes, totaling $l.009 million accounted for the decease in earnings. These two expenses were organizational costs of $530,000 incurred in the merger process of First Colonial Bank and Bank of Isle of Wight, and $479,000, a one time assessment by the FDIC on First Colonial Bank. Had these expenses not occurred, earnings would have been $3.425 million or 10.7% greater than 1995.

  On a consolidated basis, our return on average assets was .67%, and return on average equity was 6.71% compared to ratios in 1995 of 1.01% return on average assets and 8.97% return on average equity. Your holding company continues to be very

4                                                   James River Bankshares, Inc.

JAMES RIVER BANKSHARES

well capitalized with a primary capital ratio of 9.85 percent.

  Management has worked diligently to consolidate a large number of internal operating areas in order to establish as many efficiencies as possible and reduce cost. This effort is expected to be continued in 1997, and more cost efficiencies should be derived as a result of these actions. Moreover, management's primary goal in 1997 will be to increase loans as a percent of earning assets in order to increase interest rate margins and improve the bottom line of the company.

  While providing our individual markets greater financial resources and services, your Board of Directors and management remain committed to offering their communities and customers the same personal services and responsiveness through the company's community bank system. With the continuing change in the financial services environment and Congress' very aggressive efforts to change the face of financial institutions, our company is well positioned and has the financial wherewithal to develop the technology and expertise to compete efficiently and profitably as we approach the Twenty-First Century. We are committed to steering a steady, conservative, but progressive course, and we will continue to be profitable and successful.

                              [PHOTO]   Harold U. Bylthe
                                        President & CEO

  As 1995 was a year of tremendous change and hard work for your Board, your Management, and your employees, 1996 has been equally so. Together, everyone has shouldered the increased load of this process, and a special word of sincere thanks goes to each member of our team, whether director or employee.

  As you read this report, we hope you can appreciate the commitment and undertaking your company has assumed. So much has been accomplished in a very short time frame. Your continued patience, your business, and your support are needed to enable James River Bankshares to continue its work so that each of you may share equitably in your company through dividends and increased stock prices.

                                  /s/ Elmon T. Gray
                                  --------------------
                                  Elmon T. Gray
                                    Chairman

                                  /s/ Harold U. Blythe
                                  ---------------------
                                  Harold U. Blythe
                                   President & CEO
Annual Report 1996                                                             5

JAMES RIVER BANKSHARES
1996 Initiatives

   1996 continued to be a transition year following the formation of James River Bankshares in 1995, and there were a number of efforts worthy of note:

MARCH 1, 1996 - First Colonial Bank, FSB, and Bank of Isle of Wight were merged into James River Bankshares, increasing the assets of the holding company to $328.0 million on that date and extending the holding company's franchise from Suffolk, Virginia through the tri-city areas of Petersburg, Hopewell, and Colonial Heights, Virginia along the southern border of the James River.

MARCH 23, 1996 - James River Bank purchased from First Union Bank three branches in Courtland, Virginia, and Franklin, Virginia, with deposits of $34.4 million. This brought the total number of banking offices of the company to seventeen.

APRIL 10, 1996 - Bank of Isle of Wight and Bank of Suffolk, through their service corporations, invested in Bankers Title of Hampton Roads, LLC.

MAY 15, 1996 - First Colonial Bank opened a de novo bank in downtown Hopewell, Virginia, and during 1996 experienced excellent deposit growth in the bank's service area.

JUNE 10, 1996 - Bank of Suffolk opened a de novo branch in the Crittenden area of the City of Suffolk, and has experienced solid loan growth in that new market.

JULY 25, 1996 - The Board of Directors approved preliminary plans for the establishment of a corporate headquarters building to be leased with expectations of moving management into the facility prior to the end of 1997. This facility will be located in the Oak Ridge area of the City of Suffolk.

AUGUST 1, 1996 - James River Support, the company's electronic data processing subsidiary, began operations to provide services for the bank subsidiaries.

SEPTEMBER 13, 1996 - Bank of Suffolk was converted to the new operation center.

OCTOBER 25, 1996 - James River Bank was converted to the new operation center.

NOVEMBER 15, 1996 - Bank of Isle of Wight was converted to the new operation center.

DECEMBER 15, 1996 - Management task force committees were reviewed with the following decisions made:

INVESTMENTS - All bank investments will be consolidated under a single manager prior to the end of 1997.

LOANS - Centralized loan policy for underwriting standards and certain procedures will be complete for Board review prior to June 30, 1997.

DEPOSITS - A software vendor for establishing similar documentation to be used by all subsidiary banks was selected and committed to in 1996, and was to be in place in the first half of 1997.

HUMAN RESOURCES - A study and establishing of a common policy for all holding company employees was started and a number of areas were consolidated in 1996, and it is anticipated that policies will be complete in 1997 and Human Resources consolidated under a company department.

PURCHASES - Purchases are being consolidated in order to leverage the volume of supplies such as drive-in envelopes, paper, and many other common supplies, and this area of such purchases will be expanded in 1997.

6                                                   James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Management's Discussion & Analysis of
Financial Condition & Results of Operations

  In the first quarter of 1996, James River Bankshares, Inc. ("James River or the Company") and its subsidiaries consummated several significant transactions. First, in two separate transactions that both closed on March 1, 1996, James River acquired Bank of Isle of Wight, a Virginia state chartered bank in Smithfield, Virginia ("BIW"), and First Colonial Bank, FSB, a federal savings bank in Hopewell, Virginia ("FCB"). In the aggregate, these two transactions more than doubled James River's total assets and net loans. The transactions were accounted for using the pooling of interests method of accounting and all financial information has been restated accordingly. The financial results of James River for the year ended December 31, 1995 contain an adjustment to conform FCB's fiscal year end of June 30 to James River's fiscal year end of December 31. See Note 12 to Consolidated Financial Statements for a complete description of this adjustment. In addition, James River Bank ("JRB"), one of the Company's banking subsidiaries, consummated the acquisition of three branch banking offices from First Union National Bank of Virginia in the first quarter of 1996, which are located in the City of Franklin, Virginia and Courtland, Virginia in Southampton County. JRB assumed aggregate deposit liabilities of approximately $34,360,000 in connection with these branch acquisitions.

  The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of James River and its subsidiaries as of December 31, 1996. In addition to historical information, the following discussion contains forward looking statements that are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those anticipated in these forward looking statements. These forward looking statements include, but are not limited to, statements regarding management's expectations that non-recurring charges will decline in 1997 compared to 1996, and statements regarding management's goals to improve interest rate margins, increase the loan portfolio, and limit capital expenditures. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof.

                                [GRAPH]

                        1992    1993   1994   1995   1996
RETURN ON
AVERAGE ASSETS
(percent)               .89     1.22   1.19   1.01    .67






                                [GRAPH]

                        1992    1993   1994   1995   1996
RETURN ON
AVERAGE EQUITY
(percent)              9.89    13.09  11.15   8.97   6.71





                                [GRAPH]

                        1992    1993   1994   1995   1996

EARNINGS PER SHARE
(dollar)               1.09     1.56   1.51   1.25    .97




EARNINGS PERFORMANCE

  James River's net income was $2,417,000 in 1996, a 21.9% decrease from consolidated 1995 net earnings of $3,093,000. The decrease was attributable to several significant factors. James River incurred $530,000 of organizational expenses in connection with the acquisitions of BIW and FCB. FCB also incurred a one time Federal Deposit Insurance Corporation ("FDIC") assessment of $479,000 after taxes. In addition, expenses were incurred with the opening of two new de novo branches in Hopewell and Suffolk, and the purchase of three branches in Franklin and Courtland, Virginia, from First Union Bank. James River formed and funded James River Support ("JRS"), a non-bank subsidiary, to provide data processing services for the Company's bank subsidiaries. Three of the four bank subsidiaries were converted in 1996 to the new system, creating current expenses for future cost savings. The Company believes that the major non-recurring expenses related to JRS occurred in 1996. While James River will continue to incur expenses necessary to build an infrastructure for holding company operations, management anticipates a decrease in non-recurring expenses during 1997 compared to 1996. Net income decreased 11.7%, or $408,000, in 1995 from the $3,502,000 earned in 1994. This decrease was primarily attributed to non-recurring organizational expenses on the holding company of $227,000 in 1995, and the cumulative effects of accounting method changes for income taxes and debt and equity securities reported in 1994.

Net income per share equaled $.97 for 1996 compared to $1.25 for 1995 and $1.51

Annual Report 1996                                                             7

JAMES RIVER BANKSHARES
Management's Discussion & Analysis of
Financial Condition & Result of Operations

for 1994. The return on average assets was .67% for 1996, compared to 1.01% and 1.19% for 1995 and 1994, respectively. Return on average equity was 6.71%, 8.97%, and 11.15% for 1996, 1995, and 1994, respectively. Cash dividends paid were $0.52, $0.43, and $0.38 and represented 52.8%, 33.4%, and 25.8% of earnings for each of the respective years.

NET INTEREST INCOME

  During 1996, James River's loan portfolio increased by $34,961,000 or 16.8%, generating additional income of $3,958,000. Investments increased $17,512,000 with increased income of $570,000. Total interest income increased 20.0% to $27,355,000 from total interest income of $22,797,000 in 1995. The cost of funds increased by 8 basis points to 4.72%, while the tax equivalent yield on average earning assets increased 25 basis points to 8.28%. As a result, net interest spread increased to 3.56% from 3.39% in 1995. Net interest income was $13,795,000 in 1996, 18.3% greater than the $11,660,000 reported in 1995. The dollar increase in interest income can be directly attributed to the net interest yield of 17 basis points on average earning assets which increased 16.5% in 1996 to $338,240,000. In 1997, management will strive to improve interest rate margins by increasing loans and lowering the cost of funds.

  Net interest income was $11,660,000 in 1995, 7.1% greater than the $10,891,000 reported in 1994. Interest income increased 10.6% in 1995 from the $20,605,000 earned in 1994. For the same period, interest expense increased $1,424,000, or 14.6%, to $11,137,000. This increase in net interest income was primarily attributable to an increase in total interest earning assets, which, on average, increased $13,378,000, or 4.8% to $290,400,000 from $277,022,000 in 1994. The average balance of securities decreased $12,021,000 or 11.9% to $89,315,000 while the average balance of higher yielding loans gained 13.3% to $191,650,000. In 1995, in a period of rising interest rates, the average yield on interest earning assets increased 44 basis points from 7.59% in 1994 to 8.03% in 1995.

NON-INTEREST INCOME

  For 1996, non-interest income was $1,524,000, a $284,000, or 22.9% increase from 1995. The increase was primarily attributable to an increase in customer service fees. Also, income on sale and disposition of securities increased $172,000 to a $41,000 gain in 1996 compared to a $131,000 loss in 1995. James
River disposed of such investments in 1995 to meet the demand for higher yielding loans.

  For the year ended December 31, 1995, non-interest income was $1,240,000, decreasing 9.2% from $1,365,000 in 1994. Gains on investments decreased by $279,000 from income of $148,000 in 1994 to a loss of $131,000 in 1995. The gain in 1994 was also generated by the need to fund loan demand.

NON-INTEREST EXPENSE

  Non-interest expense increased $3,184,000, or 38.3%, to $11,503,000 in 1996 from $8,319,000 in 1995. Expenses for the acquisitions of BIW and FCB and the one time assessment on FCB accounted for 40.3%, or $1,283,000, of this increase. The increase in occupancy and equipment expenses of $321,000, or 22.7%, was due primarily to additional depreciation, renovations and additions, and new equipment, including JRS. Management does not anticipate incurring significant direct occupancy and equipment expenditures in 1997.

  In the acquisitions by JRB on March 23, 1996, the Company acquired the land, buildings, equipment, furniture and fixtures, and assumed the deposits of three branches. The property and equipment were purchased for $1,035,000. In addition, the Company paid a premium for the branches' deposits of $2,817,000 based on combined deposits of $34,360,000. Amortization of core deposit intangibles


             [BAR CHART]                           [BAR CHART]

         NET INTEREST MARGIN                        NET LOANS
              (percent)                             (millions)

    1992   1993   1994   1995   1996      1992   1993   1994   1995   1996
    ----   ----   ----   ----   ----      ----   ----   ----   ----   ----
    3.73   3.96   4.08   4.20   4.28     157.8  158.1  175.0  206.5  240.9

                                   [BAR CHART]
                                    DEPOSITS
                                   (millions)

                         1992   1993   1994   1995   1996
                         ----   ----   ----   ----   ----
                        249.7  257.6  270.9  287.4  342.3


8                                                   James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Management's Discussion & Analysis of
Financial Condition & Results of Operations

for the purchase of the First Union branches was $211,000 for the nine month period of ownership in 1996. These intangible expenses are being amortized over a fifteen year period.

  Non-interest expenses increased $780,000, or 10.4%, in 1995 to $8,319,000 from $7,538,000 in 1994. Salaries and employee benefit costs increased 9.5%, or $373,000, in 1995 over 1994. Equipment and occupancy expenses increased 14.2%, to $1,416,000 in 1995 over 1994's $1,240,000 due to remodeling and expansion of existing offices. The increase in other operating expenses was $231,000, or 9.8%, in 1995 over 1994.

INCOME TAXES

  Income tax expense for 1996 was $909,000, or 20.7% less than the $1,146,000 for 1995. The reduction is directly related to the reduction in income from 1995 to 1996. Income tax expense in 1995 was 7.4% more than 1994. This increase can be traced to the 6.9% increase in operating income before taxes for 1995, and non-deductible merger costs of $227,000. These amounts correspond to an effective tax rate of 27.3%, 27.0% and 25.9%, respectively, for the three years ended December 31, 1996, 1995, and 1994.

BALANCE SHEET ANALYSIS

  James River's total assets grew $55,328,000 to $381,608,000 at December 31, 1996, from $326,280,000 at December 31, 1995, an increase of 17.0%. The increase was primarily attributable to the purchase of cash deposits in 1996 in connection with JRB's branch acquisitions.

LOANS

  Total loans, net of unearned income, at year end totaled $243,066,000, an increase of 16.8% over 1995. The largest increase was in real estate mortgage lending which rose $18,754,000 while commercial real estate lending increased $4,826,000, or 30.6%. The ratio of loans-to-deposits at year end 1996 was 71.3%, compared to 72.9% at year end 1995. Given the effect of the First Union deposit purchases of approximately $34 million, the Company sustained a satisfactory loan to deposit ratio. Management's goal for 1997 is to better utilize its asset base by increasing its loan portfolio. While striving to expand the Company's loan portfolio, management intends to maintain high standards in underwriting new loans.

INVESTMENTS

  In 1996, the size of the investment securities portfolio increased by 20.4%, or $17,512,000 as a result of deposit growth exceeding loan growth by $19,985,000. At year end 1996, the carrying value of the investment portfolio totaled $103,486,000, and 80.3% of all securities were rated "A" or better or were issued by the U.S. Government or its agencies. The portfolio has an average taxable equivalent yield of 6.80% for 1996, a decrease of 21 basis points from the average taxable equivalent yield of 7.01% in 1995. The decrease in yields can be attributed to lower market rates in 1996.

DEPOSITS

  Total deposits increased $54,968,000, or 19.1% to $342,332,000 at year end 1996. Average deposits were $321,037,000 and $268,119,000 in 1996 and 1995, respectively. JRB's purchase of First Union National Bank's deposit base in three branch offices located in Franklin, Virginia, and Courtland, Southampton County, Virginia, accounted for 62.5% of this increase. Excluding the purchase of these deposits, James River's deposit growth in 1996 was $21,568,000, or 7.3%, over 1995.

              [BAR CHART]                           [BAR CHART]

            LOAN TO DEPOSIT
                 RATIO                              SECURITIES
               (percent)                             (million)

    1992   1993   1994   1995   1996      1992   1993   1994   1995   1996
    ----   ----   ----   ----   ----      ----   ----   ----   ----   ----
   63.95  62.24  65.59  72.87  71.30      87.9  102.5   97.0   86.0  103.5

                                  [BAR CHART]

                              RESERVES AS PERCENT
                                    OF LOANS

                        1992   1993   1994   1995   1996
                        ----   ----   ----   ----   ----
                        1.14   1.41   1.51   1.38   1.30


Annual Report 1996                                                             9

JAMES RIVER BANKSHARES
Management's Discussion & Analysis of
Financial Condition & Results of Operations

SHAREHOLDERS' EQUITY

  Shareholders' equity at year end 1996 was $37,603,000 compared to $36,885,000 at year end 1995. Since 1993, Statement of Financial Accounting Standards (SFAS) 115 requires a monthly adjustment to capital, for financial reporting purposes, equal to the net increase or decrease in the market value of the available-for-sale portfolio. As of year end 1996, this adjustment increased capital by $163,000. At year end, the leverage capital ratio was 9.68%, a decrease from 1995's ratio of 11.78%. Generally, leverage capital is the ratio of total shareholders' equity--exclusive of unrealized gains/losses on investments--to average assets. For additional information with respect to regulatory capital ratios, see Note 8 to the Consolidated Financial Statements.

  For 1996 and 1995, cash dividends were $1,275,000 and $1,035,000, respectively.

ASSET QUALITY

LOAN MONITORING

  James River strives to continually maintain excellent asset quality. Management places great emphasis on strong credit underwriting and monitoring the loan portfolio repayment performance. Aggressive efforts are made in collecting problem loans. Non-performing loans were 0.12% of total loans at year end 1996 compared to 0.36% at year end 1995 and 0.91% for year end 1994. At December 31, 1996, 64.8% of the Company's loan portfolio consisted of residential real estate mortgages. Management anticipates that the historical emphasis of its banking subsidiaries on this type of lending will continue through 1997.

ALLOWANCE FOR LOAN LOSSES

  Net loans charged off in 1996 were $206,000 as compared to $124,000 in 1995. To maintain an adequate reserve balance, a provision of $491,000 was made in 1996. In 1995, a provision of $341,000 was made, a decrease of $252,000 over the 1994 provision. At year end 1996, the allowance for loan losses was $3,176,000, or 1.30% of total loans. The allowance at the end of 1995 was 1.38%.

  The provision for loan losses is determined periodically by senior management and lending officers of each of the subsidiary banks based upon consideration of several factors, including changes in the character and size of the loan portfolio and related loan loss experience, a review and examination of overall loan quality which includes the assessment of problem loans, and an analysis of anticipated economic conditions in the market area. Management believes that the allowance for loan losses is maintained at a sufficient level to provide for potential losses in the loan portfolio.

LIQUIDITY & CAPITAL REQUIREMENTS

  At year end, federal funds and investments maturing within one year amounted to $7,384,000 or 2.2% of deposits. In addition, 45.5%, or $47,116,000, of investment securities mature in the 1-5 year range. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. The Company has no long term debt.

  At December 31, 1996, James River has $100.6 million more in liabilities than assets that repriced within three months or less and was, therefore, in a liability-sensitive position. In a period of rising rates, this position would adversely affect the Company's earnings. To reduce the impact of shifts in prevailing interest rates, $94.7 million of the loan portfolio has a repricing frequency of less than one year. Moreover, as of December 31, 1996, James River's subsidiaries held $91.3 million of its investment portfolio as "Available for Sale" which could be sold quickly to meet any special funding needs.

            [BAR CHART]                           [BAR CHART]

                                                NET CHARGED-OFF
           NON-PERFORMING                      LOANS TO AVERAGE
         LOANS/TOTAL LOANS                          LOANS
             (percent)                            (percent)

  1992   1993   1994   1995   1996        1992   1993   1994   1995   1996
  ----   ----   ----   ----   ----        ----   ----   ----   ----   ----
  1.06   1.41   .91    .36    .12         0.14   0.10   0.09   0.06   0.09



10                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Management's Discussion & Analysis of
Financial Condition & Results of Operations

At December 31, 1996, the Company's equity to asset ratio was 9.85%. For additional information with respect to regulatory capital ratios and dividend restrictions, see Note 8 to the Consolidated Financial
Statements.

  In 1997, management anticipates leasing a 12,000 square foot administrative center to be used jointly for Bank of Suffolk and holding company operations. Management does not anticipate incurring any significant capital expenditures in 1997, nor does management believe that leasing the new administrative center will materially impact James River's financial performance in 1997.

INFLATION

  Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

BUSINESS COMBINATION

  The Company acquired FCB and BIW in two separate transactions on March 1, 1996. A total of 914,941 shares of James River Common Stock were issued to former shareholders of FCB and BIW in the transactions. At March 1, 1996, FCB had total assets of approximately $136,831,000 and shareholders' equity of approximately $8,298,000. At March 1, 1996, BIW had total assets of approximately $33,442,000 and shareholders' equity of approximately $3,275,000.

  Both transactions were accounted for using the pooling of interests method of accounting, which is more fully explained in the Notes to the Consolidated Financial Statements.


ACCOUNTING RULE CHANGES

  In June 1996, the Financial Accounting Standards Board (FASB) issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Except for certain provisions affecting repurchase agreements and other similar transactions, this Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is applied prospectively. Earlier or retroactive application is not permitted. The effective date of the provisions affecting repurchase agreements and similar transactions, including related transfers of collateral, is delayed for one year, to allow more time for accounting systems to be put in place to properly reflect the requirements and guidance of this Statement.

  This Statement also provides implementation guidance for assessing isolation of transferred assets (one of the requirements for recognizing transfers), and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase agreements including "dollar rolls", "wash sales", loan syndications and participations, risk participations in banker's acceptances, factoring arrangements, transfers of receivables with recourse, and extinguishments of liabilities. Except for the provisions affecting loan participations, the Statement is not expected to materially affect financial condition or results of operations. However, pursuant to the Statement's provisions, if a loan

Annual Report 1996                                                            11

JAMES RIVER BANKSHARES
Management's Discussion & Analysis of
Financial Condition & Results of Operations

participation agreement constrains the transferees (participating bank) from pledging or exchanging their participations, the transferor (originating bank) has not relinquished control over the loan and shall account for the transfer as a secured borrowing. The Statement also provides that a transferor's right of first refusal on a bona fide offer from a third party, a requirement to obtain the transferor's permission that shall not be unreasonably withheld, or a prohibition on sale to the transferor's competitor is a limitation on the transferee's rights but presumptively does not constrain a transferee from exercising its right to pledge or exchange. The Company is currently considering these provisions, and assessing the accounting treatment and legal ramifications of modifying participation agreements.

  On November 14, 1996, the Emerging Issues Task Force (EITF) of the FASB reached consensus on Issue No. 96-12 (the Issue), Recognition of Interest Income and Balance Sheet Classification of Structured Notes. Structured notes are debt instruments whose cash flows are linked to the movement in one or more indexes, interest rates, foreign exchange rates, commodities prices, prepayment rates, or similar variables. They are issued by U.S. government-sponsored enterprises, multilateral development banks, municipalities, and private corporations. The Issue addresses the accounting for certain structured notes that are in the form of debt securities. The EITF reached a consensus that investors should use the retrospective interest method for recognizing income on structured note securities that are classified as Available for Sale and Held to Maturity debt securities under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and that meet certain conditions. Under the retrospective interest approach, income on the structured notes for the current period is measured based on changes in estimates of future cash flows between periods, and cash receipts of interest income in the current period and, therefore, is different from recognizing income on the interest method of accounting for securities. The EITF observed that changes in accounting for this Issue should be applied to all structured notes within the scope of this Issue either currently as a change in accounting principle, or prospectively to new securities acquired after November 14, 1996. Management believes the Company does not hold securities within the scope of the Issue, and does not plan to invest in such securities in the foreseeable future. Therefore, the EITF Issue is not expected to materially affect financial condition or results of operation in the foreseeable future.

  The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has issued Statement of Position (SOP) 96-1, Environmental Remediation Liabilities. SOP 96-1 provides guidance on accounting for environmental remediation liabilities within the framework established by FASB Statement No. 5, Accounting for Contingencies. It includes benchmarks to aid in the determination of when environmental remediation liabilities should be recognized in accordance with FASB No. 5, and guidance on measurement, display, and disclosure of such liabilities. The SOP is effective for fiscal years beginning after December 15, 1996, with earlier application encouraged. Management does not believe this SOP will materially affect financial condition or results of operation of the Company in the foreseeable future.

12                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Five Year Financial Summary

---------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                     1996             1995              1994              1993              1992
---------------------------------------------------------------------------------------------------------------------------
                                                               (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
   Interest Income                         $ 27,355         $ 22,797          $ 20,605          $ 20,692         $ 21,966
   Interest Expense                          13,560           11,137             9,714            10,157           12,462
---------------------------------------------------------------------------------------------------------------------------
   Net Interest Income                       13,795           11,660            10,891            10,535            9,504
   Provision for Loan Losses                    491              342               593               593            1,006
---------------------------------------------------------------------------------------------------------------------------
   Net interest income after
     provision for loan losses               13,304           11,318            10,298             9,942            8,498
   Non-Interest Income                        1,524            1,240             1,808             2,088            1,601
   Non-Interest Expense                      11,503            8,319             7,538             7,202            6,858
---------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                 3,325            4,239             4,568             4,828            3,241
   Income taxes - current                       889            1,244             1,238             1,350              924
   Income taxes - deferred                       19              (98)             (172)               29              (65)
---------------------------------------------------------------------------------------------------------------------------
   Net Income                               $ 2,417          $ 3,093           $ 3,502           $ 3,449          $ 2,382
===========================================================================================================================
PER SHARE DATA
   Net Income                                $ 0.97           $ 1.25            $ 1.51            $ 1.56           $ 1.09
   Cash Dividends                              0.52             0.43              0.38              0.29             0.29
   Book value at period end                   15.30            15.06             13.53             12.62            11.42
   Tangible book value at
     period end                               14.18            15.00             13.45             12.53            11.32

BALANCE SHEET DATA
   Total Assets                           $ 381,608        $ 326,280         $ 306,148         $ 291,168        $ 282,071
   Loans, Net                               240,913          206,516           174,983           158,087          157,839
   Securities                               103,486           85,974            97,003           102,505           87,920
   Deposits                                 342,332          287,364           270,906           257,632          249,667
   Shareholders' Equity                      37,603           36,885            32,473            27,816           24,871

PERFORMANCE RATIOS
   Return on Average Assets                    0.67%            1.01%             1.19%             1.22%            0.89%
   Return on Average Shareholders'
     Equity                                    6.71             8.97             11.15             13.09             9.89
   Efficiency Ratio                           77.79            65.56             63.04             56.43            61.05
   Net Interest Margin                         4.28             4.20              4.08              3.96             3.73

CREDIT QUALITY RATIOS
   Allowance for Loan Losses to
     Non-Performing Loans                  1,091.41%          388.05%           165.60%            99.91%          107.37%
   Allowance for Loan Losses to
     Non-Performing Assets                   687.45           385.98            126.87             79.20            74.45
   Allowance for Loan Losses to
     Year-End Loans, Net of
     Unearned Income                           1.30             1.38              1.51              1.41             1.14
   Net Charged-off Loans to Average
     Loans, Net of Unearned Income              .09              .06               .09               .10              .14

CAPITAL AND LIQUIDITY RATIOS
   Leverage                                    9.68%           11.78%            11.38%             9.55%            8.82%
   Risk based:
     Tier 1 capital                           16.05            22.17             20.12             18.57            16.33
     Total capital                            17.30            23.42             21.73             20.09            17.56
   Average loans to                           71.02            71.48             65.20             68.33            72.24
     average deposits
   Average shares outstanding             2,491,371        2,468,376         2,325,754         2,204,884        2,178,637

Annual Report 1996                                                            13

JAMES RIVER BANKSHARES
Consolidated Balance Sheets

December 31,                                                                                1996                 1995
---------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and due from banks                                                               $    16,674,875       $   12,264,118
Interest bearing deposits with banks                                                          444,131            1,804,907
Federal funds sold                                                                          3,327,000           10,027,000
Securities available-for-sale, at fair value                                               91,268,494           63,107,033
Securities held-to-maturity, at amortized cost (fair value
     approximates $12,243,155 and $23,072,928 at
     December 31, 1996 and 1995)                                                           12,217,079           22,866,989
Loans, net of allowance for loan losses                                                   239,720,940          205,033,148
Loans held for sale, net                                                                    1,192,000            1,483,000
Accrued interest receivable                                                                 3,124,150            2,777,940
Premises and equipment, net                                                                 8,323,595            5,439,583
Intangible assets, net                                                                      2,750,200              160,182
Deferred income taxes                                                                         589,672              317,949
Other assets                                                                                1,975,461              997,827
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 381,607,597        $ 326,279,676
===========================================================================================================================



LIABILITIES AND SHAREHOLDERS' EQUITY


Liabilities
     Deposits:
     Noninterest bearing                                                               $   42,798,620       $   32,837,557
     Interest bearing                                                                     299,533,313          254,526,280
---------------------------------------------------------------------------------------------------------------------------
       Total deposits                                                                     342,331,933          287,363,837
     Accrued interest payable                                                                 612,390              419,192
     Other liabilities                                                                      1,060,597            1,611,808
---------------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                  344,004,920          289,394,837
---------------------------------------------------------------------------------------------------------------------------

Shareholders' equity
     Common stock, $5 par value per share (10,000,000
        shares authorized; 2,457,950 and 2,448,502 shares
        issued and outstanding at December 31, 1996 and                                    12,289,750           12,243,465
       1995, respectively)
     Additional paid-in-capital                                                             3,520,938            3,447,293
     Retained earnings                                                                     21,629,411           20,486,740
     Net unrealized gain on securities available-for-sale,
       net of income taxes                                                                    162,578              707,341
---------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                          37,602,677           36,884,839
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 381,607,597         $326,279,676
===========================================================================================================================

The accompanying notes are an integral part of these financial statements.

14                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Consolidated Statements of Income

Years Ended December 31,                                 1996                          1995                        1994
---------------------------------------------------------------------------------------------------------------------------
Interest Income
   Loans                                             $  20,579,463                 $ 16,621,910              $  14,141,643
   Investment securities:
    Taxable                                              4,979,874                    4,424,512                  4,991,630
    Exempt from federal income taxes                     1,285,278                    1,270,968                  1,203,123
   Federal funds sold and other                            510,111                      479,656                    268,640
---------------------------------------------------------------------------------------------------------------------------
      Total interest income                             27,354,726                   22,797,046                 20,605,036
---------------------------------------------------------------------------------------------------------------------------

Interest expense
   Deposits                                             13,530,471                   11,090,865                  9,628,732
   Federal funds purchased                                  29,091                       46,274                     84,808
---------------------------------------------------------------------------------------------------------------------------
      Total Interest Expense                            13,559,562                   11,137,139                  9,713,540
---------------------------------------------------------------------------------------------------------------------------
Net interest income                                     13,795,164                   11,659,907                 10,891,496

Provision for loan losses                                  491,063                      341,734                    592,804
---------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
    loan losses                                         13,304,101                   11,318,173                 10,298,692
---------------------------------------------------------------------------------------------------------------------------

Noninterest income
   Service charges on deposit accounts                   1,063,873                      807,113                    799,965
   Other fees and commissions                               92,221                       97,523                     95,897
   Net realized gains (losses) on disposition
    of securities                                           40,992                     (130,977)                   147,635
   Other Income                                            326,950                      466,038                    321,762
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest income                           1,524,036                    1,239,697                  1,365,259
---------------------------------------------------------------------------------------------------------------------------

Noninterest expenses
   Salaries and employee benefits                        5,254,257                    4,306,590                  3,933,246
   Occupancy expense                                       704,114                      664,446                    551,602
   Equipment                                             1,032,652                      751,242                    688,275
   Other expenses                                        4,511,831                    2,596,461                  2,365,368
---------------------------------------------------------------------------------------------------------------------------
      Total noninterest expenses                        11,502,854                    8,318,739                  7,538,491
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                               3,325,283                    4,239,131                  4,125,460

Provision for income taxes                                 908,500                    1,145,588                  1,066,697
---------------------------------------------------------------------------------------------------------------------------

Income before cumulative effect of change in
   accounting principles                                 2,416,783                    3,093,543                  3,058,763

Cumulative effect of changing to a different
   method of computing income taxes                         -                             -                        276,863
Cumulative effect of change in accounting
   method for debt and equity securities, net
   of income taxes of $101,744                              -                             -                        166,286
---------------------------------------------------------------------------------------------------------------------------
Net income                                           $   2,416,783                 $  3,093,543              $   3,501,912
===========================================================================================================================

Earnings per common and common
   equivalent share
     Income before cumulative effect of
       change in accounting principles               $        0.97                 $       1.25              $        1.32
     Cumulative effect of changing to a
       different method of computing
       income taxes                                         -                             -                           0.12
     Cumulative effect of change in
       accounting method for debt
       and equity securities, net of
       income taxes                                         -                             -                           0.07
---------------------------------------------------------------------------------------------------------------------------

Net income per common and common
   equivalent share                                  $        0.97                 $       1.25              $        1.51
===========================================================================================================================
Weighted average number of shares
   outstanding during the year                           2,491,371                    2,468,376                  2,325,754
===========================================================================================================================

The accompanying notes are an integral part of these financial statements.

Annual Report 1996                                                            15

JAMES RIVER BANKSHARES
Consolidated Statements of Shareholders' Equity


Years Ended December 31, 1996, 1995 and 1994

                                                                                                UNREALIZED
                                                                                              GAIN (LOSS) ON
                                    SHARES OF                                                   SECURITIES
                                     COMMON         COMMON        ADDITIONAL      RETAINED      AVAILABLE-
                                      STOCK          STOCK      PAID-IN CAPITAL   EARNINGS       FOR-SALE         TOTAL
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1993         2,194,220     $10,971,100    $ 1,095,565     $15,749,332    $      -       $27,815,997

Implementation of change
 in accounting for securities,
 net of taxes                            -               -              -               -           178,144        178,144

Net income                               -               -              -          3,501,912           -          3,501,912

Net proceeds from public offering     200,000       1,000,000      2,158,718            -              -          3,158,718

Common stock issued                     6,250          31,250         35,625            -              -             66,875

Cash dividends declared ($0.38 per
 share)                                  -               -              -           (904,858)          -           (904,858)

Other                                    -               -              -             44,294           -             44,294

Change in unrealized gain (loss) on
 securities available-for-sale, net
 of taxes                                                -              -               -        (1,388,153)     (1,388,153)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1994         2,400,470      12,002,350      3,289,908      18,390,680     (1,210,009)     32,472,929

Net income                               -               -              -          3,093,543           -          3,093,543

Common stock issued                    14,484          72,420         29,549            -              -            101,969

Cash dividends declared ($0.43 per
 share)                                  -               -              -         (1,035,307)          -         (1,035,307)

Cash paid in lieu of fractional shares    (87)           (435)          -             (2,994)          -             (3,429)

Stock dividend                         28,408         142,040        127,836        (269,876)          -               -

Transfer of held-to-maturity securities
 to available-for-sale, net of taxes     -               -              -               -           421,874         421,874

Change in unrealized gain (loss)
 on securities available-for-sale,
 net of taxes                            -               -              -               -         1,468,600       1,468,600

Adjustments to conform fiscal years     5,418          27,090           -            310,694         26,876         364,660
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1995         2,448,693      12,243,465      3,447,293      20,486,740        707,341      36,884,839

Net income                               -               -              -          2,416,783           -          2,416,783

Common stock issued                     9,257          46,285         73,645           1,332           -            121,262

Cash dividends declared ($0.52 per
 share)                                  -               -              -         (1,275,444)          -         (1,275,444)

Transfer of held-to-maturity securities
 to available-for-sale, net of taxes, in
 conjunction with business
 combinations                            -               -              -               -           (99,169)        (99,169)

Change in unrealized gain (loss) on
 securities available-for-sale, net of
 taxes                                   -               -              -               -          (445,594)       (445,594)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996         2,457,950     $12,289,750   $  3,520,938     $21,629,411    $   162,578     $37,602,677
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

16                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Consolidated Statements of Cash Flows

Years Ended December 31,                                              1996                   1995                 1994
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
     Net income                                                   $   2,416,783         $   3,093,543        $   3,501,912
     Adjustments to reconcile to net cash
       provided by operating activities:
         Provision for loan losses                                      491,063               341,734              592,804
         Depreciation and amortization                                  856,850               440,846              328,682
         (Gain) loss on disposition of securities                       (40,992)              130,977             (415,665)
         Gain on sale of loans                                          (55,968)              (10,849)              (4,039)
         FHLB stock dividend                                               -                     -                 (49,600)
         Changes in:
           Loans held for sale                                          291,000             2,958,009           (2,084,959)
           Interest receivable                                         (346,210)              (66,856)              60,033
           Other assets                                                (989,190)            1,056,269               89,157
           Interest payable                                             193,198                44,701              (81,026)
           Other liabilities                                           (551,211)             (650,469)             408,754
---------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                  2,265,323             7,337,905            2,346,053
---------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
     Proceeds from dispositions of available-
       for-sale securities                                           29,665,826            32,859,800           48,934,249
     Purchase of available-for-sale securities                      (49,340,809)          (22,873,608)         (33,784,523)
     Redemption of held-to-maturity securities                        2,630,617             3,817,120           10,749,481
     Purchase of held-to-maturity securities                         (1,235,000)             (352,735)         (21,648,535)
     Net increase in loans                                          (35,122,887)          (28,026,617)         (15,822,175)
     Purchase of property and equipment                              (2,475,089)             (266,618)          (1,570,513)
     Net cash and cash equivalents received
       in acquisition of branches                                    30,484,000                  -                    -
---------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                   (25,393,342)          (14,842,658)         (13,142,016)
---------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
     Repayment of borrowed funds                                           -                     -              (3,000,000)
     Cash dividends paid                                             (1,275,444)           (1,035,307)            (904,858)
     Net increase in deposits                                        20,632,182            10,474,219           13,273,907
     Issuance of stock                                                  125,814               101,969            3,225,593
     Purchase of fractional shares                                       (4,552)               (3,429)                -
---------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                19,478,000             9,537,452           12,594,642
---------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
     cash equivalents                                                (3,650,019)            2,032,699            1,798,679

Adjustment to conform fiscal year of subsidiary                            -                 (709,133)                -

Cash and cash equivalents - beginning                                24,096,025            22,772,459           20,973,780
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - ending                                $  20,446,006         $  24,096,025        $  22,772,459
===========================================================================================================================

Cash paid during the year for
     Interest                                                     $  13,366,364         $  11,081,571        $   9,784,279
===========================================================================================================================
     Income taxes                                                 $   1,448,594         $     698,302        $   1,856,144
===========================================================================================================================

The accompanying notes are an integral part of these financial statements.

Annual Report 1996                                                            17

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements
December 31, 1996, 1995, and 1994

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  James River Bankshares, Inc. ("the Company") is a Virginia multi-Bank holding company headquartered in Suffolk, Virginia that commenced operations June 1, 1995. The Company owns James River Bank, (formerly known as The Bank of Waverly), Waverly, Virginia; Bank of Suffolk, Suffolk, Virginia; First Colonial Bank, FSB, Hopewell, Virginia; Bank of Isle of Wight, Smithfield, Virginia (collectively the "Banking Subsidiaries"); and James River Support, Inc., an EDP operation center. The Banking Subsidiaries were merged into the Company in pooling of interests transactions consummated on and subsequent to June 1, 1995, which are more fully explained in subsequent footnotes. There are a total of nineteen banking offices in ten southeastern Virginia towns, counties, and cities. The Company's primary source of revenue is providing loans to customers who are predominantly small and middle-market businesses and individuals.

PRINCIPLES OF CONSOLIDATION AND
BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of James River Bankshares, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation. The consolidation has been prepared using the pooling of interests method of accounting. All information included in the financial statements has been combined as if the merger had occurred at the earliest date presented.

  The consolidated balance sheet of the Company and its subsidiaries as of December 31, 1995, and the consolidated statement of shareholders' equity for the year then ended, include an adjustment to conform the fiscal year of its subsidiary, First Colonial Bank, FSB to that of the Company and its other subsidiaries. The adjustment to conform fiscal years is disclosed throughout the financial statements where applicable.

CASH AND CASH EQUIVALENTS

  For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions, cash and due from banks, interest bearing deposits with banks and Federal funds sold.

  The Company is required to maintain reserves with the Federal Reserve Bank. The reserves required for 1996 and 1995 were $605,000.

INVESTMENT SECURITIES

  Investment securities are classified into three categories: held-to-maturity, available-for-sale and trading. Securities that management has both the positive intent and ability to hold to maturity are classified as securities held-to-maturity and are carried at cost, adjusted for amortization of premium or accretion of discount using the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, to increase regulatory capital or other similar factors, are classified as securities available-for-sale and carried at fair value with any adjustments to fair value, after tax, reported as a separate component of shareholders' equity. The Company has no trading securities. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary, if any, are included in earnings as realized losses.

  Interest and dividends on securities, including the amortization of premiums and the accretion of discounts, are reported as interest and dividends on securities using the interest method. Gains and losses on the sale of securities are recorded on the trade date and are calculated using the specific identification method.

LOANS HELD FOR SALE

  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

18                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

LOANS

  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are stated at their outstanding unpaid principal balances net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) on the related loans.

  Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as non-accrual. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual, if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearage) are reasonably assured of repayment.

  While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis.

ALLOWANCE FOR LOAN LOSSES

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," on January 1, 1995. Under this standard, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The adoption of SFAS No. 114 did not result in an additional provision for loan losses.

  The adequacy of the allowance for loan losses is periodically evaluated by the Company, in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the allowance is based on a review of the Company's historical loss experience, known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

  The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of impaired loans, if applicable, are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

  When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and


Annual Report 1996                                                            19

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

subsequent recoveries, if any, are credited to the allowance.

PREMISES AND EQUIPMENT

  Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method. Net gains and losses on disposal or retirement of premises and equipment are included in other income.

REAL ESTATE OWNED

  Real estate acquired in settlement of loans is initially recorded at estimated fair value at the date of foreclosure. Subsequent to foreclosure, the carrying value of real estate owned is reduced when it exceeds fair value minus estimated costs to sell. Costs relating to improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

  Other real estate acquired and held for sale is stated at the lower of cost or net realizable value. Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its estimated net realizable value.

INTANGIBLE ASSETS

  Intangible assets are amortized using accelerated methods over their estimated periods of benefit.

INCOME TAXES

  The Company files a consolidated tax return. The provision for income taxes reflects tax expense incurred as a consolidated group. The expense is allocated among the members of the consolidated group, in accordance with an intercompany agreement for tax expense. Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, deferred loan fees, allowance for loan losses, accumulated depreciation and deferred compensation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

  Earnings per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Earnings per share for the years ended December 31, 1995 and 1994, have been retroactively restated to reflect the effects of the stock dividend declared during the year ended December 31, 1995. Stock options are regarded as common stock equivalents and are therefore considered in earnings per share calculations, if dilutive. Common stock equivalents are computed using the treasury stock method. There is no material difference between primary and fully-diluted earnings per share.

USE OF ESTIMATES

  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions and other factors.


20                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

NOTE 2 - INVESTMENT SECURITIES

   The carrying amount of securities and their approximate fair values at December 31 were as follows:

                                                                       Gross                 Gross
                                              Amortized              Unrealized            Unrealized             Fair
                                                 Cost                  Gains                 Losses               Value
---------------------------------------------------------------------------------------------------------------------------
     Available-for-sale securities:

     December 31, 1996
     U.S. Government and
       agency securities                     $ 62,747,895         $     306,922            $  478,888        $  62,575,929
     State and municipal securities            25,168,287               434,439               126,200           25,476,526
     Other debt securities                      1,162,728                14,582                   125            1,177,185
     Equity securities                          1,953,354                85,500                  -               2,038,854
---------------------------------------------------------------------------------------------------------------------------
                                             $ 91,032,264         $     841,443            $  605,213        $  91,268,494
===========================================================================================================================

     December 31, 1995
     U.S. Government and
       agency securities                     $ 33,360,033         $     524,622            $   78,183        $  33,806,472
     State and municipal securities            26,232,151               642,661                46,666           26,828,146
     Other debt securities                        948,268                30,106                   809              977,565
     Equity securities                          1,494,850                  -                     -               1,494,850
---------------------------------------------------------------------------------------------------------------------------
                                             $ 62,035,302         $   1,197,389            $  125,658        $  63,107,033
===========================================================================================================================

     Held-to-Maturity securities:

     December 31, 1996
     State and municipal securities          $  1,235,000         $      18,052            $     -           $   1,253,052
     Other debt securities                     10,982,079                21,694                13,670           10,990,103
---------------------------------------------------------------------------------------------------------------------------
                                             $ 12,217,079         $      39,746            $   13,670        $  12,243,155
===========================================================================================================================

     December 31, 1995
     U.S. Government and                     $  9,744,815         $      26,798      $         94,579      $     9,677,034
       agency securities
     Other debt securities                     13,122,174               285,857                12,137           13,395,894
---------------------------------------------------------------------------------------------------------------------------
                                             $ 22,866,989         $     312,655       $       106,716       $   23,072,928
===========================================================================================================================

   Equity securities include restricted investments of $1,279,600 and $1,233,750 at December 31, 1996 and 1995, respectively. These securities do not have a readily determinable fair value and lack a market.
Therefore, they are carried at cost and periodically evaluated for impairment.

Annual Report 1996                                                            21

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

The scheduled maturities of securities held-to-maturity and securities available-for-sale at December 31, 1996 were as follows:


                                                Securities Held-To-Maturity          Securities Available-for-Sale
                                                ---------------------------          -----------------------------
                                              Amortized               Fair           Amortized             Fair
                                                 Cost                 Value             Cost              Value
------------------------------------------------------------------------------------------------------------------
     Due in one year or less                $        -          $       -          $  4,036,035    $     4,057,177
     Due from one to five years                      -                  -            47,008,763         47,115,989
     Due from five to ten years                 1,235,000          1,253,052         32,515,821         32,523,147
     Due after ten years                       10,982,079         10,990,103          5,518,291          5,533,327
     Equity securities                               -                  -             1,953,354          2,038,854
-------------------------------------------------------------------------------------------------------------------
                                           $   12,217,079       $ 12,243,155       $ 91,032,264    $    91,268,494
===================================================================================================================

  Investment securities with a carrying amount of approximately $9,914,636 at December 31, 1996 and $8,133,977 at December 31, 1995 were pledged to secure public deposits.

  Gross realized gains and losses on dispositions of securities available-for-sale were as follows:


     Available-For-Sale                                                 1996               1995                1994
----------------------------------------------------------------------------------------------------------------------
     Gross realized gains                                         $   102,609         $   138,486         $   481,819
     Gross realized losses                                            (61,617)           (298,552)            (69,497)
----------------------------------------------------------------------------------------------------------------------
        Net realized gain (loss)                                  $    40,992         $  (160,066)        $   412,322
======================================================================================================================

   Gross realized gains and losses on dispositions of securities held-to-maturity were as follows:

     Held-To-Maturity                                                   1996                  1995                 1994
-------------------------------------------------------------------------------------------------------------------------
     Gross realized gains                                           $    -                $    30,416         $     5,182
     Gross realized losses                                               -                     (1,327)             (1,839)
-------------------------------------------------------------------------------------------------------------------------
     Net realized gain                                              $    -                $    29,089         $     3,343
=========================================================================================================================

  First Colonial Bank, FSB recognized no realized gains or losses on dispositions of investment securities for the six months ended December 31, 1995. Therefore, no adjustment to conform fiscal years is needed for the disposition of investment securities.

  In connection with the business combination of the Company and First
Colonial Bank, FSB, First Colonial Bank, FSB transferred most of its investment portfolio from the held-to-maturity category to available-for-sale on March 1, 1996, in order to maintain the Company's existing interest rate risk position and credit risk policy. The transfer consisted of the entire investment portfolio of U.S. Government agency and corporation obligations (except mortgage-backed securities). The transfers are shown separately on the consolidated statement of changes in shareholders' equity, as follows:

     Fair market value at date of transfer                             $  9,094,689
     Amortized cost                                                       9,244,858
------------------------------------------------------------------------------------
       Unrealized loss                                                     (150,169)
     Related income tax effect                                               51,000
------------------------------------------------------------------------------------
       Net decrease to shareholders' equity                            $    (99,169)
====================================================================================


22                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

  During the third quarter of 1995, the Company reassessed its management philosophy regarding investment securities. Management determined that, due to proposed acquisitions, the Company would need to have funds available to meet liquidity needs and future loan demand. Accordingly, all investments held-to-maturity by Bank of Suffolk were reclassified as available-for-sale. All securities held-to-maturity were transferred to available-for-sale as of September 30, 1995. The effect of these transfers was to increase the net unrealized gain on securities available for sale by $517,874.

  During the first quarter of 1995, James River Bank sold three held-to-maturity securities as follows:

                                                Gross Selling
                                                   Price                 Cost                 Gain
------------------------------------------------------------------------------------------------------
     Agencies (2)                             $     763,031          $    751,270          $   11,761
     Municipals (1)                                 258,750               245,396              13,354
------------------------------------------------------------------------------------------------------
                                              $   1,021,781          $    996,666          $   25,115
=======================================================================================================

  Management determined that with the demand for agricultural loans in March 1995, it was necessary for James River Bank to fund such loans through the sale of investment securities. One particular available-for-sale security was sold at a loss of $27,862. To offset this loss and increase available funding, two U.S. Government Agency held-to-maturity securities and one municipal held-to-maturity security were sold at a combined profit of $25,115. As a result of the above action, all investments at James River Bank in the held-to-maturity classification were reclassified during 1995 to available-for-sale. The effect of this reclassification was to reduce the net unrealized gain on securities available-for-sale by $96,000.

  The net effect of the 1995 transfers and reclassification are shown on the consolidated statement of changes in shareholders' equity for the year ended December 31, 1995, as follows:

     Fair market value at date of transfer                                      $  34,903,954
     Amortized cost                                                               (34,264,751)
----------------------------------------------------------------------------------------------
       Unrealized gain                                                                639,203
     Related income tax effect                                                       (217,329)
----------------------------------------------------------------------------------------------
       Net increase to shareholders' equity                                     $     421,874
==============================================================================================

NOTE 3 - LOANS RECEIVABLE

   Loans receivable are summarized below:


                                                              1996                 1995
---------------------------------------------------------------------------------------------
     Commercial                                           $ 23,689,062        $  24,223,777
     Real estate - commercial                               20,606,000           15,780,000
     Real estate - construction                             14,519,978            8,317,352
     Real estate - mortgage                                157,604,754          138,850,295
     Agricultural                                            2,255,650            1,102,066
     Installment                                            24,428,530           19,869,177
---------------------------------------------------------------------------------------------
      Total loans                                          243,103,974          208,142,667
     Less:
      Allowance for loan losses                             (3,176,491)          (2,891,190)
      Unearned discount                                        (38,088)             (59,784)
      Deferred loan (fees) expenses                           (168,455)            (158,545)
---------------------------------------------------------------------------------------------
                                                          $239,720,940        $ 205,033,148
=============================================================================================


Annual Report 1996                                                            23

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

  The allowance for loan losses is summarized below:

                                                          1996               1995             1994
--------------------------------------------------------------------------------------------------------
     Balance - beginning of year                    $    2,891,190      $   2,690,412    $    2,258,292
     Provision charged to operations                       491,063            341,734           592,804
     Charge-offs                                          (301,803)          (208,062)         (250,157)
     Recoveries                                             96,041             84,309            89,473
     Adjustment to conform fiscal year                      -                 (17,203)          -
--------------------------------------------------------------------------------------------------------

     Balance - end of year                          $    3,176,491       $  2,891,190     $   2,690,412
========================================================================================================

  The adjustment to conform fiscal year consists of First Colonial Bank, FSB's activity for the six months ended December 31, 1995, and is summarized as follows:

     Provision charged to operations                                               $    (14,779)
     Charge-offs                                                                         (6,744)
     Recoveries                                                                           4,320
------------------------------------------------------------------------------------------------
       Adjustment to conform fiscal year                                           $    (17,203)
================================================================================================

  The recorded investment in impaired loans requiring an allowance for loan losses as determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," was $3,136,753 and $1,600,298 at December 31, 1996 and 1995, respectively. The portion of the allowance for loan losses allocated to the impaired loan balance was $557,969 and $170,000 at December 31, 1996 and 1995, respectively. For the year ended December 31, 1996, the average recorded investment in impaired loans was $3,249,550 and interest income recognized on impaired loans was $150,699. For the year ended December 31, 1995, the average recorded investment in impaired loans was $350,000 and interest income recognized on impaired loans was $26,800.

  Mortgage loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of these loans at December 31, 1996 and 1995 were $23,473,529 and $20,282,208, respectively.

NOTE 4 - RELATED PARTIES

  The Company has had and expects to have in the future, lending transactions in the ordinary course of its business with directors, officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such extensions of credit do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of loans to such individuals as of December 31, 1996 and 1995 was $8,944,171 and $7,317,527, respectively. During 1996, new loans to such related parties amounted to $7,033,207 and repayments amounted to $5,406,563. The amount of deposits from related parties held by the Company at December 31, 1996 was $4,702,849.

24                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

NOTE 5 - PREMISES AND EQUIPMENT

  Major classifications of premises and equipment are summarized as follows:


                                                                                           1996                  1995
---------------------------------------------------------------------------------------------------------------------------
Land                                                                                   $    1,553,378       $    1,237,962
Buildings                                                                                   5,559,707            4,081,067
Furniture and equipment                                                                     4,825,851            3,945,880
Construction in process                                                                        36,000               36,771
---------------------------------------------------------------------------------------------------------------------------
                                                                                           11,974,936            9,301,680
Accumulated depreciation and amortization                                                  (3,651,341)          (3,862,097)
---------------------------------------------------------------------------------------------------------------------------
Net book value                                                                         $    8,323,595       $    5,439,583
===========================================================================================================================


NOTE 6 - DEPOSITS

  Deposits are summarized as follows:

                                                                                           1996                  1995
---------------------------------------------------------------------------------------------------------------------------
Noninterest bearing demand                                                              $  42,798,620        $  32,837,557
Interest bearing demand                                                                    40,759,438           34,424,290
Money market                                                                               21,319,078           18,629,749
Savings                                                                                    49,550,466           43,031,022
Time deposits $100,000 and greater                                                         26,078,973           26,670,232
Other time deposits                                                                       161,825,358          131,770,987
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 342,331,933        $ 287,363,837
===========================================================================================================================

   The scheduled maturities of time deposits at December 31, 1996 and 1995, were as follows:

                                                                                           1996                 1995
---------------------------------------------------------------------------------------------------------------------------
Less than one year                                                                      $ 117,980,000        $ 102,661,000
One to five years                                                                          67,460,000           50,873,000
Over five years                                                                             2,464,331            4,907,219
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 187,904,331        $ 158,441,219
===========================================================================================================================


NOTE 7 - COMMITMENTS, CONTINGENT LIABILITIES AND
LEGAL PROCEEDINGS

COMMITMENTS AND STANDBY LETTERS OF CREDIT

       The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

Annual Report 1996                                                            25

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

  The following table summarizes the Company's balance sheet financial instruments as of December 31,1996 and 1995.


                                             Contract or Notional Amount
                                             ---------------------------
                                                 1996            1995
------------------------------------------------------------------------------
Financial instruments whose contract amounts
 represent credit risk:
       Commercial real estate               $  10,135,000      $  8,656,000
       Commercial                               7,991,000         7,222,000
       Real estate mortgage                     9,177,000         6,305,000
       Other                                    6,861,000        13,214,000
------------------------------------------------------------------------------
                                            $  34,164,000      $ 35,397,000
==============================================================================
   Standby letters of credit                $   1,036,000      $    802,000
==============================================================================

  Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract, and includes unutilized credit card lines. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The majority of commitments to extend credit have terms up to one year with variable interest rates. There are no significant fixed rate commitments. Management evaluates each customer's credit worthiness in determining the amount of collateral to obtain. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and real estate.

  Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support the financing needs of the Company's commercial customers, and have varying terms. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

CONCENTRATIONS OF CREDIT RISK

  Concentrations of credit risk (whether on or off balance sheet) arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counter parties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have significant exposure to any individual customer or counter party. However, the Company's loan portfolio is comprised of credit extensions principally to customers in the Central and Southeastern areas of Virginia. Most of these customers are also depositors of the Company.

  Loans secured by real estate are approximately 79% and 78% of total loans for 1996 and 1995. Approximately 74% and 75% of these real estate loans in 1996 and 1995, respectively, are secured by 1-4 family residential real estate. Commercial and standby letters of credit were granted primarily to commercial borrowers.

26                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

OPERATING LEASES

  The Company has several operating leases for branch offices. The expirations of these leases range from three to seventeen years.

  Future minimum rentals are as follows:

                                   1997       $    84,469
                                   1998            85,095
                                   1999            76,606
                                   2000            64,740
                                   2001            45,203
                                   Thereafter     431,523
-------------------------------------------------------------------------
       Total minimum lease payments           $   787,636
=========================================================================

LEGAL PROCEEDINGS

  There are no material legal proceedings other than ordinary routine litigation incidental to the business.

CREDIT AVAILABILITY

  At December 31, 1996, First Colonial Bank, FSB had $17,000,000 available under a line of credit with Federal Home Loan Bank.


NOTE 8 - SHAREHOLDERS' EQUITY

  During 1994, 200,000 additional shares were sold in a rights and public offering at an average issue price of $17.00 per share. This offering raised $3,158,718, net of offering costs of $241,282.

  At December 31, 1996, the Company had three stock-based compensation plans, which are described below. The Company accounts for its grants under those plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation cost has been recognized. All three of the Company's plans are fixed option plans. Under the 1996 Employee Stock Option Plan, the Company may grant options to its employees for up to 10 percent of the issued and outstanding common stock of the Company at any time. Under this plan, the exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is ten years. At December 31, 1996, there were options outstanding to purchase 125,000 shares, all of which were granted in 1996, and are exercisable at $20.17 to $20.33 per share, and have a weighted-average exercise price of $20.30 per share. None of these options were exercisable at December 31, 1996.

  The Company's other two plans were plans of subsidiaries prior to joining the Company, and granting of options under both plans has been terminated. At December 31, 1996, for both plans combined, there were options outstanding to purchase 53,037 shares, of which 51,037 were exerciseable in a range of $4.46 to $10.90 per share, and have a weighted-average exercise price of $10.52 per share. During 1996, 7,513 options were exercised and 678 options forfeited for both plans combined. At December 31, 1995, for both plans combined, there were options outstanding to purchase 61,228 shares. No options were granted in 1995.

  As required by SFAS No. 123, "Accounting for Stock-Based Compensation," after December 31, 1994, the fair value of $7.05 of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 2 percent, expected volatility of 37 percent, risk-free interest rate of 6.2 percent and expected lives of 5 years. Had compensation cost for the Company's plans been determined based on the fair

Annual Report 1996                                                            27

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro-forma amounts indicated below at December 31, 1996:

Net income                                      As reported          $2,416,783
                                                Pro-forma            $2,300,909



Earnings per common and common equivalent share
                                                As reported               $0.97
                                                Pro-forma                 $0.92

RESTRICTIONS ON RETAINED EARNINGS AND DIVIDENDS

  The Company is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. Based upon these restrictions, the Company could have declared dividends for 1996 of $6,834,000 without prior regulatory approval.

  Each of the Banking Subsidiaries also is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The following is a summary that, based upon these restrictions, the various Banking Subsidiaries could have declared for 1996:

           Bank of Suffolk                 $2,583,000
           James River Bank                $1,267,000
           First Colonial Bank, FSB        $2,281,000
           Bank of Isle of Wight           $1,008,000

REGULATORY MATTERS

  The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company meets all capital adequacy requirements to which it is subject.

  As of September 30, 1996, the most recent notification from the Federal Reserve Bank of Richmond categorized the Company and its subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. The Office of Thrift Supervision ("OTS") also notified the Company that its thrift subsidiary, First Colonial Bank, FSB is categorized as well capitalized on March 31, 1996. First Colonial Bank, FSB also complied with OTS requirements to maintain core capital and tangible capital ratios of 3.0% and 1.5%, respectively. Its core capital and tangible capital ratios are not materially different from its Tier 1 capital to average assets ratios disclosed in the table. There are no conditions or events since that notification that management believes has changed the institution's category.

28                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

  The Company's actual and required capital amounts and ratios as of December 31, 1996, are also presented in the table.


                                                                               To be Well
                                                                               Capitalized
                                                        For Capital         Prompt Corrective
                                    Actual           Adequacy Purposes      Action Provisions
                                    ------           ------------------     ------------------
                              Amount      Ratio      Amount       Ratio     Amount      Ratio
----------------------------------------------------------------------------------------------
Total Capital (to Risk-Weighted Assets):
 Consolidated              $37,382,000    17.30%    $17,293,000   >8.00%       N/A       N/A
                                                                  -
 Bank of Suffolk           $12,960,000    19.30%    $ 5,385,000   >8.00%  $ 6,731,000  >10.00%
                                                                  -                    -
 James River Bank          $ 9,902,000    18.55%    $ 4,421,000   >8.00%  $ 5,526,000  >10.00%
                                                                  -                    -
 Bank of Isle of Wight     $ 3,675,000    17.89%    $ 1,645,000   >8.00%  $ 2,056,000  >10.00%
                                                                  -                    -
 First Colonial Bank, FSB  $ 9,551,000    11.02%    $ 6,931,000   >8.00%  $ 8,664,000  >10.00%
                                                                  -                    -
Tier 1 Capital (to Risk-Weighted Assets)
 Consolidated              $34,690,000    16.05%    $ 8,646,000   >4.00%       N/A       N/A
                                                                  -                    -
 Bank of Suffolk           $12,140,000    18.07%    $ 2,692,000   >4.00%  $ 4,031,000  >6.00%
                                                                  -                    -
 James River Bank          $ 9,211,000    17.54%    $ 2,210,000   >4.00%  $ 3,315,000  >6.00%
                                                                  -                    -
 Bank of Isle of Wight     $ 3,418,000    16.64%    $   823,000   >4.00%  $ 1,234,000  >6.00%
                                                                  -                    -
 First Colonial Bank, FSB  $ 8,731,000    10.08%    $ 3,465,000   >4.00%  $ 4,332,000  >6.00%
                                                                  -                    -
Tier 1 Capital (to Average Assets)
 Consolidated              $34,690,000     9.68%    $14,332,000   >4.00%  $    N/A       N/A
                                                                  -                    -
 Bank of Suffolk           $12,140,000    11.88%    $ 4,088,000   >4.00%  $ 5,110,000  >5.00%
                                                                  -                    -
 James River Bank          $ 9,211,000    11.13%    $ 3,311,000   >4.00%  $ 4,139,000  >5.00%
                                                                  -                    -
 Bank of Isle of Wight     $ 3,418,000     9.18%    $ 1,489,000   >4.00%  $ 1,861,000  >5.00%
                                                                  -                    -
 First Colonial Bank, FSB  $ 8,731,000     6.25%    $ 5,588,000   >4.00%  $ 6,985,000  >5.00%
                                                                  -                    -

NOTE 9 - INCOME TAXES

  The significant components of the provision for income taxes for the years ended December 31 were as follows:


                                   1996           1995            1994
---------------------------------------------------------------------------
Current tax provision:
    Federal                  $   875,184      $ 1,227,062      $ 1,202,322
    State                         13,792           17,101           36,315
---------------------------------------------------------------------------
                                 888,976        1,244,163        1,238,637
    Deferred tax provision        19,524          (98,575)        (171,940)
----------------------------------------------------------------------------
                             $   908,500      $ 1,145,588      $ 1,066,697
============================================================================

Annual Report 1996                                                            29

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

  The adjustment to conform fiscal years includes an income tax provision for First Colonial Bank, FSB for the six months ended December 31, 1995, as follows:

Current tax provision:
    Federal                                             $  128,110
    State                                                   19,907
----------------------------------------------------------------------
                                                           148,017
Deferred tax provision                                      (7,064)

----------------------------------------------------------------------
                                                        $  140,953
======================================================================

  The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:


                                          1996         1995       1994
-------------------------------------------------------------------------
Federal statutory income tax rates       34.00%       34.00%     34.00%
State income taxes                        0.47         0.40       0.88
Tax exempt interest income              (12.14)      (10.19)     (9.39)
Nondeductible merger costs                5.10         1.82         -
Other                                    (0.11)        1.00       0.37
-------------------------------------------------------------------------
                                         27.32%       27.03%     25.86%
=========================================================================

  The significant components of deferred income tax assets and liabilities at December 31 consist of the following:

                                          1996         1995
--------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses        $   994,452    $  903,295
   Deferred compensation                151,685       125,914
   Accrued pension/ESOP expense          10,731        54,004
   Other                                 31,212        36,560
--------------------------------------------------------------
     Total deferred tax assets        1,188,080     1,119,773
==============================================================
Deferred tax liabilities:
   Depreciation                     $  218,941     $  155,434
   Deferred loan fees                  119,197         73,261
   Dividends on FHLB/FHLMC stock       122,440        122,305
   Unrealized gain on AFS securities    73,143        364,389
   Discount accretion on securities     36,961         19,329
   Other                                 9,042          9,630
--------------------------------------------------------------
    Total deferred tax liabilities     579,724        744,348
--------------------------------------------------------------
Net deferred income tax asset          608,356        375,425
Less valuation allowance               (18,684)       (57,476)
--------------------------------------------------------------
                                    $  589,672     $  317,949
==============================================================


  Included in retained earnings is $1,081,541 at December 31, 1996 and 1995 for which no provision for income taxes has been made. This represents allocations of income to bad debt deductions for tax purposes only in years prior to 1988 related to First Colonial Bank, FSB and its subsidiaries. Since the Company does not intend to use the reserves for purposes other than to absorb its tax bad debt losses, deferred income taxes have not been provided on such reserves. The approximate amount of

30                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements


unrecognized tax liability allocated with these historical additions is $410,553. For years after 1988, deferred income taxes have been provided on the difference between tax and book bad debt deductions in accordance with SFAS 109, "Accounting for Income Taxes." If the amounts that qualify as deductions for federal income tax purposes only are used for purposes other than bad debt losses or operations losses, they will be subject to federal income tax at the then current corporate rate.

NOTE 10 - RETIREMENT PLANS

  Prior to joining the Company, each of the Company subsidiaries had qualified retirement plans for the future benefit of their employees. All of these plans, which consisted of defined benefit, defined contribution, employee stock ownership and 401(k) plans, have been terminated effective before December 31, 1996. The following is a summary of the terminated plans and their respective costs included in salaries and employee benefits on the consolidated statement of income for the year ended:


                                               1996        1995         1994
------------------------------------------------------------------------------
   Defined benefit plan - terminated effective
    December 31, 1995                      $   9,600    $  16,076    $  75,974
   Defined contribution plan - terminated
    effective December 31, 1995            $     -      $  65,069    $  62,873
   Employee stock ownership plan -
    terminated effective May 31, 1996      $  55,671    $ 110,053    $  87,400
   401(k) plans - terminated with various
    effective dates                        $     -      $  50,300    $  36,453


  The employee stock ownership plan costs for First Colonial Bank, FSB for the six months ended December 31, 1995 was $48,000.

  All of the terminated plans were fully funded at December 31, 1996, except the employee stock ownership plan, of which the estimated required funding of $16,450 is included in other liabilities on the consolidated balance sheet.

  Effective December 31, 1995, the Company adopted a defined contribution plan with 401(K) features, which covers substantially all employees who have completed six months of service. Employees may contribute up to 15% of their salaries, and the Company matches 50% of the first 4% and 25% of the next 4% of employee contributions. Additional contributions can be made by the Company at the discretion of the Board of Directors. The Company contributed $49,752 in matching funds for 1996, and contributed an additional $121,290, or 5% of eligible salaries for 1996, both of which are included in salaries and employee benefits on the consolidated statements of income. No contributions were made to this plan in 1995 or 1994.

  The Company has entered into deferred compensation agreements providing retirement for certain officers and employees. Vested benefits under the agreements are payable in installments over a ten or fifteen year period upon death or retirement. The present value of the liabilities for the benefits is being accrued over the expected term of active service of the employees. The deferred compensation expense for the officers and employees was $103,914, $59,327 and $53,327 for the year ended December 31, 1996, 1995 and 1994, respectively. The adjustment to conform fiscal years includes deferred compensation expense for First Colonial Bank, FSB for the six months ended December 31, 1995 of $24,685.

Annual Report 1996                                                            31

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

NOTE 11- OTHER EXPENSES

  The following items shown in the other expense category are disclosed because their amounts exceed one percent of total income:

   December 31,                    1996            1995            1994
--------------------------------------------------------------------------
   Deposit insurance premiums   $1,028,123     $  444,723      $  592,070
   Directors' fees              $  378,819     $  265,891      $  192,958
   Merger expenses              $  530,233     $  227,280      $     -


The adjustment to conform fiscal years includes other expenses for First Colonial Bank, FSB for the six months ended December 31, 1995 as follows:

   Deposit insurance premiums                              $  150,519
   Directors' fees                                         $   44,642


NOTE 12 - COMPANY FORMATION AND ACQUISITIONS

  The Company was capitalized pursuant to a share exchange effective June 1, 1995, between Bank of Suffolk and James River Bank, both Virginia state-chartered banks. Each of the 916,040 outstanding shares of Bank of Suffolk common stock was converted to one share of the Company stock, and each of the 100,000 outstanding shares of James River Bank common stock was converted to
6.15 shares of the Company stock.

  Effective March 1, 1996, in two separate transactions, the Company merged with First Colonial Bank, FSB, a federal-chartered savings bank, and Bank of Isle of Wight, a Virginia state-chartered bank. Each of the 1,244,895 outstanding shares of First Colonial Bank, FSB common stock was converted to .4816 shares of the Company stock, and each of the 78,850 outstanding shares of Bank of Isle of Wight common stock was converted to four shares of the Company stock. The acquisitions of these two financial institutions were treated as a pooling of interests, and the historical financial information included in these consolidated financial statements is presented on this basis.

  Prior to joining the Company, First Colonial Bank, FSB reported its financial condition, and the results of its operations and its cash flows on a fiscal year ended June 30. However, upon joining the Company, First Colonial Bank, FSB conformed its reporting year end to that of the Company, December 31. The statement of financial condition of the Company reported on the consolidated balance sheets at December 31, 1996 and 1995, includes the balance sheet of First Colonial Bank, FSB at December 31, 1996 and 1995, respectively. The results of operations reported on the Company's consolidated statements of income and cash flows for the years ended December 31, 1996, 1995 and 1994, include the results of operations and cash flows of First Colonial Bank, FSB for the years ended December 31, 1996, June 30, 1995 and June 30, 1994, respectively. In order to conform the fiscal year of its subsidiary to the Company's fiscal year, an adjustment was made to reflect First Colonial Bank, FSB's results of operations and cash flows as described below.

32                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

  Included in the consolidated statement of shareholders' equity, for the year ended December 31, 1995, is an adjustment to conform First Colonial Bank, FSB's year end to December 31. The following is a summary of the adjustment:

 Net income for the six month period ended December 31, 1995        $   412,488
 Cash dividends paid during the period ($0.04 per share)                (98,892)
 Common stock issued                                                     24,188
 Appreciation of available-for-sale securities, net of income taxes      26,876
--------------------------------------------------------------------------------
       Total adjustment                                             $   364,660
================================================================================
  Included in the consolidated statement of cash flows, for the year ended December 31, 1995, is an adjustment to conform First Colonial Bank, FSB year end to December 31. The following is a summary of the adjustment for the activity for the six month period ended December 31, 1995:

   Net cash provided by operating activities                       $  1,001,967
   Net cash used in investment activities                            (7,269,373)
   Net cash provided by financing activities                          5,558,273
--------------------------------------------------------------------------------
       Total adjustment                                            $   (709,133)
================================================================================

  The effective date of the mergers of First Colonial Bank, FSB and Bank of Isle of Wight was March 1, 1996. Prior to the mergers, each respective bank reported earnings for the two months ended February 29, 1996, as follows, which are incorporated into the total earnings on the consolidated statement of income for 1996.


                                      First Colonial      Bank of
                                         Bank, FSB      Isle of Wight
                                       (Unaudited)       (Unaudited)
---------------------------------------------------------------------
   Interest income                   $  1,788,258      $   417,713
   Interest expense                     1,068,233          178,626
---------------------------------------------------------------------
     Net interest income                  720,025          239,087

   Provision for loan losses               30,000           10,000
   Noninterest income                      86,151           33,359
   Noninterest expense                    500,626          160,207
---------------------------------------------------------------------
   Income before income taxes             275,550          102,239

   Provision for income taxes             113,822           30,000
---------------------------------------------------------------------
     Net income                      $    161,728      $    72,239
=====================================================================

Annual Report 1996                                                            33

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

  First Colonial Bank, FSB's total shareholders' equity increased from $8,133,926 at December 31, 1995 to $8,298,346 at March 1, 1996. This increase resulted from $161,728 of net income during the period, and a $2,692 increase in the net unrealized gain on securities available-for-sale, net of income taxes. Bank of Isle of Wight's total shareholders' equity increased from $3,254,536 at December 31, 1995 to $3,274,587 at March 1, 1996. This increase resulted from $72,239 of net income during the period, and a $52,188 decrease in net unrealized gain on securities available-for-sale, net of income taxes.

  For 1995, each respective bank reported earnings as follows, which are incorporated into the total earnings on the consolidated statement of income for 1995. Prior to the merger, First Colonial Bank, FSB reported earnings based on a fiscal year ended June 30. Therefore, the reported earnings of First Colonial Bank, FSB for 1995 are for the year ended June 30, 1995.


                                      First Colonial      Bank of
                                        Bank, FSB       Isle of Wight
---------------------------------------------------------------------
   Interest income                   $  8,978,257       $  2,495,602
   Interest expense                     5,363,999          1,042,376
---------------------------------------------------------------------
     Net interest income                3,614,258          1,453,226


   Provision for loan losses              209,582             36,000
   Noninterest income                     527,356            163,183
   Noninterest expense                  2,863,250            999,716
---------------------------------------------------------------------
     Income before income taxes         1,068,782            580,693

   Provision for income taxes             366,222            156,154
---------------------------------------------------------------------

     Net income                      $    702,560         $  424,539
=====================================================================

  The effective date of the mergers of Bank of Suffolk and James River Bank was June 1, 1995. Prior to the mergers, each respective bank reported earnings for the five months ended May 31, 1995, as follows, which are incorporated into the total earnings on the consolidated statement of income for 1995.


                                          Bank of               James River
                                          Suffolk                  Bank
                                        (Unaudited)             (Unaudited)
---------------------------------------------------------------------------
   Interest income                   $  2,911,764              $  1,720,668
   Interest expense                     1,326,279                   622,573
---------------------------------------------------------------------------
     Net interest income                1,585,485                 1,098,095


   Provision for loan losses               28,000                    -
   Noninterest income                      81,361                    88,353
   Noninterest expense                  1,064,992                   730,208
---------------------------------------------------------------------------
     Income before income taxes           573,854                   456,240

   Provision for income taxes              90,380                    99,467
---------------------------------------------------------------------------

     Net income                      $    483,474              $    356,773
===========================================================================

34                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

  Bank of Suffolk's total shareholders' equity increased from $11,492,730 at December 31, 1994 to $12,145,006 at June 1, 1995. This increase resulted from $483,474 of net income during the period, and a $168,802 decrease in the net unrealized loss on securities available-for-sale, net of income taxes. James River Bank's total shareholders' equity increased from $11,379,326 at December 31, 1994 to $12,159,352 at June 1, 1995. This increase resulted from $356,773 of net income during the period, and a $423,253 decrease in net unrealized loss on securities available-for-sale, net of income taxes.

  For the year ended December 31, 1995, the separate entities' historical results of operations were, as follows which includes the historical results of operations of First Colonial Bank, FSB for the year ended June 30, 1995:


                                                      First
                       Bank of      James River     Colonial       Bank of         Parent
                       Suffolk         Bank         Bank, FSB    Isle of Wight    Company     Combined
--------------------------------------------------------------------------------------------------------
 Net interest income  $3,986,073    $2,606,350      $3,614,258     $1,453,226    $    -      $11,659,907
 Net income (loss)    $1,244,393    $  802,287      $  702,560     $  424,539    $ (80,236)  $ 3,093,543

  For the year ended December 31, 1994, the separate entities' historical results of operations were, as follows which includes the historical results of operations of First Colonial Bank, FSB are for the year ended June 30, 1994:



                                                      First
                       Bank of      James River     Colonial       Bank of        Parent
                       Suffolk        Bank          Bank, FSB    Isle of Wight   Company    Combined
--------------------------------------------------------------------------------------------------------
 Net interest income  $3,791,776    $2,569,233      $3,222,103     $1,308,384    $    -      $10,891,496
 Net income           $1,334,850    $  840,949      $1,002,317     $  323,796    $    -      $ 3,501,912

  On March 23, 1996, James River Bank acquired three branch banking offices from First Union National Bank, one of which is located in the City of Franklin, Virginia and two of which are located in Courtland, Virginia, in Southampton County. James River Bank assumed aggregate deposit liabilities of approximately $34 million in connection with the three branch acquisitions. In addition, equipment valued at $210,000 and land and buildings valued at $825,000 were purchased. Also, in connection with the acquisition, intangible assets of approximately $2,817,000 were capitalized and include goodwill, an inseparable component of core deposit intangible, and other costs incurred directly related to the acquisition.

  Effective July 1996, the Company formed and capitalized James River Support, Inc., an EDP operation center. The Company owns all of the outstanding common stock of James River Support, Inc.


Annual Report 1996                                                            35

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements


NOTE 13 - CONDENSED FINANCIAL STATEMENTS - PARENT COMPANY ONLY

  The parent company's condensed balance sheets as of December 31, 1996 and 1995, and the related condensed statements of income and cash flows for each of the years in the three year period ended December 31, 1996, are as follows:

CONDENSED BALANCE SHEETS


                                                              1996         1995
------------------------------------------------------------------------------------
   ASSETS
       Cash and due from banks                             $   175,319   $   195,153
       Securities available-for-sale                           501,375       330,000
       Investments in wholly-owned subsidiaries:
          Bank of Suffolk                                   12,418,830    12,463,880
          James River Bank                                  11,827,440    12,218,742
          First Colonial Bank, FSB                           8,626,155     8,133,926
          Bank of Isle of Wight                              3,490,985     3,254,536
          James River Support                                  455,129         -
       Other assets                                            180,159       288,602
------------------------------------------------------------------------------------
                                                           $37,675,392   $36,884,839
====================================================================================

   LIABILITIES AND SHAREHOLDERS' EQUITY
       Liabilities                                         $    72,715   $     -
       Shareholders' equity                                 37,602,677    36,884,839
------------------------------------------------------------------------------------
                                                           $37,675,392   $36,884,839
====================================================================================


CONDENSED STATEMENTS OF INCOME


                                               1996           1995         1994
-----------------------------------------------------------------------------------
   Interest income                       $      1,800      $     -       $    -
   Interest expense                                -             -            -
     Net interest income                        1,800            -            -


   Noninterest income:
     Management fees from subsidiaries        633,213            -            -
     Dividends from subsidiaries            2,398,626        1,651,490        -
   Noninterest expense                      1,436,739          121,569        -
-----------------------------------------------------------------------------------
   Income before income taxes and equity in
     undistributed net income of subsidiary 1,596,900        1,529,921        -

   Income tax benefit                          71,235           41,333        -
-----------------------------------------------------------------------------------
   Income before equity in undistributed
     net income of subsidiaries             1,668,135        1,571,254        -


   Equity in undistributed net income of
     subsidiaries                             748,648        1,522,289     3,501,912
------------------------------------------------------------------------------------

   Net income                            $  2,416,783      $ 3,093,543   $ 3,501,912
====================================================================================


36                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

CONDENSED STATEMENTS OF CASH FLOWS




                                                 1996           1995         1994
------------------------------------------------------------------------------------
Operating activities:
  Net income                                  $ 2,416,783   $ 3,093,543  $ 3,501,912
  Adjustments:
   Depreciation                                     6,525         -            -
   Equity in undistributed net income of
     subsidiaries                                (748,648)   (1,522,289)  (3,501,912)
   Change in other assets                          81,471      (260,342)        -
   Change in liabilities                           72,715         -             -
------------------------------------------------------------------------------------
     Net provided from operations               1,828,846     1,310,912         -
------------------------------------------------------------------------------------

Investing activities:
  Purchase of equipment                            (8,123)      (28,260)        -
  Purchase of available-for-sale securities       (86,375)     (330,000)        -
  Capitalization of James River Support, Inc.    (600,000)          -           -
------------------------------------------------------------------------------------
      Net used by investing activities           (694,498)     (358,260)        -
------------------------------------------------------------------------------------

Financing activities:
  Cash dividends paid                          (1,275,444)     (797,633)        -
  Common stock issued                             121,262        40,134         -
------------------------------------------------------------------------------------
      Net cash used in financing activities    (1,154,182)     (757,499)        -
------------------------------------------------------------------------------------

Net increase (decrease) in cash and
  cash equivalents                                (19,834)      195,153         -



Cash and cash equilavents--beginning              195,153           -           -
------------------------------------------------------------------------------------

Cash and cash equivalents--ending             $   175,319   $   195,153     $   -
====================================================================================


NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

  Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of year end, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

  The following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of its assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 1996 and 1995.

Annual Report 1996                                                            37

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements

FINANCIAL INSTRUMENTS VALUED AT CARRYING VALUE

  The carrying amounts of cash and cash equivalents approximate their fair value. The carrying amounts of accrued interest receivable and payable approximate their fair values.


AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES

  Fair values for securities, excluding restricted equity securities, are based on available quoted market prices. If quoted market prices are unavailable, fair values are based on quoted market prices of comparable instruments. For unquoted securities for which no comparable instruments exist, the reported fair value is estimated on the basis of cost, book or appraised value as deemed appropriate by management. Available-for-sale securities are carried at their aggregate fair value.


LOANS

  For variable-rate commercial loans that reprice frequently (within a relatively short time frame) and have no significant change in credit risk, fair values are based on carrying values. Residential first mortgages are based on quoted market prices of similar loans. Fair values for certain junior mortgage loans, consumer installment loans, credit-card loans, and other consumer loans are estimated using discounted cash flows models. The discount rates are based on current market interest rates for similar types of loans. Fair values for commercial real estate and commercial loans that do not reprice or do not mature within relatively short time frames are estimated using discounted cash flow analysis. The discount rates used are those currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.


DEPOSITS

  The fair values of demand deposits and deposits with no defined maturity are taken to be the amount payable on demand at the reporting date. The fair values for fixed-maturity deposits are estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

  The carrying amount in the table below are the amounts at which the financial instruments are reported in the financial statements.



                                         1996                           1995
                             ----------------------------   ----------------------------
                              Carrying          Fair         Carrying          Fair
                               Amount           Value         Amount           Value
----------------------------------------------------------------------------------------
Assets
 Cash and due from banks    $ 16,674,875     $ 16,674,875   $ 12,264,118    $ 12,264,118
 Interest bearing deposits
   with banks                    444,131          444,131      1,804,907       1,804,907
 Federal funds sold            3,327,000        3,327,000     10,027,000      10,027,000
 Investment securities       103,485,573      103,511,649     85,974,022      86,179,961
 Loans                       240,912,940      241,271,000    206,516,148     209,188,622
 Interest receivable           3,124,150        3,124,150      2,777,940       2,777,940
----------------------------------------------------------------------------------------
                            $367,968,669     $368,352,805   $319,364,135    $322,242,548
========================================================================================



38                                                  James River Bankshares, Inc.

JAMES RIVER BANKSHARES
Notes to Consolidated Financial Statements



                                         1996                           1995
                            -----------------------------   ----------------------------
                              Carrying          Fair         Carrying          Fair
                               Amount           Value         Amount           Value
----------------------------------------------------------------------------------------
Liabilities
 Non-interest bearing
  deposits                  $ 42,798,620     $ 42,798,620   $ 32,837,557    $ 32,837,557
 Interest bearing deposits   299,533,313      297,375,007    254,526,280     257,043,851
 Interest payable                612,390          612,390        419,192         419,192
----------------------------------------------------------------------------------------
                            $342,944,323     $340,786,017   $287,783,029    $290,300,600
========================================================================================



   NOTE 15 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                1996
-------------------------------------------------------------------------------
                          First        Second         Third        Fourth
                         Quarter       Quarter       Quarter       Quarter
-------------------------------------------------------------------------------
                           (Dollars in thousands, except per share data)

Interest income        $  6,275      $  6,766      $  7,088       $  7,226
Net interest income    $  3,158      $  3,326      $  3,597       $  3,714
Net income             $    458      $    832      $    353       $    774
Earnings per share     $   0.19      $   0.33      $   0.14       $   0.31


                                                1995
-------------------------------------------------------------------------------
                          First        Second         Third        Fourth
                         Quarter       Quarter       Quarter       Quarter
-------------------------------------------------------------------------------
                           (Dollars in thousands, except per share data)

Interest income        $  5,627      $  5,921      $ 6,012       $  5,237
Net interest income    $  2,864      $  2,958      $ 2,984       $  2,854
Net income             $    806      $    561      $   905       $    822
Earnings per share     $   0.33      $   0.23      $  0.36       $   0.33


Annual Report 1996                                                            39

JAMES RIVER BANKSHARES

Report of Independent Auditors

The Board of Directors and Shareholders
James River Bankshares, Inc.
Suffolk, Virginia



   We have audited the accompanying consolidated balance sheets of James River Bankshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James River Bankshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Goodman & Company, L.L.P.
-----------------------------
GOODMAN & COMPANY, L.L.P.

Certified Public Accountants


5 Holly Hill Drive
Petersburg, Virginia 23805
January 31, 1997

40                                                James River Bankshares, Inc.

JAMES RIVER BANKSHARES

Directors and Officers

BOARD OF DIRECTORS
JAMES RIVER BANKSHARES

DIRECTORS: JAMES RIVER BANKSHARES
Harold U. Blythe -- President & CEO, James River Bankshares

James E. Butler, Jr. -- President, Butler Paper Company, Inc.

Bruce B. Gray -- Vice President, Gray Land & Timber Company

Elmon T. Gray, Chairman -- Retired; Former President, Gray Lumber Company

G. P. Jackson, Vice Chairman -- President, G.P.Jackson, Inc. (Real Estate
                                Rentals & Contractor)

Ben P. Kanak -- Farmer; Board Member of Plant Foods Products, Inc.

Glenn T. McCall -- Senior Vice President & Chief Financial Officer, James River
                   Bankshares

John A. Ramsey, Jr. --Farmer; President, Ramsey Brothers, Inc.

Robert E. Spencer, Jr. -- President and CEO, Bank of Isle of Wight

E. V. Stephenson, Jr., Corporate Secretary -- Retired; Former General Insurance
                                              Underwriter, Nurney - Stephenson
                                              Corp.

James C. Stewart -- President & CEO, First Colonial Bank, FSB

EXECUTIVE OFFICERS: JAMES RIVER BANKSHARES
Harold U. Blythe
   President & Chief Executive Officer

Glenn T. McCall
   Senior Vice President & Chief Financial Officer

DIRECTORS AND OFFICERS
MEMBER BANKS

DIRECTORS: BANK OF ISLE OF WIGHT
John A. Ramsey, Jr., Chairman
Diana F. Beale
A. Dwight Doggett
R. L. Magette
Robert E. Spencer, Jr.
R. L. Thompson
W. G. Yeoman, III

OFFICERS: BANK OF ISLE OF WIGHT
Robert E. Spencer, Jr.
President & CEO

Oliver D. Creekmore
Executive Vice President & Cashier

Linda J. Dunning
Vice President

Terry M. Gray
Assistant Cashier

Rosa Lee Copeland
Loan Administration Officer

DIRECTORS: BANK OF SUFFOLK
G. P. Jackson, Chairman
Harold U. Blythe
R. H. Braford
James E. Butler, Jr.
Larry L. Felton
Douglas C. Naismith
E. V. Stephenson, Jr.

OFFICERS: BANK OF SUFFOLK
Harold U. Blythe
President & Chief Executive Officer

Robert H. Johnson
Executive Vice President

Susan H. Simpkins
Senior Vice President & Cashier

James R. A. Stanley, Jr.
Senior Vice President-Lending

Peter C. Jackson
Assistant Vice President

Jeffrey H. Noblin
Assistant Vice President

Gleason C. Snow
Assistant Vice President

Julie T. Stephenson
Assistant Vice President

Annual Report 1996                                                      41

JAMES RIVER BANKSHARES

Directors and Officers

J. Frank Taylor
Assistant Vice President

Dorothy B. Demiel
Assistant Cashier

Elizabeth M. Kessinger
Assistant Cashier

Patricia A. McClenny
Assistant Cashier

Mark U. McGahee
Assistant Cashier

DIRECTORS: FIRST COLONIAL BANK
Ben P. Kanak, Chairman
William F. Binford, Jr.
William L. Canada
Riley E. Ingram
C. Bishop Knott, Jr.
Fred C. Morene
James C. Stewart

OFFICERS: FIRST COLONIAL BANK
James C. Stewart
President & CEO

A. Wayne Beasley
Senior Vice President &
Chief Operations Officer

Beverly A. Adams
Vice President &
Chief Financial Officer

Joyce A. Wallace
Corporate Secretary

James L. Hart
Vice President

John H. Jones
Vice President

G. Alvin Payne, Jr.
Vice President


Betty W. Clack
Assistant Vice President

Cecelia M. Lewis
Assistant Vice President

James M. Stewart
Assistant Vice President

Sally H. Tucker
Assistant Vice President

Wanda M. Whitney
Assistant Vice President

Mark S. Zuskin
Assistant Vice President

Laura A. Bowmar
Assistant Secretary

Sally Cornwell
Assistant Secretary

Virginia W. Peters
Assistant Secretary

DIRECTORS: JAMES RIVER BANK
Bruce B. Gray, Chairman
C. Taylor Everett
Garland Gray, II
Horace R. Gray, III
Dr. Clarence W. Griffin
Wayne M. Harrell
Horace R. Higgins, Jr.
John R. Marks
Glenn T. McCall
Lynne Rabil
Bruce C. Spencer
John W. Terry
Bobby B. Worrell

OFFICERS: JAMES RIVER BANK
Bruce B. Gray
Chairman

Glenn T. McCall
President & CEO

42                                                James River Bankshares, Inc.

JAMES RIVER BANKSHARES

Directors and Officers

Jerry R. Bryant
Senior Vice President / President-Elect

Kathy O. Peebles
Executive Vice President, Cashier
& Operations Officer

O. Leroy Stables, Jr.
Senior Vice President

F. Edward Pearson, II
Vice President

Ida Louise S. West
Vice President

Donna D. Clarke
Assistant Vice President

Doris M. Ellis
Assistant Vice President

C. Thomas Harry
Assistant Vice President

Shirley W. Snyder
Assistant Vice President

Linda C. Buhls
Assistant Cashier

Nagha W. Dunn
Assistant Cashier

Ruth (Cindy) A. Price
Corporate Secretary

DIRECTORS AND OFFICERS
OTHER SUBSIDIARIES

DIRECTORS: JAMES RIVER SUPPORT
Harold U. Blythe, Chairman
Beverly A. Adams
Oliver D. Creekmore
Glenn T. McCall
Tracy J. Nelms
Kathy O. Peebles
Susan H. Simpkins
Benjamin I. Wainwright, Jr.

OFFICERS: JAMES RIVER SUPPORT
Benjamin I. Wainwright, Jr.
President & CEO

Tracy J. Nelms
Executive Vice President & Corporate Secretary

Annual Report 1996                                                      43

JAMES RIVER BANKSHARES
General Information

ANNUAL MEETING
The annual meeting of shareholders will be held at 2:00 p.m. on Thursday, April 24, 1997, at the Holiday Inn Suffolk, 2864 Pruden Boulevard, Suffolk, Virginia.

Executive Office
101 East Washington Street
P.O. Box 410
Suffolk, Virginia 23434

REQUEST FOR INFORMATION
Earleen B. Sylvia, Administrative Assistant
(757) 539-0241

FORM 10-K
A form 10-K Report filed with the Securities and Exchange Commission is available to shareholders without charge upon written request.

STOCK TRANSFER AGENT
First Union National Bank of North Carolina
230 South Tryon Street, 11th floor
Charlotte, North Carolina 28288-1154

STOCK LISTING
The common stock of James River Bankshares, Inc. is traded on the over-the-counter (OTC) Market and is quoted on the National Association of Securities Dealers Automated Quotations (NASDAQ) National Market System under the symbol JRBK.

MARKET PRICE FOR COMMON STOCK
James River was capitalized on June 1, 1995, pursuant to a share exchange between Bank of Suffolk and James River Bank, formerly The Bank of Waverly. James River Bankshares, Inc.'s Common Stock began trading on NASDAQ/NMS on June 7, 1995. The following table sets forth the high and low sales prices of the Common Stock as reported on NASDAQ/NMS for the periods listed. The Common Stock is thinly traded.

        1996                                                 Sales Prices
---------------------------------------------------------------------------------------------------------------------------
                                 HIGH                  LOW                  CLOSING             DIVIDEND
---------------------------------------------------------------------------------------------------------------------------
Fourth Quarter                  21 1/2               19 1/2                 20 1/4                $0.13
Third Quarter                   24 1/4               20 1/4                 21 1/4                $0.13
Second Quarter                  25                   22 3/4                 23 1/2                $0.26
First Quarter                   24 1/4               22 3/4                 24 1/4                $0.00

At December 31, 1996:
                                          COMMON SHARES         52 WEEK          DIVIDEND          DIVIDEND
    52 WEEK RANGE     CLOSING PRICE        OUTSTANDING          VOLUME           PER SHARE       TO AVG. PRICE
---------------------------------------------------------------------------------------------------------------------------
     25 - 19 1/2         20 1/4             2,457,950           160,500            $0.52             2.34%



44                                               James River Bankshares, Inc.