Form 10-K, Exhibit 13
period 1997-12-31
JAMES RIVER BANKSHARES INC
filed 1998-03-30
CIK 935037

James River Bankshares

                                  1997
                             ANNUAL REPORT

Table of Contents

Mission Statement                                                      2

Consolidated Financial Highlights                                      3

Letter to Our Shareholders                                             4

Management's Discussion and Analysis of
Financial Condition and Results of Operations                          8

Five Year Financial Summary                                           14

Report of Independent Auditors                                        15

Consolidated Financial Statements                                     16

Notes to Consolidated Financial Statements                            20

Directors and Officers                                                42

General Information                                                   44

Annual Report 1996


Annual Report 1997                                                      1

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

          o   Quick, efficient responsiveness to requests-
              -decisions within 24 to 48 hours.

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

2                                                 James River Bankshares, Inc.

Consolidated Financial Highlights

                                                                                            Percent
                                                           1997           1996      Change
--------------------------------------------------------------------------------------------
                                                  (Dollars in thousands, except per share data)
Earnings        Net Interest Income                 $    15,539    $    13,795       12.64
                Net Income                                3,805          2,417       57.43

Per Share       Net Income
                   Basic                                 $ 1.04         $ 0.66       57.58
                   Diluted                               $ 1.02         $ 0.65       56.92
                Dividends                                  0.37           0.35        5.71
                Book Value at Period End                  11.00          10.20        7.84

At Year         Loans, Net                           $  260,476      $ 240,913        8.12
End             Securities                               83,025        103,486      (19.77)
                Total Earning Assets                    364,060        351,345        3.62
                Total Assets                            390,076        381,608        2.22
                Total Deposits                          347,573        342,332        1.53
                Shareholders' Equity                     40,384         37,603        7.40

Ratios          Return on Average Assets                   0.99%         0.67%
                Return on Average Equity                   9.82          6.71
                Allowance for Loan Losses to
                 Loans, Net of Unearned Income             1.31          1.30
                Leverage Capital Ratio                     9.68          9.68



        NET INCOME            TOTAL ASSETS           SHAREHOLDER'S EQUITY
       (thousands)             (millions)                 (millions)

     1993    3,449            1993    3,449            1993    3,449
     1994    3,502            1994    3,502            1994    3,502
     1995    3,093            1995    3,093            1995    3,093
     1996    2,417            1996    2,417            1996    2,417
     1997    3,805            1997    3,805            1997    3,805


Annual Report 1997                                                           3

James River Bankshares

To Our Shareholders, Customers and Friends

In many respects, 1997 can be viewed as a pivotal time in the brief history of James River Bankshares as well as in the financial services sector of the Virginia economy. For James River, which was formed on June 1, 1995, 1997 stands out as a year in which initiatives implemented in our first two years as a bank holding company began to have a noticeable effect on the company's earnings. Still in what can be considered as James River's formative stages, the company posted its highest earnings to date and improved levels of profitability. Based upon the earnings increase, the board of directors raised the December quarterly dividend 11% to $.10 per share, or $.40 per share on an annualized basis.

   Net income in 1997 rose 57% to $3.805 million from $2.417 million in 1996. Excluding non-recurring expenses recorded in 1996 for FDIC assessments on the company's thrift deposits and certain merger related expenses, net income improved 11% in 1997. Diluted net income per share showed a similar improvement increasing to $1.02 in 1997 from $.65 in 1996.

   Profitability ratios were stronger in 1997 also. The return on average assets increased to .99% in 1997 from .67% in 1996. The company's return on average shareholders' equity advanced to 9.82% in 1997 from 6.71% in 1996. While these ratios remain below our target levels, we were pleased with the progress in 1997 and are dedicated to continued improvement.

   Higher net income and profitability ratios in 1997 resulted in part from a 14% increase in average loans, which led to a 13% increase in net interest income. The increased loan volume also was reflected in the net interest margin, which rose in 1997 to 4.50% from 4.28% in 1996. In addition, non-interest income, which increased 15% in 1997, contributed to the 1997 earnings increase.

                                                    G. P. Jackson
                                                      Chairman


   While loan growth was strong in 1997, overall asset growth was modest. Total assets at year-end 1997 were $390 million compared with $382 million one year earlier. Loan growth was funded largely by maturing investment securities as deposits increased only $5 million in 1997 to $348 million at year-end. Two factors contributed to the lack of deposit growth in 1997. First, our banking affiliates, purposely, were less aggressive in pricing deposits, focusing instead on the net interest margin. Second, the securities markets attracted some funds that otherwise would have been invested in deposits. With interest rates falling in the early stages of 1998, we will renew our efforts to build the deposit base consistent with our net interest margin objectives.

INDUSTRY CONSOLIDATION

   The news in financial services in 1997 was the continuing industry consolidation story but at a much accelerated pace. Three major Virginia bank holding companies, several of Virginia's largest remaining thrifts, two Virginia-based brokerage firms, and a large insurance agency either announced or completed plans to be

4                                             James River Bankshares, Inc.

acquired by out-of-state financial institutions. These acquisitions will have far reaching effects on the competitive structure of financial services in Virginia.

   For James River and the community banks it operates, we recognize the financial clout the larger financial institutions bring to our markets. We also recognize an opportunity to grow and expand our market niche of community banking. As the larger banks close branches and eliminate familiar bank personnel, we will aim to attract customers who become disenchanted with the changes occurring at their present banks.

LEADERSHIP CHANGES
   Of interest to our shareholders are certain leadership changes that have occurred at James River. Following the annual shareholders meeting last April, G. P. Jackson was elected Chairman of the Board. He succeeded Senator Elmon T. Gray who continues to chair the Executive Committee of the Board. Bruce B. Gray was elected Vice Chairman of the Board.
   Mr. Jackson was the founder of Bank of Suffolk and has been associated with James River and one of its subsidiary banks for over 30 years. We are fortunate to have the leadership of these three outstanding individuals, Mr. Jackson, Senator Gray, and Bruce Gray.
   As was mutually agreed in the earliest formation of James River's Board of Directors, E. V. Stephenson, Jr. will not stand for re-election to James River's Board of Directors. He has served this Board faithfully since the formation of James River and continues to serve on Bank of Suffolk's Board of Directors of which he has been a member since 1973. We acknowledge with gratitude his many contributions to James River and are pleased that he will continue his association on Bank of Suffolk's Board. Horace R. Higgins, Jr. has been nominated to serve as a director of James River and is owner of Higgins Trucking Company in Waverly, Virginia.
   James River also made changes to its executive management team. Robert E. Spencer, Jr., who was President and CEO of Bank of Isle of Wight, was named by the Board as Senior Vice President of James River and is responsible for bank investments and asset/liability management. He also chairs James River's loan committee and oversees human resources. His former position at Bank of Isle of Wight was filled by Oliver D. Creekmore who has been with that subsidiary for more than eight years.
   In addition, Donald W. Fulton, Jr. joined James River's executive management team in January 1998 as Senior Vice President and CFO. He succeeds Glenn T. McCall who will retire April 30, 1998. Mr. Fulton brings to James River nearly 30 years of banking experience with an extensive background in financial reporting, mergers and acquisitions, and investor relations. We welcome Mr. Fulton and believe that with his experience and expertise, he will be an outstanding member of the management team.

                                                     Harold U. Blythe
                                                      President & CEO

Annual Report 1997                                                     5

James River Bankshares

   Rendering of future James River Bankshares Administrative Building

   Mr. McCall was one of the organizers of James River Bankshares and has been an outstanding banker for more than 30 years. At the inception of James River, he served as both President and CEO of James River Bank and CFO of James River Bankshares. He also has served the Company as a member of its Board of Directors. Mr. McCall had announced his retirement as of December 31, 1997, but agreed to stay until April 30, 1998 at management's request. Mr. McCall has been unselfish, committed, and an outstanding member of the holding company management team. While he will be missed, we wish for him a long, healthy, and happy retirement.

   Also, John G. Sebrell joined James River in 1997 as President and CEO of Bank of Suffolk. He has more than 25 years of banking experience and brings special expertise in commercial lending and loan administration.


CORPORATE STRUCTURE
   In addition to leadership changes, we will modify our organizational structure in 1998. Applications have been filed with regulatory authorities to convert First Colonial Bank's charter to a state member bank charter from a federal thrift charter. The change is expected to open new commercial banking opportunities for First Colonial. It also will provide management efficiencies with respect to regulatory reporting and compliance. In conjunction with the charter conversion, two finance subsidiaries of First Colonial will become wholly owned subsidiaries of James River. These companies are involved in consumer finance and home equity lending.

BUILDING PLANS
   Another change on the horizon for James River is the construction of a new administrative office building. The building will be shared by James River and Bank of Suffolk and will be located adjacent to the bank's Oak Ridge office. The new facility will house executive and support functions for both the holding company and the bank. We look forward to the building's completion, as it will alleviate crowded working conditions and will allow us to implement plans to improve productivity and operational efficiency.

YEAR 2000 PROGRESS REPORT
   There is a tremendous amount of information in the press these days regarding the attention of the public sector and private sector with the need to adapt computer systems for the pending year 2000. We are pleased to report to you, our shareholders, that James River is well on its way to completing the necessary research for our systems and to begin the appropriate testing to be sure that we are in full compliance and ready for the year 2000. At this stage, all of our research indicates that our costs for meeting the year 2000 requirements should be relatively insignificant, primarily because our computer and network

6                                                James River Bankshares, Inc.

systems were established in 1996 and were year 2000 compliant at the time of installation.

LEGISLATIVE MATTERS
   There are a number of legislative issues currently under consideration by Congress that will continue to alter the face of banking as we currently know it. However, none threaten community banks more than the pending legislation that would allow credit unions to expand beyond their common bond membership restrictions, which recently were validated by the United States Supreme Court. If the strategy of larger credit unions is allowed to continue unchallenged, then many credit unions effectively will become banks, but without any obligation to pay taxes or to have the regulatory over sight that now exists in our banking industry.
   Those credit unions that adhere to the common bond membership should be allowed to continue to serve their members as they have always done, but those that want to be "bank-like" should be willing to play on the same playing field with banks - that is, they should be appropriately regulated and should pay their fair share of income taxes. We ask our shareholders to help James River by contacting your congressman on this issue.

IN CLOSING
   We are very optimistic and excited about 1998 and the opportunities that we believe exist for James River. We expect to continue our strategy to become a full service financial company and, where possible, to make appropriate acquisitions to this end. We do expect more consolidation within the Virginia banking industry and will be aggressively seeking strategic acquisition partners.
   Your board of directors and senior management of James River and its subsidiaries will be finalizing a three year strategic plan in the first quarter of 1998. With appropriate goal setting and strategies for obtaining such goals, we are committed to make every effort to position James River among the highest performing bank holding companies in the state.
   In closing, we wish to acknowledge and express our deepest appreciation to the many wonderful customers who truly have made our progress and success possible. Without each one of them, there would be no James River Bankshares.

   Moreover, it is incumbent to recognize and express our appreciation to each of our employees who everyday serve our customers, help build our respective communities, and truly are James River Bankshares. Hand in hand with our employees are our subsidiary and Bankshares directors who, all together, are responsible for our 1997 success.
   We sincerely hope that you, our shareholders, are pleased with 1997's progress. We are very optimistic about 1998, and with your continued patience, your business, and your support, we will continue to steer a steady, successful course.


                                                       G. P. Jackson
                                                         Chairman

                                                     Harold U. Blythe
                                                   President and C.E.O.

Annual Report 1997                                                           7

James River Bankshares

        RETURN ON                 RETURN ON              DILUTED EARNINGS
      AVERAGE ASSETS            AVERAGE EQUITY               PER SHARE
        (percent)                  (percent)                 (dollars)
       1993    1.22               1993   13.09              1993    1.04
       1994    1.19               1994   11.15              1994    1.00
       1995    1.01               1995    8.97              1995    0.84
       1996     .67               1996    6.71              1996    0.65
       1997     .99               1997    9.82              1997    1.02




Management's Discussion & Analysis of
Financial Condition & Results of Operations

   The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of James River Bankshares, Inc. (James River or the Company) and its subsidiaries for the periods presented. In addition to historical information, the following discussion, as well as certain information appearing elsewhere in this report, contains forward looking statements that are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those anticipated in these forward looking statements. These forward looking statements include, but are not limited to, statements regarding management's goals to improve interest rate margins, increase the loan portfolio, make strategic acquisitions, minimize Year 2000 compliance costs, and other future expectations. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof.
   In the first quarter of 1996, James River and its subsidiaries consummated several significant transactions. First, in two separate transactions that both closed February 29, 1996, James River acquired Bank of Isle of Wight, a Virginia state chartered bank in Smithfield, Virginia ("BIW"), and First Colonial Bank, FSB, a federal savings bank in Hopewell, Virginia ("FCB"). In the aggregate, these two transactions more than doubled James River's total assets and net loans. The transactions were accounted for using the pooling of interests method of accounting and all financial information has been restated accordingly. The financial results of James River for the year ended December 31, 1995 contain an adjustment to conform FCB's fiscal year-end of June 30 to James River's fiscal year-end of December 31. See Note 12 to Consolidated Financial Statements for a complete description of this adjustment. In addition, James River Bank ("JRB"), one of the Company's banking subsidiaries, consummated the acquisition of three branch banking offices in the first quarter of 1996. JRB assumed aggregate deposit liabilities of approximately $34,360,000 in connection with these branch acquisitions.

EARNINGS PERFORMANCE

   James River's net income was $3,805,000 in 1997, a 57.4% increase from consolidated 1996 net income of $2,417,000. The increase was partially attributable to several non-recurring factors. During 1996, James River incurred $530,000 of organizational expenses in connection with the acquisitions of BIW and FCB. FCB also incurred a one time Federal Deposit Insurance Corporation ("FDIC") assessment of $479,000 after taxes. In addition, expenses were incurred with the opening of two new de novo branches in Hopewell and Suffolk, and the purchase of three branches in Franklin and Courtland, Virginia. James River also formed and funded James River Support ("JRS"), a non-bank subsidiary, to provide data processing services for the Company's bank subsidiaries. Three of the four bank subsidiaries were converted in 1996 to the new system, creating current expenses for future cost savings. Excluding these non-recurring items, net income still improved 11.1% in 1997 compared to 1996. Net income decreased 21.9%, or $677,000, in 1996 from the $3,093,000 earned in 1995, largely as a result of the non-recurring expenses incurred in 1996 as discussed above.
   Diluted net income per share equaled $1.02 in 1997 compared to $.65 in 1996 and $.84 in 1995. The return on average assets was .99% in 1997, compared to
 .67% and 1.01% in 1996 and 1995, respectively. Return on average equity was 9.82%, 6.71%, and 8.97% in 1997, 1996, and 1995, respectively. Cash dividends declared were $0.37, $0.35, and $0.29 and represented 36.1%, 52.8%, and 33.4% of earnings for each of the respective years.

8                                                 James River Bankshares, Inc.

Management's Discussion & Analysis of
Financial Condition & Results of Operations


NET INTEREST INCOME
   During 1997, James River's loan portfolio increased $19,844,000 or 8.1%, producing additional interest income of $3,023,000. Investments decreased $20,460,000 with decreased income of $667,000. Total interest income increased 8.7% to $29,736,000 from $27,355,000 in 1996. Interest expense increased $637,000, or 4.7%, to $14,197,000 in 1997 from $13,560,000 in 1996. The tax equivalent yield on average earning assets increased 17 basis points to 8.45%, while the cost of funds decreased 5 basis points to 4.67%. As a result, the net interest margin increased to 4.50% in 1997 from 4.28% in 1996. Net interest income was $15,539,000 in 1997, 12.6% greater than the $13,795,000 reported in 1996. Average earning assets increased 6.2% to $359,263,000 in 1997 from $338,240,000 in 1996. In 1998, management will strive to improve interest rate margins by increasing loans and lowering the cost of funds.
   Net interest income was $13,795,000 in 1996, 18.3% greater than the $11,660,000 reported in 1995. Interest income increased 20.0% in 1996 from the $22,797,000 earned in 1995. For the same period, interest expense increased $2,423,000, or 21.8%, to $13,560,000. This increase in net interest income was attributable primarily to an increase in total interest earning assets, which, on average, increased $47,840,000, or 16.5% to $338,240,000 from $290,400,000 in
1995. The average balance of securities increased $12,573,000 or 14.1% to $101,888,000, while the average balance of higher yielding loans gained 19.0% to $228,009,000. In 1996, the average yield on interest earning assets increased 25 basis points to 8.28% from 8.03% in 1995. The net interest margin increased from 4.20% in 1995 to 4.28% in 1996.

NON-INTEREST INCOME
   In 1997, non-interest income was $1,756,000, an increase of $232,000, or 15.3% higher than the 1996 amount. The increase was attributable primarily to an increase in other customer charges and fees. Also, income on the sale of securities available-for-sale increased $59,000 to a gain of $100,000 in 1997 compared to $41,000 in 1996. James River disposed of such investments in 1997 to meet the demand for higher yielding loans.
   In the year ended December 31, 1996, non-interest income was $1,524,000, increasing 22.9% from $1,240,000 in 1995. This increase was attributable primarily to an increase in other customer charges and fees, and a decrease in other income. Also, gains on investments increased $172,000 from a loss of $131,000 in 1995 to a gain of $41,000 in 1996.
NON-INTEREST EXPENSE
   Non-interest expense increased $54,000, or 0.5%, to $11,557,000 in 1997 from $11,503,000 in 1996. Personnel expense increased $977,000, or 18.6%, in 1997.
This increase was partially offset by an 89.1%, or $916,000, reduction in deposit insurance premiums in 1997 due to the one time assessment on FCB in 1996. Also affecting the non-interest expense comparison between 1997 and 1996 were previously noted merger related expenses in 1996 of $530,000.
   Non-interest expense increased $3,184,000, or 38.3%, in 1996 to $11,503,000 from $8,319,000 in 1995. Expenses for the acquisitions of BIW and FCB and the one time assessment on FCB accounted for 40.3%, or $1,283,000, of this increase. The increase in occupancy and equipment expense of $264,000, or 23.6%, was due primarily to additional depreciation, renovations and additions, and new equipment, including JRS. In the acquisitions by JRB on March 23, 1996, the Company acquired the land, buildings, equipment, furniture and fixtures, and assumed the deposits of three branches. The Company paid a premium for the branches' deposits of $2,817,000, which is being amortized over 15 years.


   NET INTEREST MARGIN        NET LOANS                   DEPOSITS
        (percent)             (millions)                 (millions)
    1993      3.96         1993      158.1            1993      257.6
    1994      4.08         1994      175.0            1994      270.9
    1995      4.20         1995      206.5            1995      287.4
    1996      4.28         1996      240.9            1996      342.3
    1997      4.50         1997      260.5            1997      347.6

Annual Report 1997                                                       9

James River Bankshares

    LOAN TO DEPOSIT                                    RESERVES AS PERCENT
         RATIO                   SECURITIES                  OF LOANS
       (percent)                 (millions)
     1993   62.24              1993    102.5               1993     1.41
     1994   65.59              1994     97.0               1994     1.51
     1995   72.87              1995     86.0               1995     1.38
     1996   71.30              1996    103.5               1996     1.30
     1997   75.94              1997     83.0               1997     1.31

Management's Discussion & Analysis of
Financial Condition & Results of Operations

INCOME TAXES
   Income tax expense in 1997 was $1,494,000, or 64.5% more than the $909,000 in 1996. The increase was related primarily to the increase in income from 1996 to 1997. Income tax expense in 1996 was 20.7% less than 1995. This reduction can be traced to the reduction of income from 1995 to 1996. These amounts correspond to an effective tax rate of 28.2%, 27.3% and 27.0%, respectively, for the three years ended December 31, 1997, 1996, and 1995. BALANCE SHEET ANALYSIS
   James River's total assets grew $8,469,000 to $390,076,000 at December 31, 1997, from $381,608,000 at December 31, 1996, an increase of 2.2%. Total average assets increased 6.9% in 1997 to $385,833,000 from $361,048,000 in 1996.

LOANS
   Loans, net of unearned income, at year-end totaled $263,223,000, an increase of 8.3% over 1996. The largest increase was in commercial real estate lending which rose $29,916,000 while commercial lending increased $10,824,000, or 45.7%. The ratio of loans-to-deposits at year-end 1997 was 75.9%, compared to 71.3% at year-end 1996. While striving to expand the Company's loan portfolio, management intends to maintain high standards in underwriting new loans.
INVESTMENTS
   In 1997, the investment securities portfolio decreased 19.8%, or $20,460,000, partially as a result of loan growth exceeding deposit growth by $14,602,000. At year-end 1997, the carrying value of the investment portfolio totaled $83,025,000, and 84.0% of all securities were rated "A" or better or were issued by the U.S. Government or its agencies. The portfolio had an average taxable equivalent yield of 6.77% in 1997, a decrease of 3 basis points from the average taxable equivalent yield of 6.80% in 1996.
DEPOSITS
   Total deposits increased $5,241,000 to $347,573,000 at year-end 1997. Average deposits were 6.9% higher in 1997 at $343,210,000 compared with $321,037,000 in 1996. In an attempt to improve the Company's net interest margin and, consequently, its profitability, deposits were priced less aggressively in 1997. In addition, the Company continued to experience the effects of funds being invested by consumers in the securities market rather than in deposits, a trend that may continue depending on the performance of the securities market.

SHAREHOLDERS' EQUITY
AND CAPITAL REQUIREMENTS
   Shareholders' equity at year-end 1997 was $40,384,000 compared to $37,603,000 at year-end 1996. See "Note 8 to Consolidated Financial Statements." Since 1993, Statement of Financial Accounting Standards ("SFAS") No. 115 requires an adjustment to capital for financial reporting purposes equal to the increase or decrease, net of the tax effect, in the market value of the securities available-for-sale portfolio. As of year-end 1997, this adjustment increased capital $786,000. The Tier 1 risk-based capital ratio was 14.71% in 1997 compared to 16.05% in 1996. Generally, Tier 1 risk-based capital is the ratio of Tier 1 capital to risk-weighted assets. Tier 1 capital is total shareholders' equity, exclusive of unrealized gains or losses on investment securities available-for-sale and period end intangible assets. At year-end 1997 and 1996, the leverage capital ratio was 9.68%. Leverage capital is the ratio of Tier 1 capital to average assets, net of period end intangible assets. At December 31, 1997, the Company's equity to asset ratio was 10.35%.
   In 1997 and 1996, cash dividends were $1,372,000 and $1,275,000, respectively.

ASSET QUALITY
LOAN MONITORING
   James River strives to continually maintain excellent asset quality.
Management

10                                         James River Bankshares, Inc.

Management's Discussion & Analysis of
Financial Condition & Results of Operations


places great emphasis on strong credit underwriting and monitoring the loan portfolio's repayment performance. Aggressive efforts are made in collecting problem loans. Non-performing loans were 0.34% of total loans at year-end 1997 compared to 0.12% at year-end 1996 and 0.36% at year-end 1995. At December 31, 1997, 50.4% of the Company's loan portfolio consisted of residential real estate mortgages.
ALLOWANCE FOR LOAN LOSSES
   Net loans charged off in 1997 were $158,000 as compared to $206,000 in 1996. The ratio of net loans charged off to average loans was 0.06%, 0.09% and 0.06% in 1997, 1996 and 1995, respectively. To maintain an adequate allowance for loan losses, a provision of $439,000 was charged to expense in 1997. In 1996, a provision of $491,000 was made, an increase of $150,000 over the 1995 provision. At year-end 1997, the allowance for loan losses was $3,457,000, or 1.31% of total loans. The allowance at the end of 1996 represented 1.30% of total loans.

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

LIQUIDITY & MARKET RISK
   At year-end, federal funds and investments maturing within one year amounted to $23,771,000 or 6.8% of deposits. In addition, 43.6%, or $36,180,000, of investment securities mature in the 1-5 year range. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, including borrowings from the Federal Reserve Bank and the Federal Home Loan Bank, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. The Company has no long term debt.

   Market risk relates broadly to economic losses due to adverse changes in the fair value of market sensitive instruments. It includes risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that affect market sensitive instruments. As a community-based financial institution, substantially all of the Company's market risk pertains to changes in interest rates. The Company currently uses traditional asset/liability management techniques to manage interest rate risk by measuring its asset/liability gap - that is, the difference between the cash flow amounts of interest-sensitive assets and liabilities that will be refinanced (or repriced) during a given period.
   At December 31, 1997, James River had $59,053,000 more in liabilities than assets that reprice within three months or less and was, therefore, in a liability-sensitive position. In a period of rising rates, this position could adversely affect the Company's earnings. To reduce the impact of shifts in prevailing interest rates, $110,625,000 of the loan portfolio has a repricing frequency of less than one year. Moreover, as of December 31, 1997, James River's subsidiaries held $71,952,000 of its investment portfolio as "Available-for-Sale," which could be sold quickly to meet any special funding needs or in response to interest rate changes. In addition, management could decide to match repricing periods for new assets and liabilities - for example, by shortening terms of new loans or investments.

             NON-PERFORMING                      NET CHARGED-OFF
           LOANS / TOTAL LOANS                  LOANS TO AVERAGE
               (percent)                             LOANS
                                                   (percent)
             1993     1.41                       1993     0.10
             1994     0.91                       1994     0.09
             1995     0.36                       1995     0.06
             1996     0.12                       1996     0.09
             1997     0.34                       1997     0.06

Annual Report 1997                                                         11

James River Bankshares

Management's Discussion & Analysis of
Financial Condition & Results of Operations


   Another way to measure interest rate sensitivity is to analyze the potential gain or loss in future fair values of interest rate sensitive instruments. The Company's analysis assumes a hypothetical 200 basis point instantaneous and parallel shift in the yield curve in interest rates. A present value computation is used in determining the effect of the hypothetical interest rate changes on the fair value of its interest rate sensitive instruments as of December 31, 1997. Computations of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposit decay. They should not be relied upon as indicative of actual results. Further, the computations do not contemplate certain actions management could undertake in response to changes in interest rates, which are discussed more fully in the preceding paragraph. Certain shortcomings are inherent in this method of analysis. If market conditions vary from assumptions used in the calculation of present value, actual values may differ from amounts disclosed. However, if a hypothetical, parallel and instantaneous 200 basis point increase and decrease were experienced, net fair values of interest sensitive instruments would be decreased by $3,857,000 and increased by $2,040,000, respectively.
   The standard algebraic formula for calculating present value is utilized.
The calculation discounts the future cash flows of the Company's portfolio of interest rate sensitive instruments to present value utilizing techniques designed to approximate current market rates for securities, current offering rates for loans, and the cost of alternative funding for the given maturity of deposits, and then assumes a 200 basis point instantaneous and parallel shift in these rates. The difference between these numbers represents the resulting hypothetical change in the fair value of interest rate sensitive instruments.
   Other significant assumptions used in the calculation include: (1) no growth in volume (i.e., replacement of maturities in like instruments, with no change in balance sheet mix); (2) constant market interest rates reflecting the average rate from the last month of the given quarter; and (3) pricing spreads to market rates derived from an historical analysis, or from assumptions by instrument type.
   The Company is not engaged in investment strategies involving derivative financial instruments. Asset and liability management is conducted without the use of forward-based contracts, options, swap agreements, or other synthetic financial instruments.

BUSINESS COMBINATIONS
   The Company acquired FCB and BIW in two separate transactions on March 1, 1996. A total of 914,941 shares of James River Common Stock were issued to former shareholders of FCB and BIW in the transactions. At March 1, 1996, FCB had total assets of approximately $136,831,000 and shareholders' equity of approximately $8,298,000. At March 1, 1996, BIW had total assets of approximately $33,442,000 and shareholders' equity of approximately $3,275,000.
   Both transactions were accounted for using the pooling of interests method of accounting and are more fully explained in the Notes to Consolidated Financial Statements.

ACCOUNTING RULE CHANGES
   During June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This pronouncement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 is effective for financial statement periods

12                                                James River Bankshares, Inc.

Management's Discussion & Analysis of
Financial Condition & Results of Operations

beginning after December 15, 1997. As the Company's only known item of comprehensive income is the unrealized appreciation or depreciation on investment securities available-for-sale, management does not expect the application of this pronouncement to have a material impact on the Company's financial statements.
   Additionally during June of 1997, SFAS No. 131, "Disclosures about Segment of an Enterprise and Related Information," was issued. This pronouncement established standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operation segments in annual and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement becomes effective for financial statements for periods beginning after December 31, 1997. Management is currently assessing the impact of this statement on the Company's future disclosures.
   In February 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" was issued. It revises disclosures regarding pension and other post retirement benefits and standardizes certain disclosure requirements regarding these items. This Statement is effective for fiscal years beginning after December 31, 1997. Management will asses the impact, if any, of this Statement on the Company's future disclosures.
YEAR 2000 PROJECT
   James River and its subsidiaries have undertaken a variety of measures to ensure that hardware and software systems will be century date compliant.
James River has established a project plan, completed a hardware and software inventory, and developed a preliminary impact assessment. James River has initiated contacts with vendors for specific product compliance confirmation. The Company also has outlined a plan for testing each system. Testing of primary software applications will be conducted in conjunction with regularly scheduled testing and is not expected to result in material additional costs. The testing phase is expected to be completed by year-end 1998. In addition to efforts to ensure readiness of internal systems, the Company's bank subsidiaries have informed all retail and commercial customers of the need to address the Year 2000 issue. In 1997, the Company's plan and its progress in implementing that plan were reviewed by the Federal Reserve in its regular examination process. Based upon the results of the preliminary impact assessment and information provided by vendors, management believes that its plan for determining century date compliance is adequate and that the Company will not incur significant incremental costs to achieve compliance.

Annual Report 1997                                                          13

Five Year Financial Summary

---------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                     1997             1996              1995              1994              1993
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA                                      (Dollars in thousands, except per share data)
   Interest Income                        $  29,736        $  27,355         $  22,797         $  20,605        $  20,692
   Interest Expense                          14,197           13,560            11,137             9,714           10,157
---------------------------------------------------------------------------------------------------------------------------
   Net Interest Income                       15,539           13,795            11,660            10,891           10,535
   Provision for Loan Losses                    439              491               342               593              593
---------------------------------------------------------------------------------------------------------------------------
   Net Interest Income after
     Provision for Loan Losses               15,100           13,304            11,318            10,298            9,942
   Non-Interest Income                        1,756            1,524             1,240             1,808            2,088
   Non-Interest Expense                      11,557           11,503             8,319             7,538            7,202
---------------------------------------------------------------------------------------------------------------------------
   Income Before Income Taxes                 5,299            3,325             4,239             4,568            4,828
   Income Taxes                               1,494              908             1,146             1,066            1,379
---------------------------------------------------------------------------------------------------------------------------
   Net Income                             $   3,805         $  2,417         $   3,093         $   3,502        $   3,449
===========================================================================================================================
PER SHARE DATA*
   Net Income - Basic                     $    1.04         $   0.66         $    0.85         $    1.01        $    1.05
   Net Income - Diluted                        1.02             0.65              0.84              1.00             1.04
   Cash Dividends                              0.37             0.35              0.29              0.25             0.19
   Book Value at Period End                   11.00            10.20             10.04              9.02             8.41
   Tangible Book Value at Period End          10.78             9.45             10.00              8.97             8.35
BALANCE SHEET DATA
   Total Assets                           $ 390,076        $ 381,608         $ 326,280         $ 306,148        $ 291,168
   Loans, Net                               260,476          240,913           206,516           174,983          158,087
   Securities                                83,025          103,486            85,974            97,003          102,505
   Deposits                                 347,573          342,332           287,364           270,906          257,632
   Shareholders' Equity                      40,384           37,603            36,885            32,473           27,816
PERFORMANCE RATIOS
   Return on Average Assets                    0.99%            0.67%             1.01%             1.19%            1.22%
   Return on Average Shareholders'
     Equity                                    9.82             6.71              8.97             11.15            13.09
   Efficiency Ratio                           67.18            77.79             65.56             63.04            56.43
   Net lnterest Margin                         4.50             4.28              4.20              4.08             3.96
CREDIT QUALITY RATIOS
   Allowance for Loan Losses to
     Non-Performing Loans                    385.40%        1,091.41%            388.05%          165.60%            99.91%
   Allowance for Loan Losses to
     Non-Performing Assets                   235.17           687.45             385.98           126.87             79.20
   Allowance for Loan Losses to
     Year-End Loans, Net of
     Unearned Income                           1.31             1.30               1.38             1.51              1.41
   Net Charged-off Loans to Average
     Loans, Net of Unearned Income             0.06             0.09               0.06             0.09              0.10
CAPITAL AND LIQUIDITY RATIOS
   Leverage                                    9.68%            9.68%             11.78%           11.38%             9.55%
   Risk Based:
     Tier 1 Capital                           14.71            16.05              22.17            20.12             18.57
     Total Capital                            15.96            17.30              23.42            21.73             20.09
   Average Loans to
     Average Deposits                         75.43            71.02              71.48            65.20             68.33
   Average Shares Outstanding*
     Basic                                3,675,201        3,676,034          3,656,148        3,477,177         3,295,858
     Diluted                              3,733,214        3,737,057          3,702,564        3,488,631         3,307,326
===========================================================================================================================

* Restated to reflect three-for-two stock split in the form of a stock dividend in November 1997.

14                                                James River Bankshares, Inc.

Report of Independent Auditors

The Board of Directors and Shareholders
James River Bankshares, Inc.
Suffolk, Virginia



   We have audited the accompanying consolidated balance sheets of James River Bankshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James River Bankshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.



GOODMAN&COMPANY, L.L.P.

Certified Public Accountants


5 Holly Hill Drive
Petersburg, Virginia 23805
January 30, 1998

Annual Report 1997                                                      15

James River Bankshares


Consolidated Balance Sheets

December 31,                                                                                1997                 1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and due from banks                                                                 $  14,086,456        $  16,674,875
Interest bearing deposits with banks                                                        2,720,281              444,131
Federal funds sold                                                                         14,382,000            3,327,000
Securities available-for-sale, at fair value                                               71,951,880           91,268,494
Securities held-to-maturity, at amortized cost (fair value
     approximates $11,243,581 and $12,243,155 at
     December 31, 1997 and 1996)                                                           11,073,617           12,217,079
Loans, net of allowance for loan losses                                                   259,686,964          239,720,940
Loans held for sale, net                                                                      789,111            1,192,000
Accrued interest receivable                                                                 2,938,980            3,124,150
Premises and equipment, net                                                                 7,480,182            8,323,595
Intangible assets, net                                                                      2,503,588            2,750,200
Other assets                                                                                2,463,219            2,565,133
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 390,076,278        $ 381,607,597
===========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
     Deposits:
     Non-interest bearing                                                               $  46,489,705        $  42,798,620
     Interest bearing                                                                     301,083,581          299,533,313
---------------------------------------------------------------------------------------------------------------------------
       Total deposits                                                                     347,573,286          342,331,933
     Accrued interest payable                                                                 752,394              612,390
     Other liabilities                                                                      1,366,895            1,060,597
---------------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                  349,692,575          344,004,920
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
     Common stock, $5 par value per share (10,000,000
        shares authorized; 3,672,557 and 2,457,950 shares
          issued and outstanding at December 31, 1997 and
       1996, respectively)                                                                 18,362,785           12,289,750
     Additional paid-in-capital                                                             3,572,082            3,520,938
     Retained earnings                                                                     17,662,836           21,629,411
     Net unrealized gain on securities available-for-sale,
       net of income taxes                                                                    786,000              162,578
---------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                          40,383,703           37,602,677
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 390,076,278        $ 381,607,597
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

16                                                 James River Bankshares, Inc.



Consolidated Statements of Income

Years Ended December 31,                                 1997                          1996                        1995
---------------------------------------------------------------------------------------------------------------------------
Interest income
   Loans                                              $ 23,602,043                 $ 20,579,463               $ 16,621,910
   Investment securities:
    Taxable                                              4,413,934                    4,979,874                  4,424,512
    Exempt from federal income taxes                     1,184,014                    1,285,278                  1,270,968
   Federal funds sold and other                            535,840                      510,111                    479,656
---------------------------------------------------------------------------------------------------------------------------
      Total interest income                             29,735,831                   27,354,726                 22,797,046
---------------------------------------------------------------------------------------------------------------------------
Interest expense
   Deposits                                             14,156,685                   13,530,471                 11,090,865
   Federal funds purchased                                  39,897                       29,091                     46,274
---------------------------------------------------------------------------------------------------------------------------
      Total interest expense                            14,196,582                   13,559,562                 11,137,139
---------------------------------------------------------------------------------------------------------------------------

Net interest income                                     15,539,249                   13,795,164                 11,659,907

Provision for loan losses                                  439,475                      491,063                    341,734
---------------------------------------------------------------------------------------------------------------------------

Net interest income after provision for
    loan losses                                         15,099,774                   13,304,101                 11,318,173
---------------------------------------------------------------------------------------------------------------------------

Non-interest income
   Service charges on deposit accounts                   1,099,409                    1,088,562                    807,113
   Other fees and commissions                              353,342                      231,190                     97,523
   Net realized gains (losses) on disposition
    of securities                                           99,742                       40,992                   (130,977)
   Other income                                            203,989                      163,292                    466,038
---------------------------------------------------------------------------------------------------------------------------
      Total non-interest income                          1,756,482                    1,524,036                  1,239,697
---------------------------------------------------------------------------------------------------------------------------
Non-interest expense
   Salaries and employee benefits                        6,231,741                    5,254,257                  4,306,590
   Occupancy expense                                       756,299                      704,114                    555,075
   Equipment                                               931,750                      680,257                    564,857
   Other expense                                         3,636,938                    4,864,226                  2,892,217
---------------------------------------------------------------------------------------------------------------------------
      Total non-interest expense                        11,556,728                   11,502,854                  8,318,739
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes                               5,299,528                    3,325,283                  4,239,131

Provision for income taxes                               1,494,386                      908,500                  1,145,588
---------------------------------------------------------------------------------------------------------------------------

Net income                                            $  3,805,142                 $  2,416,783               $  3,093,543
===========================================================================================================================

Net income per common share
   Basic                                              $       1.04                 $       0.66               $       0.85
   Diluted                                            $       1.02                 $       0.65               $       0.84
===========================================================================================================================

Weighted average number of shares
   outstanding during the year
   Basic                                                 3,675,201                    3,676,034                  3,656,148
   Diluted                                               3,733,214                    3,737,057                  3,702,564
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 1997                                                          17

James River Bankshares

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 1997, 1996 and 1995


                                                                                                UNREALIZED
                                                                                              GAIN (LOSS) ON
                                       SHARES OF                                                SECURITIES
                                        COMMON      COMMON        ADDITIONAL        RETAINED    AVAILABLE-
                                         STOCK       STOCK      PAID-IN-CAPITAL     EARNINGS     FOR-SALE         TOTAL
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1994             2,400,470    $12,002,350   $ 3,289,908    $18,390,680   ($1,210,009)   $32,472,929

Net income                                 -             -              -           3,093,543        -           3,093,543
Common stock issued                        14,484         72,420        29,549        -              -             101,969
Cash dividends declared ($0.29 per
 share)                                    -             -              -          (1,035,307)       -          (1,035,307)
Cash paid in lieu of fractional shares        (87)          (435)       -              (2,994)       -              (3,429)
Stock dividend                             28,408        142,040     127,836         (269,876)       -              -
Transfer of held-to-maturity securities
 to available-for-sale, net of taxes       -             -              -             -             421,874        421,874
Change in unrealized gain (loss)
 on securities available-for-sale,
 net of taxes                              -             -              -             -           1,468,600      1,468,600
Adjustments to conform fiscal year          5,418         27,090        -             310,694        26,876        364,660
---------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1995             2,448,693     12,243,465     3,447,293     20,486,740       707,341     36,884,839

Net income                                 -             -              -           2,416,783        -           2,416,783
Common stock issued                         9,257        46,285         73,645          1,332        -             121,262
Cash dividends declared ($0.35 per
 share)                                    -             -              -          (1,275,444)      -           (1,275,444)
Transfer of held-to-maturity securities
 to available-for-sale, net of taxes,
 in conjunction with business
 combinations                              -             -              -             -             (99,169)       (99,169)
Change in unrealized gain (loss)
 on securities available-for-sale,
 net of taxes                              -             -              -             -            (445,594)      (445,594)
---------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1996             2,457,950     12,289,750     3,520,938     21,629,411       162,578     37,602,677

Net income                                 -             -              -           3,805,142        -           3,805,142
Common stock issued                         1,699          8,495        27,391        -              -              35,886
ESOP Termination                          (18,352)       (91,760)       -            (281,702)       -            (373,462)
Stock options exercised                     7,783         38,915        26,470        -              -              65,385
Cash paid in lieu of fractional
 shares                                      (209)        (1,045)       (2,717)       -              -              (3,762)
Cash dividends declared ($0.37 per
 share)                                    -             -              -          (1,371,585)       -          (1,371,585)
Stock split effected in the form
 of a stock dividend                    1,223,686      6,118,430        -          (6,118,430)       -               -
Change in unrealized gain (loss)
 on securities available-for-sale,
 net of taxes                              -             -              -             -             623,422        623,422
---------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1997             3,672,557    $18,362,785    $3,572,082    $17,662,836      $786,000    $40,383,703
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

18                                                James River Bankshares, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31,                                                1997                  1996                 1995
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
     Net income                                                    $  3,805,142          $  2,416,783         $  3,093,543
     Adjustments to reconcile to net cash
       provided by operating activities:
         Provision for loan losses                                      439,475               491,063              341,734
         Depreciation and amortization                                1,247,378               856,850              440,846
         (Gain) loss on disposition of securities                       (99,742)              (40,992)             130,977
         Gain on sale of loans                                          (32,133)              (55,968)             (10,849)
         Changes in:
           Loans held for sale                                          435,022               291,000            2,958,009
           Interest receivable                                          185,170              (346,210)             (66,856)
           Other assets                                                  65,374              (989,190)           1,056,269
           Interest payable                                             140,004               193,198               44,701
           Other liabilities                                            306,298              (551,211)            (650,469)
---------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                  6,491,988             2,265,323            7,337,905
---------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
     Proceeds from dispositions of available-
       for-sale securities                                           25,472,858            29,665,826           32,859,800
     Purchase of available-for-sale securities                       (5,135,571)          (49,340,809)         (22,873,608)
     Redemption of held-to-maturity securities                        1,390,754             2,630,617            3,817,120
     Purchase of held-to-maturity securities                           (255,000)           (1,235,000)            (352,735)
     Net increase in loans                                          (20,841,499)          (35,122,887)         (28,026,617)
     Purchase of property and equipment                                (334,614)           (2,475,089)            (266,618)
     Proceeds from sale of property and equipment                       360,000                -                    -
     Net cash and cash equivalents received
       in acquisition of branches                                       -                  30,484,000               -
---------------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) investing activities          656,928           (25,393,342)         (14,842,658)
---------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
     Cash dividends paid                                             (1,371,585)           (1,275,444)          (1,035,307)
     Net increase in deposits                                         5,241,353            20,632,182           10,474,219
     Issuance of stock                                                  101,271               125,814              101,969
     Common stock repurchased                                          (373,462)               -                    -
     Purchase of fractional shares                                       (3,762)               (4,552)              (3,429)
---------------------------------------------------------------------------------------------------------------------------
           Net cash provided by financing activities                  3,593,815            19,478,000            9,537,452
---------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
     cash equivalents                                                10,742,731            (3,650,019)           2,032,699

Adjustment to conform fiscal year of subsidiary                         -                      -                  (709,133)

Cash and cash equivalents - beginning                                20,446,006            24,096,025           22,772,459

Cash and cash equivalents - ending                                $  31,188,737         $  20,446,006        $  24,096,025
===========================================================================================================================

Cash paid during the year for:
     Interest                                                     $  14,056,578         $  13,366,364        $  11,081,571
===========================================================================================================================
     Income taxes                                                 $   1,426,000         $   1,448,594        $     698,302
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 1997                                                           19

James River Bankshares


Notes to Consolidated Financial Statements
December 31, 1997, 1996, and 1995

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   James River Bankshares, Inc. ("the Company") is a Virginia multi-bank holding company headquartered in Suffolk, Virginia that commenced operations June 1, 1995. The Company owns James River Bank, Waverly, Virginia; Bank of Suffolk, Suffolk, Virginia; First Colonial Bank, FSB, Hopewell, Virginia; Bank of Isle of Wight, Smithfield, Virginia (collectively the "Banking Subsidiaries"); and James River Support, Inc., an EDP operation center. The Banking Subsidiaries were merged into the Company in pooling of interests transactions consummated on and subsequent to June 1, 1995, which are more fully explained in subsequent footnotes. There are a total of nineteen banking offices in ten southeastern Virginia towns, counties, and cities. The Company's primary source of revenue is providing loans to customers who are predominantly small and middle-market businesses and individuals.

 PRINCIPLES OF CONSOLIDATION AND BASIS OF
PRESENTATION
   The consolidated financial statements include the accounts of James River Bankshares, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation. The consolidation has been prepared using the pooling of interests method of accounting. All information included in the financial statements has been combined as if the mergers had occurred at the earliest date presented. Certain previously reported amounts have been reclassified to conform to current presentations.

   The consolidated statement of shareholders' equity for the year ended December 31, 1995 includes an adjustment to conform the fiscal year of its subsidiary, First Colonial Bank, FSB to that of the Company and its other subsidiaries. The adjustment to conform fiscal years is disclosed throughout the financial statements where applicable.

CASH AND CASH EQUIVALENTS
   For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions, cash and due from banks, interest bearing deposits with banks, and Federal funds sold.

   The Company is required to maintain reserves with the Federal Reserve Bank. The aggregate daily average reserves required for the final reporting period in the years ended December 31, 1997 and 1996 were $1,153,000 and $605,000, respectively.

INVESTMENT SECURITIES

   Investment securities are classified into three categories: held-to-maturity, available-for-sale and trading. Securities that management has both the intent and ability to hold to maturity are classified as securities held-to-maturity and are carried at cost, adjusted for amortization of premium or accretion of discount using the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, to increase regulatory capital or other similar factors are classified as securities available-for-sale and carried at fair value with any adjustments to fair value, after tax, reported as a separate component of shareholders' equity. The Company has no trading securities. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary, if any, are included in earnings as realized losses.

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

20                                   James River Bankshares, Inc.

Notes to Consolidated Financial Statements


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

   While a loan is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal generally are applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis.

ALLOWANCE FOR LOAN LOSSES

   The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," on January 1, 1995. Under this standard, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based generally on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The adoption of SFAS No. 114 did not result in an additional provision for loan losses.

   The adequacy of the allowance for loan losses is periodically evaluated by the Company in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the allowance is based on a review of the Company's historical loss experience, known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

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

   When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

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

INTANGIBLE ASSETS

   Intangible assets are amortized using accelerated methods over their estimated periods of benefit.

INCOME TAXES

   The Company files a consolidated tax return. The provision for income taxes reflects tax expense

Annual Report 1997                                                      21

James River Bankshares

Notes to Consolidated Financial Statements



incurred as a consolidated group. The expense is allocated among the members of the consolidated group in accordance with an intercompany agreement for tax expense. Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of investment securities, deferred loan fees, allowance for loan losses, accumulated depreciation and deferred compensation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled, and the deferred tax asset or liability created by the difference in market value and carrying value of available-for-sale securities.

EARNINGS PER COMMON SHARE

   The company adopted SFAS No. 128, "Earnings per Share," on December 31, 1997. This Statement establishes standards for computing and presenting earnings per share (EPS). This Statement supersedes standards previously set in APB Opinion No. 15, "Earnings per Share." The Statement requires dual presentation of basic and diluted EPS on the face of the income statement, and it requires a reconciliation of the numerator and denominator of the basic EPS with the numerator and denominator of the diluted EPS computation.

   Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

   This Statement is effective for financial statements issued for periods ending after December 15, 1997. In accordance with the requirements of the Statement, all prior period EPS data has been restated to reflect the change in reporting requirements.

   On September 25, 1997, the Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend, which was distributed on November 7, 1997. Accordingly, the average number of shares outstanding and per share amounts for earnings, dividends declared, and book value have been restated for all periods presented to give effect to the split.

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

22                                              James River Bankshares, Inc.

Notes to Consolidated Financial Statements


NOTE 2 - INVESTMENT SECURITIES

   The carrying amount of securities and their approximate fair values at December 31 were as follows:

                                                                      Gross                  Gross
                                              Amortized             Unrealized               Fair                 Fair
                                                 Cost                  Gains                 Losses               Value
---------------------------------------------------------------------------------------------------------------------------
     Available-for-Sale Securities:

     December 31, 1997
     U.S. Government and
       agency securities                     $ 43,410,040          $    330,159            $  204,962         $ 43,535,237
     State and municipal securities            23,755,529               561,498                17,513           24,299,514
     Other debt securities                      1,110,121                14,274                 -                1,124,395
     Equity securities                          2,488,375               504,359                 -                2,992,734
---------------------------------------------------------------------------------------------------------------------------
                                             $ 70,764,065         $   1,410,290            $  222,475        $  71,951,880
===========================================================================================================================

     December 31, 1996
     U.S. Government and
       agency securities                     $ 62,747,895         $     306,922            $  478,888        $  62,575,929
     State and municipal securities            25,168,287               434,439               126,200           25,476,526
     Other debt securities                      1,162,728                14,582                   125            1,177,185
     Equity securities                          1,953,354                85,500                 -                2,038,854
---------------------------------------------------------------------------------------------------------------------------
                                             $ 91,032,264         $     841,443            $  605,213        $  91,268,494
===========================================================================================================================

     Held-to-Maturity Securities:

     December 31, 1997
     State and municipal securities          $  1,490,000         $      25,640            $    -            $   1,515,640
     Other debt securities                      9,583,617               174,515                30,191            9,727,941
---------------------------------------------------------------------------------------------------------------------------
                                             $ 11,073,617         $     200,155            $   30,191        $  11,243,581
===========================================================================================================================

     December 31, 1996
     State and municipal securities          $  1,235,000         $      18,052            $    -            $   1,253,052
     Other debt securities                     10,982,079                21,694                13,670           10,990,103
---------------------------------------------------------------------------------------------------------------------------
                                             $ 12,217,079         $      39,746            $   13,670        $  12,243,155
===========================================================================================================================

   Equity securities include restricted investments of $1,932,000 and $1,279,600 at December 31, 1997 and 1996, respectively. These securities do not have a readily determinable fair value and lack a market.
Therefore, they are carried at cost and periodically evaluated for impairment.

Annual Report 1997                                                         23

James River Bankshares


Notes to Consolidated Financial Statements

   The scheduled maturities of securities held-to-maturity and securities available-for-sale at December 31, 1997 were as follows:

                                                Securities Held-to-Maturity             Securities Available-for-Sale

                                              Amortized               Fair              Amortized               Fair
Cost Value                                      Cost                  Value
---------------------------------------------------------------------------------------------------------------------------
     Due in one year or less                $     -              $      -               $  9,390,482        $   9,389,488
     Due from one to five years                   645,000               650,645           35,200,962           35,535,052
     Due from five to ten years                   845,000               864,995           21,596,517           21,903,967
     Due after ten years                        9,583,617             9,727,941            2,087,729            2,130,639
     Equity securities                            -                     -                  2,488,375            2,992,734
---------------------------------------------------------------------------------------------------------------------------
                                            $  11,073,617        $   11,243,581         $ 70,764,065        $  71,951,880
===========================================================================================================================

   Investment securities with a carrying amount of approximately
$15,174,000 at December 31, 1997 and $9,914,636 at December 31, 1996
were pledged to secure public deposits.

   Gross realized gains and losses on dispositions of securities available-for-sale were as follows:

     Available-for-Sale                                                 1997                  1996                 1995
---------------------------------------------------------------------------------------------------------------------------
     Gross realized gains                                         $     164,924        $      102,609        $     138,486
     Gross realized losses                                              (65,182)              (61,617)            (298,552)
---------------------------------------------------------------------------------------------------------------------------
        Net realized gain (loss)                                  $      99,742        $       40,992        $    (160,066)
===========================================================================================================================

   Gross realized gains and losses on dispositions of securities held-to-maturity were as follows:

     Held-to-Maturity                                                   1997                  1996                 1995
---------------------------------------------------------------------------------------------------------------------------
     Gross realized gains                                         $      -             $        -            $     30,416
     Gross realized losses                                               -                      -                  (1,327)
---------------------------------------------------------------------------------------------------------------------------
       Net realized gain                                          $      -             $        -            $     29,089
===========================================================================================================================

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

     Fair market value at date of transfer                                                                     $ 9,094,689
     Amortized cost                                                                                              9,244,858
---------------------------------------------------------------------------------------------------------------------------
       Unrealized loss                                                                                            (150,169)
     Related income tax effect                                                                                      51,000
---------------------------------------------------------------------------------------------------------------------------
       Net decrease to shareholders' equity                                                                    $   (99,169)
===========================================================================================================================

24                                           James River Bankshares, Inc.

Notes to Consolidated Financial Statements

   During the third quarter of 1995, the Company reassessed its management philosophy regarding investment securities. Management determined that, due to proposed acquisitions, the Company would need to have funds available to meet liquidity needs and future loan demand. Accordingly, all investments held-to-maturity by Bank of Suffolk were reclassified as available-for-sale, as of September 30, 1995. The effect of these transfers was to increase the net unrealized gain on securities available for sale by $517,874. In addition, during the first quarter of 1995, James River Bank sold three held-to-maturity securities as follows:

                                                                    Gross Selling
                                                                       Price                 Cost                 Gain
---------------------------------------------------------------------------------------------------------------------------
     Agencies                                                     $     763,031         $     751,270           $   11,761
     Municipals                                                         258,750               245,396               13,354
---------------------------------------------------------------------------------------------------------------------------
                                                                  $   1,021,781         $     996,666           $   25,115
===========================================================================================================================

   Management determined that with the demand for agricultural loans in March 1995, it was necessary for James River Bank to fund such loans through the sale of investment securities. One particular available-for-sale security was sold at a loss of $27,862. To offset this loss and increase available funding, two U.S. Government Agency held-to-maturity securities and one municipal held-to-maturity security were sold at a combined profit of $25,115. As a result of the above action, all investments at James River Bank in the held-to-maturity classification were reclassified during 1995 to available-for-sale. The effect of this reclassification was to reduce the net unrealized gain on securities available-for-sale $96,000.

   The net effect of the 1995 transfers and reclassification are shown on the consolidated statement of changes in shareholders' equity for the year ended December 31, 1995, as follows:

     Fair market value at date of transfer                                                                 $    34,903,954
     Amortized cost                                                                                            (34,264,751)
---------------------------------------------------------------------------------------------------------------------------
       Unrealized gain                                                                                             639,203
     Related income tax effect                                                                                    (217,329)
---------------------------------------------------------------------------------------------------------------------------
       Net increase to shareholders' equity                                                                $       421,874
===========================================================================================================================


NOTE 3 - LOANS RECEIVABLE
Loans receivable are summarized below:

                                                                                            1997                 1996
---------------------------------------------------------------------------------------------------------------------------
     Commercial                                                                         $  34,513,407        $  23,689,062
     Real estate - commercial                                                              50,521,949           20,606,000
     Real estate - construction                                                            19,683,023           14,519,978
     Real estate - mortgage                                                               130,054,627          157,604,754
     Agricultural                                                                           4,801,973            2,255,650
     Installment                                                                           23,644,032           24,428,530
---------------------------------------------------------------------------------------------------------------------------
      Total loans                                                                         263,219,011          243,103,974
     Less:
      Allowance for loan losses                                                            (3,457,189)          (3,176,491)
      Unearned discount                                                                       (24,607)             (38,088)
      Deferred loan (fees) expenses                                                           (50,251)            (168,455)
---------------------------------------------------------------------------------------------------------------------------
     Net loans receivable                                                               $ 259,686,964        $ 239,720,940
      Loans held for sale                                                                     789,111            1,192,000
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 260,476,075        $ 240,912,940
===========================================================================================================================

Annual Report 1997                                                        25

Notes to Consolidated Financial Statements



   The allowance for loan losses is summarized below:


                                                                       1997                  1996                1995
---------------------------------------------------------------------------------------------------------------------------
     Balance - beginning of year                                 $    3,176,491        $    2,891,190        $   2,690,412
     Provision charged to operations                                    439,475               491,063              341,734
     Charge-offs                                                       (249,215)             (301,803)            (208,062)
     Recoveries                                                          90,438                96,041               84,309
     Adjustment to conform fiscal year                                   -                     -                   (17,203)
---------------------------------------------------------------------------------------------------------------------------

     Balance - end of year                                       $    3,457,189        $    3,176,491        $   2,891,190
===========================================================================================================================

   The adjustment to conform fiscal year consists of First Colonial Bank, FSB's activity for the six months ended December 31, 1995, and is summarized as follows:

     Provision charged to operations                                                                          $    (14,779)
     Charge-offs                                                                                                    (6,744)
     Recoveries                                                                                                      4,320
---------------------------------------------------------------------------------------------------------------------------
       Adjustment to conform fiscal year                                                                      $    (17,203)
===========================================================================================================================


   The recorded investment in impaired loans requiring an allowance for loan losses as determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," was $2,017,000 and $3,137,000 at December 31, 1997 and 1996, respectively. The portion of the allowance for loan losses allocated to the impaired loan balance was $423,000 and $558,000 at December 31, 1997 and 1996, respectively. For the year ended December 31, 1997, the average recorded investment in impaired loans was $2,346,000, and interest income recognized on impaired loans was $199,000. For the year ended December 31, 1996, the average recorded investment in impaired loans was $3,250,000, and interest income recognized on impaired loans was $151,000. For the year ended December 31, 1995, the average recorded investment in impaired loans was $350,000, and interest income recognized on impaired loans was $27,000.
   Mortgage loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of these loans at December 31, 1997, 1996, and 1995 were $28,814,000, $23,474,000, and $20,282,000, respectively.
   Non-cash additions to real estate owned were $436,000 for the year ended December 31,1997.

NOTE 4 - RELATED PARTIES
   The Company has had and expects to have in the future, lending transactions in the ordinary course of its business with directors, officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such extensions of credit do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of loans to such individuals as of December 31, 1997 and 1996 was $8,682,000 and $8,999,000, respectively. During 1997, new loans to such related parties amounted to $3,531,000 and repayments amounted to $3,849,000. During 1996, new loans and repayments amounted to $7,033,000 and $5,407,000, respectively. The amount of deposits from related parties held by the Company at December 31, 1997 and 1996 were $8,645,000 and $4,703,000, respectively.

NOTE 5 - PREMISES AND EQUIPMENT
   Major classifications of premises and equipment are summarized as follows:



                                                                                           <1997                  1996
---------------------------------------------------------------------------------------------------------------------------
     Land                                                                              $    1,432,412       $    1,553,378
     Buildings                                                                              5,216,295            5,559,707
     Furniture and equipment                                                                5,068,655            4,825,851
     Construction in process                                                                  -                     36,000
---------------------------------------------------------------------------------------------------------------------------
                                                                                           11,717,362           11,974,936
     Accumulated depreciation and amortization                                             (4,237,180)          (3,651,341)
---------------------------------------------------------------------------------------------------------------------------
     Net book value                                                                    $    7,480,182       $    8,323,595
===========================================================================================================================

26                                                 James River Bankshares, Inc.

NOTE 6 - DEPOSITS
   Deposits are summarized as follows:

                                                                                           1997                  1996
--------------------------------------------------------------------------------------------------------------------------
     Non-interest bearing demand                                                      $    46,489,705      $    42,798,620


Notes to Consolidated Financial Statements

     Interest bearing demand                                                               37,380,108           40,759,438
     Money market                                                                          22,154,244           21,319,078
     Savings                                                                               47,129,849           49,550,466
     Time deposits $100,000 and greater                                                    32,868,369           26,078,973
     Other time deposits                                                                  161,551,011          161,825,358
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 347,573,286        $ 342,331,933
===========================================================================================================================



   The scheduled maturities of time deposits at December 31, 1997 and 1996, were as follows:


                                                                                           1997                  1996
---------------------------------------------------------------------------------------------------------------------------
     Less than one year                                                                 $ 119,764,535        $ 117,980,000
     One to five years                                                                     73,962,805           67,460,000
     Over five years                                                                          692,040            2,464,331
---------------------------------------------------------------------------------------------------------------------------
                                                                                        $ 194,419,380        $ 187,904,331
===========================================================================================================================


NOTE 7 - COMMITMENTS, CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS
COMMITMENTS AND STANDBY LETTERS OF CREDIT
   The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.
   The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
   The following table summarizes the Company's off-balance sheet financial instruments by type as of December 31, 1997 and 1996.


                                                                                             1997                  1996
---------------------------------------------------------------------------------------------------------------------------
     Commitments to extend credit:
       Commercial real estate                                                            $  9,763,000       $   10,135,000
       Commercial                                                                          11,320,000            7,991,000
       Real estate mortgage                                                                15,085,000            9,177,000
       Other                                                                                3,890,000            6,861,000
---------------------------------------------------------------------------------------------------------------------------
                                                                                         $ 40,058,000        $  34,164,000
===========================================================================================================================

     Standby letters of credit                                                           $    1,629,000      $    1,036,000
===========================================================================================================================

   Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract, and includes unutilized credit card lines. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The majority of commitments to extend credit have terms up to one year with variable interest rates. There are no significant fixed rate commitments. Management evaluates each customer's credit worthiness in determining the amount of collateral to obtain. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and real estate.

Annual Report 1997                                                           27

JAMES RIVER BANKSHARES


Notes to Consolidated Financial Statements

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


CONCENTRATIONS OF CREDIT RISK
   Concentrations of credit risk (whether on or off balance sheet) arising from financial instruments may exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have significant exposure to any individual customer or counterparty. However, the Company's loan portfolio is comprised of credit extensions principally to customers in the Central and Southeastern areas of Virginia. Most of these customers are also depositors of the Company.
   Loans secured by real estate are approximately 75% and 79% of total loans at year-end 1997 and 1996, respectively. Approximately 60% and 74% of these real estate loans in 1997 and 1996, respectively, are secured by 1-4 family residential real estate. Commercial and standby letters of credit were granted primarily to commercial borrowers.
OPERATING LEASES
   The Company has several noncancellable operating leases for branch offices. The expirations of these leases range from three to seventeen years. Rent expense charged to operations under operating lease agreements totaled $94,840, $80,605, and $58,946 in 1997, 1996, and 1995, respectively.
   Future minimum rentals are as follows:
                                               1998             $     113,607
                                               1999                   108,431
                                               2000                    96,102
                                               2001                    78,363
                                               2002                    79,161
                                         Thereafter                   502,694
------------------------------------------------------------------------------
                          Total minimum lease payments          $     978,358
==============================================================================

LEGAL PROCEEDINGS
   There are no material legal proceedings other than ordinary routine litigation incidental to the business.
CREDIT AVAILABILITY
   At December 31, 1997, the Company had $17,500,000 available under lines of credit with the Federal Home Loan Bank.
CAPITAL EXPENDITURE
   The Company is in the process of constructing a building to be used jointly by the parent company and Bank of Suffolk. The total cost is expected to be $1,200,000, and the building is expected to be placed in service during the third quarter of 1998.

NOTE 8 - SHAREHOLDERS' EQUITY
   At December 31, 1997, the Company had three qualified incentive stock-based compensation plans. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its plans.
   As required by SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of $4.70 of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 2 percent, expected volatility of 37 percent, risk-free interest


28                                                 James River Bankshares, Inc.

Notes to Consolidated Financial Statements

rate of 6.2 percent, and expected lives of 5 years. The effect of applying SFAS No. 123 for pro-forma disclosures is not likely to be representative of the effects on basic and diluted earnings per share for future years. However, had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been as follows:


                                                                                             1997                1996
---------------------------------------------------------------------------------------------------------------------------
Net income - basic and diluted                                    As reported          $    3,805,142       $    2,416,783
                                                                  Pro-forma            $    3,699,989       $    2,300,909
---------------------------------------------------------------------------------------------------------------------------


Notes to Consolidated Financial Statements

Basic earnings per share                                          As reported          $         1.04       $         0.66
                                                                  Pro-froma            $         1.01       $         0.63
---------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                        As reported          $         1.02       $         0.65
                                                                  Pro-forma            $         0.99       $         0.62
---------------------------------------------------------------------------------------------------------------------------


   Under the 1996 Stock Option Plan, the Company may grant options to its employees up to 10 percent of the issued and outstanding common stock of the Company at any time. Under this plan, the exercise price of each option equals the market price of the Company's stock on the date of the grant, and an option's maximum term is 10 years with 20 percent of the options becoming exerciseable annually beginning in 1997. The Company's other two plans were plans of subsidiaries prior to joining the Company, and granting of options under both plans has been terminated. The options for the three plans are vested upon the commencement date of the exercise periods.

   Stock option transactions are summarized below:


                                               Weighted                          Weighted                        Weighted
                                                Average                           Average                         Average
                                               Exercise                          Exercise                        Exercise
                                                 Price                             Price                           Price
                                 1997          Per Share          1996           Per Share         1995          Per Share
---------------------------------------------------------------------------------------------------------------------------
Options outstanding -
  beginning of year:             267,058       $   11.68          91,845        $     7.41        120,662        $    5.58
Granted                            -               -             187,500             13.53           -                -
Exercised                        (11,000)           5.94         (11,270)             6.78        (28,817)            4.03
Lapsed                              (600)          10.20          (1,017)            11.08           -                -
---------------------------------------------------------------------------------------------------------------------------
Options outstanding -
  end of year                    255,458       $   11.88         267,058         $   11.68         91,845        $    7.41
===========================================================================================================================
Options exercisable -
  end of year                    104,708      $     9.51          76,558        $     7.07         86,595        $    6.90
===========================================================================================================================

   The following table summarizes information about stock options outstanding at December 31, 1997:


                                  Options Outstanding                                      Options Exercisable
                                                  Weighted           Weighted                            Weighted
                                                   Average            Average                             Average
          Exercise                                Remaining          Exercise                            Exercise
           Prices               Number           Contractual           Price            Number             Price
          Per Share           Outstanding       Life (years)         Per Share        Exercisable        Per Share
---------------------------------------------------------------------------------------------------------------------------
      $      7.27                67,208               4             $     7.27           67,208          $     7.27
      $     10.20                   750               1             $    10.20            -                  -
      $     13.45                30,000               9             $    13.45            6,000          $    13.45
      $     13.56               157,500               9             $    13.56           31,500          $    13.56
---------------------------------------------------------------------------------------------------------------------------
      $7.27 - 13.56             255,458               8             $    11.88           104,708          $    9.51
===========================================================================================================================



Annual Report 1997                                                           29

JAMES RIVER BANKSHARES

Notes to Consolidated Financial Statements



REGULATORY MATTERS
   The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its Banking Subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
   Quantitative measures established by regulation to ensure capital adequacy require the Company and its Banking Subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.
   As of September 30, 1997, the most recent notification, the Federal Reserve Bank of Richmond categorized the Company and its Banking Subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its Banking Subsidiaries must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. The Office of Thrift Supervision ("OTS") also notified the Company that its thrift subsidiary, First Colonial Bank, FSB is categorized as well capitalized on March 31, 1996. First Colonial Bank, FSB also complied with OTS requirements to maintain core capital and tangible capital ratios of 3.0% and 1.5%, respectively. Its core capital and tangible capital ratios are not materially different from its Tier 1 capital to average assets ratios disclosed in the table. There are no conditions or events since that notification that management believes has changed the institution's category.
   The Company's actual and required capital amounts and ratios as of December 31, 1997 and 1996, are also presented in the table.

                                                                                                         To be Well
                                                                                                         Capitalized
                                                                           For Capital                Prompt Corrective
                                                 Actual                 Adequacy Purposes             Action Provisions
   December 31, 1997                   Amount            Ratio         Amount          Ratio         Amount         Ratio
---------------------------------------------------------------------------------------------------------------------------
   Total Capital (to Risk-Weighted Assets):
     Consolidated                      $40,245,000      15.96%        $20,169,000   > 8.00%     $    N/A          > N/A %
     Bank of Suffolk                    13,258,000      18.15           5,843,000     8.00           7,303,000      10.00
     James River Bank                   10,565,000      18.38           4,599,000     8.00           5,749,000      10.00
     Bank of Isle of Wight               3,413,000      16.01           1,705,000     8.00           2,132,000      10.00
     First Colonial Bank, FSB           11,959,000      12.26           7,801,000     8.00           9,751,000      10.00

   Tier 1 Capital (to Risk-Weighted Assets)
     Consolidated                      $37,094,000      14.71%        $10,085,000   > 4.00%      $    N/A         > N/A %
     Bank of Suffolk                    12,343,000      16.90           2,921,000     4.00           4,382,000      6.00
     James River Bank                    9,815,000      17.07           2,300,000     4.00           3,450,000      6.00
     Bank of Isle of Wight               3,146,000      14.76             853,000     4.00           1,279,000      6.00
     First Colonial Bank, FSB           10,739,000      11.01           3,900,000     4.00           5,851,000      6.00

   Tier 1 Capital (to Average Assets)
     Consolidated                      $37,094,000       9.68%        $15,433,000  >  4.00%     $    N/A          > N/A %
     Bank of Suffolk                    12,343,000      11.64           4,249,000     4.00           5,311,000      5.00
     James River Bank                    9,815,000      11.03           3,655,000     4.00           4,568,000      5.00
     Bank of Isle of Wight               3,146,000       8.27           1,521,000     4.00           1,901,000      5.00
     First Colonial Bank, FSB           10,739,000       7.17           5,992,000     4.00           7,490,000      5.00


30                                                 James River Bankshares, Inc.

Notes to Consolidated Financial Statements



                                                                                                                  To be Well
                                                                                                        Capitalized
                                                                           For Capital                Prompt Corrective
                                                 Actual                 Adequacy Purposes             Action Provisions
   December 31,1996                    Amount             Ratio        Amount          Ratio         Amount         Ratio
---------------------------------------------------------------------------------------------------------------------------
   Total Capital (to Risk-Weighted Assets):
     Consolidated                     $37,392,000       17.30%        $17,293,000   >  8.00%    $     N/A         > N/A %
     Bank of Suffolk                   12,960,000       19.30           5,385,000      8.00           6,731,000     10.00
     James River Bank                   9,902,000       18.55           4,421,000      8.00           5,526,000     10.00


Notes to Consolidated Financial Statements

     Bank of Isle of Wight              3,675,000       17.89           1,645,000      8.00           2,056,000     10.00
     First Colonial Bank, FSB           9,551,000       11.02           6,931,000      8.00           8,664,000     10.00

   Tier 1 Capital (to Risk-Weighted Assets)
     Consolidated                     $34,690,000       16.05%       $  8,646,000   >  4.00%    $     N/A          > N/A %
     Bank of Suffolk                   12,140,000       18.07           2,692,000      4.00           4,031,000      6.00
     James River Bank                   9,211,000       17.54           2,210,000      4.00           3,315,000      6.00
     Bank of Isle of Wight              3,418,000       16.64             823,000      4.00           1,234,000      6.00
     First Colonial Bank, FSB           8,731,000       10.08           3,465,000      4.00           4,332,000      6.00

   Tier 1 Capital (to Average Assets)
     Consolidated                     $34,690,000        9.68%        $14,332,000   >  4.00%    $     N/A          > N/A %
     Bank of Suffolk                   12,140,000       11.88           4,088,000      4.00           5,110,000      5.00
     James River Bank                   9,211,000       11.13           3,311,000      4.00           4,139,000      5.00
     Bank of Isle of Wight              3,418,000        9.18           1,489,000      4.00           1,861,000      5.00
     First Colonial Bank, FSB           8,731,000        6.25           5,588,000      4.00           6,985,000      5.00



NOTE 9 - INCOME TAXES

   The significant components of the provision for income taxes for the years ended December 31 were as follows:


                                                                        1997                  1996                1995
---------------------------------------------------------------------------------------------------------------------------
Current tax provision:
    Federal                                                         $ 1,426,336            $  875,184         $  1,227,062
    State                                                                89,259                13,792               17,101
---------------------------------------------------------------------------------------------------------------------------
                                                                      1,515,595               888,976            1,244,163
Deferred tax provision                                                  (21,209)               19,524              (98,575)
---------------------------------------------------------------------------------------------------------------------------
                                                                    $ 1,494,386            $  908,500         $  1,145,588
===========================================================================================================================

   The adjustment to conform fiscal years includes an income tax provision for First Colonial Bank, FSB for the six months ended December 31, 1995, as follows:



Current tax provision:
    Federal                                                                                                    $   128,110
    State                                                                                                           19,907
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                   148,017
Deferred tax provision                                                                                              (7,064)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                               $   140,953
===========================================================================================================================




Annual Report 1997                                                            31

JAMES RIVER BANKSHARES

Notes to Consolidated Financial Statements

    The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:


                                                                        1997                  1996                 1995
---------------------------------------------------------------------------------------------------------------------------
Federal statutory income tax rates                                     34.00 %                34.00 %             34.00 %
State income taxes                                                      1.65                   0.47                0.40
Tax exempt interest income                                             (7.26)                (12.14)             (10.19)
 Nondeductible merger costs                                             -                      5.10                1.82
Other                                                                  (0.19)                 (0.11)               1.00
---------------------------------------------------------------------------------------------------------------------------

                                                                       28.20 %                27.32 %             27.03 %
===========================================================================================================================


    The significant components of deferred income tax assets and liabilities as of December 31 consist of the following:

                                                                                             1997                  1996
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
    Allowance for loan losses                                                           $   1,105,065       $      994,452
    Deferred compensation                                                                     191,422              151,685
    Accrued pension/ESOP expenses                                                               -                   10,731
    Other                                                                                      26,936               31,212
---------------------------------------------------------------------------------------------------------------------------
        Total deferred tax assets                                                           1,323,423            1,188,080
===========================================================================================================================
Deferred tax liabilities:
    Depreciation                                                                              285,094              218,941
    Deferred loan fees                                                                        156,270              119,197
    Dividends on FHLB/FHLMC stock                                                             122,440              122,440
    Unrealized gain on AFS securities                                                         401,816               73,143
    Discount accretion on securities                                                           45,219               36,961
    Other                                                                                      32,899                9,042
---------------------------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                                     1,043,738              579,724
Net deferred income tax asset                                                                 279,685              608,356
Less valuation allowance                                                                      (18,684)             (18,684)
---------------------------------------------------------------------------------------------------------------------------
                                                                                       $      261,001       $      589,672
===========================================================================================================================


   Included in retained earnings is $1,082,000 at December 31, 1997 and 1996 for which no provision for income taxes has been made. This represents allocations of income to bad debt deductions for tax purposes only in years prior to 1988 related to First Colonial Bank, FSB and its subsidiaries. Since the Company does not intend to use the reserves for purposes other than to absorb its tax bad debt losses, deferred income taxes have not been provided on such reserves. The approximate amount of unrecognized tax liability allocated with these historical additions is $411,000. For years after 1988, deferred income taxes have been provided on the difference between tax and book bad debt deductions in accordance with SFAS 109, "Accounting for Income Taxes." If the amounts that qualify as deductions for federal income tax purposes only are used for purposes other than bad debt losses or operations losses, they will be subject to federal income tax at the then current corporate rate.

32                                                  James River Bankshares, Inc.

Notes To Consolidated Financial Statements


NOTE 10 - RETIREMENT PLANS
   Effective December 31, 1995, the Company adopted a defined contribution plan with 401(K) features, which covers substantially all employees who have completed six months of service. Employees may contribute up to 15% of their salaries, and the Company matches 50% of the first 4% and 25% of the next 4% of employee contributions. Additional contributions can be made by the Company at the discretion of the Board of Directors. Prior to joining the Company, each of the Company's subsidiaries had qualified retirement plans for the future benefit of their employees. All of these plans, which consisted of defined benefit, defined contribution, employee stock ownership and 401(k) plans, were terminated before December 31, 1996. Costs of these plans included in salaries and employee benefits in the consolidated statements of income are as follows:



                                                                      1997                  1996                 1995
---------------------------------------------------------------------------------------------------------------------------
     Defined contribution/401(k) plan                             $     404,891        $      171,042    $           -
     Defined benefit plan - terminated effective
       December 31, 1995                                          $        -           $        9,600    $         16,076
     Defined contribution plan - terminated
       effective December 31, 1995                                $        -           $            -    $         65,069
     Employee stock ownership plan -
       terminated effective May 31, 1996                          $        -           $       55,671    $        110,053
     401(k) plans - terminated with various
       effective dates                                            $        -           $            -    $         50,300



   The employee stock ownership plan costs for First Colonial Bank, FSB for the six months ended December 31, 1995 was $48,000.
   All of the terminated plans were fully funded at December 31, 1996, except the employee stock ownership plan, of which the estimated required funding of $16,450 is included in other liabilities on the consolidated balance sheet.
   The Company has entered into deferred compensation agreements providing retirement for certain officers and employees. Vested benefits under the agreements are payable in installments over a ten or fifteen year period upon death or retirement. The present value of the liabilities for the benefits is being accrued over the expected term of active service of the employees. The deferred compensation expense for the officers and employees was $115,781, $103,914 and $59,327 for the years ended December 31, 1997, 1996 and 1995, respectively. The adjustment to conform fiscal years includes deferred compensation expense for First Colonial Bank, FSB for the six months ended December 31, 1995 of $24,685.

Annual Report 1997                                                          33

JAMES RIVER BANKSHARES

Notes to Consolidated Financial Statements


NOTE 11 - OTHER EXPENSES
   The following items shown in the other expense category are disclosed because their amounts exceed one percent of total income:


     December 31,                                                       1997                1996                 1995
---------------------------------------------------------------------------------------------------------------------------
     Deposit insurance premiums                                 $       112,497         $    1,028,123       $      444,723
     Directors' fees                                            $       362,550         $      378,819       $      265,891
     Merger expenses                                            $            -          $      530,233       $      227,280


The adjustment to conform fiscal years includes other expenses for First Colonial Bank, FSB for the six months ended December 31, 1995 as follows:



Notes to Consolidated Financial Statements

    Deposit insurance premiums                                $      150,519
    Directors' fees                                           $       44,642

NOTE 12 - COMPANY FORMATION AND ACQUISITIONS
POOLING OF INTERESTS TRANSACTIONS
   The Company was capitalized pursuant to a share exchange effective June 1, 1995, between Bank of Suffolk and James River Bank, both Virginia state-chartered banks. Each of the 916,040 outstanding shares of Bank of Suffolk common stock was converted to one share of the Company stock, and each of the 100,000 outstanding shares of James River Bank common stock was converted to
6.15 shares of the Company stock.
   Effective March 1, 1996, in two separate transactions, the Company merged with First Colonial Bank, FSB, a federal-chartered savings bank, and Bank of Isle of Wight, a Virginia state-chartered bank. Each of the 1,244,895 outstanding shares of First Colonial Bank, FSB common stock was converted to
 .4816 shares of the Company's stock, and each of the 78,850 outstanding shares of Bank of Isle of Wight common stock was converted to four shares of the Company's stock.
   The acquisitions of these two financial institutions and the prior merger of Bank of Suffolk and James River Bank were treated as pooling of interests transactions, and the historical financial information included in these consolidated financial statements is presented on this basis.
   Prior to joining the Company, First Colonial Bank, FSB reported its financial condition, and the results of its operations and its cash flows on a fiscal year ended June 30. However, upon joining the Company, First Colonial Bank, FSB conformed its reporting year end to that of the Company, December 31. The results of operations reported on the Company's consolidated statements of income and cash flows for the years ended December 31, 1996 and 1995, include the results of operations and cash flows of First Colonial Bank, FSB for the years ended December 31, 1996 and June 30, 1995, respectively. In order to conform the fiscal year of its subsidiary to the Company's fiscal year, an adjustment was made to reflect First Colonial Bank, FSB's results of operations and cash flows as described below.
   Included in the consolidated statement of shareholders' equity, for the year ended December 31, 1995, is an adjustment to conform First Colonial Bank, FSB's year end to December 31. The following is a summary of the adjustment:


     Net income for the six month period ended December 31, 1995                                           $       412,488
     Cash dividends paid during the period ($0.04 per share)                                                       (98,892)
     Common stock issued                                                                                            24,188
     Appreciation of available-for-sale securities, net of income taxes                                             26,876
---------------------------------------------------------------------------------------------------------------------------
       Total adjustment                                                                                    $       364,660
===========================================================================================================================



34                                                 James River Bankshares, Inc.

Notes to Consolidated Financial Statement


   Included in the consolidated statement of cash flows, for the year ended December 31, 1995, is an adjustment to conform First Colonial Bank, FSB year end to December 31. The following is a summary of the adjustment for the activity for the six month period ended December 31, 1995:

     Net cash provided by operating activities         $    1,001,967
     Net cash used in investment activities                (7,269,373)
     Net cash provided by financing activities              5,558,273
----------------------------------------------------------------------
        Total adjustment                               $     (709,133)
======================================================================

   First Colonial Bank, FSB's net interest income was $720,000, and total shareholders' equity increased from $8,133,926 at December 31, 1995 to $8,298,346 at March 1, 1996. This increase resulted from $161,728 of net income during the period, and a $2,692 increase in the net unrealized gain on securities available-for-sale, net of income taxes. Bank of Isle of Wight's net interest income was $239,000, and total shareholders' equity increased from $3,254,536 at December 31, 1995 to $3,274,587 at March 1, 1996. This increase resulted from $72,239 of net income during the period, and a $52,188 decrease in net unrealized gain on securities available-for-sale, net of income taxes.

For the year ended December 31, 1995, the separate entities' historical results of operations were as follows, which include the historical results of operations of First Colonial Bank, FSB for the year ended June 30, 1995:




                                      First
                             Bank of        James River        Colonial        Bank of         Parent
                             Suffolk           Bank           Bank, FSB     Isle of Wight      Company         Combined
---------------------------------------------------------------------------------------------------------------------------

Net interest income        $ 3,986,073      $ 2,606,350     $ 3,614,258     $ 1,453,226      $         -      $ 11,659,907
Net income (loss)          $ 1,244,393     $    802,287     $   702,560     $   424,539      $   (80,236)     $  3,093,543


   Bank of Suffolk's net interest income was $1,585,000, and total shareholders' equity increased from $11,492,730 at December 31, 1994 to $12,145,006 at June 1, 1995. This increase resulted from $483,474 of net income during the period, and a $168,802 decrease in the net unrealized loss on securities available-for-sale, net of income taxes. James River Bank's net interest income was $1,098,000, and total shareholders' equity increased from $11,379,326 at December 31, 1994 to $12,159,352 at June 1, 1995. This increase resulted from $356,773 of net income during the period, and a $423,253 decrease in net unrealized loss on securities available-for-sale, net of income taxes.

BRANCH AQUISITIONS
   On March 23, 1996, James River Bank acquired three branch banking offices, one of which is located in the City of Franklin, Virginia and two of which are located in Courtland, Virginia, in Southampton County. James River Bank assumed aggregate deposit liabilities of approximately $34 million in connection with the three branch acquisitions. In addition, equipment valued at $210,000 and land and buildings valued at $825,000 were purchased. Also, in connection with the acquisition, intangible assets of approximately $2,817,000 were capitalized and include goodwill, an inseparable component of core deposit intangible, and other costs incurred directly related to the acquisition.
   Effective July 1996, the Company formed and capitalized James River Support, Inc., an EDP operation center. The Company owns all of the outstanding common stock of James River Support, Inc.


Annual Report 1997                                                           35

JAMES RIVER BANKSHARES

Notes To Consolidated Financial Statements


NOTE 13 - PARENT COMPANY
   The Company, in the ordinary course of business, provides its subsidiaries with certain centralized management services and staff support. The cost of these services is allocated to each subsidiary based on analyses of the services rendered and on analyses of each subsidiary's total assets and net income.
   The primary source of funds for the dividends paid by the Company is dividends received from its subsidiaries. Each of the Banking Subsidiaries is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The following is a summary that, based upon these restrictions, the various Banking Subsidiaries could have declared at December 31, 1997:


                            Bank of Suffolk                       $   592,797
                            James River Bank                      $   330,708
                            First Colonial Bank, FSB              $ 2,342,023
                            Bank of Isle of Wight                 $   430,507

   The parent company's condensed balance sheets as of December 31, 1997 and 1996, and the related condensed statements of income and cash flows for each of the years in the three year period ended December 31, 1997, are as follows:


CONDENSED BALANCE SHEETS
                                                                                            1997                 1996

---------------------------------------------------------------------------------------------------------------------------


Notes to Consolidated Financial Statements

     ASSETS
       Cash and due from banks                                                        $       429,822      $       175,319
  Securities available-for-sale                                                               798,234              501,375
       Investments in wholly owned subsidiaries:
         Bank of Suffolk                                                                   12,707,508           12,418,830
         James River Bank                                                                  12,307,586           11,827,440
         First Colonial Bank, FSB                                                          10,737,213            8,626,155
         Bank of Isle of Wight                                                              3,257,209            3,490,985
         James River Support                                                                  460,791              455,129
       Other assets                                                                           191,191              180,159
---------------------------------------------------------------------------------------------------------------------------
                                                                                     $     40,889,554     $     37,675,392
===========================================================================================================================


     LIABILITIES AND SHAREHOLDERS' EQUITY
       Liabilities                                                                   $        505,851     $         72,715
       Shareholders' equity                                                                40,383,703           37,602,677
---------------------------------------------------------------------------------------------------------------------------
                                                                                     $     40,889,554     $     37,675,392
===========================================================================================================================


36                                               James River Bankshares, Inc.

Notes to Consolidated Financial Statements



CONDENSED STATEMENTS OF INCOME
                                                                  1997                  1996                      1995
---------------------------------------------------------------------------------------------------------------------------
     Income
       Dividends from subsidiaries                                  $ 2,732,888          $   2,398,626        $  1,651,490
       Management fees from subsidiaries                                976,667                633,213             -
       Interest income                                                    2,612                  1,800             -
       Other income                                                      74,238                -                   -
---------------------------------------------------------------------------------------------------------------------------
        Total income                                                  3,786,405              3,033,639           1,651,490

     Expenses
       Salaries and benefits                                            559,235                344,334             -
       Directors fees                                                   140,400                158,150             -
       Other expense                                                    471,985                934,255             121,569
---------------------------------------------------------------------------------------------------------------------------
        Total expense                                                 1,171,620              1,436,739             121,569
     Income before income taxes and equity in
       undistributed net income of subsidiaries                       2,614,785              1,596,900           1,529,921

     Income tax benefit                                                  43,815                 71,235              41,333
---------------------------------------------------------------------------------------------------------------------------
       Income before equity in undistributed
        net income of subsidiaries                                    2,658,600              1,668,135           1,571,254


Notes to Consolidated Financial Statements


     Equity in undistributed net income of
       subsidiaries                                                   1,146,542                748,648           1,522,289
---------------------------------------------------------------------------------------------------------------------------

     Net income                                                   $   3,805,142         $    2,416,783        $  3,093,543
===========================================================================================================================


Annual Report 1997                                                           37

JAMES RIVER BANKSHRES

Notes to Consolidated Financial Statements


CONDENSED STATEMENTS OF CASH FLOWS

                                                                       1997                  1996                1995
---------------------------------------------------------------------------------------------------------------------------
     Operating activities:
       Net income                                               $     3,805,142       $     2,416,783       $    3,093,543
       Adjustments:
         Depreciation                                                    15,642                 6,525              -
         Gain on sale of securities                                     (64,990)               -                   -
         Equity in undistributed net income of
           subsidiaries                                              (1,146,542)             (748,648)          (1,522,289)
         Change in other assets                                         (17,586)               81,471             (260,342)
         Change in liabilities                                          294,475                72,715              -
---------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operations                              2,886,141             1,828,846            1,310,912
---------------------------------------------------------------------------------------------------------------------------

     Investing activities:
       Purchase of equipment                                             (9,088)               (8,123)             (28,260)
       Proceeds from sale of securities                                 174,990                -                   -
       Purchase of available-for-sale securities                          -                   (86,375)            (330,000)
       Capitalization of subsidiaries                                (1,150,000)             (600,000)             -
---------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                         (984,098)             (694,498)            (358,260)
---------------------------------------------------------------------------------------------------------------------------



Notes to Consolidated Financial Statements

     Financing activities:
       Cash dividends paid                                           (1,371,586)           (1,275,444)            (797,633)
       Common stock issued                                               97,509               121,262               40,134
       Common stock repurchased                                        (373,463)               -                   -
---------------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                       (1,647,540)           (1,154,182)            (757,499)
---------------------------------------------------------------------------------------------------------------------------

     Net increase (decrease) in cash and
       cash equivalents                                                 254,503               (19,834)             195,153

     Cash and cash equivalents - beginning                              175,319               195,153             -
---------------------------------------------------------------------------------------------------------------------------

     Cash and cash equivalents - ending                          $      429,822       $       175,319       $      195,153
===========================================================================================================================




38                                                 James River Bankshares, Inc.

Notes to Consolidated Financial Statements



NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS
   Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of year end, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
   The following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of its assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 1997 and 1996.

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

Notes to Consolidated Financial Statements


estimated on the basis of cost, book or appraised value as deemed appropriate by management. Available-for-sale securities are carried at their aggregate fair value.

LOANS
     For variable rate commercial loans that reprice frequently (within a relatively short time frame) and have no significant change in credit risk, fair values are based on carrying values. Residential first mortgages are based on quoted market prices of similar loans. Fair values for certain junior mortgage loans, consumer installment loans, credit-card loans, and other consumer loans are estimated using discounted cash flows models. The discount rates are based on current market interest rates for similar types of loans. Fair values for commercial real estate and commercial loans that do not reprice or do not mature within relatively short time frames are estimated using discounted cash flow analysis. The discount rates used are those currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.



Annual Report 1997                                                            39

DEPOSITS
     The fair values of demand deposits and deposits with no defined maturity are taken to be the amount payable on demand at the reporting date. The fair values for fixed-maturity deposits are estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.
   The carrying amount in the table below is the amount at which the financial instruments are reported in the financial statements.


                                                           1997                                        1996
                                              Carrying                Fair                Carrying                Fair
                                               Amount                 Value                Amount                Value
---------------------------------------------------------------------------------------------------------------------------
Assets
     Cash and due from banks                $  14,086,456         $  14,086,456          $ 16,674,875        $  16,674,875
     Interest bearing deposits
       with banks                               2,720,281             2,720,281               444,131              444,131
     Federal funds sold                        14,382,000            14,382,000             3,327,000            3,327,000
     Investment securities                     83,025,497            83,195,461           103,485,573          103,511,649
     Loans                                    260,476,075           265,923,342           240,912,940          241,271,000
     Interest receivable                        2,938,980             2,938,980             3,124,150            3,124,150
---------------------------------------------------------------------------------------------------------------------------
                                             $377,629,289          $383,246,520          $367,968,669         $368,352,805
===========================================================================================================================



                                                           1997                                        1996
                                              Carrying                Fair                Carrying               Fair
                                               Amount                 Value                Amount               Value
---------------------------------------------------------------------------------------------------------------------------
Liabilities


Notes to Consolidated Financial Statements

     Non-interest bearing
       deposits                             $  46,489,705         $ 46,489,705          $  42,798,620         $ 42,798,620
     Interest bearing deposits                301,083,581           303,301,295           299,533,313          297,375,007
     Interest payable                             752,394               752,394               612,390              612,390
---------------------------------------------------------------------------------------------------------------------------
                                            $ 348,325,680         $ 350,543,394         $ 342,944,323         $340,786,017
===========================================================================================================================



NOTE 15 - EARNINGS PER SHARE RECONCILIATION
   The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.



                                                                         1997                  1996               1995
---------------------------------------------------------------------------------------------------------------------------
     Net Income (Numerator, Basic and Diluted)                      $  3,805,142          $  2,416,783        $  3,093,543

     Basic average shares outstanding (Denominator)3,675,201           3,676,034             3,656,148

       Basic net income per share                                   $       1.04          $       0.66       $        0.85
===========================================================================================================================

     Effect of dilutive securities:

     Basic average shares outstanding                                  3,675,201             3,676,034           3,656,148
     Effect of stock options                                              58,013                61,023              46,416
---------------------------------------------------------------------------------------------------------------------------
     Diluted average shares outstanding (Denominator) 3,733,214        3,737,057             3,702,564

       Diluted net income per share                                 $       1.02          $       0.65       $        0.84
===========================================================================================================================


Notes to Consolidated Financial Statements


NOTE 16 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)



                                       1997
---------------------------------------------------------------------------------------------------------------------------
                                                First                Second                 Third               Fourth
                                               Quarter               Quarter               Quarter              Quarter
---------------------------------------------------------------------------------------------------------------------------
                                                            (Dollars in thousands, except per share data)

     Interest income                     $          7,154       $         7,429       $         7,549      $         7,604
     Net interest income                 $          3,668       $         3,890       $         3,965      $         4,016
     Net income                          $            876       $           908       $           968      $         1,053
     Basic Earnings per share            $           0.24       $          0.25       $          0.26      $          0.29
     Diluted Earnings per share          $           0.24       $          0.24       $          0.26      $          0.28



                                        1996
---------------------------------------------------------------------------------------------------------------------------
                                                First                Second                 Third               Fourth
                                               Quarter               Quarter               Quarter              Quarter
---------------------------------------------------------------------------------------------------------------------------
                                                            (Dollars in thousands, except per share data)

     Interest income                             $  6,275              $  6,766              $  7,088             $  7,226
     Net interest income                         $  3,158              $  3,326              $  3,597             $  3,714
     Net income                                  $    458              $    832              $    353             $    774
     Basic Earnings per share                    $   0.12              $   0.23              $   0.10             $   0.21
     Diluted Earnings per share                  $   0.13              $   0.22              $   0.09             $   0.21





Annual Report 1997                                                           41

JAMES RIVER BANKSHARES




Directors and Officers



BOARD OF DIRECTORS
JAMES RIVER
BANKSHARES

DIRECTORS: JAMES RIVER
BANKSHARES

Harold U. Blythe -- President & CEO,
      James River Bankshares
James E. Butler, Jr. -- President,
     Butler Paper Company, Inc.
Bruce B. Gray, Vice Chairman --
     Vice President,Gray Land &
     Timber Company
Elmon T. Gray -- Retired;
     Former President,
     Gray Lumber Company
G. P. Jackson, Chairman --
     President, G.P.Jackson, Inc.
     (Real Estate Rentals
     & Contractor)
Ben P. Kanak -- Farmer;
     Board Member of Plant
     Foods Products, Inc.
Glenn T. McCall -- Senior Vice
     President, James River
     Bankshares
John A. Ramsey, Jr. --Farmer;
     President, Ramsey Brothers, Inc.
Robert E. Spencer, Jr. -- Senior
     Vice President, James River
     Bankshares
E. V. Stephenson, Jr., Corporate
     Secretary -- Retired; Former
     General Insurance Underwriter,
     Nurney - Stephenson Corp.
James C. Stewart -- President & CEO,
     First Colonial Bank, FSB

EXECUTIVE OFFICERS:
JAMES RIVER BANKSHARES
Harold U. Blythe
     President & CEO

Donald W. Fulton, Jr.
     Senior Vice President & CFO

Glenn T. McCall
     Senior Vice President

Robert E. Spencer, Jr.
     Senior Vice President

DIRECTORS AND
OFFICERS
MEMBER BANKS

DIRECTORS: BANK OF ISLE OF WIGHT
John A. Ramsey, Jr., Chairman
Diana F. Beale
Oliver D. Creekmore
A. Dwight Doggett
R. L. Magette
R. L. Thompson
W. G. Yeoman, III

OFFICERS: BANK OF ISLE OF WIGHT
Oliver D. Creekmore
President & CEO

Linda J. Dunning
Vice President

Jeffrey H. Noblin
Vice President

Terry M. Gray
Cashier & Corporate Secretary

DIRECTORS: BANK OF SUFFOLK
G. P. Jackson, Chairman
R. H. Braford
James E. Butler, Jr.
Larry L. Felton
Douglas C. Naismith
John G. Sebrell
E. V. Stephenson, Jr.

OFFICERS: BANK OF SUFFOLK
John G. Sebrell
President & CEO

Robert H. Johnson
Executive Vice President

Susan H. Simpkins
Senior Vice President & Cashier

James R. A. Stanley, Jr.
Senior Vice President-Lending


Peter C. Jackson
Vice President

Gleason C. Snow
Vice President

J. Frank Taylor
Vice President

Julie T. Stephenson
Assistant Vice President

C. Thomas Harry
Assistant Vice President

Darlene Blankenship
Assistant Cashier

Elizabeth D. Byrum
Assistant Cashier

Dorothy B. Demiel
Assistant Cashier

Elizabeth M. Kessinger
Assistant Cashier

Mark U. McGahee
Assistant Cashier

DIRECTORS: FIRST COLONIAL BANK
Ben P. Kanak, Chairman
William L. Canada
Riley E. Ingram
C. Bishop Knott, Jr.
Fred C. Morene
James C. Stewart
Fred J. Swearingen, Jr.

OFFICERS: FIRST COLONIAL BANK
James C. Stewart
President & CEO

A. Wayne Beasley
Executive Vice President & COO

Beverly A. Adams
Vice President & CFO


(Reflects changes through February 28, 1998)



42                                                 James River Bankshares, Inc.

Directors and Officers


OFFICERS: FIRST COLONIAL BANK
   (continued)
Joyce A. Wallace
Corporate Secretary

John H. Jones
Vice President

G. Alvin Payne, Jr.
Vice President

Betty W. Clack
Assistant Vice President

Cecelia M. Lewis
Assistant Vice President

James M. Stewart
Assistant Vice President

Sally H. Tucker
Assistant Vice President

Wanda M. Whitney
Assistant Vice President

Mark S. Zuskin
Assistant Vice President

Laura A. Bowmar
Assistant Secretary

Sally D. Cornwell
Assistant Secretary

Tammie M. Frazier
Assistant Secretary

Scott A. Loshkreff
Assistant Secretary

John Z. Lukomski
Assistant Secretary

Virginia W. Peters
Assistant Secretary


DIRECTORS: JAMES RIVER BANK
John W. Terry, Chairman
Jerry R. Bryant
C. Taylor Everett
Garland Gray, II
Horace R. Gray, III
Dr. Clarence W. Griffin
Wayne M. Harrell
Horace R. Higgins, Jr.
John R. Marks
Lynne Rabil
Bruce C. Spencer
Bobby B. Worrell

OFFICERS: JAMES RIVER BANK
Jerry R. Bryant
President & CEO

Kathy O. Peebles
Executive Vice President,
Cashier & Operations Officer

O. Leroy Stables, Jr.
Senior Vice President

F. Edward Pearson, II
Vice President

Donna D. Clarke
Assistant Vice President

Doris M. Ellis
Assistant Vice President

Shirley W. Snyder
Assistant Vice President

Linda C. Buhls
Assistant Cashier

Ruth (Cindy) A. Price
Corporate Secretary



DIRECTORS AND
OFFICERS--
OTHER SUBSIDIARIES

DIRECTORS: JAMES RIVER SUPPORT
Harold U. Blythe, Chairman
Beverly A. Adams
Oliver D. Creekmore
Glenn T. McCall
Tracy J. Nelms
Kathy O. Peebles
Susan H. Simpkins
Benjamin I. Wainwright, Jr.

OFFICERS: JAMES RIVER SUPPORT
Benjamin I. Wainwright, Jr.
President & CEO

Tracy J. Nelms
Executive Vice President &
     Corporate Secretary

James W. Nicol
Assistant Vice President/
     Network Administration


(Reflects changes through February 28, 1998)


Annual Report 1997                                                           43

JAMES RIVER BANKSHARES



General Information


ANNUAL MEETING
The annual meeting of shareholders will be held at 2:00 p.m. on Thursday, April 30, 1998, at the Holiday Inn Suffolk, 2864 Pruden Boulevard, Suffolk, Virginia.

EXECUTIVE OFFICE
1512 Holland Road
P.O. Box 410
Suffolk, Virginia 23434

REQUESTS FOR INFORMATION
Earleen B. Sylvia, Administrative Assistant
(757) 539-0267

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

MARKET PRICE FOR COMMON STOCK
The following table sets forth the high and low sales prices of the Common Stock as reported on NASDAQ/NMS for the periods listed. Sales prices have been restated to reflect the Company's three-for-two stock split effected in the form of a 50% stock dividend in November 1997. The Common Stock is thinly traded. On February 28, 1998, there were approximately 1,732 shareholders of record.



        1997                                                 Sales Prices
---------------------------------------------------------------------------------------------------------------------------
                                 HIGH                  LOW                  CLOSING             DIVIDEND
---------------------------------------------------------------------------------------------------------------------------
Fourth Quarter                  21.00                 16.83                 21.00                $0.10
Third Quarter                   18.17                 15.00                 16.00                $0.09
Second Quarter                  15.17                 13.33                 15.17                $0.09
First Quarter                   14.17                 13.17                 13.33                $0.09





        1996
---------------------------------------------------------------------------------------------------------------------------
                                 HIGH                  LOW                  CLOSING             DIVIDEND
---------------------------------------------------------------------------------------------------------------------------
Fourth Quarter                  14.33                 13.00                 13.50                $0.09
Third Quarter                   16.17                 13.50                 14.17                $0.09
Second Quarter                  16.67                 15.17                 15.67                $0.17
First Quarter                   16.17                 15.17                 16.17                $0.00




44                                                 James River Bankshares, Inc.