Form 10-K, Exhibit 13
period 1998-12-31
JAMES RIVER BANKSHARES INC
filed 1999-03-26
CIK 935037


Financial Highlights

                                                                       Percent
(Dollars in thousands, except per share data)  1998          1997       Change
------------------------------------------------------------------------------
Earnings     Net Interest Income          $   15,929    $  15,410       3.37%
             Net Income                        4,309        3,805      13.25

Per Share    Net Income
              Basic                       $     1.16    $    1.04      11.54%
              Diluted                           1.14         1.02      11.76
             Dividends                          0.42         0.37      13.51
             Book Value at Period End          11.74        11.00       6.73

At Year      Loans, Net                   $  275,491    $ 260,476       5.76%
End          Securities                       89,017       83,025       7.22
             Total Earning Assets            391,175      364,060       7.45
             Total Assets                    419,820      390,076       7.63
             Total Deposits                  372,772      347,573       7.25
             Shareholders' Equity             43,703       40,384       8.22

Ratios       Return on Average Assets           1.06%        0.99%
             Return on Average Equity          10.18         9.82
             Allowance for Loan Losses to
              Loans, Net of Unearned Income     1.37         1.31
             Leverage Capital Ratio             9.84         9.68

Management's Discussion & Analysis of
Financial Condition & Results of Operations

  The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of James River Bankshares, Inc. ("James River" or the "Company") and its subsidiaries for the periods presented. In addition to historical information, the following discussion, as well as certain information appearing elsewhere in this report, contains forward looking statements that are subject to risks and uncertainties that could cause the Company's future results to differ materially from those anticipated in such forward looking statements. These forward looking statements include, but are not limited to, statements regarding management's goals to improve profitability, make strategic acquisitions, prepare the Company for Year 2000, and other future plans, expectations, or goals. Risks and uncertainties that may affect the financial condition and results of operations of the Company include, but are not limited to, general economic and business conditions, competition from banks and other financial service providers, new financial products and services, risks inherent in making loans including repayment risks and changing collateral values, changing trends in customer profiles, technological changes, changes in laws and regulations applicable to James River and its subsidiaries, and risk related to Year 2000, including the risks associated with vendors and their suppliers and risks from customers. Although James River believes that its expectations with respect to any forward looking statements are based upon reasonable assumptions within the limits of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from any future results that may be expressed or implied by forward looking statements.

EARNINGS PERFORMANCE

  James River's net income increased 13% in 1998 to $4.3 million. In 1997, net income was $3.8 million. Diluted net income per share increased 12% in 1998 to $1.14 from $1.02 in 1997. A 3% increase in net interest income and a 46% increase in non-interest income contributed to the higher net income in 1998. Partially offsetting these positive factors was a 6% increase in non-interest expense in 1998.

  Higher net income in 1998 resulted in improved profitability ratios. The return on average assets increased in 1998 to 1.06% from .99% in 1997. The return on average shareholders' equity rose to 10.18% in 1998 from 9.82% in 1997. In addition, the Company's efficiency ratio showed improvement, declining to 65.18% in 1998 from 67.18% in 1997. A decline in the effiency ratio is considered positive as this ratio measures operating expenses as a percent of income (tax-equivalent net interest income plus non-interest income).

  While encouraged by the progress demonstrated in 1998 in these measures of profitability, management recognizes the need for further improvement. Growth initiatives, such as the formation of a new mortgage company and the addition of four new branch offices in 1998, are anticipated to contribute to long-term future profitability, although no assurance can be given in this regard. Because of start-up costs and initial operating expenses, these initiatives had a negative effect on profitability in the fourth quarter of 1998 and are expected to have a similar effect during a portion of 1999.

  Net income in 1997 of $3.8 million represented a 57% increase over 1996 net income of $2.4 million. Diluted net income per share was $1.02 in 1997 compared with $.65 in 1996. The increase in net income in 1997 was attributable partially to $1.3 million of non-recurring expense in 1996 associated with the acquisition of two bank subsidiaries and a one-time assessment by the Federal Deposit Insurance Corporation. In addition, in 1996 the Company incurred expense related to the opening of two new branch offices, the acquisition of three branches from another financial institution, the formation of a new non-bank operations support subsidiary, and the conversion of three bank subsidiaries to a new data processing system. Excluding non-recurring expense from 1996, net income improved 11% in 1997.

NET INTEREST INCOME

Net interest income is the difference between interest income and interest expense and represents the Company's gross profit margin. In 1998, net interest income increased 3% to $15.9 million from $15.4 million in 1997. Both interest income and interest expense increased 4% in 1998 over 1997. The increases in interest income and expense and net interest income were attributable to growth in earning assets and interest bearing liabilities.

  The net interest margin represents tax-equivalent net interest income divided by average earning assets and reflects the effective rate earned by the Company

Management's Discussion & Analysis of
Financial Condition & Results of Operations

on its average earning assets. For comparative purposes, the income from tax-exempt securities and loans is adjusted to a tax-equivalent basis, which results in presenting such income on a comparable basis with fully taxable income. In 1998, the Company's net interest margin decreased to 4.38% from 4.46% in 1997. Yields on earning assets declined to 8.11% in 1998 from 8.24% in 1997, while rates paid on interest-bearing liabilities decreased to 4.66% in 1998 from 4.67% in 1997. Thus, the decline in market interest rates, particularly in the second half of 1998, had a stronger influence on the rates earned on loans and other earning assets than on deposits and other interest-bearing liabilities.

  In 1997, net interest income increased 13% to $15.4 million from $13.7 million in 1996. Interest income grew 9% in 1997, while interest expense increased only 5%. The increase in interest income was attributable partially to an 8% increase in the loan portfolio.

  The net interest margin widened in 1997 to 4.46% from 4.24% in 1996. The tax-equivalent yield on earning assets increased 17 basis points to 8.45% in 1997, while the cost of funds decreased 5 basis points to 4.67%. The two factors that had the strongest influence on the net interest margin were the change in the mix of earnings assets related to loan growth and a decrease in rates paid on deposits.

PROVISION FOR LOAN LOSSES

  The provision for loan losses is the amount charged to expense that is intended to maintain an adequate allowance, or reserve, for loan losses in the future. The amount of the provision for loan losses in any given period is dependent upon a variety of factors including the size, growth, and composition of the loan portfolio, historical and expected loan loss experience, and an analysis of the quality of the loan portfolio and general economic conditions. In 1998, the Company increased its provision for loan losses to $507 thousand from $439 thousand in 1997. In 1996, the provision was $491 thousand. The higher provision in 1998 over 1997 reflected a 6% increase in the loan portfolio, changes in the composition and risk characteristics of the portfolio, concerns over the longevity of the economic expansion, and uncertainty over the possible effects of Year 2000 issues on the ability of borrowers to meet their obligations.

NON-INTEREST INCOME

  Non-interest income includes service charges and other related income from services rendered by the Company. It also includes gains and losses realized from the sale of securities, loans, and fixed assets and other income items. In 1998, non-interest income increased 46% to $2.7 million from $1.9 million in 1997. Service charges on deposit accounts increased 27% to $1.4 million in 1998 from $1.1 million in 1997. Gains realized on the disposition of securities increased to $457 thousand in 1998 compared with $100 thousand in 1997. The higher gains in 1998 resulted principally from the sale of certain equity securities, which produced a gain of $439 thousand. In addition, other non-interest income in 1998 included $128 thousand related to mortgage servicing rights and $84 thousand from the sale of real estate.

  In 1997, non-interest income increased 14% to $1.9 million over $1.7 million recorded in 1996. The increase was attributable primarily to an increase in certain customer charges and fees. In addition, income from the disposition of securities increased $59 thousand in 1997 over 1996.

NON-INTEREST EXPENSE

  Non-interest expense represents the overhead expenses of the Company. In 1998, non-interest expense increased 6% to $12.3 million from $11.6 million in 1997. Salaries and employee benefits increased 7%, occupancy expense increased 15%, and other expense was 5% higher in 1998 compared with 1997. Equipment expense decreased 3% in 1998. Overhead expense increases in 1998 were affected by the formation of a mortgage company, the addition of four new branch offices, and the completion of the Company's new administrative building. These factors are expected to affect overhead expense and prior period comparisons in the first three quarters of 1999. Income generated by the mortgage company and the branches also will affect 1999 results of operations and prior period comparisons.

  In 1997, non-interest expense increased $54 thousand, or .5%, to $11.6 million from $11.5 million in 1996. Salaries and employee benefits increased 19%, occupancy expense increased 7%, and equipment expense was 37% higher in 1997 compared with 1996. Substantially offsetting these increases was a 75% decrease in other expense in 1997. This decrease was attributable to certain non-recurring expense in 1996 as previously described related to acquisition expenses, a Federal Deposit Insurance Corporation special assessment, the addition and acquisition of branch offices, the start-up of an operations support subsidiary, and computer related conversion costs.

INCOME TAXES

  Income tax expense in 1998 was $1.6 million, or 7% above $1.5 million recorded in 1997. In 1996, income tax expense was $908 thousand. The increases in expense

Management's Discussion & Analysis of
Financial Condition & Results of Operations

in 1998 and 1997 related primarily to higher taxable income. The effective tax rates in 1998, 1997, and 1996 were 27.03%, 28.20%, and 27.32% respectively.

FINANCIAL CONDITION

  The Company's financial condition is measured in terms of its asset and liability composition, asset quality, capital resources, and liquidity. At December 31, 1998, total assets were $420 million, or 8% higher than the year earlier total of $390 million. Average assets in 1998 of $405 million were 5% above the year earlier average of $386 million. The addition of four branch offices contributed to the growth of assets at year-end 1998.

LOANS

  Loans, net of unearned income, at year-end 1998 totaled $276 million, or 5% above the year earlier total of $263 million. Loans averaged $273 million in 1998 and $259 million in 1997. Loan growth in 1998 was concentrated principally in real estate loans and construction loans.

INVESTMENTS

  At December 31, 1998, investment securities totaled $89 million, or 7% above the year earlier total of $83 million at December 31, 1997. In 1998, however, investment securities averaged 7% lower than in 1997. The higher total at year-end 1998 resulted from balance sheet growth late in the year and the re-deployment of funds from short-term investments. In 1998, the portfolio produced a tax-equivalent yield of 6.7% compared with 6.8% in 1997. At year-end, 92.1% of all securities were rated "A" or better or were issued by the U.S. Government or its agencies.

DEPOSITS

  Total deposits increased 7% to $373 million at year-end 1998 compared with $348 million one year earlier. Average deposits increased 4% in 1998 to $358 million compared with the 1997 average of $343 million. Interest checking, which was $21 million higher, accounted for the greatest portion of the year-end increase.

ASSET QUALITY

  The Company strives to maintain asset quality by emphasizing strong credit underwriting and by monitoring the portfolio's repayment performance, among other measures. The Company maintains an allowance for loan losses that it believes is sufficient to absorb losses that might be incurred. In determining the adequacy of the allowance for loan losses, management considers the size and composition of the loan portfolio, historical loss experience, economic conditions, the value and adequacy of collateral and guarantors, and the current level of the allowance. In addition, consideration is given to potential losses associated with non-accrual loans, impaired loans, and delinquent loans. Management believes that the allowance for loan losses is maintained at a sufficient level to provide for potential losses in the portfolio.

  At December 31, 1998, the allowance totaled $3.8 million, or 1.37% of loans. The allowance totaled $3.5 million, or 1.31% of loans at the end of 1997. Net loans charged off were $137 thousand in 1998 and $158 thousand in 1997. The ratio of net charged off loans to average loans was .05% in 1998, .06% in 1997, and .09% in 1996. Non-performing loans as a percent of total loans at year-end were .14%, .34%, and .12% in 1998, 1997, and 1996, respectively. Additional information concerning impaired loans and the allowance for loan losses is contained in Note 4 of the Notes to Consolidated Financial Statements.

SHAREHOLDERS' EQUITY AND CAPITAL RESOURCES

  Shareholders' equity at year-end 1998 was $43.7 million, or 8% higher than the year earlier total of $40.4 million. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, shareholders' equity includes an adjustment for the increase in the market value of securities available for sale, net of deferred taxes. The amounts were $804 thousand and $786 thousand at year-end 1998 and 1997, respectively. In 1998, shareholders' equity averaged $42.3 million, which was 9% above the 1997 average of $38.7 million.

  Federal banking law sets forth certain regulatory capital requirements that apply to the Company and its banking subsidiaries. Within the framework established by this law, the Company and its banking subsidiaries qualify for

Management's Discussion & Analysis of
Financial Condition & Results of Operations

the classification "well capitalized," which is the highest regulatory classification. At year-end 1998, the Company's regulatory capital ratios were as follows: Tier 1 Capital to Risk Weighted Assets - 15.6%; Total Capital to Risk Weighted Assets - 16.9%; and Tier 1 Capital to Quarterly Average Assets (leverage ratio) - 9.8%. Additional information concerning regulatory capital requirements is contained in Note 8 of the Notes to Consolidated Financial Statements. At December 31, 1998 and 1997, the Company's equity to asset ratio was 10.4%.

  The Company's common stock is traded on the NASDAQ Stock Market's National Market System under the trading symbol JRBK. At December 31, 1998, the book value of a share of common stock was $11.74 compared with the year earlier book value of $11.00. Cash dividends paid on the Company's common stock totaled $1.6 million in 1998 and $1.4 million in 1997. In the fourth quarter of 1998, the Company's board of directors increased the quarterly cash dividend 20% to $.12 per share from $.10 per share. On an annualized basis, the cash dividend following the increase was $.48 per share.

LIQUIDITY AND MARKET RISK

  Liquidity in a banking company measures the ability of the company to generate sufficient cash to meet its daily obligations, pay dividends to shareholders, and to provide funds for customer's demands for loans and deposit withdrawals without impairing profitability. To meet these needs, the Company maintains cash reserves and readily marketable investment securities in addition to regular fund flows provided from loan repayments and maturing securities. Funds also can be obtained through increasing deposits or short-term borrowings and through the banks' borrowing privileges at the Federal Reserve and the Federal Home Loan Bank. In addition, the Company has a $1 million line of credit available. At year-end 1998, the Company's federal funds sold and interest-bearing deposits totaled $22.8 million, and securities with maturities of one year or less totaled $6.0 million. The Company has no long term debt. Management believes that its liquidity is adequate to meet its projected needs.

  A related concern of liquidity management is interest rate sensitivity. Changes in interest rates may affect funding requirements, the liquidity of certain assets, and, potentially, the income stream of the Company. The Company currently uses traditional asset and liability management techniques to manage its interest rate risk. As such, it monitors the difference, or gap, between the volume of interest sensitive assets and liabilities that will mature or reprice over various time intervals. At December 31, 1998, the Company had $80.7 million more in liabilities than assets that mature or reprice within three months or less, and, therefore, was in a liability sensitive position. In a period of declining interest rates, this position could have a positive impact on the Company's earnings. Conversely, in a rising rate environment a liability sensitive position could adversely affect earnings. In either scenario, certain repricing decisions are within management's discretion and can influence actual results.

  Another method for measuring interest rate sensitivity is to analyze the potential gain or loss in fair values of interest rate sensitive instruments. The Company's analysis assumes a hypothetical interest rate shock of an instantaneous change in interest rates of 200 basis points up and down. A present value computation is used in determining the effect of the hypothetical interest rate changes on the fair value of interest sensitive assets and liabilities. Computations of prospective effects of these hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments, and deposit decay. The results of the analyses should not be relied upon as indicative of actual results. The computations do not contemplate actions that could be undertaken by management in response to changes in interest rates. In addition, certain shortcomings, which could affect the actual values of interest sensitive assets and liabilities, are inherent in this method of analysis. Given these and other limitations of the analysis, if interest rates increased or decreased 200 basis points instantaneously, the net fair value of interest sensitive instruments would decrease $5.4 million and increase $5.2 million, respectively. The above analysis uses standard present value methodology and makes assumptions regarding balance sheet growth and mix, market interest rate levels, and pricing spreads based on instrument type.

  The Company is not engaged in investment strategies involving derivative financial instruments. Asset and liability management is conducted without the

Management's Discussion & Analysis of
Financial Condition & Results of Operations

use of forward-based contracts, options, swap agreements, or other synthetic financial instruments.

BUSINESS COMBINATIONS

  On March 1, 1996, the Company acquired First Colonial Bank (previously First Colonial Bank, FSB) and James River Bank/Colonial (previously Bank of Isle of Wight) in separate transactions. The Company issued a total of 914,941 shares of its common stock to the shareholders of the two companies. At March 1 1996, First Colonial Bank had total assets of approximately $137 million and shareholders' equity of approximately $8.3 million. At March 1, 1996, James River Bank/Colonial had total assets of approximately $33 million and shareholders' equity of approximately $3.3 million. Both acquisitions were accounted for as pooling of interests transactions and are explained more fully in Note 12 of the Notes to Consolidated Financial Statements.

  On February 17, 1999, the Company entered into a definitive merger agreement with State Bank of Remington, Inc. ("State Bank"). Under the terms of the agreement, State Bank would become a wholly owned subsidiary of the Company. The merger agreement provides for the Comany to exchange 2.9 shares of its common stock for each of the approximately 291,000 shares of State Bank common stock. Among other conditions, the transaction is subject to shareholder and regulatory approval. The merger is expected to qualify as a tax-free exchange and to be accounted for as a pooling of interests.

ACCOUNTING RULE CHANGES

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative information embedded in other contracts (collectively referred to as derivatives), and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement is effective for all fiscal quarters or fiscal years beginning after June 15, 1999. Management will assess the impact, if any, on the Company's financial statements.

  The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities," in April 1998. The SOP requires such costs to be expensed as incurred, instead of being capitalized and amortized. It applies to start-up activities and costs of organization of both development stage and established operating entities, and it changes existing practice for some industries. The SOP broadly defines start-up activities as those one-time activities that relate to the opening of a new facility, introduction of a new product or service, doing business in a new territory, initiating a new process in an existing facility, doing business with a new class of customer or beneficiary, or commencing some new operation. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. It is not expected to materially affect the Company's financial condition or results of operations.

  The AICPA issued SOP 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The SOP requires entities to capitalize certain internal-use software costs once certain criteria are met. Generally, internal costs with respect to software configuration and interface, coding, installation to hardware, testing (including parallel processing), and data conversion costs allowing access of old data by new systems should be capitalized. All other data conversion costs, training, application maintenance, and ongoing support activities should be expensed. The Company will adopt this SOP in 1999 and does not expect it to have a material effect on the Company's financial condition or results of operations.

YEAR 2000 PROJECT

STATE OF READINESS

  In its evaluation of Year 2000 readiness, James River Bankshares and its subsidiaries have examined their internal information technology systems, environmental systems, and other non-information technology products and date sensitive issues. In addition James River has communicated with suppliers and significant customers to determine their state of readiness.

  James River's original Year 2000 Plan, which was approved in the fall of 1997 by the Board of Directors, detailed the phases involved in the management of the

Management's Discussion & Analysis of
Financial Condition & Results of Operations

year 2000 project, and, with some modifications, James River is on target with the original dates projected for each phase of the project. The Company's management, its board of directors, and the management and boards of the Company's subsidiary banks receive updates at least quarterly, and more frequently as needed, regarding progress and activities related to the Year 2000 Plan. The phases and timetable for completion are described below.

     o    Awareness Phase-Completed third quarter 1997;
     o    Assessment Phase-Completed first quarter 1998;
     o Renovation Phase-No significant renovation to existing systems expected;
     o Validation Phase-Testing currently on-going, to be completed by first quarter 1999; and
     o    Implementation Phase-Completion no later than first quarter 1999.


  In the third quarter of 1998, James River, entered into an agreement with SBS Data Services, Inc. under which SBS will perform the data processing function for James River. The decision to outsource this function was a business decision and was not driven by Year 2000 issues or concerns about our ability to process in the new century. SBS provides data processing services to many other banking companies and is subject to examination by Federal banking authorities. SBS utilizes the same computer hardware and software used by James River and has provided the Company with Year 2000 compliance certifications. The conversion was completed in January 1999. Because of the timing of the conversion, testing of the mainframe applications was delayed beyond year-end 1998 as scheduled. James River and SBS have established a test plan in accordance with Federal Financial Institutions Examination Council ("FFIEC") guidelines. The tests are expected to be completed during the first quarter of 1999.

  In the validation phase currently in progress, testing has been performed or is scheduled to be performed on the hardware and software for "mission critical" systems and for all other software applications and hardware as well. Also, testing is scheduled to be performed or has been performed on all environmental systems, including security systems, heating and air conditioning units, and vault timers, among others. Testing has been completed on all personal computers and software applications. Such software testing included software for processing new deposit accounts and loans, as well as merchant credit card terminals. The testing did not result in any determinable Year 2000 difficulties. A review of vault mechanisms also has been completed. The review determined that vault timers do not have embedded chips and are not dependent on electrical or other sources of power. Consequently, no difficulty is expected with the vaults. Reviews of security systems reveal that such systems have battery back-up capabilities in the event of power failure. Battery testing will be undertaken near year-end. In addition, ATM hardware is being evaluated for Year 2000 readiness. Because of the age of some of the equipment, vendors have been contacted to determine readiness.

  Several significant outside systems that James River is dependent upon are provided by the Federal Reserve Bank of Richmond. Testing of these systems was delayed as the result of an internal reorganization of the accounting and operations functions to provide adequate testing of the systems that will be in place at Year 2000. Testing on these applications began in the last week of January 1999 and continued through mid-February. The testing revealed no difficulties with processing in Year 2000.

  In addition, James River relies upon outside sources for investment securities accounting and custodial services and stock transfer services. In each case, James River has been provided with information regarding Year 2000 readiness and plans testing of these services in the first quarter of 1999. James River also relies upon SBS for disaster recovery services for its data processing at a back-up facility. James River plans to conduct its own testing of the disaster recovery capabilities in the first quarter of 1999.

  In 1998, James River's subsidiary banks completed an assessment of large commercial loan customers for compliance with Year 2000 issues, and are preparing a second written communication to all customers regarding the status of the Company's Year 2000 efforts. James River is committed to customer awareness for Year 2000. The Company's newsletter, as well as training sessions, are utilized to keep employees informed. In addition, the Company initiated a communications program directed at employees and customers that will provide written information regarding Year 2000 issues and Company contact information at each of the Company's locations.

Management's Discussion & Analysis of
Financial Condition & Results of Operations

  James River's efforts to address Year 2000 issues are subject to guidelines established by the FFIEC. Consequently, the Company's plan and its progress in implementing that plan are subject to periodic examination by the Federal Reserve Bank of Richmond.

THE COSTS TO ADDRESS THE COMPANY'S
YEAR 2000 ISSUES

  At this stage, James River has incurred no material incremental costs related to Year 2000. Research still supports the belief that any costs for meeting the Year 2000 requirements will be insignificant. The Company's projections for this project stand at $50,000, which is unchanged from the Company's previous estimate. In addition, a non-cash charge of approximately $61,000 will be incurred in 1999 to maintain back-up computer capabilities.

THE RISKS OF THE COMPANY'S
YEAR 2000 ISSUES

  James River is subject to a variety of Year 2000 risks for which there are no means to measure, test, or control. One such risk is that suppliers or vendors upon whom James River depends will not be Year 2000 ready. James River also is subject to difficulties experienced by local governments and businesses and those on a state or national level that could have ramifications upon the Company and/or that of significant customers or suppliers.

  Another significant risk to the Company for Year 2000 is the failure of one or more business entities that have considerable loan volume with one or more of our subsidiary banks. To assess that risk, James River recently completed a survey of its large commercial loan customers to determine their ability to continue successfully past the century date change. Preliminary results of this process showed no significant risks. James River will continue to analyze those customers and their efforts to comply with the requirements of Year 2000 for their business systems. Loan agreements allow the subsidiary banks to monitor these businesses and their financial performance to ensure their on-going preparedness for Year 2000.

THE COMPANY'S CONTINGENCY PLANS

  James River continues to evaluate contingency plans with respect to the Year 2000. The manual processing of teller work as well as other transactions such as loan payments, general ledger entries, etc. will be the focus of the Company's contingency plan. In 1999, the Company will evaluate the need for training to implement this aspect of the contingency plan. In addition, the disaster recovery plans of each subsidiary will be reviewed in 1999 in terms of Year 2000 issues. Also, in conjunction with its decision to enter into the data processing agreement with SBS, James River decided to retain and maintain its current mainframe computer as part of its contingency back-up plan.

  Another issue that the subsidiary banks will address is the adequacy of liquidity and related security concerns. Through various media, the public has been cautioned to maintain above normal levels of cash. To meet expected cash requirements and other liquidity needs, the subsidiary banks plan to establish borrowing privileges at the Federal Reserve and the Federal Home Loan Bank. In conjunction with the anticipated above normal cash needs, the Company and the subsidiary banks are reviewing insurance coverage and security measures that may be necessary.

Five Year Financial Summary

(Dollars in thousands, except per share data)
Years ended December 31,            1998           1997           1996          1995           1994
----------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
  Interest Income                $  30,641      $ 29,607      $  27,224     $  22,797     $   20,605
  Interest Expense                  14,712        14,197         13,560        11,137          9,714
----------------------------------------------------------------------------------------------------
  Net Interest Income               15,929        15,410         13,664        11,660         10,891
  Provision for Loan Losses            507           439            491           342            593
----------------------------------------------------------------------------------------------------
  Net Interest Income after
    Provision for Loan Losses       15,422        14,971         13,173        11,318         10,298
  Non-Interest Income                2,745         1,885          1,655         1,240          1,808
  Non-Interest Expense              12,262        11,557         11,503         8,319          7,538
----------------------------------------------------------------------------------------------------
  Income Before Income Taxes         5,905         5,299          3,325         4,239          4,568
  Income Taxes                       1,596         1,494            908         1,146          1,066
----------------------------------------------------------------------------------------------------
  Net Income                     $   4,309     $   3,805      $   2,417     $   3,093     $    3,502
----------------------------------------------------------------------------------------------------

PER SHARE DATA*
  Net Income - Basic             $    1.16     $     1.04     $    0.66     $    0.85     $     1.01
  Net Income - Diluted                1.14           1.02          0.65          0.84           1.00
  Cash Dividends                      0.42           0.37          0.35          0.29           0.25
  Book Value at Period End           11.74          11.00         10.20         10.04           9.02
  Tangible Book Value at Period End  11.53          10.78          9.45         10.00           8.97

BALANCE SHEET DATA
  Total Assets                  $  419,820     $ 390,076      $ 381,608     $ 326,280     $  306,148
  Loans, Net                       275,491       260,476        240,913       206,516        174,983
  Securities                        89,017        83,025        103,486        85,974         97,003
  Deposits                         372,772       347,573        342,332       287,364        270,906
  Shareholders' Equity              43,703        40,384         37,603        36,885         32,473

PERFORMANCE RATIOS
  Return on Average Assets            1.06%         0.99%          0.67%         1.01%          1.19%
  Return on Average Shareholders'
    Equity                           10.18          9.82           6.71          8.97          11.15
  Efficiency Ratio                   65.18         67.18          77.79         65.56          63.04
  Net lnterest Margin                 4.38          4.46           4.24          4.20           4.08

CREDIT QUALITY RATIOS
  Allowance for Loan Losses to
    Non-Performing Loans            981.28%        385.40%     1,091.41%        388.05%        165.60%
  Allowance for Loan Losses to
    Non-Performing Assets           585.17         235.17        687.45         385.98         126.87
  Allowance for Loan Losses to
    Year-End Loans, Net of
    Unearned Income                   1.37           1.31          1.30           1.38           1.51
  Net Charged-off Loans to Average
    Loans, Net of Unearned Income     0.05           0.06          0.09           0.06           0.09

CAPITAL AND LIQUIDITY RATIOS
  Leverage                            9.84%          9.68%         9.68%         11.78%         11.38%
  Risk Based:
    Tier 1 Capital                   15.62          14.71         16.05          22.17          20.12
    Total Capital                    16.88          15.96         17.30          23.42          21.73
  Average Loans to
    Average Deposits                 76.30          75.43         71.02          71.48          65.20
  Average Shares Outstanding*
    Basic                        3,703,458      3,675,201     3,676,034      3,656,148      3,477,177
    Diluted                      3,789,155      3,733,214     3,737,057      3,702,564      3,488,631
-----------------------------------------------------------------------------------------------------

* Restated to reflect three-for-two stock split in the form of a stock dividend in November 1997.

Report of Independent Auditors

The Board of Directors and Shareholders
James River Bankshares, Inc.
Suffolk, Virginia

  We have audited the accompanying consolidated balance sheets of James River Bankshares, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James River Bankshares, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ GOODMAN & COMPANY, L.L.P.
-------------------------------
GOODMAN&COMPANY, L.L.P.
Certified Public Accountants


131 Temple Lake Drive, Suite One
Colonial Heights, Virginia 23834
January 28, 1999, except for Notes 1 and 17, as to which the date is February 17, 1999.

Consolidated Balance Sheets

(Dollars in thousands, except per share data)
December 31,                                                              1998              1997
----------------------------------------------------------------------------------------------------
ASSETS

Cash and due from banks                                                $   14,268        $   14,087
Interest bearing deposits with banks                                       12,031             2,720
Federal funds sold                                                         10,809            14,382
Securities available-for-sale, at fair value                               80,155            71,952
Securities held-to-maturity, at amortized cost (fair value
   approximates $9,090 and $11,244 at
   December 31, 1998 and 1997)                                              8,862            11,074
Loans, net of allowance for loan losses                                   271,892           259,687
Loans held for sale, net                                                    3,599               789
Accrued interest receivable                                                 2,970             2,939
Premises and equipment, net                                                10,137             7,480
Intangible assets, net                                                      2,342             2,503
Other assets                                                                2,755             2,463
----------------------------------------------------------------------------------------------------
                                                                       $  419,820        $  390,076
----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
   DEPOSITS:
   NON-INTEREST BEARING                                                $   46,805        $   46,490
   INTEREST BEARING                                                       325,967           301,083
----------------------------------------------------------------------------------------------------
     TOTAL DEPOSITS                                                       372,772           347,573
   ACCRUED INTEREST PAYABLE                                                   810               752
   OTHER LIABILITIES                                                        2,535             1,367
----------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                    376,117           349,692
----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
   PREFERRED STOCK, $5 PAR VALUE PER SHARE
     (2,000,000 SHARES AUTHORIZED; NONE ISSUED)                                 -                 -
   COMMON STOCK, $5 PAR VALUE PER SHARE (10,000,000
     SHARES AUTHORIZED; 3,721,348 AND 3,672,557 SHARES
     ISSUED AND OUTSTANDING AT DECEMBER 31, 1998 AND
     1997, RESPECTIVELY)                                                   18,607            18,363
   ADDITIONAL PAID-IN-CAPITAL                                               3,878             3,572
   RETAINED EARNINGS                                                       20,414            17,663
   ACCUMULATED OTHER COMPREHENSIVE INCOME                                     804               786
----------------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                                            43,703            40,384
----------------------------------------------------------------------------------------------------
                                                                       $  419,820        $  390,076
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Income

(Dollars in thousands, except per share data)
Years Ended December 31,                                 1998              1997             1996
---------------------------------------------------------------------------------------------------
Interest income
   Loans                                               $  24,447        $   23,473        $  20,449
   Investment securities:
    Taxable                                                3,888             4,414            4,980
    Exempt from federal income taxes                       1,197             1,184            1,285
   Federal funds sold and other                            1,109               536              510
----------------------------------------------------------------------------------------------------
      Total interest income                               30,641            29,607           27,224
----------------------------------------------------------------------------------------------------
Interest expense
   Deposits                                               14,665            14,157           13,531
   Federal funds purchased and other                          47                40               29
----------------------------------------------------------------------------------------------------
      Total interest expense                              14,712            14,197           13,560
----------------------------------------------------------------------------------------------------

Net interest income                                       15,929            15,410           13,664

Provision for loan losses                                    507               439              491
----------------------------------------------------------------------------------------------------

Net interest income after provision for
    loan losses                                           15,422            14,971           13,173
----------------------------------------------------------------------------------------------------

Non-interest income
   Service charges on deposit accounts                     1,399             1,099            1,089
   Other fees and commissions                                478               482              362
   Net realized gains on disposition
    of securities                                            457               100               41
   Other income                                              411               204              163
----------------------------------------------------------------------------------------------------
      Total non-interest income                            2,745             1,885            1,655
----------------------------------------------------------------------------------------------------
Non-interest expense
   Salaries and employee benefits                          6,673             6,232            5,254
   Occupancy expense                                         871               756              704
   Equipment                                                 906               932              680
   Other expense                                           3,812             3,637            4,865
----------------------------------------------------------------------------------------------------
      Total non-interest expense                          12,262            11,557           11,503
----------------------------------------------------------------------------------------------------

Income before income taxes                                 5,905             5,299            3,325

Provision for income taxes                                 1,596             1,494              908
----------------------------------------------------------------------------------------------------

Net income                                             $   4,309        $    3,805        $   2,417
----------------------------------------------------------------------------------------------------

Net income per common share
   Basic                                               $    1.16        $     1.04        $    0.66
   Diluted                                             $    1.14        $     1.02        $    0.65
----------------------------------------------------------------------------------------------------

Weighted average number of shares
   outstanding during the year
   Basic                                               3,703,458         3,675,201        3,676,034
   Diluted                                             3,789,155         3,733,214        3,737,057
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in thousands, except share data)
Years Ended December 31, 1998, 1997 and 1996

                                                                                         ACCUMULATED
                                         SHARES OF                                           OTHER
                                          COMMON    COMMON     ADDITIONAL    RETAINED    COMPREHENSIVE
                                           STOCK     STOCK   PAID-IN-CAPITAL EARNINGS       INCOME      TOTAL
--------------------------------------------------------------------------------------------------------------
Balance - December 31, 1995              2,448,693  $12,244     $  3,447      $20,487      $    707    $36,885
Comprehensive income:
 Net income                                      -        -            -        2,417             -      2,417
 Change in unrealized gains and
  losses on securities available-for-sale,
  net of taxes                                   -        -            -            -          (445)     (445)
Transfer of held-to-maturity securities
 to available-for-sale, net of taxes,
 in conjunction with business
 combinations                                    -        -            -            -           (99)      (99)
--------------------------------------------------------------------------------------------------------------
   Total comprehensive income                    -        -            -            -             -      1,873
--------------------------------------------------------------------------------------------------------------
Common stock issued                          9,257       46           74            1             -        121
Cash dividends declared ($0.35 per
 share)                                          -        -            -       (1,276)            -     (1,276)
--------------------------------------------------------------------------------------------------------------

Balance - December 31, 1996              2,457,950   12,290        3,521       21,629           163     37,603
Comprehensive income:
 Net income                                      -        -            -        3,805             -      3,805
 Change in unrealized gains and
  losses on securities available-for-sale,
  net of taxes                                   -        -            -            -           623        623
--------------------------------------------------------------------------------------------------------------
   Total comprehensive income                    -        -            -            -             -      4,428
--------------------------------------------------------------------------------------------------------------
Common stock issued                          1,699        9           27            -             -         36
ESOP termination                           (18,352)     (92)           -         (281)            -       (373)
Stock options exercised                      7,783       39           27            -             -         66
Cash paid in lieu of fractional
 shares                                       (209)      (1)          (3)           -             -         (4)
Cash dividends declared ($0.37 per
 share)                                          -        -            -       (1,372)            -     (1,372)
Stock split effected in the form
 of a stock dividend                     1,223,686    6,118            -       (6,118)            -          -
--------------------------------------------------------------------------------------------------------------

Balance - December 31, 1997              3,672,557   18,363        3,572       17,663           786     40,384
Comprehensive income:
 Net income                                      -        -            -        4,309             -      4,309
 Change in unrealized gains and
  losses on securites available-for-sale,
  net of taxes                                   -        -            -            -            18         18
--------------------------------------------------------------------------------------------------------------
   Total comprehensive income                    -        -            -            -             -      4,327
--------------------------------------------------------------------------------------------------------------
Common stock issued                          1,681        9           26            -             -         35
Stock options exercised                     47,110      235          280            -             -        515
Cash dividends declared ($0.42 per
 share)                                          -        -            -       (1,558)            -     (1,558)
--------------------------------------------------------------------------------------------------------------

Balance - December 31, 1998              3,721,348  $18,607     $  3,878      $20,414      $    804    $43,703
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)
Years Ended December 31,                                 1998              1997             1996
---------------------------------------------------------------------------------------------------
Cash flows from operating activities
    Net income                                         $   4,309         $   3,805        $   2,417
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Provision for loan losses                            507               439              491
        Depreciation and amortization                      1,227             1,248              857
        Gain on disposition of securities                   (457)             (100)             (41)
        Gain on sale of loans                                (63)              (32)             (56)
        Gain on sale of fixed assets                         (84)                -                -
        Changes in:
          Loans held for sale                             (2,747)              435              291
          Interest receivable                                (31)              185             (346)
          Other assets                                      (416)               65             (989)
          Interest payable                                    58               140              193
          Other liabilities                                  449               307             (552)
---------------------------------------------------------------------------------------------------
      Net cash provided by operating activities            2,752             6,492            2,265
---------------------------------------------------------------------------------------------------

Cash flows from investing activities
    Proceeds from dispositions of available-
      for-sale securities                                 32,233            25,473           29,666
    Purchase of available-for-sale securities            (39,962)           (5,136)         (49,341)
    Redemption of held-to-maturity securities              2,211             1,391            2,631
    Purchase of held-to-maturity securities                    -              (255)          (1,235)
    Net increase in loans                                (12,808)          (20,841)         (35,123)
    Purchase of property and equipment                    (3,555)             (335)          (2,475)
    Proceeds from sale of property and equipment             138               360                -
    Net cash and cash equivalents received
      in acquisition of branches                               -                 -           30,484
---------------------------------------------------------------------------------------------------
      Net cash provided by (used in)
        investing activities                             (21,743)              657          (25,393)
---------------------------------------------------------------------------------------------------

Cash flows from financing activities
    Cash dividends paid                                   (1,558)           (1,372)          (1,276)
    Net increase in deposits                              25,199             5,241           20,633
    Issuance of stock                                        550               102              126
    Common stock repurchased                                   -              (373)               -
    Purchase of fractional shares                              -                (4)              (5)
    Proceeds from short-term borrowings                      719                 -                -
---------------------------------------------------------------------------------------------------
      Net cash provided by financing activities           24,910             3,594           19,478
---------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
    cash equivalents                                       5,919            10,743           (3,650)

Cash and cash equivalents - beginning                     31,189            20,446           24,096
---------------------------------------------------------------------------------------------------

Cash and cash equivalents - ending                     $  37,108         $  31,189        $  20,446
---------------------------------------------------------------------------------------------------

Cash paid during the year for:
    Interest                                           $  14,745         $  14,057        $  13,366
---------------------------------------------------------------------------------------------------
    Income taxes                                       $   1,837         $   1,426        $   1,449
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  James River Bankshares, Inc. ("the Company") is a Virginia multi-bank holding company headquartered in Suffolk, Virginia that commenced operations June 1, 1995. The Company owns James River Bank, Waverly, Virginia; Bank of Suffolk, Suffolk, Virginia; First Colonial Bank, Hopewell, Virginia; James River Bank/Colonial, Smithfield, Virginia (collectively the "Banking Subsidiaries"); and Family Finance Corporation, a consumer loan company, Family Finance of Virginia, Inc., a consumer equity lender, and James River Support, Inc., an EDP operation center. In addition, James River Bank owns Mortgage Company of James River, Inc., which is a residential mortgage loan company formed in the fourth quarter of 1998. The Banking Subsidiaries operate twenty-four banking offices in southeastern Virginia. The Company's primary source of revenue is providing loans to customers who are predominantly small and middle-market businesses and individuals.

PRINCIPLES OF CONSOLIDATION AND
BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of James River Bankshares, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation. The consolidation has been prepared using the pooling of interests method of accounting. All information included in the financial statements has been combined as if mergers had occurred at the earliest date presented. Certain previously reported amounts have been reclassified to conform to current presentations.

POOLING OF INTERESTS TRANSACTIONS

  Effective March 1, 1996, in two separate transactions, the Company merged with First Colonial Bank, FSB, a federal-chartered savings bank, and Bank of Isle of Wight (renamed James River Bank/Colonial in 1998), a Virginia state-chartered bank. Each of the 1,244,895 outstanding shares of First Colonial Bank, FSB common stock was converted to .4816 shares of the Company's stock, and each of the 78,850 outstanding shares of Bank of Isle of Wight common stock was converted to four shares of the Company's stock.

CASH AND CASH EQUIVALENTS

  For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions, cash and due from banks, interest bearing deposits with banks, and Federal funds sold.

  The Company is required to maintain reserves with the Federal Reserve Bank. The aggregate daily average reserves required for the final reporting period in the years ended December 31, 1998 and 1997 were $1,436,000 and $1,153,000, respectively.

INVESTMENT SECURITIES

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

  Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. If a loan or a portion of a loan is classified as

Notes to Consolidated Financial Statements

doubtful or is partially charged off, the loan is classified as non-accrual. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearage) are reasonably assured of repayment.

  While a loan is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal generally are applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis.

ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. The adequacy of the allowance for loan losses is periodically evaluated by the Company in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the allowance is based on a review of the Company's historical loss experience, known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies also are considered. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

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

EARNINGS PER COMMON SHARE

  The Company adopted SFAS No. 128, "Earnings per Share," on December 31, 1997. This Statement establishes standards for computing and presenting earnings per share (EPS). This Statement supersedes standards previously set in APB Opinion

Notes to Consolidated Financial Statements

No. 15, "Earnings per Share." The Statement requires dual presentation of basic and diluted EPS on the face of the income statement, and it requires a reconciliation of the numerator and denominator of basic EPS with the numerator and denominator of the diluted EPS computation.

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

  This Statement is effective for financial statements issued for periods ending after December 15, 1997. In accordance with the requirements of the Statement, all prior period EPS data have been restated to reflect the change in reporting requirements.

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

  Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions and other factors.

COMPREHENSIVE INCOME

  On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is displayed in the Company's Consolidated Statements of Changes in Shareholders' Equity. The Company's comprehensive income includes net income and net unrealized gains or losses on available-for-sale securities. The adoption of SFAS No. 130 had no effect on the Company's net income or shareholders' equity.

SEGMENT INFORMATION

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about a company's operating segments. For calendar year companies, this reporting is first required in 1998. Although financial condition and results of operations for each subsidiary bank are continually monitored, management believes that its Banking Subsidiaries have products, services, and economic prospects so similiar that segment information is not currently relevant.

Notes to Consolidated Financial Statements

NOTE 2 - INVESTMENT SECURITIES

  The carrying amount of securities and their approximate fair values at December 31 were as follows:


                                                  Gross        Gross
                                    Amortized   Unrealized   Unrealized    Fair
    (In thousands)                    Cost        Gains        Losses      Value
----------------------------------------------------------------------------------
    Available-for-Sale Securities:

    December 31, 1998
    U.S. Government and
      agency securities             $49,738      $   566      $    93      $50,211
    State and municipal securities   25,543          716            8       26,251
    Other debt securities               609           15            -          624
    Equity securities                 3,047           26            4        3,069
----------------------------------------------------------------------------------
                                    $78,937      $ 1,323      $   105      $80,155
----------------------------------------------------------------------------------

    December 31, 1997
    U.S. Government and
      agency securities             $43,410      $   330      $   205      $43,535
    State and municipal securities   23,756          562           17       24,301
    Other debt securities             1,110           14            -        1,124
    Equity securities                 2,488          504            -        2,992
----------------------------------------------------------------------------------
                                    $70,764      $ 1,410      $   222      $71,952
----------------------------------------------------------------------------------

    Held-to-Maturity Securities:

    December 31, 1998
    State and municipal securities  $ 1,490      $    45      $     -      $ 1,535
    Other debt securities             7,372          183            -        7,555
----------------------------------------------------------------------------------
                                    $ 8,862      $   228      $     -      $ 9,090
----------------------------------------------------------------------------------

    December 31, 1997
    State and municipal securities  $ 1,490      $    26      $     -      $ 1,516
    Other debt securities             9,584          174           30        9,728
----------------------------------------------------------------------------------
                                    $11,074      $   200      $    30      $11,244
----------------------------------------------------------------------------------

  Equity securities include restricted investments of $2,398,000 and $1,932,000 at December 31, 1998 and 1997, respectively. These securities do not have a readily determinable fair value and lack a market. Therefore, they are carried at cost and periodically evaluated for impairment.

  The scheduled maturities of securities held-to-maturity and securities available-for-sale at December 31, 1998 were as follows:

                                     Securities Held-to-Maturity      Securities Available-for-Sale
                                     --------------------------       ----------------------------
                                     Amortized            Fair          Amortized           Fair
(In thousands)                         Cost              Value            Cost              Value
---------------------------------------------------------------------------------------------------
    Due in one year or less         $        -        $         -       $     5,910      $    5,955
    Due from one to five years           1,055              1,082            42,288          42,964
    Due from five to ten years             435                453            18,794          19,181
    Due after ten years                  7,372              7,555             8,898           8,986
    Equity securities                        -                  -             3,047           3,069
---------------------------------------------------------------------------------------------------
                                    $     8,862       $     9,090       $    78,937      $   80,155
---------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

  Investment securities with a carrying amount of approximately $16,019,000 at December 31, 1998 and $15,174,000 at December 31, 1997 were pledged to secure public deposits.

  Gross realized gains and losses on dispositions of securities available-for-sale were as follows:

    (In thousands)
    Available-for-Sale                 1998        1997         1996
--------------------------------------------------------------------------------
    Gross realized gains            $  474        $ 165       $   103
    Gross realized losses              (17)         (65)          (62)
--------------------------------------------------------------------------------
       Net realized gain            $  457        $ 100       $    41
--------------------------------------------------------------------------------

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

    (In thousands)
    Fair market value at date of transfer                           $ 9,095
    Amortized cost                                                    9,245
--------------------------------------------------------------------------------
      Unrealized loss                                                  (150)
--------------------------------------------------------------------------------
    Related income tax effect                                            51
--------------------------------------------------------------------------------
      Net decrease to shareholders' equity                          $   (99)
--------------------------------------------------------------------------------

NOTE 3 - COMPONENTS OF COMPREHENSIVE INCOME

  Comprehensive income consists of the following for the years ended December
31:

    (In thousands)                     1998            1997           1996
--------------------------------------------------------------------------------
    Net income                      $  4,309        $  3,805       $   2,417
    Other comprehensive income            18             623            (544)
--------------------------------------------------------------------------------
                                    $  4,327        $  4,428       $   1,873
--------------------------------------------------------------------------------

  The components of other comprehensive income and related tax effects for the years ended December 31 are as follows:

    (In thousands)                         1998         1997           1996
--------------------------------------------------------------------------------
    Unrealized gains (losses) on
     available-for-sale-securities       $  487        $  852       $  (695)
    Transfer of held-to-maturity
     securities to available-for-sale         -            -            (99)
    Reclassification adjustment for
     gains realized in income               457           100            41
--------------------------------------------------------------------------------
    Net unrealized gains (losses)            30           952          (835)

    Tax effect                               12           329          (291)
--------------------------------------------------------------------------------
    Net-of-tax-amount                    $   18        $  623       $  (544)
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

NOTE 4 - LOANS RECEIVABLE

Loans receivable are summarized below:

  (In thousands)                                      1998             1997
--------------------------------------------------------------------------------
    Commercial                                    $    33,266       $   34,513
    Real estate - commercial                           49,495           50,522
    Real estate - construction                         24,838           19,683
    Real estate - mortgage                            141,484          130,055
    Agricultural                                        2,536            4,802
    Installment                                        23,988           23,644
--------------------------------------------------------------------------------
      Total loans                                     275,607          263,219
    Less:
      Allowance for loan losses                        (3,827)          (3,457)
      Unearned discount                                   (17)             (25)
      Deferred loan (fees) expenses                       129              (50)
--------------------------------------------------------------------------------
    Net loans receivable                          $   271,892       $  259,687
      Loans held for sale                               3,599              789
--------------------------------------------------------------------------------
                                                  $   275,491       $  260,476
--------------------------------------------------------------------------------

  The allowance for loan losses is summarized below:

                                              1998          1997          1996
--------------------------------------------------------------------------------
    Balance - beginning of year           $  3,457       $  3,176      $  2,891
    Provision charged to operations            507            439           491
    Charge-offs                               (254)          (249)         (302)
    Recoveries                                 117             91            96
--------------------------------------------------------------------------------

    Balance - end of year                 $  3,827       $  3,457      $  3,176
--------------------------------------------------------------------------------

  The recorded investment in impaired loans requiring an allowance for loan losses as determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," was $1,408,000 and $2,017,000 at December 31, 1998 and 1997, respectively. The portion of the allowance for loan losses allocated to the impaired loan balance was $162,000 and $423,000 at December 31, 1998 and 1997, respectively. The recorded investment in impaired loans that do not have a portion of the allowance for loan losses allocated was $660,000 and $385,000 at December 31, 1998 and 1997, respectively. For the year ended December 31, 1998, the average recorded investment in impaired loans was $1,524,000, and interest income recognized on impaired loans was $149,000. For the year ended December 31, 1997, the average recorded investment in impaired loans was $2,346,000, and interest income recognized on impaired loans was $199,000. For the year ended December 31, 1996, the average recorded investment in impaired loans was $3,250,000, and interest income recognized on impaired loans was $151,000.

  Mortgage loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of these loans at December 31, 1998, 1997, and 1996 were $18,969,000, $28,814,000, and $23,474,000, respectively.

  Non-cash additions to real estate owned were $254,000 and $436,000 for the years ended December 31, 1998 and 1997, respectively.

NOTE 5 - RELATED PARTIES

  The Company has had and expects to have in the future, lending transactions in the ordinary course of its business with directors, officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such extensions of credit do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of loans to such individuals as of December 31, 1998 and 1997 was $8,756,000 and $8,935,000, respectively. During 1998, new loans to such related parties amounted to $5,702,000 and repayments amounted to $5,881,000. The amount of deposits from related parties held by the Company at December 31, 1998 and 1997 were $8,487,000 and $8,645,000, respectively.

Notes to Consolidated Financial Statements

NOTE 6 - PREMISES AND EQUIPMENT

  Major classifications of premises and equipment are summarized as follows:

    (In thousands)                                        1998         1997
------------------------------------------------------------------------------
    Land                                               $    2,228   $    1,432
    Buildings                                               7,113        5,216
    Furniture and equipment                                 5,877        5,069
------------------------------------------------------------------------------
                                                           15,218       11,717
    Accumulated depreciation and amortization              (5,081)      (4,237)
------------------------------------------------------------------------------
    Net book value                                     $   10,137   $    7,480
------------------------------------------------------------------------------

NOTE 7 - DEPOSITS

   Deposits are summarized as follows:

    (In thousands)                                        1998         1997
------------------------------------------------------------------------------
    Non-interest bearing demand                        $   46,805   $   46,490
    Interest bearing demand                                58,187       37,380
    Money market                                           20,600       22,154
    Savings                                                44,037       47,130
    Time deposits $100,000 and greater                     34,307       32,868
    Other time deposits                                   168,836      161,551
------------------------------------------------------------------------------
                                                       $  372,772   $  347,573
------------------------------------------------------------------------------


  The scheduled maturities of time deposits at December 31, 1998 and 1997, were as follows:

    (In thousands)                                    1998            1997
-------------------------------------------------------------------------------
    Less than one year                             $  131,742      $  119,764
    One to five years                                  70,416          73,963
    Over five years                                       985             692
-------------------------------------------------------------------------------
                                                   $  203,143      $  194,419
-------------------------------------------------------------------------------

NOTE 8 - COMMITMENTS, CONTINGENT LIABILITIES AND
LEGAL PROCEEDINGS

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

Notes to Consolidated Financial Statements

  The following table summarizes the Company's off-balance sheet financial instruments by type as of December 31, 1998 and 1997.

  (In thousands)                                      1998              1997
--------------------------------------------------------------------------------
    Commitments to extend credit:
      Commercial real estate                       $   10,555        $    9,763
      Commercial                                       22,524            11,320
      Real estate mortgage                             19,185            15,085
      Other                                            12,800             3,890
--------------------------------------------------------------------------------
                                                   $   65,064        $   40,058
-------------------------------------------------------------------------------
    Standby letters of credit                      $    1,714        $    1,629
-------------------------------------------------------------------------------


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

  Loans secured by real estate are approximately 79% and 75% of total loans at year-end 1998 and 1997, respectively. Approximately 61% and 60% of these real estate loans in 1998 and 1997, respectively, are secured by 1-4 family residential real estate. Commercial and standby letters of credit are granted primarily to commercial borrowers.

OPERATING LEASES

  The Company has several noncancellable operating leases for branch offices. The expirations of these leases range from one to fifteen years. Rent expense charged to operations under operating lease agreements totaled $136,000, $95,000, and $81,000 in 1998, 1997, and 1996, respectively.

  Future minimum rentals are as follows:

  (In thousands)           1999              $     127
                           2000                    120
                           2001                    120
                           2002                    120
                           2003                    121
                     Thereafter                    296
     --------------------------------------------------------
             Total minimum lease payments    $     904
     --------------------------------------------------------

LEGAL PROCEEDINGS

  There were no material legal proceedings other than ordinary routine litigation incidental to the business at December 31, 1998.

CREDIT AVAILABILITY

  At December 31, 1998, the Company's Banking Subsidiaries had $29,240,000 available under lines of credit with the Federal Home Loan Bank. In addition, the Company has a $1,000,000 line of credit with another financial institution, which had a zero balance at December 31, 1998.

Notes to Consolidated Financial Statements

NOTE 9 - SHAREHOLDERS' EQUITY

  At December 31, 1998, the Company had three qualified incentive stock-based compensation plans. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its plans. The effect of applying SFAS No. 123 for pro-forma disclosures is not likely to be representative of the effects on basic and diluted earnings per share for future years. However, had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been as follows:



(Dollars in thousands, except per share data)                1998             1997            1996

-----------------------------------------------------------------------------------------------------
Net income - basic and diluted          As reported    $      4,309     $     3,805      $     2,417
                                        Pro-forma      $      4,109     $     3,645      $     2,241
-----------------------------------------------------------------------------------------------------
Basic earnings per share                As reported    $       1.16     $      1.04      $      0.66
                                        Pro-froma      $       1.11     $      0.99      $      0.61
-----------------------------------------------------------------------------------------------------
Diluted earnings per share              As reported    $       1.14     $       1.02     $      0.65
                                        Pro-forma      $       1.08     $      0.98      $      0.60
-----------------------------------------------------------------------------------------------------



  Under the 1996 Stock Option Plan, the Company may grant options to its employees up to 10 percent of the issued and outstanding common stock of the Company at any time. Under this plan, the exercise price of each option equals the market price of the Company's stock on the date of the grant, and an option's maximum term is 10 years with 20 percent of the options becoming exerciseable annually beginning one year following the date of grant. The Company's other two plans were plans of subsidiaries prior to joining the Company, and granting of options under both plans has been terminated. The options for the three plans are vested upon the commencement date of the exercise periods.

  Stock option transactions are summarized below:



                                      Weighted                    Weighted                  Weighted
                                       Average                     Average                   Average
                                      Exercise                    Exercise                  Exercise
                                        Price                       Price                     Price
                           1998       Per Share       1997        Per Share      1996       Per Share
--------------------------------------------------------------------------------------------------------

Options outstanding -
  beginning of year:      255,458     $  11.88      267,058       $  11.68      91,845     $    7.41
Granted                    37,500        21.45            -              -     187,500         13.53
Exercised                 (47,110)       13.10      (11,000)          5.94     (11,270)         6.78
Lapsed                     (4,980)       13.53         (600)         10.20      (1,017)        11.08
-------------------------------------------------------------------------------------------------------
Options outstanding -
  end of year             240,868     $  13.52      255,458       $  11.88     267,058     $   11.68
-------------------------------------------------------------------------------------------------------
Options exercisable -
  end of year             107,428     $  10.74      104,708       $   9.51      76,558     $    7.07
-------------------------------------------------------------------------------------------------------



  The weighted average fair value of options granted was $5.29 and $4.70 in 1998 and 1996, respectively. Fair value is estimated using the Black-Scholes option pricing model with the following assumptions:



                                                         1998              1997             1996
-------------------------------------------------------------------------------------------------

    Dividend yield                                       2.2%                -              2.0%
    Expected life                                       5 years              -             5 years
    Expected volatility                                   24%                -               37%
    Risk-free interest rate                              5.5%                -              6.2%
-------------------------------------------------------------------------------------------------


Notes to Consolidated Financial Statements

  The following table summarizes information about stock options outstanding at December 31, 1998:



                           Options Outstanding                           Options Exercisable
---------------------------------------------------    ----------------------------------------
                                         Weighted       Weighted                      Weighted
                                          Average        Average                       Average
        Exercise                         Remaining      Exercise                      Exercise
         Prices          Number         Contractual       Price         Number          Price
        Per Share      Outstanding     Life (years)     Per Share     Exercisable     Per Share
-----------------------------------------------------------------------------------------------


    $       7.27          48,005             3         $    7.27        48,005       $  7.27
    $      13.45          27,505             8         $   13.45        10,315       $ 13.45
    $      13.56         127,858             8         $   13.56        49,108       $ 13.56
    $      21.45          37,500            10         $   21.45             -       $     -
-----------------------------------------------------------------------------------------------
    $ 7.27-21.45         240,868             7         $   13.52       107,428       $ 10.74
-----------------------------------------------------------------------------------------------



REGULATORY MATTERS

      The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its Banking Subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and its Banking Subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company meets all capital adequacy requirements to which it is subject.

      As of September 30, 1998, the most recent notification, the Federal Reserve Bank of Richmond categorized the Company and its Banking Subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its Banking Subsidiaries must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes has changed the institution's category.

Notes to Consolidated Financial Statements

      The Company's actual and required capital amounts and ratios as of December 31, 1998 and 1997, are presented in the table.


                                                                                                    To be Well
                                                                                                    Capitalized
                                                                          For Capital               Prompt Corrective
(Dollars in thousands)                             Actual              Adequacy Purposes            Action Provisions
                                                   ------              -----------------            -----------------
December 31, 1998                               Amount   Ratio         Amount      Ratio            Amount      Ratio

Total Capital (to Risk-Weighted Assets):
 Consolidated                                 $ 43,924   16.9%         $ 20,821   >=8.0%           $ N/A        >= N/A%
 Bank of Suffolk                                13,987   19.1             5,866     8.0              7,332        10.0
 James River Bank                                8,631   14.1             4,910     8.0              6,138        10.0
 James River Bank/Colonial                       3,723   14.4             2,070     8.0              2,588        10.0
 First Colonial Bank                            12,734   12.5             8,143     8.0             10,179        10.0

Tier 1 Capital (to Risk-Weighted Assets)
  Consolidated                                 $40,663   15.6%         $ 10,411   >=4.0%           $  N/A       >= N/A%
  Bank of Suffolk                               13,069   17.8             2,933     4.0              4,399         6.0
  James River Bank                               7,862   12.8             2,455     4.0              3,683         6.0
  James River Bank/Colonial                      3,412   13.2             1,035     4.0              1,553         6.0
  First Colonial Bank                           11,460   11.3             4,072     4.0              6,107         6.0

Tier 1 Capital (to Average Assets)
  Consolidated                                $ 40,663    9.8%         $ 16,535   >=4.0%           $  N/A       >= N/A%
  Bank of Suffolk                               13,069   11.3             4,645     4.0              5,807         5.0
  James River Bank                               7,862    8.6             3,657     4.0              4,571         5.0
  James River Bank/Colonial                      3,412    8.5             1,611     4.0              2,014         5.0
  First Colonial Bank                           11,460    7.0             6,523     4.0              8,154         5.0





                                                                                     To be Well
                                                                                     Capitalized
                                                              For Capital         Prompt Corrective
                                         Actual            Adequacy Purposes      Action Provisions
                                         ------            -----------------      -----------------
December 31, 1997                    Amount  Ratio           Amount   Ratio         Amount  Ratio
---------------------------------------------------------------------------------------------------

Total Capital (to Risk-Weighted Assets):
  Consolidated                     $ 40,245   16.0%      $ 20,169   >=8.0%        $  N/A     >= N/A%
  Bank of Suffolk                    13,258   18.2          5,843     8.0            7,303     10.0
  James River Bank                   10,565   18.4          4,599     8.0            5,749     10.0
  James River Bank/Colonial           3,413   16.0          1,705     8.0            2,132     10.0
  First Colonial Bank                11,959   12.3          7,801     8.0            9,751     10.0

Tier 1 Capital (to Risk-Weighted Assets)
  Consolidated                     $ 37,094   14.7%      $ 10,085   >=4.0%        $  N/A    >= N/A%
  Bank of Suffolk                    12,343   16.9          2,921     4.0            4,382     6.0
  James River Bank                    9,815   17.1          2,300     4.0            3,450     6.0
  James River Bank/Colonial           3,146   14.8            853     4.0            1,279     6.0
  First Colonial Bank                10,739   11.0          3,900     4.0            5,851     6.0

Tier 1 Capital (to Average Assets)
  Consolidated                     $ 37,094    9.7%      $ 15,433   >=4.0%        $  N/A    >= N/A%
  Bank of Suffolk                    12,343   11.6          4,249     4.0            5,311     5.0
  James River Bank                    9,815   11.0          3,655     4.0            4,568     5.0
  James River Bank/Colonial           3,146    8.3          1,521     4.0            1,901     5.0
  First Colonial Bank                10,739    7.2          5,992     4.0            7,490     5.0


Notes to Consolidated Financial Statements


NOTE 10 - INCOME TAXES

  The significant components of the provision for income taxes for the years ended December 31 were as follows:
(In thousands)                                             1998              1997            1996
------------------------------------------------------------------------------------------------------

Current tax provision:
    Federal                                                $ 1,613      $     1,426        $     875
    State                                                       32               89               14
------------------------------------------------------------------------------------------------------
                                                             1,645            1,515              889
Deferred tax provision                                         (49)             (21)              19
------------------------------------------------------------------------------------------------------
                                                           $ 1,596      $     1,494        $     908
------------------------------------------------------------------------------------------------------

   The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:

                                                           1998              1997            1996
-----------------------------------------------------------------------------------------------------
Federal statutory income tax rates                         34.00%            34.00%          34.00%
State income taxes                                          0.54              1.65            0.47
Tax-exempt interest income                                 (6.86)            (7.26)         (12.14)
 Nondeductible merger costs                                   -                 -             5.10
Other                                                      (0.65)            (0.19)          (0.11)
-----------------------------------------------------------------------------------------------------
                                                           27.03%            28.20%          27.32%
-----------------------------------------------------------------------------------------------------

   The significant components of deferred income tax assets and liabilities as of December
31 consist of the following:

(In thousands)                                                              1998              1997
-----------------------------------------------------------------------------------------------------
Deferred tax assets:
    Allowance for loan losses                                           $     1,202        $   1,105
    Deferred compensation                                                       248              191
    Other                                                                        23               27
------------------------------------------------------------------------------------------------------
        Total deferred tax assets                                             1,473            1,323
------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Depreciation                                                                285              285
    Deferred loan fees                                                          258              156
    Dividends on FHLB/FHLMC stock                                               110              122
    Unrealized gain on AFS securities                                           414              402
    Discount accretion on securities                                             49               45
    Other                                                                        45               33
-------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                       1,161            1,043
-------------------------------------------------------------------------------------------------------
Net deferred income tax asset                                                   312              280
Less valuation allowance                                                        (14)             (19)
-------------------------------------------------------------------------------------------------------
                                                                        $       298       $      261
-------------------------------------------------------------------------------------------------------



  Included in retained earnings is $1,082,000 at December 31, 1998 and 1997 for which no provision for income taxes has been made. This represents allocations of income to bad debt deductions for tax purposes only in years prior to 1988 related to First Colonial Bank and its subsidiaries. Since the Company does not intend to use the reserves for purposes other than to absorb its tax bad debt losses, deferred income taxes have not been provided on such reserves. The approximate amount of unrecognized tax liability allocated with these historical additions is $411,000. For years after 1988, deferred income taxes have been provided

Notes to Consolidated Financial Statements

on the difference between tax and book bad debt deductions in accordance with SFAS 109, "Accounting for Income Taxes." If the amounts that qualify as deductions for federal income tax purposes only are used for purposes other than bad debt losses or operations losses, they will be subject to federal income tax at the then current corporate rate.

NOTE 11 - RETIREMENT PLANS
  The Company has a defined contribution plan with 401(K) features, which covers substantially all employees who have completed six months of service. Employees may contribute up to 15% of their salaries, and the Company matches 50% of the first 4% and 25% of the next 4% of employee contributions. Additional contributions can be made by the Company at the discretion of the Board of Directors. Prior to joining the Company, each of the Company's subsidiaries had qualified retirement plans for the future benefit of their employees. All of these plans, which consisted of defined benefit, defined contribution, employee stock ownership and 401(k) plans, were terminated. Costs of these plans included in salaries and employee benefits in the consolidated statements of income are as follows:



    (In thousands)                                       1998               1997             1996
----------------------------------------------------------------------------------------------------

    Defined contribution/401(k) plan                  $      342        $      405        $      171
    Defined benefit plan - terminated effective
      December 31, 1995                               $        -        $        -        $       10
    Employee stock ownership plan -
      terminated effective May 31, 1996               $        -        $        -        $       56




  The Company has entered into deferred compensation agreements providing retirement for certain officers and employees. Vested benefits under the agreements are payable in installments over a ten or fifteen year period upon death or retirement. The present value of the liabilities for the benefits is being accrued over the expected term of active service of the employees. The deferred compensation expense for the officers and employees was $116,000, $104,000 and $59,327 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 12 - OTHER EXPENSES
  The following items shown in the other expense category are disclosed because their amounts exceed one percent of total income for the years ended December 31:



    (In thousands)                                        1998              1997             1996
---------------------------------------------------------------------------------------------------

    Deposit insurance premiums                          $    111          $    112         $  1,028
    Directors' fees                                     $    341          $    363         $    379
    Merger expenses                                     $      -          $      -         $    530


Notes to Consolidated Financial Statements


NOTE 13 - PARENT COMPANY

  The Parent Company, in the ordinary course of business, provides its subsidiaries with certain centralized management services and staff support. The cost of these services is allocated to each subsidiary based on analyses of the services rendered and on analyses of each subsidiary's total assets and net income.

  The primary source of funds for the dividends paid by the Company is dividends received from its subsidiaries. Each of the Banking Subsidiaries is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The following is a summary that, based upon these restrictions, the various Banking Subsidiaries could have declared at December
31, 1998:                  (In thousands)
                           Bank of Suffolk              $  1,055,000
                           James River Bank             $          -
                           First Colonial Bank          $  2,445,000
                           James River Bank/Colonial    $    330,000

  In 1998, the Company sought and received approval from the Federal Reserve Bank for James River Bank to pay dividends to the Company in excess of its regulatory limit. Accordingly, in years 1999 and 2000, any dividends paid to the Company by James River Bank must be approved by the Federal Reserve Bank.
  The parent company's condensed balance sheets as of December 31, 1998 and 1997, and the related condensed statements of income and cash flows for each of the years in the three year period ended December 31, 1998, are as follows:



CONDENSED BALANCE SHEETS
    (In thousands)                                                        1998              1997
-------------------------------------------------------------------------------------------------

    ASSETS
      Cash and due from banks                                          $    1,598        $      430
      Securities available-for-sale                                           194               798
      Investments in subsidiaries:
        Bank                                                               38,847            39,010
        Bank-related                                                        1,641               461
      Other assets                                                          1,772               191
---------------------------------------------------------------------------------------------------
                                                                       $   44,052        $   40,890
---------------------------------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
      Liabilities                                                      $      349        $      506
      Shareholders' equity                                                 43,703            40,384
---------------------------------------------------------------------------------------------------
                                                                       $   44,052        $   40,890
---------------------------------------------------------------------------------------------------


Notes to Consolidated Financial Statements



CONDENSED STATEMENTS OF INCOME
    (In thousands)                                        1998              1997             1996
----------------------------------------------------------------------------------------------------


    Income
      Dividends from bank subsidiaries               $      4,822       $     2,733       $    2,399
      Management fees from subsidiaries:
        Bank                                                1,308               964              633
        Bank-related                                           50                13                -
      Interest income                                           2                 2                2
      Other income                                            474                74                -
----------------------------------------------------------------------------------------------------
       Total income                                         6,656             3,786            3,034

    Expenses
      Salaries and benefits                                 1,010               559              345
      Directors fees                                          128               140              158
      Other expense                                           672               472              934
----------------------------------------------------------------------------------------------------
       Total expense                                        1,810             1,171            1,437
----------------------------------------------------------------------------------------------------
    Income before income taxes and equity in
      undistributed net income of subsidiaries              4,846             2,615            1,597

    Income tax benefit                                         17                44               71
----------------------------------------------------------------------------------------------------
      Income before equity in undistributed
       net income of subsidiaries                           4,863             2,659            1,668

    Equity in undistributed net income of
      subsidiaries (1)                                       (554)            1,146              749
----------------------------------------------------------------------------------------------------

    Net income                                       $      4,309       $     3,805       $    2,417
----------------------------------------------------------------------------------------------------

(1) Amount in parentheses represents the excess of dividends declared by the subsidiaries to the Parent over the net income of the subsidiaries.


Notes to Consolidated Financial Statements



CONDENSED STATEMENTS OF CASH FLOWS
    (In thousands)                                       1998              1997             1996
---------------------------------------------------------------------------------------------------

    Operating activities:
      Net income                                      $     4,309       $     3,805      $    2,417
      Adjustments:
        Depreciation                                           29                16               7
        Gain on sale of securities                           (439)              (65)              -
        Equity in undistributed net income of
          subsidiaries                                        554            (1,147)           (749)
        Change in other assets                                (94)              (17)             81
        Change in other liabilities                            10               294              73
---------------------------------------------------------------------------------------------------
        Net cash provided by operations                     4,369             2,886           1,829
---------------------------------------------------------------------------------------------------
    Investing activities:
      Purchase of property and equipment                   (1,239)               (9)             (8)
      Proceeds from sale of securities                        745               175               -
      Purchase of available-for-sale securities              (198)                -             (87)
      Capitalization of subsidiaries                       (1,501)           (1,150)           (600)
---------------------------------------------------------------------------------------------------
        Net cash used in investing activities              (2,193)             (984)           (695)
---------------------------------------------------------------------------------------------------
    Financing activities:
      Cash dividends paid                                  (1,558)           (1,372)         (1,275)
      Common stock issued                                     550                98             121
      Common stock repurchased                                  -              (373)              -
---------------------------------------------------------------------------------------------------
        Net cash used in financing activities              (1,008)           (1,647)         (1,154)
---------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and
      cash equivalents                                      1,168               255             (20)

    Cash and cash equivalents - beginning                     430               175             195
---------------------------------------------------------------------------------------------------

    Cash and cash equivalents - ending                $     1,598       $       430      $      175
---------------------------------------------------------------------------------------------------



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

  The following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of its assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 1998 and 1997.

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

SHORT-TERM BORROWNGS

The carrying amounts of short-term borrowings approximate their fair values.

The carrying amount in the table below is the amount at which the financial instruments are reported in the financial statements.



                                                   1998                                  1997
                                        -------------------------         ---------------------------
                                        CARRYING           FAIR            CARRYING           FAIR
(IN THOUSANDS)                           AMOUNT            VALUE            AMOUNT            VALUE
------------------------------------------------------------------------------------------------------

Assets
  Cash and due from banks              $  14,268           $  14,268        $  14,087      $  14,087
  Interest bearing deposits
    with banks                            12,031              12,031            2,720          2,720
  Federal funds sold                      10,809              10,809           14,382         14,382
  Investment securities                   89,017              89,245           83,025         83,196
  Loans                                  275,491             283,424          260,476        265,923
  Interest receivable                      2,970               2,970            2,939          2,939
-----------------------------------------------------------------------------------------------------
                                       $ 404,586           $ 412,747        $ 377,629      $ 383,247
-----------------------------------------------------------------------------------------------------


Liabilities
    Non-interest bearing
      deposits                         $  46,805           $ 46,805         $  46,490       $ 46,490
    Interest bearing deposits            325,967            327,162           301,083        303,301
    Short-term borrowings                    719                719                 -              -
    Interest payable                         810                810               752            752
----------------------------------------------------------------------------------------------------
                                       $ 374,301           $375,496         $ 348,325       $350,543
----------------------------------------------------------------------------------------------------


NOTE 15 - EARNINGS PER SHARE RECONCILIATION
  The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.


(Dollars in thousands, except per share data)             1998             1997             1996
--------------------------------------------------------------------------------------------------

    Net Income (Numerator, Basic and Diluted)         $     4,309       $     3,805     $    2,417

    Basic average shares outstanding (Denominator)          3,703             3,675          3,676

      Basic net income per share                      $      1.16       $      1.04     $     0.66
--------------------------------------------------------------------------------------------------

    Effect of dilutive securities:

    Basic average shares outstanding                        3,703             3,675          3,676
    Effect of stock options                                    86                58             61
---------------------------------------------------------------------------------------------------
    Diluted average shares outstanding (Denominator)        3,789             3,733          3,737

      Diluted net income per share                    $      1.14       $      1.02      $    0.65
--------------------------------------------------------------------------------------------------

NOTE 16 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(Dollars in thousands, except per share data)                  1998
---------------------------------------------------------------------------------------------------
                                        First            Second             Third           Fourth
                                       Quarter           Quarter           Quarter          Quarter
                                       -------           -------           -------          -------

    Interest income                   $   7,502       $      7,757       $    7,691       $    7,691
    Net interest income               $   3,922       $      4,084       $    3,966       $    3,957
    Net income                        $   1,330       $      1,091       $    1,021       $      867
    Basic Earnings per share          $    0.36       $       0.30       $     0.27       $     0.23
    Diluted Earnings per share        $    0.35       $       0.29       $     0.27       $     0.23

                                                               1997
----------------------------------------------------------------------------------------------------
                                        First            Second             Third           Fourth
                                       Quarter           Quarter           Quarter          Quarter
                                       -------           -------           -------          -------

    Interest income                   $   7,136       $      7,393       $    7,508       $    7,570
    Net interest income               $   3,650       $      3,854       $    3,924       $    3,982
    Net income                        $     876       $        908       $      968       $    1,053
    Basic Earnings per share          $    0.24       $       0.25       $     0.26       $     0.29
    Diluted Earnings per share        $    0.24       $       0.24       $     0.26       $     0.28



NOTE 17 - SUBSEQUENT EVENT

  On February 17, 1999, the Company entered into a definitive merger agreement with State Bank of Remington, Inc. ("State Bank") under which State Bank would become a wholly owned subsidiary of the Company. The agreement provides for State Bank shareholders to recieve 2.9 shares of the Company's common stock for each outstanding share of State Bank's common stock. At December 31, 1998, State Bank had approximately 291,000 shares of common stock outstanding. The transaction is expected to qualify as a tax-free exchange and to be accounted for as a pooling of interests. The merger is subject, among other conditions, to shareholder and regulatory approvals.

General Information



EXECUTIVE OFFICE
1514 Holland Road
P.O. Box 440
Suffolk, Virginia 23439-0440

REQUESTS FOR INFORMATION
Deborah R. Scott, Administrative Assistant
(757) 934-8100, Fax (757) 934-8612

FORM 10-K
A form 10-K Report filed with the Securities and Exchange Commission is available to shareholders without charge upon written request.

STOCK TRANSFER AGENT
First Union National Bank of North Carolina
1525 W. W.T. Harris Blvd., Building 3C3
Charlotte, North Carolina 28288-1154

STOCK LISTING
The common stock of James River Bankshares, Inc. is traded on the NASDAQ Stock Market's National Market System under the symbol JRBK.

MARKET PRICE FOR COMMON STOCK
The following table sets forth the high, low, and closing sales prices of the Common Stock as reported by the NASDAQ Stock Market's National Market System for the periods listed. Sales prices have been restated to reflect the Company's three-for-two stock split effected in the form of a 50% stock dividend in November 1997. The Common Stock is thinly traded. On February 28, 1999, there were approximately 1,732 shareholders of record.



       1998                                      Sales Prices
----------------------------------------------------------------------------------------------
                          HIGH               LOW              CLOSING         DIVIDENDS
----------------------------------------------------------------------------------------------

Fourth Quarter            19.50             16.50             17.50             $0.12
Third Quarter             24.00             17.50             18.25             $0.10
Second Quarter            26.00             21.50             22.00             $0.10
First Quarter             23.00             19.63             21.25             $0.10

       1997
----------------------------------------------------------------------------------------------
                          HIGH               LOW              CLOSING         DIVIDENDS
----------------------------------------------------------------------------------------------
Fourth Quarter            21.00             16.83             21.00             $0.10
Third Quarter             18.17             15.00             16.00             $0.09
Second Quarter            15.17             13.33             15.17             $0.09
First Quarter             14.17             13.17             13.33             $0.09



(Reflects changes through February 28, 1999)