Form 10-K405, Exhibit 13
period 1999-12-31
JAMES RIVER BANKSHARES INC
filed 2000-03-30
CIK 935037

Table of Contents

Core Values ...............................................................    2

Financial Highlights ......................................................    3

Letter to Our Shareholders ................................................    4

Management's Discussion and Analysis of
Financial Condition and Results of Operations .............................    7

Five Year Financial Summary ...............................................   12

Report of Independent Auditors ............................................   13

Consolidated Financial Statements .........................................   14

Notes to Consolidated Financial Statements ................................   18

Directors and Officers ....................................................   38

General Information .......................................................   40

--------------------------------------------------------------------------------
     Annual Report 1999                                                       1
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------
Core Values



     American Companies that have been successful through time and those that possess the potential to be successful and endure are those that have established and operate by a set of core values. In 1998, James River Bankshares' Board of Directors and management developed core values for our people and the conduct of our business. Every employee and director of our company endorses and is committed to living our core values, by which we, collectively and individually, will attempt always:

     . To do the right thing;

     . To be fair in all that we do;

     . To be trustworthy; o To have respect for every individual;

     . To provide opportunities for others;

     . To first serve rather than be served; and

     . To take time to appreciate others and the world in which we live.

Living these values within our company and our lives, we will earn the right to control our independence and our destiny.



--------------------------------------------------------------------------------
2                                                   James River Bankshares, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Financial Highlights

                                                                                                   Percent
(Dollars in thousands, except per share data)             1999                  1998               Change
----------------------------------------------------------------------------------------------------------
Earnings        Net Interest Income                     $ 20,455              $18,638               9.75
                Net Income                                 4,304                4,655              (7.54)

Per Share       Net Income
                Basic                                      $0.94                $1.02              (7.84)
                Diluted                                     0.94                 1.00              (6.00)
                Dividends                                   0.48                 0.42              14.29
                Book Value at Period End                   11.05                11.21              (1.43)

At Year         Loans, Net                              $328,856             $312,008               5.40
End             Securities                               115,747              110,787               4.48
                Total Earning Assets                     452,841              454,248              (0.31)
                Total Assets                              487,364              488,873             (0.31)
                Total Deposits                           418,020              433,899              (3.66)
                Shareholders' Equity                      50,998               51,179              (0.35)

Ratios          Return on Average Assets                    0.88%                0.99%
                Return on Average Equity                    8.42                 9.33
                Allowance for Loan Losses to
                Loans, Net of Unearned Income               1.44                 1.35
                Leverage Capital Ratio                     10.31                9.96

       [GRAPH]                         [GRAPH]                        [GRAPH]


     NET INCOME                     TOTAL ASSETS                 SHAREHOLDERS' EQUITY
     thousands)                      (millions)                      (millions)
1995           3,704            1995           388.3            1995            43.5
1996           3,003            1996           443.5            1996            44.6
1997           4,365            1997           454.8            1997            47.7
1998           4,655            1998           488.9            1998            51.2
1999           4,304            1999           487.4            1999            51.0

--------------------------------------------------------------------------------
   Annual Report 1999                                                         3
--------------------------------------------------------------------------------

James River Bankshares
--------------------------------------------------------------------------------

To Our Shareholders, Customers and Friends

     Your company, James River Bankshares, has entered the new millennium with high expectations and enthusiasm for our franchise. We envision opportunities to build on the successes of 1999 to improve earnings and, potentially, to continue to expand the franchise through mergers and acquisitions. In the life of our five-year old company, 1999 was a year of growth and development. We expanded the geographic boundaries of our existing franchise through the merger of State Bank of Remington, Inc. in Fauquier County and the acquisition of Colonial Loans, Inc., a consumer finance company located in Fredericksburg.

Additionally, we began the year with four newly opened bank branch offices, one in Chesterfield County in the Tri-Cities market near Hopewell; one in the Churchland area of Chesapeake; and two on the Peninsula in Newport News and York County. All of the new branches are located in excellent growth markets and are part of our strategy to develop our franchise along the golden crescent stretching from Tidewater through Richmond to Northern Virginia.

We also began the year with a new mortgage company, a venture that we considered important to our strategy of being a one-stop financial services company. Unfortunately, our entry into the mortgage market was ill timed, and we down-sized the mortgage company's operations and instituted other cost cutting measures in the fall of 1999.

Earnings Results

     With this aggressive growth agenda, we achieved steady improvements in terms of core profitability. Net income and profitability ratios increased quarter by quarter during 1999, culminating in record net income in the fourth quarter. We were encouraged by increases in both net interest income and non-interest income. After experiencing a contraction in the net interest margin early in the year, we were successful in reversing that trend and ultimately increased net interest income 10% in 1999 compared with 1998. We also improved non-interest income 18% on a core basis, excluding non-recurring income recorded in 1998. However, higher expense levels associated with the growth initiatives and merger expenses, as well as an increase in the loan loss provision in 1999 more than offset these improvements. The overall result was net income of $4.3 million, or $.94 per fully diluted share in 1999 compared with $4.7 million, or $1.00 per fully diluted share, in 1998. These and other factors that affected net income in 1999 are addressed more fully in the discussion of the financial statements.


Mergers and Acquisitions

We were pleased to add State Bank of Remington to James River's family of community banks and financial services companies in August 1999. With approximately $74 million in assets and three banking offices, State Bank is based in Southern Fauquier County. The bank has solid financial fundamentals and a strong management team and experienced staff. In addition, it is situated adjacent to growth markets with favorable demographics. In 2000 we plan to explore opportunities to expand further into these nearby markets.

We also added Colonial Loans, Inc., a consumer finance company, to our franchise in October 1999. Although the company has only $3 million in receivables, it added profitability to the Company in the fourth quarter. Colonial has a single office in Fredericksburg and has served that community for over 50 years.

Year 2000 Focus

     Now that we have survived the millennium date changeover with minimal impact, it is time to focus attention on our plans and goals for the year ahead. In assessing the economic environment and the Company's current position, we have returned to fundamentals. Our first priority is to maintain strong levels of credit quality. A rising interest rate environment potentially may lead to a slowing economy and ultimately to

             NET
            INCOME

          [GRAPH]

1st quarter          782
2nd quarter          976
3rd quarter        1,039
4th quarter        1,507

         NET INTEREST
           MARGIN

          [GRAPH]

1st quarter         4.36
2nd quarter         4.48
3rd quarter         4.69
4th quarter         4.94

--------------------------------------------------------------------------------
4                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------
impaired credit. We want to ensure that our loan underwriting standards continue to function well and that our borrowers are able to adjust to economic changes without significant difficulty.

Our next priority is to improve sales and, consequently, revenues. To meet this objective, we plan to develop sales training programs, review and modify as needed our products and services, and strengthen our marketing efforts. We have appointed an internal task force to address these and other sales issues. We also expect to create a position within the Company for a marketing director in 2000.

The third priority, which also is fundamental, is to continue to explore ways to reduce overhead expense. We implemented a variety of initiatives in 1998 and 1999 that consolidated a number of back-office operational functions. In 2000, we will integrate many of the back-office functions of State Bank of Remington. We also plan to take initial steps towards the consolidation of loan processing activities this year. In addition, we have identified other expense items that we will target for possible improvements. Finally, in 2000 we will examine our branch office structure to determine the viability of some of our smaller offices. As a first step towards greater efficiency, we consolidated James River Support, our operations subsidiary, into the holding company's parent company at year-end.

Strategic Considerations

As we have noted previously, we believe that continued expansion of the Company's franchise through mergers and acquisitions of both banks and non-banking financial services companies is in the long-term best interests of the Company and our shareholders. We also agree with the premise that a major Virginia-based financial institution would have a significant marketing advantage following the acquisition of most of Virginia's large banking institutions by out of state buyers. In addition, a proposed accounting rule change that would eliminate the favored method of accounting for mergers is expected to be effective at the end of the year. Because of this proposed change, it is anticipated that companies will try to complete more mergers in 2000 in advance of the rule change.

While these and other factors are favorable for expansion through mergers and acquisitions, we enter the new year with greater caution than customary. First, we are committed to continuing to improve the Company's earnings performance. Premiums paid in merger transactions as well as the costs of completing them normally have a short-term dilutive impact. In addition, the valuation of bank stocks, and in particular community bank stocks, is not conducive for completing transactions. Thus, we will continue to explore this means of growth, but we will do so in consideration of the financial factors that will contribute to shareholder value.

In Closing

Throughout most of 1999, the progress that we were making in core profitability was obscured by the start-up costs of our growth initiatives, merger expenses, and comparisons with 1998 that included non-recurring income. Our efforts and patience were rewarded in the fourth quarter of 1999 as the Company achieved record quarterly profits.

The coming year promises its own set of challenges. Higher interest rates are expected to raise funding costs and may result in pressure on the net interest margin. Higher interest rates also could lead to credit quality issues. In addition, we expect increased competition from internet based financial service providers and from recent federal legislation that allows cross-industry affiliations. Finally, we will continue to grapple with the issue of unfair competition from credit unions, which pay no federal or state income taxes.

Our strategy for dealing with the challenges of 2000 is to focus on the fundamentals. We are proud of the accomplishments of 1999 and believe that the Company is well positioned for the year ahead. Our achievements are attributable to

          RETURN ON
        AVERAGE ASSETS

           [GRAPH]

1st quarter             0.64
2nd quarter             0.79
3rd quarter             0.85
4th quarter             1.22

          RETURN ON
        AVERAGE EQUITY

           [GRAPH]

1st quarter             6.08
2nd quarter             7.61
3rd quarter             8.24
4th quarter            11.76

--------------------------------------------------------------------------------
 Annual Report 1999                                                           5
--------------------------------------------------------------------------------

James River Bankshares
--------------------------------------------------------------------------------

the collective efforts of the boards of directors and management teams of the holding company and its subsidiaries, and to the excellent staff that executes our plans and strategies. We are thankful for and grateful to all of the people who comprise James River Bankshares.

For our shareholders, we express a special note of thanks this year. It has been painful to watch the declining market for the Company's stock over the past year. Pricing for bank stocks fell dramatically throughout the year. Smaller banking companies, such as James River, were among the hardest hit. While Company earnings played a role in the lower stock price, declining valuations for the industry had a significant impact. Our efforts will be directed towards earnings improvements while we await improved valuation levels from the market.


/s/ G. P. Jackson                   /s/ Harold U. Blythe

G. P. Jackson                       Harold U. Blythe
Chairman                            President and C.E.O.


--------------------------------------------------------------------------------
 6                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Management's Discussion & Analysis of Financial Condition & Results of
Operations

   The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of James River Bankshares, Inc. ("James River" or the "Company") and its subsidiaries for the periods presented. In addition to historical information, the following discussion, as well as certain information appearing elsewhere in this report, contains forward looking statements that are subject to risks and uncertainties that could cause the Company's future results to differ materially from those anticipated in such forward looking statements. These forward looking statements include, but are not limited to, statements regarding management's goals to improve profitability, make strategic acquisitions, and other future plans, expectations, or goals. Risks and uncertainties that may affect the financial condition and results of operations of the Company include, but are not limited to, general economic and business conditions, competition from banks and other financial service providers, interest rate trends, new financial products and services, risks inherent in making loans including repayment risks and changing collateral values, changing trends in customer profiles, technological changes, and changes in laws and regulations applicable to James River and its subsidiaries. Although James River believes that its expectations with respect to any forward looking statements are based upon reasonable assumptions within the limits of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from any future results that may be expressed or implied by forward looking statements.


Business Combinations

   During 1999, the Company merged with a community bank and acquired a consumer finance company. On August 15, 1999, the Company completed a merger with State Bank of Remington, Inc. ("State Bank"). The Company exchanged 2.9 shares of its common stock for each of the approximately 291,000 shares outstanding of State Bank common stock. The merger was accounted for as a pooling of interests, and, accordingly, all historical financial information for prior periods has been restated to give effect to the acquisition as if it had occured at the earliest date presented. On October 1, 1999, the Company acquired Colonial Loans, Inc. This acquisition was accounted for as a purchase. Additional information concerning these transactions is contained in Note 2 of the Notes to Consolidated Financial Statements.

Earnings Performance

   James River's net income decreased 8% in 1999 to $4.3 million. In 1998, net income was $4.7 million. Diluted net income per share decreased 6% in 1999 to $.94 from $1.00 in 1998. A 3% decrease in non-interest income and a 14% increase in non-interest expense offset a 10% increase in net interest income in 1999 over 1998. Although net income decreased, core profitability showed steady improvements throughout the year, culminating in record quarterly net income in the fourth quarter of the year. In 1999, net non-recurring expenses totaled $207 thousand after taxes, while 1998 included net non-recurring income of $81 thousand after taxes. Excluding these non-recurring items, net income was $4.5 million in 1999 and $4.6 million in 1998. Start-up costs and other expenses associated with four new branch offices and a new mortgage company also affected earnings results in both 1999 and 1998.

   Lower net income in 1999 produced lower profitability ratios. The return on average assets decreased in 1999 to .88% from .99% in 1998. The return on average shareholders' equity was 8.42% in 1999 compared to 9.33% in 1998. On the basis of recurring net income, the return on average assets was .92% in 1999 compared with .97% in 1998 and the return on average equity was 8.83% in 1999 compared with 9.17% in 1998. The Company's efficiency ratio increased to 69.91% in 1999 from 66.33% in 1998. The efficiency ratio measures operating expenses as a percent of income (tax-equivalent net interest income plus non-interest income).


   Net income in 1998 of $4.7 million represented a 7% increase over 1997 net income of $4.4 million. Diluted net income per share was $1.00 in 1998 compared with $.95 in 1997. The increase in net income in 1998 was attributable partially to $352 thousand after taxes of non-recurring income associated with gains on the sale of securities and mortgage servicing rights. In addition, in 1998 the Company incurred non-recurring expense of $271 thousand after taxes related to a charge for foreclosed properties. Excluding these non-recurring items, net income improved 5% in 1998 over 1997.

         [GRAPH]
        RETURN ON
     AVERAGE ASSETS
        (percent)
1995                  1.01
1996                  0.71
1997                  0.97
1998                  0.99
1999                  0.88


         [GRAPH]
        RETURN ON
      AVERAGE EQUITY
        (percent)
1995                  9.08
1996                  7.02
1997                  9.51
1998                  9.33
1999                  8.42


         [GRAPH]
     DILUTED EARNINGS
        PER SHARE
        (dollars)
1995                  0.81
1996                  0.66
1997                  0.95
1998                  1.00
1999                  0.94

--------------------------------------------------------------------------------
Annual Report 1999                                                            7
--------------------------------------------------------------------------------

James River Bankshares
--------------------------------------------------------------------------------

         [GRAPH]
   NET INTEREST MARGIN
        (percent)
1995                  4.31
1996                  4.29
1997                  4.48
1998                  4.41
1999                  4.62


         [GRAPH]
        NET LOANS
        (millions)
1995                 240.9
1996                 274.2
1997                 293.4
1998                 312.0
1999                 328.9


         [GRAPH]
         DEPOSITS
        (millions)
1995                 342.4
1996                 396.8
1997                 404.3
1998                 433.9
1999                 418.0


Management's Discussion & Analysis of
Financial Condition & Results of Operations

Net Interest Income

   Net interest income is the difference between interest income and interest expense and represents the Company's gross profit margin. In 1999, net interest income increased 10% to $20.5 million from $18.6 million in 1998. Interest income increased 2% and interest expense decreased 6% in 1999 over 1998. The increase in interest income was attributable primarily to a 5% growth in earning assets. The decrease in interest expense was attributable to a 2% decline in interest bearing liabilities, a change in the mix of interest bearing liabilities, and lower rates paid on certain liabilities.

   The net interest margin represents tax-equivalent net interest income divided by average earning assets and reflects the effective rate earned by the Company on its average earning assets. For comparative purposes, the income from tax-exempt securities and loans is adjusted to a tax-equivalent basis, which results in presenting such income on a comparable basis with fully taxable income. In 1999, the Company's net interest margin increased to 4.62% from 4.41% in 1998. Yields on earning assets declined to 8.04% in 1999 from 8.22% in 1998, while rates paid on interest-bearing liabilities decreased to 4.15% in 1999 from 4.56% in 1998. Interest rate changes in 1999 and 1998 influenced the net interest margin comparison. In the fall of 1998, short-term rates began to move lower. The initial impact was to lower asset yields more than liability costs and to compress the net interest margin. In early 1999, the cost of funds decreased as a result of market conditions as well as management pricing decisions. By mid-year, short-term interest rates began to rise, and higher asset yields contributed to additional expansion of the net interest margin. The trend to higher interest rates continued throughout the remainder of 1999, but increases in funding costs began to mitigate the positive effects of higher asset yields.

   In 1998, net interest income increased 3% to $18.6 million from $18.0 million in 1997. Interest income grew 3% in 1998, and interest expense also increased 3%. This increase was due to a combination of volume increase and rate decrease.

   The net interest margin decreased in 1998 to 4.41% from 4.48% in 1997. The tax-equivalent yield on earning assets decreased 14 basis points to 8.22% in 1998, and the cost of funds decreased 2 basis points to 4.56%. Declining market rates, primarily in the second half of 1998, influenced loans and other earning assets more than deposits and other interest-bearing liabilities.

Provision for Loan Losses

   The provision for loan losses is the amount charged to expense that is intended to maintain an adequate allowance, or reserve, for loan losses in the future. The amount of the provision for loan losses in any given period is dependent upon a variety of factors including the size, growth, and composition of the loan portfolio, historical and expected loan loss experience, and an analysis of the quality of the loan portfolio and general economic conditions. In 1999, the Company increased its provision for loan losses to $670 thousand from $537 thousand in 1998. In 1997, the provision was $469 thousand. The higher provision in 1999 over 1998 reflected a 5% increase in the loan portfolio, changes in the composition and risk characteristics of the portfolio, an increase in loan losses and non-performing assets, and certain concerns over the longevity of the economic expansion.

Non-Interest Income

   Non-interest income includes service charges and other related income from services rendered by the Company. It also includes gains and losses realized from the sale of securities, loans, and fixed assets and other income items. In 1999, non-interest income decreased $101 thousand to $3.1 million from $3.2 million in 1998. Service charges on deposit accounts increased 26% to $2.2 million in 1999 from $1.7 million in 1998. In 1998, the Company recorded $128 thousand from mortgage servicing rights and $457 thousand in income from the sale of securities, of which $439 thousand was a non-recurring sale of equity securities. Excluding these non-recurring items, non-interest income increased 18% in 1999 over 1998.

   In 1998, non-interest income increased 42% to $3.2 million from $2.3 million recorded in 1997. The increase was attributable primarily to the non-recurring items discussed above.

Non-Interest Expense

   Non-interest expense represents the overhead expenses of the Company. In 1999, non-interest expense increased 14% to $17.0 million from $14.9 million in 1998. Salaries and employee benefits increased 17%, occupancy expense increased 30%, and equipment expense was 13% higher in 1999 compared with 1998. The forma-

--------------------------------------------------------------------------------
 8                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Management's Discussion & Analysis of Financial Condition & Results of
Operations


tion of a mortgage company, the addition of four new branch offices, and the completion of the Company's new administrative building in 1998 affected overhead expense increases. These factors were prevalent throughout 1999 and the fourth quarter of 1998. In 1999, non-recurring items consisted of merger expenses of $274 thousand and restructuring expenses of $142 thousand. These expenses were offset partially by a fourth quarter pension liability termination for State Bank, resulting in net non-recurring expense of $208 thousand in 1999. In 1998, non-recurring charges for foreclosed properties were $410 thousand. Exclusive of non-recurring items for 1999 and 1998, non-interest expense would have increased 15%.

   In 1998, non-interest expense increased $1.2 million, or 9%, to $14.9 million from $13.7 million in 1997. Salaries and employee benefits increased 7%, occupancy expense increased 16%, and other expense was 14% higher in 1998 compared with 1997. The increase in other expense was attributable principally to the non-recurring expense for foreclosed properties. On a recurring basis, total non-interest expense was $14.5 million, or 6%, greater than the 1997 amount.

Income Taxes

   Income tax expense in 1999 was $1.6 million, down 6% from $1.7 million recorded in 1998. In 1997, income tax expense was also $1.7 million. The decrease in expense in 1999 related primarily to lower taxable income. The effective tax rates in 1999, 1998, and 1997 were 26.99%, 26.64%, and 28.36%
respectively.

Financial Condition

   The Company's financial condition is measured in terms of its asset and liability composition, asset quality, capital resources, and liquidity. At December 31, 1999, total assets were $487 million, or .3% lower than the year earlier total of $489 million. Average assets in 1999 of $491 million were 4% above the year earlier average of $471 million.

Loans

   Loans, net of unearned income, at year-end 1999 totaled $329 million, or 5% above the year earlier total of $312 million. Loans averaged $328 million in 1999 and $308 million in 1998. Loan growth in 1999 was concentrated principally in commercial loans, commercial real estate loans and real estate mortgage loans.

Investments

   At December 31, 1999, investment securities totaled $116 million, or 4% above the year earlier total of $111 million. In 1999 investment securities averaged 9% higher than in 1998. In 1999, the portfolio produced a tax-equivalent yield of 6.5% compared with 6.6% in 1998. At year-end, 97.9% of all securities were rated "A" or better or were issued by the U.S. Government or its agencies.

Deposits

   Total deposits decreased 4% to $418 million at year-end 1999 compared with $434 million one year earlier. Average deposits increased 3% in 1999 to $427 million compared with the 1998 average of $416 million. Non-interest bearing demand deposits increased to $64 million in 1999 compared to $56 million in 1998, while time deposits decreased $19 million from $227 million in 1998 to $208 million in 1999. The decrease in time deposits, and, consequently, in total deposits was related to increased competition, continued outflow of funds to securities markets, and to pricing strategies deployed by the Company to improve the net interest margin.

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

   At December 31, 1999, the allowance totaled $4.8 million, or 1.44% of loans. The allowance totaled $4.3 million, or 1.35% of loans at the end of 1998. Net loans charged off were $333 thousand in 1999 and $192 thousand in 1998. The ratio of net charged off loans to average loans was .10% in 1999, .06% in 1998, and .11% in 1997. Non-performing loans as a percent of


         [GRAPH]
     LOAN TO DEPOSIT
          RATIO
        (percent)
1995                 71.38
1996                 70.06
1997                 73.55
1998                 72.89
1999                 79.82

         [GRAPH]
        SECURITIES
        (millions)

1995                 104.7
1996                 124.8
1997                 105.8
1998                 110.8
1999                 115.7

         [GRAPH]
    RESERVES AS PERCENT
         OF LOANS
1995                  1.45
1996                  1.36
1997                  1.32
1998                  1.35
1999                  1.44

--------------------------------------------------------------------------------
Annual Report 1999                                                            9
--------------------------------------------------------------------------------

James River Bankshares
--------------------------------------------------------------------------------

         [GRAPH]
      NON-PERFORMING
   LOANS / TOTAL LOANS
        (percent)
1995                  0.30
1996                  0.16
1997                  0.30
1998                  0.12
1999                  0.13

         [GRAPH]
      NET CHARGED-OFF
  LOANS TO AVERAGE LOANS
        (percent)
1995                  0.05
1996                  0.12
1997                  0.11
1998                  0.06
1999                  0.10

Management's Discussion & Analysis of Financial Condition & Results of
Operations

total loans at year-end were .13%, .12%, and .30% in 1999, 1998, and 1997, respectively. Additional information concerning impaired loans and the allowance for loan losses is contained in Note 5 of the Notes to Consolidated Financial Statements.

Shareholders' Equity and Capital Resources

   Shareholders' equity at year-end 1999 was $51.0 million, or .4% lower than the year earlier total of $51.2 million. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, shareholders' equity includes an adjustment for the mark to market value of securities available for sale, net of deferred taxes. In 1999, the adjustment represented an unrealized loss, net of deferred taxes, of $2.1 million. Shareholder's equity in 1998 included an unrealized gain, net of deferred taxes, of $725 thousand. In 1999, shareholder's equity averaged $51.1 million, which was 2% above the 1998 average of $49.9 million.

   In the third quarter of 1999, the Company's board of directors authorized the repurchase of 50 thousand shares of the Company's common stock. The authorization approximated the number of shares issued in the acquisition of Colonial Loans. Through year-end 1999, the Company had purchased 36 thousand shares of the authorization at a cost of $468 thousand.

   Federal banking law sets forth certain regulatory capital requirements that apply to the Company and its banking subsidiaries. Within the framework established by this law, the Company and its banking subsidiaries qualify for the classification "well capitalized," which is the highest regulatory classification. At year-end 1999, the Company's regulatory capital ratios were as follows: Tier 1 Capital to Risk Weighted Assets - 15.7%; Total Capital to Risk Weighted Assets - 17.0%; and Tier 1 Capital to Quarterly Average Assets ( leverage ratio) - 10.3%. Additional information concerning regulatory capital requirements is contained in Note 13 of the Notes to Consolidated Financial Statements. At December 31, 1999 and 1998, the Company's equity to asset ratio was 10.4% and 10.5%, respectively.

   The Company's common stock is traded on the NASDAQ Stock Market's National Market System under the trading symbol JRBK. At December 31, 1999, the book value of a share of common stock was $11.05 compared with the year earlier book value of $11.21. The decline in book value from year-end 1998 to year-end 1999 was attributable principally to the market value adjustment of securities available for sale included in equity and as discussed above. Cash dividends paid on the Company's common stock totaled $2.1 million in 1999 and $1.8 million in 1998. The cash dividend paid in 1999 was $.48 per share compared to $.42 per share in 1998. The quarterly cash dividend was increased 20% per share in the fourth quarter of 1998.

Liquidity and Market Risk

   Liquidity in a banking company measures the ability of the company to generate sufficient cash to meet its daily obligations, pay dividends to shareholders, and to provide funds for customer's demands for loans and deposit withdrawals without impairing profitability. To meet these needs, the Company maintains cash reserves and readily marketable investment securities in addition to regular fund flows provided from loan repayments and maturing securities. Funds also can be obtained through increasing deposits or short-term borrowings and through the banks' borrowing privileges at the Federal Reserve and the Federal Home Loan Bank. In addition, the Company has a $1 million line of credit of which $.5 million was available at year-end 1999. At year-end 1999, the Company's federal funds sold and interest-bearing deposits totaled $3.5 million, and securities with maturities of one year or less totaled $9.3 million. Management believes that its liquidity is adequate to meet its projected needs.

   A related concern of liquidity management is interest rate sensitivity. Changes in interest rates may affect funding requirements, the liquidity of certain assets, and, potentially, the income stream of the Company. The Company currently uses traditional asset and liability management techniques to manage its interest rate risk. As such, it monitors the difference, or gap, between the volume of interest sensitive assets and liabilities that will mature or reprice over various time intervals. At December 31, 1999, the Company had $84.3 million more in liabilities than assets that mature or reprice within three months or less, and, therefore, was in a liability sensitive position. In a period of declining interest rates, this position could have a positive impact on the Company's earnings. Conversely, in a rising rate

--------------------------------------------------------------------------------
 10                                                 James River Bankshares, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Management's Discussion & Analysis of
Financial Condition & Results of Operations

environment a liability sensitive position could adversely affect earnings. In either scenario, certain repricing decisions are within management's discretion and can influence actual results.

   In addition, the Company measures the effects of changes in interest rates on the economic value of equity, net interest income, and net income. The Company's analysis measures hypothetical interest rate changes in a variety of scenarios. A present value computation is used in determining the effect of the hypothetical interest rate changes on the fair value of interest sensitive assets and liabilities. Computations of prospective effects of these hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments, and deposit decay. The results of the analyses should not be relied upon as indicative of actual results. The computations do not contemplate actions that could be undertaken by management in response to changes in interest rates. In addition, certain shortcomings, which could affect the actual values of interest sensitive assets and liabilities, are inherent in this method of analysis. Given these and other limitations of the analysis, if interest rates increased or decreased 200 basis points instantaneously, net interest income would decrease by 5.2% and increase by 4.5%, respectively. The above analysis uses standard present value methodology and makes assumptions regarding balance sheet growth and mix, market interest rate levels, and pricing spreads based on instrument type.

   The Company is not engaged in investment strategies involving derivative financial instruments. Asset and liability management is conducted without the use of forward-based contracts, options, swap agreements, or other synthetic financial instruments.

Year 2000

   The Company's preparation for the Year 2000 changeover proved to be fully adequate, as no technical difficulties were experienced. The cost associated with Year 2000 readiness was $82 thousand, and is considered immaterial to the results of James River.

--------------------------------------------------------------------------------
Annual Report 1999                                                           11
--------------------------------------------------------------------------------

James River Bankshares
--------------------------------------------------------------------------------

Five Year Financial Summary


(Dollars in thousands,
except per share data)
Years ended December 31,              1999            1998            1997            1996            1995
------------------------------------------------------------------------------------------------------------
Income Statement Data
Interest Income                   $  36,204       $  35,326       $  34,150       $  31,722       $  27,250
Interest Expense                     15,749          16,688          16,143          15,505          12,956
------------------------------------------------------------------------------------------------------------
Net Interest Income                  20,455          18,638          18,007          16,217          14,294
Provision for Loan Losses               670             537             469             521             342
------------------------------------------------------------------------------------------------------------
Net Interest Income after
  Provision for Loan Losses          19,785          18,101          17,538          15,696          13,952
Non-Interest Income                   3,087           3,188           2,252           2,023           1,564
Non-Interest Expense                 16,977          14,944          13,697          13,575          10,405
------------------------------------------------------------------------------------------------------------
Income Before Income Taxes            5,895           6,345           6,093           4,144           5,111
Income Taxes                          1,591           1,690           1,728           1,141           1,407
------------------------------------------------------------------------------------------------------------
Net Income                        $   4,304       $   4,655       $   4,365       $   3,003       $   3,704
============================================================================================================

Per Share Data*
Net Income - Basic                $    0.94       $    1.02       $    0.97       $    0.66       $    0.82
Net Income - Diluted                   0.94            1.00            0.95            0.66            0.81
Cash Dividends                         0.48            0.42            0.37            0.35            0.29
Book Value at Period End              11.05           11.21           10.57            9.85            9.63
Tangible Book Value at Period End     10.53           10.70           10.02            9.30            9.59

Balance Sheet Data
Total Assets                      $ 487,364       $ 488,873       $ 454,812       $ 443,537       $ 388,387
Loans, Net                          328,856         312,008         293,429         274,196         240,854
Securities                          115,747         110,787         105,818         124,803         104,668
Deposits                            418,020         433,899         404,277         396,756         342,418
Shareholders' Equity                 50,998          51,179          47,743          44,576          43,495

Performance Ratios
Return on Average Assets               0.88%           0.99%           0.97%           0.71%           1.01%
Return on Average Shareholders'
  Equity                               8.42            9.33            9.51            7.02            9.08
Efficiency Ratio                      69.91           66.33           65.42           71.57           63.32
Net Interest Margin                    4.62            4.41            4.48            4.29            4.31

Credit Quality Ratios
Allowance for Loan Losses to
  Non-Performing Loans              1071.14%        1095.64%         437.90%         835.92%         476.78%
Allowance for Loan Losses to
  Non-Performing Assets              215.77          210.49          117.39          138.81          135.94
Allowance for Loan Losses to
  Year-End Loans, Net of
  Unearned Income                      1.44            1.35            1.32            1.36            1.45
Net Charged-off Loans to Average
  Loans, Net of Unearned Income        0.10            0.06            0.11            0.12            0.05

Capital and Liquidity Ratios
Leverage                              10.31%          9.96%           9.94%           9.92%           11.05%
Risk Based:
  Tier 1 Capital                      15.73           15.87           15.29           16.39           21.15
  Total Capital                       16.98           17.12           16.54           17.64           22.40
Average Loans to
  Average Deposits                    76.91           74.00           73.30           69.91           70.38
Average Shares Outstanding*
  Basic                           4,588,608       4,547,436       4,519,179       4,520,012       4,500,126
  Diluted                         4,594,643       4,633,133       4,577,192       4,581,035       4,546,542
============================================================================================================

* Restated to reflect three-for-two stock split in the form of a stock dividend in November 1997.

--------------------------------------------------------------------------------
 12                                                 James River Bankshares, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Report of Independent Auditors

The Board of Directors and Shareholders
James River Bankshares, Inc.
Suffolk, Virginia


   We have audited the accompanying consolidated balance sheet of James River Bankshares, Inc. and Subsidiaries as of December 31, 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of James River Bankshares, Inc. and Subsidiaries for the years ended December 31, 1998 and 1997 were audited by other auditors whose report, dated January 28, 1999, expressed an unqualified opinion on those statements. We audited the 1998 and 1997 financial statements of State Bank of Remington, Inc., a company which was pooled with James River Bankshares, Inc. in 1999, as explained in Note 2 to the consolidated financial statements. Our report dated January 27, 1999, expressed an unqualified opinion of those statements. Those statements are included in the restated 1998 and 1997 consolidated financial statements and reflect total assets and revenue constituting 14.1% and 13.3%, respectively in 1998, and 13.5% of revenue in 1997, of the related consolidated totals.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James River Bankshares, Inc. and Subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Yount, Hyde & Barbour, P.C.

Certified Public Accountants and Consultants

Winchester, Virginia
January 13, 2000

--------------------------------------------------------------------------------
Annual Report 1999                                                           13
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------

Consolidated Balance Sheets


(Dollars in thousands, except per share data)
December 31,                                                                            1999                    1998
-----------------------------------------------------------------------------------------------------------------------
Assets

Cash and due from banks                                                             $  16,374                 $ 16,969
Interest bearing deposits with banks                                                    1,290                   12,031
Federal funds sold                                                                      2,160                   15,149
Securities available-for-sale, at fair value                                          101,992                   94,691
Securities held-to-maturity, at amortized cost (fair value
        approximates $13,569 and $16,523 at
        December 31, 1999 and 1998)                                                    13,755                   16,096
Loans, net of allowance for loan losses of $4,788 in 1999 and $4,273 in 1998          328,511                  308,409
Loans held for sale, net                                                                  345                    3,599
Accrued interest receivable                                                             3,434                    3,373
Foreclosed assets, net                                                                  1,772                    1,639
Premises and equipment, net                                                            10,995                   11,468
Intangible assets, net                                                                  2,411                    2,342
Other assets                                                                            4,325                    3,107
-----------------------------------------------------------------------------------------------------------------------
                                                                                    $ 487,364                $ 488,873
=======================================================================================================================


Liabilities and Shareholders' Equity

Liabilities
        Deposits:
        Non-interest bearing                                                        $  63,713                 $ 56,362
        Interest bearing                                                              354,307                  377,537
-----------------------------------------------------------------------------------------------------------------------
                Total deposits                                                        418,020                  433,899
        Accrued interest payable                                                          998                      982
        Short-term borrowings                                                           4,561                      742
        Long-term borrowings                                                           11,000                        -
        Other liabilities                                                               1,787                    2,071
-----------------------------------------------------------------------------------------------------------------------
                Total liabilities                                                     436,366                  437,694
-----------------------------------------------------------------------------------------------------------------------

Shareholders' equity
        Preferred stock, $5 par value per share
                (2,000,000 shares authorized; none issued)                                  -                        -
        Common stock, $5 par value per share (10,000,000
                shares authorized; 4,613,203 and 4,565,326 shares
                issued and outstanding at December 31, 1999 and
          1998, respectively)                                                          23,066                   22,827
        Additional paid-in-capital                                                      4,338                    4,096
        Retained earnings                                                              25,718                   23,531
        Accumulated other comprehensive income (loss)                                  (2,124)                     725
-----------------------------------------------------------------------------------------------------------------------
                Total shareholders' equity                                             50,998                   51,179
                                                                                    $ 487,364                $ 488,873
=======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
14                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

Consolidated Statements of Income


(Dollars in thousands, except per share data)
Years Ended December 31,                                             1999                  1998                  1997
-----------------------------------------------------------------------------------------------------------------------
Interest income
        Loans                                                   $   28,569            $   27,646            $   26,589
        Securities:
         Taxable                                                     5,667                 5,119                 5,690
         Exempt from federal income taxes                            1,317                 1,288                 1,233
        Federal funds sold and other                                   651                 1,273                   638
-----------------------------------------------------------------------------------------------------------------------
           Total interest income                                    36,204                35,326                34,150
-----------------------------------------------------------------------------------------------------------------------

Interest expense
        Deposits                                                    15,283                16,634                16,096
        Federal funds purchased and other                              466                    54                    47
-----------------------------------------------------------------------------------------------------------------------
           Total interest expense                                   15,749                16,688                16,143
-----------------------------------------------------------------------------------------------------------------------

Net interest income                                                 20,455                18,638                18,007

Provision for loan losses                                              670                   537                   469
-----------------------------------------------------------------------------------------------------------------------

Net interest income after provision for
         loan losses                                                19,785                18,101                17,538
-----------------------------------------------------------------------------------------------------------------------

Non-interest income
        Service charges on deposit accounts                          2,180                 1,737                 1,388
        Other fees and commissions                                     515                   563                   558
        Net realized gains on disposition
         of securities                                                  14                   457                   109
        Other income                                                   378                   431                   197
-----------------------------------------------------------------------------------------------------------------------
           Total non-interest income                                 3,087                 3,188                 2,252
-----------------------------------------------------------------------------------------------------------------------

Non-interest expense
        Salaries and employee benefits                               9,283                 7,945                 7,430
        Occupancy expense                                            1,346                 1,035                   891
        Equipment                                                    1,265                 1,116                 1,130
        Other expense                                                5,083                 4,848                 4,246
-----------------------------------------------------------------------------------------------------------------------
           Total non-interest expense                               16,977                14,944                13,697
-----------------------------------------------------------------------------------------------------------------------

Income before income taxes                                           5,895                 6,345                 6,093

Provision for income taxes                                           1,591                 1,690                 1,728
-----------------------------------------------------------------------------------------------------------------------

Net income                                                      $    4,304            $    4,655            $    4,365
=======================================================================================================================

Net income per common share
        Basic                                                   $     0.94            $     1.02            $     0.97
        Diluted                                                 $     0.94            $     1.00            $     0.95
=======================================================================================================================

Weighted average number of shares
        outstanding during the year
        Basic                                                    4,588,608             4,547,436             4,519,179
        Diluted                                                  4,594,643             4,633,133             4,577,192
=======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report 1999                                                            15
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity


(Dollars in thousands, except share data)
Years Ended December 31, 1999, 1998 and 1997
                                                                                                      ACCUMULATED
                                               SHARES OF                                                 OTHER
                                                COMMON        COMMON      ADDITIONAL     RETAINED    COMPREHENSIVE
                                                STOCK         STOCK    PAID-IN-cAPITAL   EARNINGS    INCOME (LOSS)     TOTAL
------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                   3,301,928    $   16,510    $    3,739    $   24,306    $       22    $   44,577
Comprehensive income:
 Net income                                          --            --            --         4,365            --         4,365
 Change in unrealized gain (loss)
  on securities available-for-sale,
  net of taxes                                       --            --            --            --           682           682
------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                        --            --            --         4,365           682         5,047
------------------------------------------------------------------------------------------------------------------------------
Common stock issued                               1,699             9            27            --            --            36
ESOP termination                                (18,352)          (92)           --          (281)           --          (373)
Stock options exercised                           7,783            39            27            --            --            66
Cash paid in lieu of fractional
 shares                                            (209)           (1)           (3)           --            --            (4)
Cash dividends declared ($0.37 per
 share)                                              --            --            --        (1,605)           --        (1,605)
Stock split effected in the form
 of a stock dividend                          1,223,686         6,118            --        (6,118)           --            --
------------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1997                   4,516,535        22,583         3,790        20,667           704        47,744
Comprehensive income:
 Net income                                          --            --            --         4,655            --         4,655
 Change in unrealized gain (loss)
  on securities available-for-sale,
  net of taxes                                       --            --            --            --            21            21
------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                        --            --            --         4,655            21         4,676
------------------------------------------------------------------------------------------------------------------------------
Common stock issued                               1,681             9            26            --            --            35
Stock options exercised                          47,110           235           280            --            --           515
Cash dividends declared ($0.42 per
 share)                                              --            --            --        (1,791)           --        (1,791)
------------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1998                   4,565,326        22,827         4,096        23,531           725        51,179
Comprehensive income:
 Net income                                          --            --            --         4,304            --         4,304
 Change in unrealized gain
  (loss) on securities available-for-sale,
  net of taxes                                       --            --            --            --        (2,849)       (2,849)
------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income                        --            --            --         4,304        (2,849)        1,455
------------------------------------------------------------------------------------------------------------------------------
Common stock issued                               2,765            14            28            --            --            42
Common stock issued in acquisition               52,665           263           537            --            --           800
Stock options exercised                          57,488           287           343            --            --           630
Common stock surrendered and
 repurchased                                    (64,878)         (324)         (664)           --            --          (988)
Cash paid in lieu of fractional
 shares                                            (163)           (1)           (2)           --            --            (3)
Cash dividends declared ($0.48 per
 share)                                              --            --            --        (2,117)           --        (2,117)
------------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1999                   4,613,203    $   23,066    $    4,338    $   25,718    $   (2,124)   $   50,998
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
16                                                 James River Bankshares, Inc.
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows


(In thousands)
Years Ended December 31,                                                                        1999           1998           1997
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
        Net income                                                                           $  4,304       $  4,655       $  4,365
        Adjustments to reconcile net income to net cash
          provided by operating activities:
            Provision for loan losses                                                             670            537            469
            Depreciation and amortization                                                       1,590          1,424          1,427
            Gain on disposition of securities                                                     (14)          (457)          (109)

            Gain on sale of fixed assets                                                           (7)           (99)            (1)

            Loss on other real estate owned                                                        --            410             --
            Changes in:
              Loans held for sale                                                               3,254         (2,810)           403
              Interest receivable                                                                 (61)            11            211
              Other assets                                                                        331           (497)            93
              Interest payable                                                                     16             66            132
              Other liabilities                                                                  (342)           424            340
------------------------------------------------------------------------------------------------------------------------------------

          Net cash provided by operating activities                                             9,741          3,664          7,330
------------------------------------------------------------------------------------------------------------------------------------


Cash flows from investing activities
        Proceeds from dispositions of available-
          for-sale securities                                                                  25,394         35,574         32,222
        Purchase of available-for-sale securities                                             (37,008)       (42,452)       (11,924)

        Redemption of held-to-maturity securities                                               2,939          4,592          4,034
        Purchase of held-to-maturity securities                                                  (617)        (2,227)        (4,258)

        Net increase in loans                                                                 (18,023)       (16,402)       (20,542)

        Net assets acquired in purchase, net of cash and cash equivalents                      (1,210)            --             --
        Purchase of property and equipment                                                       (738)        (3,653)        (1,066)

        Proceeds from sale of property and equipment                                               29            198            824
------------------------------------------------------------------------------------------------------------------------------------

          Net cash used in investing activities                                               (29,234)       (24,370)          (710)

------------------------------------------------------------------------------------------------------------------------------------


Cash flows from financing activities
        Cash dividends paid                                                                    (2,117)        (1,791)        (1,605)

        Net increase (decrease) in deposits                                                   (15,879)        29,623          7,521
        Issuance of common stock                                                                  672            550            101
        Common stock repurchased and surrendered                                                 (988)            --           (373)

        Purchase of fractional shares                                                              (3)            --             (4)

        Proceeds from short-term borrowings                                                     2,483            542             95
        Proceeds from long-term borrowings                                                     11,000             --             --
------------------------------------------------------------------------------------------------------------------------------------

          Net cash provided by (used in) financing activities                                  (4,832)        28,924          5,735
------------------------------------------------------------------------------------------------------------------------------------


Net increase (decrease) in cash and
        cash equivalents                                                                      (24,325)         8,218         12,355
Cash and cash equivalents - beginning                                                          44,149         35,931         23,576
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - ending                                                           $ 19,824       $ 44,149       $ 35,931
====================================================================================================================================


Cash paid during the year for:
        Interest                                                                             $ 15,733       $ 16,713       $ 16,011
====================================================================================================================================

        Income taxes                                                                         $  1,266       $  1,993       $  1,602
====================================================================================================================================


Noncash financing activities:
        Real estate acquired in settlement of loans                                          $    273       $    300       $    436
====================================================================================================================================

        Issuance of common stock in exchange for net assets in acquisition                   $    800       $     --       $     --
====================================================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
Annual Report 1999                                                            17
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

James River Bankshares, Inc. ("the Company") is a Virginia multi-bank holding company headquartered in Suffolk, Virginia that commenced operations June 1, 1995. The Company owns James River Bank, Waverly, Virginia; Bank of Suffolk, Suffolk, Virginia; First Colonial Bank, Hopewell, Virginia; James River Bank/Colonial, Smithfield, Virginia; State Bank of Remington, Remington, Virginia (collectively the "Banking Subsidiaries"); and Family Finance Corporation, a consumer loan company, Family Finance of Virginia, Inc., a consumer equity lender, Colonial Loans, Inc., a consumer loan company, and James River Support, Inc., an operations support center. In addition, James River Bank owns Mortgage Company of James River, Inc., which is a residential mortgage loan company formed in the fourth quarter of 1998. The Banking Subsidiaries operate twenty-seven banking offices in southeastern Virginia and in the Piedmont area of Virginia in Southern Fauquier county. The Company's primary source of revenue is providing loans to customers who are predominantly small and middle-market businesses and individuals.

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

The Company is required to maintain reserves with the Federal Reserve Bank. The aggregate daily average reserves required for the final reporting period in the years ended December 31, 1999 and 1998 were $3,345,000 and $2,047,000, respectively.

SECURITIES

Investment securities are classified into three categories: held-to-maturity, available-for-sale and trading. Securities that management has both the intent and ability to hold to maturity are classified as securities held-to-maturity and are carried at cost, adjusted for amortization of premium or accretion of discount using the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, to increase regulatory capital or other similar factors are classified as securities available-for-sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Company has no trading securities. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary, if any, are included in earnings as realized losses.

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

While a loan is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections

-------------------------------------------------------------------------------
1999 Annual Report                                                           18
-------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

of interest and principal generally are applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. The adequacy of the allowance for loan losses is periodically evaluated by the Company in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Manage-ment's evaluation of the adequacy of the allowance is based on a review of the Company's historical loss experience, known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies also are considered. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

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

  Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

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

EARNINGS PER COMMON SHARE

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

On September 25, 1997, the Board of Directors declared a 3-for-2 stock split effected in the form of a 50% stock dividend,

--------------------------------------------------------------------------------
Annual Report 1999                                                         19
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

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

NOTE 2 - MERGERS AND ACQUISITIONS

  On August 15, 1999, James River formed a subsidiary that merged with State Bank of Remington, Inc. (State Bank), headquartered in Remington, Virginia. Each outstanding share of State Bank common stock was converted into and exchanged for 2.9 shares of James River common stock, resulting in the issuance of 843,815 whole shares. The merger was accounted for as a pooling of interests business combination, and, accordingly, all historical financial information for periods before the merger have been restated to include the combined results of both James River and State Bank. State Bank had total assets of $73.8 million, total deposits of $65.8 million, and shareholders' equity of $7.5 million at the date of acquisition. Certain reclassifications were made to the State Bank financial statements to conform to James River's presentation.

  Net interest income and net income for James River and State Bank for the years ended December 31, 1999, 1998, and 1997, prior to restatement for the pooling of interests merger, are presented below:

Net Interest Income                          1999           1998           1997
--------------------------------------------------------------------------------
        James River                        $17,548        $15,929        $15,410
        State Bank                         $ 2,907        $ 2,709        $ 2,597

Net Income
--------------------------------------------------------------------------------
        James River                        $ 3,640        $ 4,309        $ 3,805
        State Bank                         $   664        $   346        $   560

  On October 1, 1999, James River acquired Colonial Loans, Inc. headquartered in Fredericksburg, Virginia. The purchase price was allocated to the net assets acquired based on estimates of fair value and resulted in $321,000 of goodwill. At the date of acquisition, Colonial Loans had total assets of $3.2 million. The tranaction was accounted for as a purchase, and, accordingly, operating results of Colonial Loans have been included in the consolidated financial statements since the date of acquisition. The results of operations of Colonial Loans for the periods prior to the purchase were not material to the results of James River.

--------------------------------------------------------------------------------
20                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes To Consolidated Financial Statements

Note 3 - Securities

The carrying amount of securities and their approximate fair values at December 31 were as follows:

                                                                   Amortized       Gross Unrealized   Gross Unrealized        Fair
(In thousands)                                                       Cost               Gains              Losses             Value
------------------------------------------------------------------------------------------------------------------------------------
Available-for-Sale Securities:
December 31, 1999
U.S. Government and
  agency securities                                                $ 66,782           $     34           $  2,448           $ 64,368
State and municipal securities                                       30,303                122                664             29,761
Other debt securities                                                   508                 --                 --                508
Equity securities                                                     7,617                 --                262              7,355
------------------------------------------------------------------------------------------------------------------------------------
                                                                   $105,210           $    156           $  3,374           $101,992
====================================================================================================================================

December 31, 1998
U.S. Government and
  agency securities                                                $ 60,143           $    691           $    117           $ 60,717
State and municipal securities                                       25,543                716                  8             26,251
Other debt securities                                                   609                 15                 --                624
Equity securities                                                     7,298                 26                225              7,099
------------------------------------------------------------------------------------------------------------------------------------
                                                                   $ 93,593           $  1,448           $    350           $ 94,691
====================================================================================================================================

Held-to-Maturity Securities:

December 31, 1999
U.S. Government and
  agency securities                                                $  9,597           $     19           $    139           $  9,477
State and municipal securities                                        4,158                  1                 67              4,092
------------------------------------------------------------------------------------------------------------------------------------
                                                                   $ 13,755           $     20           $    206           $ 13,569
====================================================================================================================================

December 31, 1998
U.S. Government and
  agency securities                                                $ 12,225           $    352           $     --           $ 12,577
State and municipal securities                                        3,871                 81                  6              3,946
------------------------------------------------------------------------------------------------------------------------------------
                                                                   $ 16,096           $    433           $      6           $ 16,523
====================================================================================================================================

Equity securities include restricted investments of $2,777,000 and $2,531,000 at December 31, 1999 and 1998, respectively. These securities do not have a readily determinable fair value and lack a market. Therefore, they are carried at cost and periodically evaluated for impairment.

The scheduled maturities of securities held-to-maturity and securities available-for-sale at December 31, 1999 were as follows:

                                                                   Securities Held-to-Maturity        Securities Available-for-Sale
                                                                   ---------------------------        ------------------------------
                                                                     Amortized          Fair             Amortized            Fair
(In thousands)                                                         Cost             Value              Cost               Value
------------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                             $   505           $    505         $    8,843           $  8,756
Due from one to five years                                            4,967              4,974             54,070             53,081
Due from five to ten years                                            8,283              8,090             34,377             32,509
Due after ten years                                                      --                 --                303                291
Equity securities                                                        --                 --              7,617              7,355
------------------------------------------------------------------------------------------------------------------------------------
                                                                    $13,755           $ 13,569          $ 105,210           $101,992
====================================================================================================================================

--------------------------------------------------------------------------------
Annual Report 1999                                                           21
--------------------------------------------------------------------------------

James River Bankshares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


     Securities with a carrying amount of approximately $16,980,000 at December 31, 1999 and $17,516,000 at December 31, 1998 were pledged to secure public deposits and for other purposes required or permitted by law.

     Gross realized gains and losses on dispositions of securities available-for-sale were as follows:

(In thousands)
Available-for-Sale                           1999           1998           1997
--------------------------------------------------------------------------------
Gross realized gains                        $  15          $ 474          $ 174
Gross realized losses                          (1)           (17)           (65)
--------------------------------------------------------------------------------
   Net realized gain                        $  14          $ 457          $ 109
================================================================================

Note 4 - Components of Comprehensive Income

Comprehensive income consists of the following for the years ended December 31:

(In thousands)                                   1999         1998         1997
--------------------------------------------------------------------------------
Net income                                     $ 4,304      $ 4,655      $ 4,365
Other comprehensive income (loss)               (2,849)          21          682
--------------------------------------------------------------------------------
                                               $ 1,455      $ 4,676      $ 5,047
================================================================================

The components of other comprehensive income and related tax effects for the years ended December 31 are as follows:

(In thousands)                                   1999          1998         1997
--------------------------------------------------------------------------------
Unrealized gains (losses) on
 available-for-sale-securities                $(4,302)      $   492      $ 1,150
Reclassification adjustment for
 gains realized in income                          14           457          109
--------------------------------------------------------------------------------
Net unrealized gains (losses)                  (4,316)           35        1,041

Tax effect                                     (1,467)           14          359
--------------------------------------------------------------------------------
Net-of-tax-amount                             $(2,849)      $    21      $   682
================================================================================

Note 5 - Loans Receivable

Loans receivable are summarized below:
(In thousands)                                           1999              1998
--------------------------------------------------------------------------------
  Commercial                                        $  47,736         $  38,669
  Real estate - commercial                             64,816            56,786
  Real estate - construction                           19,675            26,417
  Real estate - mortgage                              162,044           156,372
  Agricultural                                          3,605             2,848
  Installment                                          35,273            31,479
--------------------------------------------------------------------------------
  Total loans                                         333,149           312,571
    Less:
  Allowance for loan losses                            (4,788)           (4,273)
  Unearned discount                                       (11)              (18)
  Deferred loan expenses                                  161               129
--------------------------------------------------------------------------------
  Net loans receivable                              $ 328,511         $ 308,409
  Loans held for sale                                     345             3,599
--------------------------------------------------------------------------------
                                                    $ 328,856         $ 312,008
================================================================================

--------------------------------------------------------------------------------
22                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Consolidated financial Statements

The allowance for loan losses is summarized below:

                                              1999          1998          1997
--------------------------------------------------------------------------------
Balance - beginning of year                 $ 4,273       $ 3,928       $ 3,770
Provision charged to operations                 670           537           469
Allowance from acquisition                      178            --            --
Charge-offs                                    (432)         (342)         (445)
Recoveries                                       99           150           134
--------------------------------------------------------------------------------

Balance - end of year                       $ 4,788       $ 4,273       $ 3,928
================================================================================

The recorded investment in impaired loans requiring an allowance for loan losses as determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," was $2,752,000 and $1,408,000 at December 31, 1999 and 1998, respectively. The portion of the allowance for loan losses allocated to the impaired loan balance was $560,000 and $162,000 at December 31, 1999 and 1998, respectively. The recorded investment in impaired loans that do not have a portion of the allowance for loan losses allocated was $684,000 and $660,000 at December 31, 1999 and 1998, respectively. For the year ended December 31, 1999, the average recorded investment in impaired loans was $1,861,000, and interest income recognized on impaired loans was $251,000. For the year ended December 31, 1998, the average recorded investment in impaired loans was $1,524,000, and interest income recognized on impaired loans was $149,000. For the year ended December 31, 1997, the average recorded investment in impaired loans was $2,346,000, and interest income recognized on impaired loans was $199,000.

     Mortgage loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of these loans at December 31, 1999, 1998, and 1997 were $16,648,000, $18,969,000, and $28,814,000, respectively.


Note 6 - Related Parties

     The Company has had and expects to have in the future, lending transactions in the ordinary course of its business with directors, principal officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such extensions of credit do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of loans to such individuals as of December 31, 1999 and 1998 was $13,333,000 and $13,346,000, respectively. During 1999, new loans to such related parties amounted to $5,418,000 and repayments amounted to $5,431,000.


Note 7 - Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

(In thousands)                                             1999            1998
--------------------------------------------------------------------------------
  Land                                                $   2,315       $   2,315
  Buildings                                               8,969           8,722
  Furniture and equipment                                 7,934           7,433
--------------------------------------------------------------------------------
                                                         19,218          18,470
  Accumulated depreciation and amortization              (8,223)         (7,002)
--------------------------------------------------------------------------------
  Net book value                                      $  10,995       $  11,468
================================================================================

--------------------------------------------------------------------------------
Annual Report 1999                                                           23
--------------------------------------------------------------------------------

James River Bankshares
--------------------------------------------------------------------------------

Note 8 - Deposits

Deposits are summarized as follows:

     (In thousands)                                      1999              1998
--------------------------------------------------------------------------------
     Non-interest bearing demand                    $  63,713         $  56,362
     Interest bearing demand                           71,549            75,729
     Money market                                      19,393            21,347
     Savings                                           54,909            53,934
     Time deposits $100,000 and greater                34,928            38,215
     Other time deposits                              173,528           188,312
--------------------------------------------------------------------------------
                                                    $ 418,020         $  433,899
================================================================================

At December 31, 1999, the scheduled maturities of time deposits are as follows:

(In thousands)
--------------------------------------------------------------------------------
                           2000           $136,377
                           2001             30,770
                           2002             20,578
                           2003             15,590
                           2004              4,646
                     Thereafter                495
--------------------------------------------------------------------------------
                                          $208,456
================================================================================

Note 9 - Short-Term Borrowings

     Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers, and generally mature the day following the date sold. Short-term borrowings may also include federal funds purchased, which are unsecured overnight borrowings from other financial institutions, and advances from the FHLB of Atlanta, which are secured either by a blanket floating lien on all real estate mortgage loans secured by 1 to 4 family residential properties, FHLB stock, or other mortgage related assets.

     The Company has unused lines of credit for short-term borrowings totaling approximately $46.8 million at December 31, 1999.

     The table below presents selected information on the combined totals of repurchase agreements and other short-term borrowings for the years ended December 31:

                                                              1999        1998
--------------------------------------------------------------------------------
        Maximum balance at any month end during the year     $8,483      $1,801
        Average balance for the year                          4,228         953
        Average rate for the year                              4.22%       5.60%
        Weighted average rate on borrowings at year end        5.59%       3.75%
        Estimated fair value                                 $4,561      $  742
================================================================================

     The weighted average rates shown for borrowings at year-end were calculated by multiplying the effective rate for each transaction by the principal amount and dividing the aggregate product by the total principal outstanding.

     Due to the short maturities of these financial instruments, the carrying amounts for both repurchase agreements and other short-term borrowings were deemed to approximate fair values at December 31, 1999 and 1998.

--------------------------------------------------------------------------------
24                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

Note 10 - Long-Term Debt

     At December 31, 1999, the Company had borrowings from the Federal Home Loan Bank system totaling $11,000,000 at interest rates ranging from 4.95% to 5.36%. The borrowings mature between September 29, 2004 and August 7, 2009. The FHLB has a blanket lien on real estate loans as collateral on these borrowings. Interest only is payable on a quarterly basis until maturity.

     The borrowings are subject to early conversion options by the FHLB and early termination options by the Company beginning in 2000 for $6,000,000 of the borrowings and in 2004 for the remaining $5,000,000. The conversions allow the debt to be converted into three-month LIBOR-based floating rate advances at three month LIBOR flat. The Company can elect to terminate the borrowings on the applicable termination dates regardless of whether FHLB converts the debt under the conversion option and will pay a prepayment penalty only if the FHLB has elected not to convert the borrowings.


Note 11 - Commitments, Contingent Liabilities and Legal Proceedings

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

     The following table summarizes the Company's off-balance sheet financial instruments by type as of December 31, 1999 and 1998.

(In thousands)                                            1999             1998
--------------------------------------------------------------------------------
 Commitments to extend credit:

  Commercial real estate                                $ 4,929          $12,189
  Commercial                                             26,904           24,737
  Real estate mortgage                                   19,679           19,491
  Other                                                   7,569           15,099
--------------------------------------------------------------------------------
                                                        $59,081          $71,516
================================================================================
 Standby letters of credit                              $ 1,980          $ 2,965
================================================================================

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

     Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

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

--------------------------------------------------------------------------------
Annual Report 1999                                                           25
--------------------------------------------------------------------------------

James River Bankshares
--------------------------------------------------------------------------------

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

     Loans secured by real estate are approximately 74% and 76% of total loans at year-end 1999 and 1998, respectively. Approximately 56% and 62% of these real estate loans in 1999 and 1998, respectively, are secured by 1-4 family residential real estate. Commercial and standby letters of credit are granted primarily to commercial borrowers.

Operating Leases

     The Company has several noncancelable operating leases for branch offices. The expirations of these leases range from one to fifteen years. Rent expense charged to operations under operating lease agreements totaled $270,000, $145,000, and $105,000 in 1999, 1998, and 1997, respectively.


Future minimum rentals are as follows:
(In thousands)
--------------------------------------------------------------------------------
                              2000         $  250
                              2001            205
                              2002            194
                              2003            198
                              2004             98
                        Thereafter            237
--------------------------------------------------------------------------------
                  Total minimum lease payments            $1,182
================================================================================

Legal Proceedings

     There were no material legal proceedings other than ordinary routine litigation incidental to the business at December 31, 1999.


Note 12 - Stock Compensation Plans

     At December 31, 1999, the Company had three qualified incentive stock-based compensation plans. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its plans. The effect of applying SFAS No. 123 for pro-forma disclosures is not likely to be representative of the effects on basic and diluted earnings per share for future years. However, had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been as follows:


(Dollars in thousands, except per share data)               1999            1998            1997
-------------------------------------------------------------------------------------------------
Net income - basic and diluted      As reported         $  4,304        $  4,655        $  4,365
                                    Pro-forma              4,108           4,455           4,205
-------------------------------------------------------------------------------------------------
Basic earnings per share            As reported          $  0.94         $  1.02         $  0.97
                                    Pro-froma               0.90            0.98            0.93
-------------------------------------------------------------------------------------------------
Diluted earnings per share          As reported          $  0.94         $  1.00         $  0.95
                                    Pro-forma               0.89            0.96            0.92
-------------------------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
26                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Stock option transactions are summarized below:

                                                     Weighted                           Weighted                       Weighted
                                                     Average                            Average                        Average
                                                     Exercise                           Exercise                       Exercise
                                                       Price                              Price                          Price
                                       1999          Per Share           1998           Per Share       1997           Per Share
---------------------------------------------------------------------------------------------------------------------------------
Options outstanding -
  beginning of year:                 240,868         $ 13.52            255,458         $   11.88      267,058         $   11.68
Granted -                                  -               -             37,500             21.45           --             --
Exercised                            (57,488)           9.80            (47,110)            13.10      (11,000)             5.94
Expired                               (4,487)          13.54             (4,980)            13.53         (600)            10.20
---------------------------------------------------------------------------------------------------------------------------------
Options outstanding -
  end of year                        178,893         $ 14.72            240,868         $   13.52      255,458         $   11.88
=================================================================================================================================
Options exercisable -
  end of year                         95,843         $ 13.26            107,428         $   10.74      104,708         $    9.51
=================================================================================================================================

The weighted average fair value of options granted was $5.29 in 1998. Fair value is estimated using the Black-Scholes option pricing model with the following assumptions:

                                               1999          1998        1997
--------------------------------------------------------------------------------
Dividend yield                                  -             2.2         --
Expected life                                   -           5 years       --
Expected volatility                             -              24%        --
Risk-free interest rate                         -             5.5         --
--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1999:

                      Options Outstanding                               Options Exercisable
  -------------------------------------------------------------    -----------------------------
                                       Weighted       Weighted                         Weighted
                                       Average         Average                          Average
  Exercise                            Remaining       Exercise                         Exercise
   Prices           Number           Contractual       Price          Number            Price
  Per Share       Outstanding        Life (years)    Per Share      Exercisable        Per Share
------------------------------------------------------------------------------------------------
$       7.27        13,683                2          $    7.27        13,683          $    7.27
$      13.45        26,530                7          $   13.45        15,480          $   13.45
$      13.56       101,180                7          $   13.56        59,180          $   13.56
$      21.45        37,500                9          $   21.45         7,500          $   21.45
------------------------------------------------------------------------------------------------
$ 7.27-21.45       178,893                7          $   14.72        95,843          $   13.26
================================================================================================

--------------------------------------------------------------------------------
Annual Report 1999                                                            27
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 13 - Minimum Regulatory Capital Requirements

     The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its Banking Subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and its Banking Subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company meets all capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification, the Federal Reserve Bank of Richmond categorized the Company and its Banking Subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its Banking Subsidiaries must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes has changed the institution's category.

     The actual and required capital amounts and ratios of the Company and its banking subsidiaries as of December 31, 1999 and 1998, are presented in the table.

                                                                                                         Minimum to be
                                                                            Minimum                 Well Capitalized Under
                                                                            Capital                   Prompt Corrective
                                                      Actual              Requirements                Action Provisions
(Dollars in thousands)                                ------              ------------                -----------------
December 31, 1999                                Amount     Ratio   Amount           Ratio         Amount           Ratio
-------------------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk-Weighted Assets)
                                                                                 greater than                 greater than
  Consolidated                                  $54,591     17.0%   $25,716      or equal to 8.0% $  N/A      or equal to  N/A %
  Bank of Suffolk                                14,087     17.4      6,480                  8.0   8,100                   10.0
  James River Bank                                9,165     14.6      5,025                  8.0   6,281                   10.0
  James River Bank/Colonial                       3,889     12.8      2,426                  8.0   3,033                   10.0
  First Colonial Bank                            14,143     14.4      7,851                  8.0   9,814                   10.0
  State Bank of Remington                         7,849     17.4      3,601                  8.0   4,502                   10.0

Tier 1 Capital (to Risk-Weighted Assets)
                                                                                 greater than                 greater than
  Consolidated                                  $50,563     15.7%   $12,858      or equal to 4.0% $  N/A      or equal to  N/A %
  Bank of Suffolk                                13,073     16.1      3,240                  4.0   4,860                   6.0
  James River Bank                                8,378     13.3      2,513                  4.0   3,769                   6.0
  James River Bank/Colonial                       3,510     11.6      1,213                  4.0   1,820                   6.0
  First Colonial Bank                            12,912     13.2      3,925                  4.0   5,888                   6.0
  State Bank of Remington                         7,412     16.5      1,801                  4.0   2,701                   6.0

Tier 1 Capital (to Average Assets)
                                                                                 greater than                 greater than
  Consolidated                                  $50,563     10.3%   $19,612      or equal to 4.0% $  N/A      or equal to  N/A %
  Bank of Suffolk                                13,073     10.7      4,866                  4.0   6,083                   5.0
  James River Bank                                8,378      9.3      3,596                  4.0   4,495                   5.0
  James River Bank/Colonial                       3,510      8.4      1,681                  4.0   2,101                   5.0
  First Colonial Bank                            12,912      8.1      6,413                  4.0   8,016                   5.0
  State Bank of Remington                         7,412     10.2      2,893                  4.0   3,617                   5.0
===============================================================================================================================

--------------------------------------------------------------------------------
28                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

                                                                                                          Minimum to be
                                                                                Minimum               Well Capitalized Under
                                                                                Capital                 Prompt Corrective
                                                            Actual            Requirements              Action Provisions
                                                            ------            ------------              -----------------
December 31, 1998                                     Amount     Ratio    Amount         Ratio         Amount        Ratio
----------------------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk-Weighted Assets)
                                                                                     greater than                greater than
  Consolidated                                       $51,784     17.1%   $24,195     or equal to 8.0% $  N/A     or equal to N/A %
  Bank of Suffolk                                     13,987     19.1      5,866                 8.0   7,332                 10.0
  James River Bank                                     8,631     14.1      4,910                 8.0   6,138                 10.0
  James River Bank/Colonial                            3,723     14.4      2,070                 8.0   2,588                 10.0
  First Colonial Bank                                 12,734     12.5      8,143                 8.0  10,179                 10.0
  State Bank of Remington                              7,779     18.5      3,365                 8.0   4,206                 10.0

Tier 1 Capital (to Risk-Weighted Assets)
                                                                                     greater than                greater than
  Consolidated                                       $47,997     15.9%   $12,098     or equal to 4.0% $  N/A     or equal to N/A %
  Bank of Suffolk                                     13,069     17.8      2,933                 4.0   4,399                 6.0
  James River Bank                                     7,862     12.8      2,455                 4.0   3,683                 6.0
  James River Bank/Colonial                            3,412     13.2      1,035                 4.0   1,553                 6.0
  First Colonial Bank                                 11,460     11.3      4,072                 4.0   6,107                 6.0
  State Bank of Remington                              7,333     17.4      1,683                 4.0   2,524                 6.0

Tier 1 Capital (to Average Assets)
                                                                                     greater than                greater than
  Consolidated                                       $47,997     10.0%   $19,275     or equal to 4.0% $  N/A     or equal to N/A %
  Bank of Suffolk                                     13,069     11.3      4,645                 4.0   5,807                 5.0
  James River Bank                                     7,862      8.6      3,657                 4.0   4,571                 5.0
  James River Bank/Colonial                            3,412      8.5      1,611                 4.0   2,014                 5.0
  First Colonial Bank                                 11,460      7.0      6,523                 4.0   8,154                 5.0
  State Bank of Remington                              7,333     10.7      2,740                 4.0   3,425                 5.0
==================================================================================================================================

Note 14 - Income Taxes

The significant components of the provision for income taxes for the years ended December 31 were as follows:

(In thousands)                               1999           1998           1997
--------------------------------------------------------------------------------
Current tax provision:
    Federal                                $ 1,786        $ 1,822        $ 1,622
    State                                      (51)            32             89
--------------------------------------------------------------------------------
                                             1,735          1,854          1,711
Deferred tax provision                        (144)          (164)            17
--------------------------------------------------------------------------------
                                           $ 1,591        $ 1,690        $ 1,728
================================================================================

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:


                                              1999           1998         1997
--------------------------------------------------------------------------------
Federal statutory income tax rates           34.00 %        34.00 %      34.00 %
State income taxes                           (0.29)          0.17         0.50
Tax-exempt interest income                   (8.24)         (7.48)       (7.34)
Other                                         1.52          (0.05)        1.20
--------------------------------------------------------------------------------
                                             26.99 %        26.64 %      28.36 %
================================================================================

--------------------------------------------------------------------------------
1999 Annual Report                                                            29
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

The significant components of deferred income tax assets and liabilities as of December 31 consist of the following:

(In thousands)                                              1999          1998
--------------------------------------------------------------------------------
Deferred tax assets:
    Allowance for loan losses                             $ 1,366       $ 1,252
    Deferred compensation                                     321           248
    Pension                                                    --            55
    Allowance for other real estate owned                     146           146
    Unrealized loss on AFS securities                       1,094            --
    Other                                                      31            16
--------------------------------------------------------------------------------
        Total deferred tax assets                           2,958         1,717
================================================================================
Deferred tax liabilities:
    Depreciation                                          $   285       $   321
    Deferred loan fees                                        317           258
    Dividends on FHLB/FHLMC stock                             110           110
    Unrealized gain on AFS securities                          --           373
    Discount accretion on securities                           47            49
    Other                                                      38            45
--------------------------------------------------------------------------------
         Total deferred tax liabilities                       797         1,156
--------------------------------------------------------------------------------
Net deferred income tax asset                               2,161           561
Less valuation allowance                                       (3)          (14)
--------------------------------------------------------------------------------
                                                          $ 2,158       $   547
================================================================================

     Included in retained earnings is $1,082,000 at December 31, 1999 and 1998 for which no provision for income taxes has been made. This represents allocations of income to bad debt deductions for tax purposes only in years prior to 1988 related to First Colonial Bank and its subsidiaries. Since the Company does not intend to use the reserves for purposes other than to absorb its tax bad debt losses, deferred income taxes have not been provided on such reserves. The approximate amount of unrecognized tax liability allocated with these historical additions is $411,000. For years after 1988, deferred income taxes have been provided on the difference between tax and book bad debt deductions in accordance with SFAS 109, "Accounting for Income Taxes." If the amounts that qualify as deductions for federal income tax purposes only are used for purposes other than bad debt losses or operations losses, they will be subject to federal income tax at the then current corporate rate.

--------------------------------------------------------------------------------
30                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 15 - Retirement Plans

     The Company has a defined contribution plan with 401(K) features, which covers substantially all employees who have completed six months of service. Employees may contribute up to 15% of their salaries, and the Company matches 50% of the first 4% and 25% of the next 4% of employee contributions. Additional contributions can be made by the Company at the discretion of the Board of Directors. Prior to joining the Company, State Bank had a qualified retirement plan for the future benefit of its employees. This plan was a defined benefit and was fully funded. In accordance with the agreement and plan of merger, the defined benefit plan for State Bank was terminated as of September 30, 1999. All benefit accruals were reversed which resulted in increasing net income by $137,000 for the year ended December 31, 1999. Any surplus of plan assets over plan liabilities will be used to increase participants' benefits. Costs of these plans included in salaries and employee benefits in the consolidated statements of income are as follows:

(In thousands)                                         1999      1998      1997
--------------------------------------------------------------------------------
Defined contribution/401(k) plan                      $  349    $  342    $  405
Defined benefit plan - terminated effective
  September 30, 1999                                  $   --    $   25    $   32
================================================================================

     The Company has entered into deferred compensation agreements providing retirement for certain officers and employees. Vested benefits under the agreements are payable in installments over a ten or fifteen year period upon death or retirement. The present value of the liabilities for the benefits is being accrued over the expected term of active service of the employees. The deferred compensation expense for the officers and employees was $253,000, $116,000 and $104,000 for the years ended December 31, 1999, 1998 and 1997, respectively.


Note 16 - Other Expenses

     Other expenses that exceed one percent of total income for the years ended December 31, 1999, 1998 and 1997, were Directors' fees expense of $303,000, $397,000 and $420,000, respectively.


Note 17 - Parent Company

     The Parent Company, in the ordinary course of business, provides its subsidiaries with certain centralized management services and staff support. The cost of these services is allocated to each subsidiary based on analyses of the services rendered and on analyses of each subsidiary's total assets and net income.

     The primary source of funds for the dividends paid by the Company is dividends received from its subsidiaries. Each of the Banking Subsidiaries is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The following is a summary that, based upon these restrictions, the various Banking Subsidiaries could have declared at
December 31, 1999:         (In thousands)
                           Bank of Suffolk                   $    893,000
                           James River Bank                  $          -
                           First Colonial Bank               $  2,446,000
                           James River Bank/Colonial         $     91,000
                           State Bank of Remington           $    536,000

     In 1998, the Company sought and received approval from the Federal Reserve Bank for James River Bank to pay dividends to the Company in excess of its regulatory limit. Accordingly, in the year 2000, any dividends paid to the Company by James River Bank must be approved by the Federal Reserve Bank.

--------------------------------------------------------------------------------
Annual Report 1999                                                            31
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

     The parent company's condensed balance sheets as of December 31, 1999 and 1998, and the related condensed statements of income and cash flows for each of the years in the three year period ended December 31, 1999, are as follows:


Condensed Balance Sheets
   (In thousands)                                                  1999        1998
-------------------------------------------------------------------------------------
   ASSETS
     Cash and due from banks                                      $ 1,404     $ 1,598
     Securities available-for-sale                                    187         194
     Investments in subsidiaries:
       Bank                                                        45,410      46,323
       Bank-related                                                 3,251       1,641
     Other assets                                                   2,014       1,772
-------------------------------------------------------------------------------------
                                                                  $52,266     $51,528
=====================================================================================

   LIABILITIES AND SHAREHOLDERS' EQUITY
     Liabilities                                                  $ 1,268     $   349
     Shareholders' equity                                          50,998      51,179
-------------------------------------------------------------------------------------
                                                                  $52,266     $51,528
=====================================================================================


Condensed Statements of Income
   (In thousands)                                       1999        1998        1997
-------------------------------------------------------------------------------------
   Income
     Dividends from bank subsidiaries                $  3,724    $  4,822    $  2,733
     Management fees from subsidiaries:
       Bank                                             1,924       1,308         964
       Bank-related                                        81          50          13
     Interest income                                       28           2           2
     Other income                                          52         474          74
-------------------------------------------------------------------------------------
       Total income                                     5,809       6,656       3,786

   Expenses
     Salaries and benefits                              1,325       1,010         559
     Directors fees                                        97         128         140
     Other expense                                        881         672         472
-------------------------------------------------------------------------------------
       Total expense                                    2,303       1,810       1,171
-------------------------------------------------------------------------------------
   Income before income taxes and equity in
     undistributed net income of subsidiaries           3,506       4,846       2,615

   Income tax (expense) benefit                            (6)         17          44
-------------------------------------------------------------------------------------
     Income before equity in undistributed
      net income of subsidiaries                        3,500       4,863       2,659

   Equity in undistributed net income of
     subsidiaries (1)                                     804        (208)      1,706
-------------------------------------------------------------------------------------

   Net income                                        $  4,304    $  4,655    $  4,365
=====================================================================================

(1) Amount in parentheses represents the excess of dividends declared by the subsidiaries to the Parent over the net income of the subsidiaries.

--------------------------------------------------------------------------------
32                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statement


Condensed Statements of Cash Flows
        (In thousands)                                                              1999                 1998                 1997
------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income                                                                      $ 4,304              $ 4,655              $ 4,365
    Adjustments:
    Depreciation                                                                       60                   29                   16
    Gain on sale of securities                                                         --                 (439)                 (65)
    Equity in undistributed net income of
      subsidiaries                                                                   (804)                 208               (1,706)
    Change in other assets                                                           (190)                 (94)                 (18)
    Change in other liabilities                                                       414                   10                  294
------------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operations                                                 3,784                4,369                2,886
------------------------------------------------------------------------------------------------------------------------------------

Investing activities:
  Purchase of equipment                                                               (28)              (1,239)                  (9)
  Proceeds from sale of securities                                                     --                  745                  175
  Purchase of available-for-sale securities                                            --                 (198)                  --
  Net assets acquired in purchase                                                  (1,305)                  --                   --
  Capitalization of subsidiaries                                                     (825)              (1,501)              (1,150)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                          (2,158)              (2,193)                (984)
------------------------------------------------------------------------------------------------------------------------------------

Financing activities:
  Proceeds from short-term borrowings                                               1,000                   --                   --
  Repayments of short-term borrowings                                                (500)                  --                   --
  Cash dividends paid                                                              (2,001)              (1,558)              (1,372)
  Common stock issued                                                                 152                  550                   98
  Common stock repurchased                                                           (471)                  --                 (373)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                          (1,820)              (1,008)              (1,647)
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
  cash equivalents                                                                   (194)               1,168                  255

Cash and cash equivalents - beginning                                               1,598                  430                  175
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - ending                                                $ 1,404              $ 1,598              $   430
====================================================================================================================================

Noncash financing activities:
  Issuance of common stock in exchange for
   net assets in acquisition                                                      $   800              $    --              $    --
====================================================================================================================================

--------------------------------------------------------------------------------
Annual Report  1999                                                           33
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 18 - Fair Value of Financial Instruments

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

     The following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of its assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 1999 and 1998.

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

Short-term Borrowings

     The carrying amounts of short-term borrowings approximate their fair values.

Long-term Borrowings

     The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

--------------------------------------------------------------------------------
34                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

The carrying amount in the table below is the amount at which the financial instruments are reported in the financial statements.

                                                1999                 1998
--------------------------------------------------------------------------------
                                        Carrying    Fair     Carrying     Fair
(In thousands)                           Amount     Value     Amount      Value
--------------------------------------------------------------------------------
Assets
        Cash and due from banks        $ 16,374   $ 16,374   $ 16,969   $ 16,969
        Interest bearing deposits
          with banks                      1,290      1,290     12,031     12,031
        Federal funds sold                2,160      2,160     15,149     15,149
        Investment securities           115,747    115,561    110,787    111,214
        Loans                           328,856    339,738    312,008    319,940
        Interest receivable               3,434      3,434      3,373      3,373
--------------------------------------------------------------------------------
                                       $467,861   $478,557   $470,317   $478,676
================================================================================

Liabilities
        Non-interest bearing
          deposits                     $ 63,713   $ 63,713   $ 56,362   $ 56,362
        Interest bearing deposits       354,307    353,184    377,537    378,732
        Short-term borrowings             4,561      4,561        742        742
        Long-term borrowings             11,000     10,978         --         --
        Interest payable                    998        998        982        982
--------------------------------------------------------------------------------
                                       $434,579   $433,434   $435,623   $436,818
================================================================================


Note 19 - Earnings Per Share Reconciliation

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

(Dollars in thousands, except per share data)             1999    1998    1997
--------------------------------------------------------------------------------
Net Income (Numerator, Basic and Diluted)               $4,304   $4,655   $4,365

Basic average shares outstanding (Denominator)           4,589    4,547    4,519

  Basic net income per share                            $ 0.94   $ 1.02   $ 0.97
================================================================================

Effect of dilutive securities:

Basic average shares outstanding                         4,589    4,547    4,519
Effect of stock options                                      6       86       58
--------------------------------------------------------------------------------
Diluted average shares outstanding (Denominator)         4,595    4,633    4,577

  Diluted net income per share                          $ 0.94   $ 1.00   $ 0.95
================================================================================

--------------------------------------------------------------------------------
Annual Report 1999                                                            35
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 20 - Quarterly Financial Information (Unaudited)

(Dollars in thousands,
except per share data)                                    1999
--------------------------------------------------------------------------------
                                        First     Second      Third     Fourth
                                       Quarter    Quarter    Quarter    Quarter
                                      ---------  --------   ---------  ---------
Interest income                        $8,767     $8,997     $9,144     $9,296
Net interest income                    $4,761     $5,017     $5,217     $5,460
Net income                             $  782     $  976     $1,039     $1,507
Basic Earnings per share               $ 0.17     $ 0.21     $ 0.23     $ 0.33
Diluted Earnings per share             $ 0.17     $ 0.21     $ 0.23     $ 0.33

                                                          1998
--------------------------------------------------------------------------------
                                        First     Second      Third     Fourth
                                       Quarter    Quarter    Quarter    Quarter
                                      ---------  --------   ---------  ---------
Interest income                        $8,617     $8,893     $8,934     $8,882
Net interest income                    $4,556     $4,727     $4,711     $4,644
Net income                             $1,463     $1,242     $1,177     $  773
Basic Earnings per share               $ 0.32     $ 0.27     $ 0.26     $ 0.17
Diluted Earnings per share             $ 0.31     $ 0.27     $ 0.25     $ 0.17

     Quarterly financial information is restated to account for the pooling of interests merger of State Bank of Remington, Inc. on August 15, 1999.


Note 21 - Business Segments

     James River has two reportable segments, retail banking and mortgage banking. Revenues from retail banking operations consist primarily of interest earned on loans and investment securities. Mortgage banking operating revenues consist mainly of interest earned on mortgage loans held for sale, gains on sales of loans in the secondary mortgage market, and loan origination fee income. The company also has two consumer loan companies, a consumer equity lender, and an operations support center. The results of these subsidiaries are not material to James River as a whole and have been included in Other. The following table presents segment information for the years ended December 31, 1999 and 1998. The mortgage banking segment was formed in the fourth quarter of 1998 and began operations in January, 1999, and therefore segment information for the year ended December 31, 1997 has not been included.

--------------------------------------------------------------------------------
36                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements


(In thousands)
----------------------------------------------------------------------------------------------------------------------------------
                                                       Retail         Mortgage
        1999                                          Banking         Banking           Other         Eliminations    Consolidated
==================================================================================================================================
Revenues:
  Interest income                                     $35,309        $     32         $  1,334         $   (471)        $ 36,204
  Gain on sale of loans                                    13             255               --               --              268
  Other                                                 2,890              21            3,468           (3,560)           2,819
----------------------------------------------------------------------------------------------------------------------------------
        Total operating income                         38,212             308            4,802           (4,031)          39,291
----------------------------------------------------------------------------------------------------------------------------------

Expenses:
  Interest expense                                     15,779              22              419             (471)          15,749
  Salaries & employee benefits                          6,154             803            2,326               --            9,283
  Other                                                 9,294             299            2,331           (3,560)           8,364
----------------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                       31,227           1,124            5,076           (4,031)          33,396
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                       6,985            (816)            (274)              --            5,895
==================================================================================================================================
Total assets                                          486,953             768           62,661          (63,018)         487,364
Capital expenditures                                 $    474        $    145         $    119         $     --         $    738
==================================================================================================================================

        1998
----------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Interest income                                     $34,860        $     --         $    751         $   (285)        $ 35,326
  Gain on sale of loans                                    63              --               --               --               63
  Other                                                 2,721              --            3,479           (3,075)           3,125
----------------------------------------------------------------------------------------------------------------------------------
        Total operating income                         37,644              --            4,230           (3,360)          38,514
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Interest expense                                     16,673              --              300             (285)          16,688
  Salaries & employee benefits                          6,066              64            1,815               --            7,945
  Other                                                 8,397              37            2,177           (3,075)           7,536
----------------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                       31,136             101            4,292           (3,360)          32,169
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                       6,508            (101)             (62)              --            6,345
==================================================================================================================================
Total assets                                          487,817           1,196           49,983          (50,123)         488,873
Capital expenditures                                 $  2,337        $     48         $  1,268         $     --         $  3,653
==================================================================================================================================

Note 22 - Common Stock Transactions

     On August 26, 1999, the Company's board of directors authorized a share repurchase program to buy back 50 thousand shares of its common stock. The repurchase program has no expiration date and allows the Company to buy shares of its common stock from time to time in the open market or in privately negotiated transactions, depending on market conditions and other factors. As of December 31, 1999, the Company had repurchased and retired 36 thousand shares at an aggregate purchase price of $468 thousand and at an average price per share of $13.01.

--------------------------------------------------------------------------------
Annual Report 1999                                                            37
--------------------------------------------------------------------------------

JAMES RIVER BANKSHARES
--------------------------------------------------------------------------------

Directors and Officers

BOARD OF DIRECTORS
JAMES RIVER BANKSHARES
Harold U. Blythe -- President & CEO,
  James River Bankshares
G. P. Jackson, Chairman --
  President, G.P. Jackson, Inc.
  (Real Estate Rentals & Contractor)
John A. Berna -- Partner,
  Accounting and Financial Associates
James E. Butler, Jr.-- Chairman,
  Butler Paper Recycling, Inc.
Bruce B. Gray, Vice Chairman --
  Vice President, Gray Land &
  Timber Company
Elmon T. Gray -- Retired;
  Former President,
  Gray Lumber Company
Horace R. Higgins, Jr. --
  President & CEO,
  Higgins Trucking
Ben P. Kanak -- Farmer;
  Board Member of Plant
  Food Products, Inc.
John A. Ramsey, Jr. -- Farmer;
  President, Ramsey Brothers, Inc.
Robert E. Spencer, Jr. -- Senior Vice
  President, James River Bankshares

EXECUTIVE OFFICERS:
JAMES RIVER BANKSHARES
Harold U. Blythe
  President & CEO
Donald W. Fulton, Jr.
  Senior Vice President & CFO
Robert E. Spencer, Jr.
  Senior Vice President

Officers:
James River Bankshares
Beverly A. Adams
  Vice President & Controller
Kathy O. Peebles
  Vice President -- Operations/
    Support
Barbara S. Scheepers
  Vice President -- Human Resources
Mary G. Swann
  Vice President -- Audit/Compliance
Benjamin I. Wainwright, Jr.
  Chief Technology Officer/
    Purchasing Officer
James W. Nicol
  Assistant Vice President --
    Network Admin.
Anne W. Smith
  Assistant Vice President --
    Loan Review
Elizabeth D. Byrum
  Assistant Cashier --
    Asset Liability Mgmt.

DIRECTORS AND OFFICERS
MEMBER BANKS

Directors: Bank of Suffolk
G. P. Jackson, Chairman
R. H. Braford
James E. Butler, Jr.
Larry L. Felton
Douglas C. Naismith
John G. Sebrell
E. V. Stephenson, Jr.

Officers: Bank of Suffolk
John G. Sebrell, President & CEO
Robert H. Johnson
  Executive Vice President
Susan H. Simpkins
  Senior Vice President & Cashier
James R. A. Stanley, Jr.
  Senior Vice President -- Lending
Adam J. Goldblatt, Vice President
Gleason C. Snow, Vice President
J. Frank Taylor, Vice President
C. Thomas Harry
  Assistant Vice President
John T. Mounie
  Assistant Vice President
Julie T. Stephenson
  Assistant Vice President
Darlene L. Blankenship, Assistant Cashier
Monica G. Greene, Assistant Cashier
Mark U. McGahee, Assistant Cashier
Jane N. Revelle, Assistant Cashier
David J. Williams, Assistant Cashier
Directors: First Colonial Bank
Ben P. Kanak, Chairman
A. Wayne Beasley
William L. Canada
Riley E. Ingram
C. Bishop Knott, Jr.
Fred C. Morene
Fred J. Swearingen, Jr.

Officers: First Colonial Bank
A. Wayne Beasley, President & CEO
John H. Jones, Senior Vice President
Joyce A. Wallace
  Vice President, Corporate Secretary,
    Cashier,
James M. Stewart, Vice President
Mark S. Zuskin, Vice President
Betty W. Clack
  Assistant Vice President
Kimberly N. Gerner
  Assistant Vice President
Robert T. Hawks, III
  Assistant Vice President
Cecelia H. Lewis
  Assistant Vice President
Scott A. Loshkreff
  Assistant Vice President
Betsy M. Stafford
  Assistant Vice President
Wanda M. Whitney
  Assistant Vice President
Elizabeth Boykins, Assistant Cashier
Forrest B. Cleveland, Assistant Cashier
Jennifer M. Faulknier, Assistant Cashier
Tammie M. Frazier, Assistant Cashier
Cornelia M. Henderson, Assistant Cashier
Virginia W. Peters, Assistant Cashier

Directors: James River Bank
John W. Terry, Chairman
Jerry R. Bryant
C. Taylor Everett
Garland Gray II
Horace A. Gray, III
Dr. Clarence W. Griffin
Wayne M. Harrell
John R. Marks

--------------------------------------------------------------------------------
38                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------

DIRECTORS: JAMES RIVER BANK
  (CONT'D)

Lynne Rabil
Bruce C. Spencer
Bobby B. Worrell

Officers: James River Bank
Jerry R. Bryant, President & CEO
O. LeRoy Stables, Jr.
  Senior Vice President
F. Edward Pearson, II, Vice President
Doris M. Ellis, Assistant Vice President
Shirley W. Snyder
  Assistant Vice President
Linda C. Buhls, Assistant Cashier
Ruth (Cindy) A. Price
  Corporate Secretary

DIRECTORS: JAMES RIVER BANK/
COLONIAL
John A. Ramsey, Jr., Chairman
Diana F. Beale
Oliver D. Creekmore
A. Dwight Doggett
W. G. Yeoman, III

OFFICERS: JAMES RIVER BANK/
COLONIAL
Oliver D. Creekmore, President & CEO
Gil G. Via, III, Senior Vice President
Linda J. Dunning, Vice President
Jeffrey H. Noblin, Vice President
L. J. (Buzz) Upton, II, Vice President
Terry M. Gray
  Assistant Vice President,
    Secretary, Cashier
JoElla E. Lawrence
  Assistant Vice President

DIRECTORS: STATE BANK OF REMINGTON
John A. Berna, Chairman
Richard M. Barb
James W. Craun
J. Arnold Helm -- Emeritus
Janice N. Kehoe -- Emeritus
Eugene R. Longerbean -- Emeritus
T. Leo McCarthy
Robert A. Niles -- Emeritus
Larry B. Olinger
Jeffrey W. Parker
James A. Rankin, Sr.
J. Mark Rohrbaugh, Jr.

OFFICERS: STATE BANK OF REMINGTON
Larry B. Olinger, President & CEO
James E. Underhill
  Senior Vice President & Cashier
George P. Burgwyn, Vice President
Sharon G. Lee, Vice President
Daniel Q. Pagan
  Business Development Officer
Dianne C. Blush, Assistant Vice President
Lyle F. Cameron, Assistant Vice President
Lois C. Welch, Assistant Vice President
Sandra H. Abel, Assistant Cashier
Michael T. Yelken
  Data Processing Manager
Deborah A. Olinger
  Administrative Assistant

DIRECTORS AND OFFICERS --
OTHER SUBSIDIARIES
Directors: Family Finance Corp.
A. Wayne Beasley, Chairman
Harold U. Blythe
W. W. Clark, Jr.
Robert H. Johnson
Charles D. Quann
James E. Underhill

OFFICERS: FAMILY FINANCE CORP.
W. W. Clark, Jr., President & CEO
Jean M. Janeka, Secretary/Treasurer
Brenda J. White, Assistant Vice President

DIRECTORS: COLONIAL LOANS, INC.
A. Wayne Besley, Chairman
Harold U. Blythe
W. W. Clark, Jr.
Robert H. Johnson
James E. Underhill
William L. Nuckols
Officers: Colonial Loans, Inc.
W. W. Clark, Jr., President & CEO
Jean M. Janeka, Secretary & Treasurer
Charles D. Quann
  Asst. Vice President & Manager

DIRECTORS: MORTGAGE COMPANY OF JAMES RIVER, INC.
Harold U. Blythe, Chairman
A. Wayne Beasley
Jerry R. Bryant
George P. Burgwyn
Oliver D. Creekmore
Betty J. Forbes
John G. Sebrell
Robert E. Spencer, Jr.

OFFICERS: MORTGAGE COMPANY OF JAMES RIVER, INC.
Betty J. Forbes, President & CEO
Donald W. Fulton, Jr., Treasurer
Linda T. Coleman, Vice President
William J. Collins, III, Vice President
Judith O. Foltz, Vice President
William A. Walton, III, Vice President
Burr Henderson, IV
  Assistant Vice President

--------------------------------------------------------------------------------
Annual Report 1999                                                            39
--------------------------------------------------------------------------------

James River Bankshares, Inc.
--------------------------------------------------------------------------------

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

Stock Listing

The common stock of James River Bankshares, Inc. is traded on the NASDAQ Stock Market's National Market System under the symbol JRBK.

Market Price for Common

Stock The following table sets forth the high, low, and closing sales prices of the Common Stock as reported by the NASDAQ Stock Market's National Market System for the periods listed. The Common Stock is thinly traded. On February 18, 2000, there were approximately 1,993 shareholders of record.

        1999                                        Sales Prices
--------------------------------------------------------------------------------
                                     High         Low       Closing   Dividends
--------------------------------------------------------------------------------
Fourth Quarter                       13.50       10.75       11.63    $   0.12
Third Quarter                        16.00       13.13       13.25    $   0.12
Second Quarter                       18.00       15.00       15.63    $   0.12
First Quarter                        18.75       16.00       17.63    $   0.12


        1998                                        Sales Prices
--------------------------------------------------------------------------------
                                     High         Low       Closing   Dividends
--------------------------------------------------------------------------------
Fourth Quarter                       19.50       16.50       17.50    $   0.12
Third Quarter                        24.00       17.50       18.25    $   0.10
Second Quarter                       26.00       21.50       22.00    $   0.10
First Quarter                        23.00       19.63       21.25    $   0.10

--------------------------------------------------------------------------------
40                                                  James River Bankshares, Inc.
--------------------------------------------------------------------------------