Form 10-K405, Exhibit 13
period 2000-12-31
JAMES RIVER BANKSHARES INC
filed 2001-03-30
CIK 935037

                       Consolidated Financial Highlights

                                                                                          Percent
(Dollars in thousands, except per share data)             2000              1999          Change
-----------------------------------------------------------------------------------------------------
Earnings        Net Interest Income                   $   22,282        $   20,422          9.11
                Income From Continuing Operations          5,975             4,811         24.19
                Loss From Discontinued Operations           (220)             (507)        56.61
                Net Income                                 5,755             4,304         33.71

Per Share       Net Income
                 Basic from continuing operations     $     1.30        $     1.05         23.81
                 Basic from discontinued operations        (0.05)            (0.11)        54.55
                 Basic earnings per share                   1.25              0.94         32.98

                 Diluted from continuing operations         1.30              1.05         23.81
                 Diluted from discontinued operations      (0.05)            (0.11)        54.55
                 Diluted earnings per share                 1.25              0.94         32.98

                Dividends                                   0.54              0.48         12.50
                Book Value at Period End                   12.12             11.05          9.69

At Year         Loans, Net                            $  360,014        $  328,856          9.47
End             Securities                               112,718           115,747         (2.62)
                Total Earning Assets                     483,134           452,841          6.69
                Total Assets                             516,125           487,364          5.90
                Total Deposits                           437,468           418,020          4.65
                Shareholders' Equity                      55,227            50,998          8.29

Ratios          Return on Average Assets                    1.16%             0.88%
                Return on Average Equity                   10.94              8.42
                Allowance for Loan Losses to
                 Loans, Net of Unearned Income              1.42              1.44
                Leverage Capital Ratio                     10.25             10.31

                                Table of Contents

Letter to Our Shareholders ...................................................2

Management's Discussion & Analysis of Financial Condition
& Results of Operations ......................................................4

Five Year Financial Summary ..................................................8

Report of Independent Auditors ...............................................9

Consolidated Financial Statements ...........................................10

Notes to Consolidated Financial Statements ..................................14

Directors and Officers ......................................................34

General Information .........................................................36

To Our Shareholders, Customers and Friends

Year 2000 was a year of significant financial success for James River Bankshares. We produced record earnings that far surpassed earnings of any previous year while noticeably improving the key profitability ratios that measure financial success. In addition, we continued our efforts to modify and develop our corporate structure to be more efficient and productive. These efforts included the consolidation of two subsidiary banks, the purchase of an additional branch office, the closure of a small and redundant branch office, the closure of our mortgage subsidiary, and the establishment of a marketing department.
   As this report was going to press, the Company's board of directors approved a merger agreement with First Virginia Banks, Inc. of Falls Church, Virginia. Under the terms of the agreement, the Company's shareholders will be entitled to receive .51 shares of First Virginia common stock or $24.00 in cash for each share of James River common stock. The agreement limits the amount of shares to be exchanged for cash to 40% of all shares. In the event that more than 40% of the shares elect to receive cash, then the cash exchange will be prorated among the shares requesting cash with preference to shareholders owning 100 shares or less. At the time of this report, the merger agreement was subject to due diligence, regulatory approvals, and approval by two thirds of James River's shareholders. We expect to distribute a combined proxy statement and prospectus that will contain full details concerning the merger to the Company's shareholders late in the second quarter of this year.

FINANCIAL RESULTS
   The financial results in 2000 were an affirmation that our direction and execution were on the right track. Net income increased 34% in 2000 to a record $5.8 million from $4.3 million in 1999. Fully diluted net income per share was $1.25 in 2000, a 33% increase over $.94 in 1999. Excluding the effects of the operating losses of Mortgage Company of James River, which was closed in 2000, income from continuing operations increased 24% to $6.0 million in 2000 from $4.8 million in 1999. Fully diluted earnings per share from continuing operations were $1.30 in 2000, also 24% above $1.05 in 1999.
   Our strategy in 2000 was focused on building revenues from our core business. With this emphasis on fundamentals, we were successful in increasing net interest income 9% and non-interest income 29% in 2000. The higher net interest income reflected an improvement in the Company's net interest margin to 4.94% in 2000 from 4.61% in 1999. Loan growth and heightened attention to interest rate management led to the margin improvement and the higher net interest income. The increase in non-interest income was attributable to a 22% increase in service charges on deposit accounts and to gains associated with the sale of real estate and foreclosed property.
   The higher income levels in 2000 substantially improved key ratios that measure profitability. In 2000 the return on average assets improved to 1.16% from .88% in 1999. The return on average shareholders' equity increased to 10.94% in 2000 from 8.42% in 1999. Income from continuing operations generated a return on average assets of 1.20% and a return on average shareholders' equity of 11.35% in 2000. In addition, the Company improved its efficiency ratio in 2000, reducing it from 69.91% in 1999 to 64.91% in 2000. Based on income from continuing operations, the efficiency ratio was 63.52% in 2000.

CORPORATE ACTIVITIES
   Consistent with our actions in previous years, we undertook a variety of initiatives to streamline the organizational structure in our ongoing efforts to operate more efficiently. In August, two subsidiary banks, Bank of Suffolk and James River Bank/Colonial, merged. Operating in adjacent communities, the move strengthened the marketing position of both banks while providing for operational efficiencies. The combined bank is operating under the name James River Bank/Colonial and has offices in Suffolk, Chesapeake, Smithfield, Newport News, and York County. Prior to the merger, Bank of Suffolk closed one of its smaller branch offices, which was located near its downtown Suffolk branch.
   Also in August, James River Bank purchased a branch office in Emporia, Virginia from another banking company. The purchase added approximately $16 million in deposits and $6 million in loans to the bank and increased the geographical scope of the bank's market. The branch should contribute to the bank's profitability and provide new opportunities for future growth.
   The other major corporate action in 2000 was the closure of Mortgage Company of James River, Inc. Formed in the final quarter of 1998 and opened for business in January 1999, the company was never able to achieve profitability. Reduced demand for mortgages due to higher interest rates and increased competition for the smaller volume of mortgages made it difficult for our new entry into the marketplace to succeed. Based upon our analysis of the prospects for 2000, we made a decision early in the year to discontinue operations of this

2                                                   James River Bankshares, Inc.

subsidiary. We are exploring other alternatives to supplying customers with long-term, fixed rate mortgages in addition to the variety of mortgage loan products offered by our subsidiary banks.

MARKETING INITIATIVE
   Through our internal planning process, we identified the need for a stronger, more unified marketing effort and the development of a sales culture throughout our system as one of our highest priorities. In the fourth quarter of 2000, we established a marketing department, naming C. Thomas Harry to lead the effort. We also engaged a consultant, who has extensive bank marketing experience, to help us with the process. Our goal with this effort is to develop stronger customer relationships that should lead to increased revenues for the banks.

OTHER SHAREHOLDER MATTERS
   In recognition of improved earnings performance, the Company's Board of Directors in the second quarter of 2000 increased the quarterly dividend payment 17% to $.14 from $.12. The increase was consistent with the Board's commitment to shareholders to participate in the earnings growth of the Company.
   In April, the board increased the authorization to repurchase shares of the Company's common stock by 250,000 shares. A previous authorization to purchase 50,000 shares had been approved in August 1999. By repurchasing shares, the Company improves its financial leverage and, consequently, its return on shareholders' equity. In 2000, the Company repurchased 59,500 shares of its common stock.
   In addition, in the third quarter of 2000, the Company introduced a dividend reinvestment and stock purchase plan. The plan allows shareholders to reinvest dividends and to make other optional cash purchases of the Company's common stock. All shares purchased through the plan are purchased from the market, which enhances market liquidity for the stock.

PERSPECTIVE
   We were encouraged not only by the record financial performance in 2000, but also by the strength of the Company's financial performance in the second half of the year as the national economy began to falter. The principal challenges of 2001 will be maintaining credit quality in a weak economy and maintaining a strong net interest margin in a declining interest rate environment.
   In an economic downturn, credit quality is often an issue for banking companies. Indeed, some of the nation's largest banks experienced significant credit losses in 2000. James River's credit quality, however, remained at very positive levels in 2000. We are not immune to economic forces, and, therefore, will continue to monitor our loan portfolio with due caution as the effects of the slowdown work their way through the economy.
   With respect to the net interest margin, we focused management attention on improving the margin in 2000. To a certain extent, our efforts were assisted by a rising interest rate environment. The prospect of a declining interest rate environment provides a new challenge to our margin management efforts. We will try to achieve a combination of loan growth and lower funding costs to offset the effects of reduced asset yields.
   We applaud the efforts of our 250 plus employees who, working shoulder to shoulder, are primarily responsible for our record success in 2000.
   Our Boards of Directors across our entire company have a tremendous commitment to our banks and the company. Their counsel, oversight, and teamwork are essential to the success of our company.
   Finally, James River Bankshares is blessed with the finest customers in banking. Their enthusiasm, loyalty, and commitment to our banks are our greatest asset.
   Our sincere appreciation to all of our employees, our boards, our customers, and to you, our shareholders, for everyone's part in a truly outstanding year for our company.

         G. P. Jackson               Harold U. Blythe
           Chairman                President and C.E.O.

Annual Report 2000                                                             3

       NET INCOME
       (thousands)

         [GRAPH]

1996             3,003
1997             4,365
1998             4,655
1999             4,304
2000             5,755



        RETURN ON
     AVERAGE ASSETS
        (percent)

         [GRAPH]

1996              0.71
1997              0.97
1998              0.99
1999              0.88
2000              1.16



       RETURN ON
     AVERAGE EQUITY
       (percent)

        [GRAPH]

1996              7.02
1997              9.51
1998              9.33
1999              8.42
2000             10.94


Management's Discussion & Analysis of
Financial Condition & Results of Operations

FORWARD LOOKING STATEMENTS
     The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of James River Bankshares, Inc. ("James River" or the "Company") and its subsidiaries for the periods presented. In addition to historical information, the following discussion, as well as certain information appearing elsewhere in this report, contains forward looking statements that are subject to risks and uncertainties that could cause the Company's future results to differ materially from those anticipated in such forward looking statements. These forward looking statements include, but are not limited to, statements regarding management's goals to improve profitability, make strategic acquisitions, and other future plans, expectations, or goals. Risks and uncertainties that may affect the financial condition and results of operations of the Company include, but are not limited to, general economic and business conditions, competition from banks and other financial service providers, new financial products and services, risks inherent in making loans including repayment risks and changing collateral values, changing trends in customer profiles, technological changes, and changes in laws and regulations applicable to James River and its subsidiaries. Although James River believes that its expectations with respect to any forward looking statements are based upon reasonable assumptions within the limits of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from any future results that may be expressed or implied by forward looking statements.

RESULTS OF OPERATIONS
     The Company's earnings reached record levels in 2000 and significantly exceeded earnings recorded in any prior year. Net income in 2000 rose 34% to $5.755 million compared with $4.304 million in 1999. Excluding net operating losses of the Company's mortgage loan subsidiary, which was closed in 2000, income from continuing operations was $5.975 million, or 24 percent above $4.811 million in 1999. On a fully diluted basis, net income in 2000 was $1.25 per share compared with $.94 per share in 1999. Income from continuing operations resulted in fully diluted earnings per share of $1.30 in 2000 and $1.05 in 1999. In 1998, net income was $4.655 million and income from continuing operations was $4.718 million.

PROFITABILITY RATIOS
     Higher earnings produced improvements in various measures of profitability. Based on net income, the return on average shareholders' equity rose to 10.94% in 2000 from 8.42% in 1999, and the return on average assets increased to 1.16% from .88%. Based on income from continuing operations, the return on average shareholders' equity was 11.35%, and the return on average assets was 1.20% in 2000. In 1998, net income produced a return on average assets of .99% and a return on average equity of 9.33%.
     The Company's efficiency ratio and its net interest margin also improved in 2000. Since the efficiency ratio measures overhead expense as a percent of total revenues on a tax-equivalent basis, a decrease in the ratio is an improvement. In 2000 the Company's efficiency ratio decreased to 64.91% from 69.91% in 1999. In 1998, this ratio was 66.33%. Based on income from continuing operations, the ratio was 63.52% in 2000. The net interest margin represents tax-equivalent net interest income as a percent of average earning assets. In 2000, this measure of profitability increased to 4.94% from 4.61% in 1999 and 4.41% in 1998.

NET INTEREST INCOME
     Net interest income is the difference between interest income and interest expense and represents the Company's gross profit margin. Net interest income increased 9% to $22.3 million in 2000. The improvement in net interest income resulted from increases in the spreads between asset yields and funding costs as well as growth of the loan portfolio. A rising interest rate environment contributed to the improvement as the increase in interest earned on loans and other earning assets exceeded the increase in interest expense on deposits and borrowed funds. Interest income increased 7% in 2000 compared with an increase of 4% in interest expense.
     In 1999, net interest income increased 10% to $20.4 million from $18.6 million in 1998. Interest income increased 2% and interest expense decreased 6% in 1999 over 1998. The increase in interest income was attributable primarily to a 7% growth in earning assets. The decrease in interest expense was attributable to a change in the mix of interest bearing liabilities, and lower rates paid on certain liabilities.

4                                                   James River Bankshares, Inc.

     NET INTEREST
        INCOME
     (thousands)

       [GRAPH]

1996         16,217
1997         18,007
1998         18,638
1999         20,422
2000         22,282



  NET INTEREST MARGIN
      (percent)

       [GRAPH]

1996          4.29
1997          4.48
1998          4.41
1999          4.61
2000          4.94


   EFFICIENCY RATIO
      (percent)

      [GRAPH]

1996         71.57
1997         65.42
1998         66.33
1999         69.91
2000         64.91


Management's Discussion & Analysis of
Financial Condition & Results of Operations

PROVISION FOR LOAN LOSSES
     The provision for loan losses is the amount charged to expense that is intended to maintain an adequate allowance, or reserve, for loan losses in the future. The amount of the provision for loan losses in any given period is dependent upon a variety of factors including the size, growth, and composition of the loan portfolio, historical and expected loan loss experience, and an analysis of the quality of the loan portfolio and general economic conditions. The provision for loan losses was $673 thousand in 2000, $670 thousand in 1999, and $537 thousand in 1998. Although the loan portfolio increased in 2000, net loan losses were lower. Consequently, the Company was able to keep its provision relatively stable in 2000 and still maintain its allowance for loan losses at a comparatively strong 1.42%. The higher provision in 1999 over 1998 reflected a 5% increase in the loan portfolio, changes in the composition and risk characteristics of the portfolio, an increase in loan losses and non-performing assets, and certain concerns over the longevity of the economic expansion.

NON-INTEREST INCOME
     Non-interest income includes service charges and other related income from services rendered by the Company. It also includes gains and losses realized from the sale of securities, loans, and fixed assets and other income items. Non-interest income increased 29% in 2000 to $3.7 million as the result of increased revenue from service charges on deposit accounts and from gains recorded on sales of foreclosed properties and other real estate. Fee income from deposit accounts was higher in 2000 as the result of an increase in the number of accounts and from modifications to fee schedules. Other service charges and commissions increased 11% in 2000, principally from higher income from safe deposit box rentals, debit card income, and ATM fees. Non-interest income in 2000 also included a gain from the sale of certain foreclosed properties of $197 thousand and from the sale of a branch building of $82 thousand.
     In 1999, non-interest income decreased 11% compared with the 1998 total of $3.2 million. Non-recurring income recorded in 1998 from the sale of securities of $457 thousand and from the sale of mortgage servicing rights of $128 thousand caused the comparative decrease. Service charges on deposit accounts increased 18% to $2.0 million in 1999. Excluding the effects of the non-recurring items, non-interest income increased 9% in 1999.

NON-INTEREST EXPENSE
     Non-interest expense represents the overhead expenses of the Company. An increase of 7% in non-interest expense in 2000 partially offset the increases in net interest income and non-interest income. Total non-interest expense increased to $17.0 million in 2000 from $15.9 million in 1999. The largest portion of the increase was in salaries and employee benefits, which increased 10% in 2000. Factors that contributed to the increase in salaries and benefits included a non-recurring reduction in expense in 1999 of $208 thousand related to the termination of a pension plan, higher health benefits expense and incentive compensation in 2000, an increase in employees resulting partially from a branch acquisition in 2000, and routine annual salary adjustments.
     Non-interest expense also increased 7% in 1999 over the 1998 total of $14.8 million. Increases in salaries and employee benefits, occupancy, and equipment expense were related to the opening of new administrative offices and four branch offices in the fourth quarter of 1998. The full effect of expenses related to the new facilities was realized in 1999.

INCOME TAXES
     Income tax expense on income from continuing operations was $2.3 million, $1.9 million, and $1.7 million in 2000, 1999, and 1998, respectively. The increases in 1999 and 2000 reflected higher pre-tax income. Discontinued operations produced income tax benefits of $134 thousand in 2000, $309 thousand in 1999, and $38 thousand in 1998.

FINANCIAL CONDITION
     The Company's financial condition is measured in terms of its asset and liability composition, asset quality, capital resources, and liquidity. Total assets at December 31, 2000 were $516 million, or 6% higher than the year earlier total of $487 million. Average assets were $497 million in 2000 compared with $491 million in 1999.

EARNING ASSETS
     Asset growth was fueled by a 9% increase in the loan portfolio. At year-end 2000, total loans were $365 million compared with the year earlier total of $334 million. Loan growth in 2000 was concentrated primarily in commercial loans and commercial real estate loans, which increased $14 million and $16 million, respectively. At

Annual Report 2000                                                             5

    TOTAL ASSETS
     (millions)

      [GRAPH]

1996        443.5
1997        454.8
1998        488.9
1999        487.4
2000        516.1


      NET LOANS
     (millions)

      [GRAPH]

1996        274.2
1997        293.4
1998        312.0
1999        328.9
2000        360.0



      DEPOSITS
     (millions)

      [GRAPH]

1996        396.8
1997        404.3
1998        433.9
1999        418.0
2000        437.5


Management's Discussion & Analysis of
Financial Condition & Results of Operations

year-end 2000, loans represented 76% of earning assets compared with 74% one year earlier. The loan to deposit ratio increased to 83% at the end of 2000 from 80% at the end of 1999. Average loans were $347 million in 2000, or 6% above the 1999 average of $328 million.
     The securities portfolio decreased 3% in 2000 to $113 million. Funds from securities redemptions provided some of the funding for loan portfolio growth. The securities portfolio averaged $114 million in 2000 and $118 million in 1999.
     At year-end 2000, short-term investments totaled $5 million, compared with the year earlier total of $3 million. Overall, earning assets increased 7% in 2000 to $483 million from $453 million at year-end 1999. Average earning assets were $466 million in 2000 and $459 million in 1999.

INTEREST BEARING LIABILITIES
     A 5% increase in deposits also provided funding for loans. Total deposits increased to $437 million at December 31, 2000 compared with the previous year-end total of $418 million. Non-interest bearing deposits increased 8% in 2000 to $69 million, and interest bearing deposits increased 4%. Deposit growth in 2000 was attributable largely to $16 million in deposits acquired in a branch purchase transaction in Emporia. Average deposits were $419 million in 2000 compared with $427 million in 1999.
     In addition, the Company increased its borrowed funds approximately $5 million to fund loan growth. Borrowed funds averaged $20 million in 2000 and $8 million in 1999.

CREDIT QUALITY
     The Company strives to maintain asset quality by emphasizing strong credit underwriting and by monitoring the portfolio's repayment performance, among other measures. The Company maintains an allowance for loan losses that it believes is sufficient to absorb losses that might be incurred. In determining the adequacy of the allowance for loan losses, management considers the size and composition of the loan portfolio, historical loss experience, economic conditions, the value and adequacy of collateral and guarantors, and the current level of the allowance. In addition, consideration is given to potential losses associated with non-accrual loans, impaired loans, and delinquent loans. Management believes that the allowance for loan losses is maintained at a sufficient level to provide for potential losses in the portfolio.
     In 2000, the Company continued its record of strong measures of credit quality. Net loan losses decreased in 2000 to $261 thousand from $333 thousand in 1999. The losses represented .07% and .10% of average loans in 2000 and 1999, respectively. Both ratios compare favorably with industry averages. In 2000, the Company maintained a loan loss allowance of 1.42% of loans outstanding, which was comparable to the 1999 level. Although non-performing loans as a percent of total loans increased to .35% in 2000 from .13% in 1999, both the total amount and the ratio are reasonably low by industry standards. In addition, the Company reduced its foreclosed properties at year-end 2000 to $1.2 million from the year earlier total of $1.8 million. Additional information concerning impaired loans and the allowance for loan losses is contained in Note 5 of the Notes to Consolidated Financial Statements.

SHAREHOLDERS' EQUITY AND CAPITAL RESOURCES
     At December 31, 2000, shareholders' equity totaled $55 million, or 10.7% of total assets. At year-end 1999, shareholders' equity totaled $51 million, or 10.5% of total assets. Shareholders' equity averaged $53 million in 2000, or 3 percent above the 1999 average of $51 million. The book value of a share of the Company's common stock was $12.12 at year-end 2000, or 10% above the year earlier book value of $11.05.
     Federal banking law sets forth certain regulatory capital requirements that apply to the Company and its banking subsidiaries. The capital levels of the Company and each of its bank subsidiaries exceeded minimum capital requirements under federal regulatory standards and were sufficient to meet the qualifications for "well capitalized," which is the highest regulatory classification. Additional information concerning regulatory capital requirements is contained in Note 13 of the Notes to Consolidated Financial Statements.
     In April 2000, the Company's board of directors authorized the repurchase of 250,000 shares of the Company's common stock in addition to the 50,000 share authorization it approved in 1999. During 2000, the Company purchased 59,500 shares of its common stock, and at year-end had a remaining authorization to purchase 204,500 shares.
     Also in May 2000, the Company's board of directors increased the quarterly cash dividend 17% to $.14 from $.12. The increase was based on improved financial results of the Company and reflected a commitment to shareholder par-

6                                                   James River Bankshares, Inc.

Management's Discussion & Analysis of
Financial Condition & Results of Operations

ticipation in earnings improvements. The higher dividend payment is also part of the Company's capital management intended to improve the return on shareholders' equity. In 2000, the Company paid a total dividend of $.54 per share, or 13% above $.48 per share paid in 1999.

LIQUIDITY AND MARKET RISK
     Liquidity in a banking company measures the ability of the company to generate sufficient cash to meet its daily obligations, pay dividends to shareholders, and to provide funds for customer's demands for loans and deposit withdrawals without impairing profitability. To meet these needs, the Company maintains cash reserves and readily marketable investment securities in addition to regular fund flows provided from loan repayments and maturing securities. Funds also can be obtained through increasing deposits or short-term borrowings and through the banks' borrowing privileges at the Federal Reserve and the Federal Home Loan Bank. In addition, the Company has a $1 million line of credit that was available at year-end 2000. At year-end 2000, the Company's federal funds sold and interest-bearing deposits totaled $5 million, and securities with maturities of one year or less totaled $12 million. Management believes that its liquidity is adequate to meet its projected needs.
     A related concern of liquidity management is interest rate sensitivity. Changes in interest rates may affect funding requirements, the liquidity of certain assets, and, potentially, the income stream of the Company. The Company currently uses traditional asset and liability management techniques to manage its interest rate risk. As such, it monitors the difference, or gap, between the volume of interest sensitive assets and liabilities that will mature or reprice over various time intervals. At December 31, 2000, the Company had $89 million more in liabilities than assets that mature or reprice within three months or less, and, therefore, was in a liability sensitive position. In a period of declining interest rates, this position could have a positive impact on the Company's earnings. Conversely, in a rising rate environment a liability sensitive position could adversely affect earnings. In either scenario, certain repricing decisions are within management's discretion and can influence actual results. This type of gap analysis, however, is static and does not take into consideration all factors necessary to fully evaluate changes in interest rates.
     In addition, the Company measures the effects of changes in interest rates on the economic value of equity, net interest income, and net income. The Company's analysis measures hypothetical interest rate changes in a variety of scenarios. A present value computation is used in determining the effect of the hypothetical interest rate changes on the fair value of interest sensitive assets and liabilities. Computations of prospective effects of these hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments, and deposit decay. The results of the analyses should not be relied upon as indicative of actual results. The computations do not contemplate actions that could be undertaken by management in response to changes in interest rates. In addition, certain shortcomings, which could affect the actual values of interest sensitive assets and liabilities, are inherent in this method of analysis. Furthermore, the model assumes parallel and instantaneous changes in interest rates, which generally does not occur in actual situations. Given these and other limitations of the analysis, if interest rates increased or decreased 200 basis points instantaneously, net interest income would decrease by 1% and increase by .4%, respectively. The above analysis uses standard present value methodology and makes assumptions regarding balance sheet growth and mix, market interest rate levels, and pricing spreads based on instrument type.
     The Company also prepares additional analyses that incorporate management assumptions regarding, among other things, growth patterns and the timing of changes in portfolio interest rates in response to market interest rates. The assumptions are intended to more accurately reflect changes that would occur in the event of changes in market rates of interest. For example, bank regulations require that 30 day notice be given to account holders prior to changing terms on certain deposit accounts. Gap analysis and models that assume an immediate and parallel change in interest rates may not accurately reflect such a requirement. Management's assumptions have not been adequately tested to determine their validity. However, the results of the model using management's assumptions indicate that, absent management intervention, a decline in interest rates would result in a modest decline in net interest income, and an increase in interest rates would result in an modest increase in net interest income.
     The Company is not engaged in investment strategies involving derivative financial instruments. Asset and liability management is conducted without the use of forward-based contracts, options, swap agreements, or other synthetic financial instruments.

   RESERVES AS PERCENT
        OF LOANS

        [GRAPH]

1996           1.36
1997           1.32
1998           1.35
1999           1.44
2000           1.42


     NET CHARGED-OFF
     LOANS TO AVERAGE
          LOANS
        (percent)

        [GRAPH]

1996           0.12
1997           0.11
1998           0.06
1999           0.10
2000           0.07


  SHAREHOLDERS' EQUITY
      (millions)

       [GRAPH]

1996           44.6
1997           47.7
1998           51.2
1999           51.0
2000           55.2

Annual Report 2000                                                             7

Five Year Financial Summary

(Dollars in thousands, except per share data)
Years ended December 31,                           2000            1999          1998           1997          1996
--------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
   Interest Income                             $   38,636     $   36,149     $   35,326     $   34,150    $   31,722
   Interest Expense                                16,354         15,727         16,688         16,143        15,505
--------------------------------------------------------------------------------------------------------------------
   Net Interest Income                             22,282         20,422         18,638         18,007        16,217
   Provision for Loan Losses                          673            670            537            469           521
--------------------------------------------------------------------------------------------------------------------
   Net Interest Income after
     Provision for Loan Losses                     21,609         19,752         18,101         17,538        15,696
   Non-Interest Income                              3,667          2,833          3,188          2,252         2,023
   Non-Interest Expense                            16,965         15,874         14,843         13,697        13,575
--------------------------------------------------------------------------------------------------------------------
   Income Before Income Taxes                       8,311          6,711          6,446          6,093         4,144
   Income Taxes                                     2,336          1,900          1,728          1,728         1,141
--------------------------------------------------------------------------------------------------------------------
   Net Income from Continuing
     Operations                                $    5,975     $    4,811     $    4,718     $    4,365    $    3,003
   Loss from Discontinued Operations                 (220)          (507)           (63)             -             -
--------------------------------------------------------------------------------------------------------------------
   Net Income                                  $    5,755     $    4,304     $    4,655     $    4,365    $    3,003
====================================================================================================================
NET INCOME PER SHARE DATA*
   Basic from Continuing Operations            $     1.30     $     1.05     $     1.03     $     0.97    $     0.66
   Basic from Discontinued Operations               (0.05)         (0.11)         (0.01)             -             -
   Basic Earnings Per Common Share                   1.25           0.94           1.02           0.97          0.66

   Diluted from Continuing Operations                1.30           1.05           1.01           0.95          0.66
   Diluted from Discontinued Operations             (0.05)         (0.11)         (0.01)             -             -
   Diluted Earnings Per Common Share                 1.25           0.94           1.00           0.95          0.66

   Cash Dividends                                    0.54           0.48           0.42           0.37          0.35
   Book Value at Period End                         12.12          11.05          11.21          10.57          9.85
   Tangible Book Value at Period End                11.41          10.53          10.70          10.02          9.30
BALANCE SHEET DATA
   Total Assets                                $  516,125     $  487,364     $  488,873     $  454,812    $  443,537
   Loans, Net                                     360,014        328,856        312,008        293,429       274,196
   Securities                                     112,718        115,747        110,787        105,818       124,803
   Deposits                                       437,468        418,020        433,899        404,277       396,756
   Shareholders' Equity                            55,227         50,998         51,179         47,743        44,576
PERFORMANCE RATIOS
   Return on Average Assets                          1.16%          0.88%          0.99%          0.97%         0.71%
   Return on Average Shareholders'
     Equity                                         10.94           8.42           9.33           9.51          7.02
   Efficiency Ratio                                 64.91          69.91          66.33          65.42         71.57
   Net lnterest Margin                               4.94           4.61           4.41           4.48          4.29
CREDIT QUALITY RATIOS
   Allowance for Loan Losses to
     Non-Performing Loans                          412.70%       1071.14%       1095.64%        437.90%       835.92%
   Allowance for Loan Losses to
     Non-Performing Assets                         210.70         215.77         210.49         117.39        138.81
   Allowance for Loan Losses to
     Year-End Loans, Net of
     Unearned Income                                 1.42           1.44           1.35           1.32          1.36
   Net Charged-off Loans to Average
     Loans, Net of Unearned Income                   0.07           0.10           0.06           0.11          0.12
CAPITAL AND LIQUIDITY RATIOS
   Leverage                                         10.24%         10.31%          9.96%          9.94%         9.92%
   Risk Based:
     Tier 1 Capital                                 14.29          15.73          15.87          15.29         16.39
     Total Capital                                  15.54          16.98          17.12          16.54         17.64
   Average Loans to Average Deposits                82.79          76.91          74.00          73.30         69.91
   Average Shares Outstanding*
     Basic                                      4,593,016      4,588,608      4,547,436      4,519,179     4,520,012
     Diluted                                    4,609,137      4,594,643      4,633,133      4,577,192     4,581,035
====================================================================================================================

* Restated to reflect three-for-two stock split in the form of a stock dividend in November 1997.

8                                                   James River Bankshares, Inc.

Report of Independent Auditors

The Board of Directors and Shareholders
James River Bankshares, Inc.
Suffolk, Virginia




     We have audited the accompanying consolidated balance sheets of James River Bankshares, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of James River Bankshares, Inc. and Subsidiaries for the year ended December 31, 1998 were audited by other auditors whose report, dated January 28, 1999, expressed an unqualified opinion on those statements. We audited the 1998 financial statements of State Bank of Remington, Inc., a company which was pooled with James River Bankshares, Inc. in 1999, as explained in Note 2 to the consolidated financial statements. Our report dated January 27, 1999, expressed an unqualified opinion of those statements. Those statements are included in the restated 1998 consolidated financial statements and reflect total revenue constituting 13.3% of the related consolidated totals.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James River Bankshares, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.
Certified Public Accountants and Consultants

Winchester, Virginia January 19, 2001, except for Note 24, as to which the date is March 3, 2001

Annual Report 2000                                                             9

Consolidated Balance Sheets

(Dollars in thousands, except per share data)
December 31,                                                                          2000                1999
-----------------------------------------------------------------------------------------------------------------
ASSETS

Cash and due from banks                                                            $   15,688          $   16,374
Interest bearing deposits with banks                                                    5,202               1,290
Federal funds sold                                                                          -               2,160
Securities available-for-sale, at fair value                                          100,300             101,992
Securities held-to-maturity, at amortized cost (fair value
   approximates $12,499 and $13,569 at
   December 31, 2000 and 1999)                                                         12,418              13,755
Loans, net of allowance for loan losses of $5,200 in 2000 and $4,788 in 1999          360,014             328,511
Loans held for sale, net                                                                    -                 345
Accrued interest receivable                                                             3,702               3,434
Foreclosed assets, net                                                                  1,208               1,772
Premises and equipment, net                                                            10,602              10,995
Intangible assets, net                                                                  3,231               2,411
Other assets                                                                            3,760               4,325
-----------------------------------------------------------------------------------------------------------------
     Total assets                                                                  $  516,125          $  487,364
=================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
   Deposits:
   Non-interest bearing                                                            $   68,525          $   63,713
   Interest bearing                                                                   368,943             354,307
-----------------------------------------------------------------------------------------------------------------
     Total deposits                                                                   437,468             418,020
   Accrued interest payable                                                             1,310                 998
   Short-term borrowings                                                               12,246               4,561
   Long-term borrowings                                                                 8,000              11,000
   Other liabilities                                                                    1,874               1,787
-----------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                460,898             436,366
-----------------------------------------------------------------------------------------------------------------

Shareholders' equity
   Preferred stock, $5 par value per share
     (2,000,000 shares authorized; none issued)                                             -                   -
   Common stock, $5 par value per share (10,000,000
     shares authorized; 4,556,219 and 4,613,203 shares
     issued and outstanding at December 31, 2000 and
        1999, respectively)                                                            22,781              23,066
   Additional paid-in-capital                                                           3,819               4,338
   Retained earnings                                                                   28,999              25,718
   Accumulated other comprehensive income (loss)                                         (372)             (2,124)
-----------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                        55,227              50,998
-----------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                    $  516,125          $  487,364
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

10                                                  James River Bankshares, Inc.

Consolidated Statements of Income

(Dollars in thousands, except per share data)
Years Ended December 31,                                                      2000           1999           1998
------------------------------------------------------------------------------------------------------------------
Interest income
   Loans                                                                  $   31,383     $   28,537     $   27,646
   Securities:
     Taxable                                                                   5,549          5,644          5,119
     Exempt from federal income taxes                                          1,329          1,317          1,288
   Federal funds sold and other                                                  375            651          1,273
------------------------------------------------------------------------------------------------------------------
        Total interest income                                                 38,636         36,149         35,326
------------------------------------------------------------------------------------------------------------------

Interest expense
   Deposits                                                                   15,129         15,261         16,634
   Federal funds purchased and other                                           1,225            466             54
------------------------------------------------------------------------------------------------------------------
        Total interest expense                                                16,354         15,727         16,688
------------------------------------------------------------------------------------------------------------------
Net interest income                                                           22,282         20,422         18,638
Provision for loan losses                                                        673            670            537
------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                           21,609         19,752         18,101

Non-interest income
   Service charges on deposit accounts                                         2,493          2,046          1,737
   Other fees and commissions                                                    695            628            563
   Net realized gains (losses) on disposition of securities                       (1)            14            457
   Other income                                                                  480            145            431
------------------------------------------------------------------------------------------------------------------
        Total non-interest income                                              3,667          2,833          3,188
------------------------------------------------------------------------------------------------------------------
Non-interest expense
   Salaries and employee benefits                                              9,350          8,480          7,881
   Occupancy expense                                                           1,234          1,277          1,035
   Equipment                                                                   1,352          1,222          1,116
   Other expense                                                               5,029          4,895          4,811
------------------------------------------------------------------------------------------------------------------
        Total non-interest expense                                            16,965         15,874         14,843
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                     8,311          6,711          6,446

Provision for income taxes                                                     2,336          1,900          1,728
------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                                          5,975          4,811          4,718
Loss from discontinued operations,
   net of applicable income taxes                                               (220)          (507)           (63)
------------------------------------------------------------------------------------------------------------------
Net income                                                                $    5,755     $    4,304     $    4,655
==================================================================================================================
Net income per common share from continuing operations
   Basic                                                                  $     1.30     $     1.05     $     1.03
   Diluted                                                                      1.30           1.05           1.01
==================================================================================================================
Net income per common share from discontinued operations
   Basic                                                                  $    (0.05)    $    (0.11)    $    (0.01)
   Diluted                                                                     (0.05)         (0.11)    $    (0.01)
==================================================================================================================
Net income per common share
   Basic                                                                  $     1.25     $     0.94     $     1.02
   Diluted                                                                      1.25           0.94           1.00
==================================================================================================================
Weighted average number of shares outstanding during the year
   Basic                                                                   4,593,016      4,588,608      4,547,436
   Diluted                                                                 4,609,137      4,594,643      4,633,133
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 2000                                                            11

Consolidated Statements of Shareholders' Equity

(Dollars in thousands, except share data)
Years Ended December 31, 2000, 1999, and 1998

                                                                                                         ACCUMULATED
                                                   SHARES OF                                                OTHER
                                                    COMMON        COMMON      ADDITIONAL      RETAINED   COMPREHENSIVE
                                                     STOCK        STOCK     PAID-IN-CAPITAL   EARNINGS   INCOME (LOSS)     TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                        4,516,535    $   22,583    $    3,790    $   20,667    $      704    $   47,744
Comprehensive income:
   Net income                                              -             -             -         4,655             -         4,655
   Change in unrealized gain (loss)
     on securities available-for-sale,
     net of taxes                                          -             -             -             -            21            21
----------------------------------------------------------------------------------------------------------------------------------
        Total comprehensive income                         -             -             -         4,655            21         4,676
----------------------------------------------------------------------------------------------------------------------------------
Common stock issued                                    1,681             9            26             -             -            35
Stock options exercised                               47,110           235           280             -             -           515
Cash dividends declared
   ($0.42 per share)                                       -             -             -        (1,791)            -        (1,791)
----------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                        4,565,326        22,827         4,096        23,531           725        51,179
Comprehensive income:
   Net income                                              -             -             -         4,304             -         4,304
   Change in unrealized gain
    (loss) on securities available-for-sale,
    net of taxes                                           -             -             -             -        (2,849)       (2,849)
----------------------------------------------------------------------------------------------------------------------------------
        Total comprehensive income                         -             -             -         4,304        (2,849)        1,455
----------------------------------------------------------------------------------------------------------------------------------
Common stock issued                                    2,765            14            28             -             -            42
Common stock issued in acquisition                    52,665           263           537             -             -           800
Stock options exercised                               57,488           287           343             -             -           630
Common stock surrendered and
   repurchased                                       (64,878)         (324)         (664)            -             -          (988)
Cash paid in lieu of fractional
   shares                                               (163)           (1)           (2)            -             -            (3)
Cash dividends declared
     ($0.48 per share)                                     -             -             -        (2,117)            -        (2,117)
----------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                        4,613,203        23,066         4,338        25,718        (2,124)       50,998
Comprehensive income:
   Net income                                              -             -             -         5,755             -         5,755
   Change in unrealized gain (loss)
     on securities available-for-sale,
     net of taxes                                          -             -             -             -         1,752         1,752
----------------------------------------------------------------------------------------------------------------------------------
          Total comprehensive income                       -             -             -         5,755         1,752         7,507
----------------------------------------------------------------------------------------------------------------------------------
Common stock issued                                    2,516            13            16             -             -            29
Common stock surrendered
   and repurchased                                   (59,500)         (298)         (535)            -             -          (833)
Cash dividends declared
   ($0.54 per share)                                       -             -             -        (2,474)            -        (2,474)
----------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                        4,556,219    $   22,781    $    3,819    $   28,999    $     (372)   $   55,227
==================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

12                                                  James River Bankshares, Inc.

Consolidated Statements of Cash Flows

(In thousands)
Years Ended December 31,                                                           2000             1999             1998
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income from continuing operations                                        $  5,975         $  4,811         $  4,718
   Net loss from discontinued operations                                            (220)            (507)             (63)
   Adjustments to reconcile net income to net cash
     provided by operating activities:
        Provision for loan losses                                                    673              670              537
        Depreciation and amortization                                              1,579            1,590            1,424
        (Gain) loss on disposition of securities                                       1              (14)            (457)
        Gain on sale of fixed assets                                                 (82)              (7)             (99)
        (Gain) loss on other real estate owned                                      (197)               -              410
        Changes in:
          Loans held for sale                                                        345            3,254           (2,810)
          Interest receivable                                                       (268)             (61)              11
          Other assets                                                              (521)             331             (497)
          Interest payable                                                           312               16               66
          Other liabilities                                                           87             (342)             424
---------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                     7,684            9,741            3,664
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Proceeds from dispositions of available-
     for-sale securities                                                          12,064           25,394           35,574
   Purchase of available-for-sale securities                                      (7,721)         (37,008)         (42,452)
   Redemption of held-to-maturity securities                                       1,326            2,939            4,592
   Purchase of held-to-maturity securities                                             -             (617)          (2,227)
   Net increase in loans                                                         (26,383)         (18,023)         (16,402)
   Net assets acquired in purchase, net of cash and cash equivalents                   -           (1,210)               -
   Acquisition of branch                                                           9,106                -                -
   Purchase of property and equipment                                             (1,284)            (738)          (3,653)
   Proceeds from sale of property and equipment                                      707               29              198
   Proceeds from the sale of other real estate                                     1,083                -                -
---------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                       (11,102)         (29,234)         (24,370)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Cash dividends paid                                                            (2,474)          (2,117)          (1,791)
   Net increase (decrease) in deposits                                             3,077          (15,879)          29,623
   Issuance of common stock                                                           29              672              550
   Common stock repurchased and surrendered                                         (833)            (988)               -
   Purchase of fractional shares                                                       -               (3)               -
   Proceeds from short-term borrowings                                             7,685            2,483              542
   Proceeds from (repayments of) long-term borrowings                             (3,000)          11,000                -
---------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                           4,484           (4,832)          28,924
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                                                                1,066          (24,325)           8,218
Cash and cash equivalents - beginning                                             19,824           44,149           35,931
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - ending                                              $ 20,890         $ 19,824         $ 44,149
===========================================================================================================================
Cash paid during the year for:
   Interest                                                                     $ 16,046         $ 15,733         $ 16,713
   Income taxes                                                                    2,472            1,266            1,993
===========================================================================================================================
Noncash financing activities:
   Real estate acquired in settlement of loans                                  $    443         $    273         $    300
   Issuance of common stock in exchange for net assets
     in acquisition                                                                    -              800                -
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report 2000                                                            13

Notes to Consolidated Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     James River Bankshares, Inc. ("James River" or "the Company") is a Virginia financial holding company headquartered in Suffolk, Virginia that commenced operations June 1, 1995. The Company owns James River Bank, Waverly, Virginia; First Colonial Bank, Hopewell, Virginia; James River Bank/Colonial, Suffolk, Virginia; State Bank, Remington, Virginia (collectively the "Banking Subsidiaries"); and Family Finance Corporation, a consumer loan company; Family Finance of Virginia, Inc., a consumer equity lender; and Colonial Loans, Inc., a consumer loan company. In addition, James River Bank owned Mortgage Company of James River, Inc., which was closed in 2000 and is accounted for as a discontinued operation. The Banking Subsidiaries operate twenty-seven banking offices in Southeastern Virginia and in the Piedmont area of Virginia in Southern Fauquier County. The Company's primary source of revenue is providing loans to customers who are predominantly small and middle-market businesses and individuals.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION
     The consolidated financial statements include the accounts of James River Bankshares, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation. Certain previously reported amounts have been reclassified to conform to current presentations.

CASH AND CASH EQUIVALENTS
     For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions, cash and due from banks, interest bearing deposits with banks, and Federal funds sold.
     The Company is required to maintain reserves with the Federal Reserve Bank. The aggregate daily average reserves required for the final reporting period in the years ended December 31, 2000 and 1999 were $3,836,000 and $3,345,000, respectively.

SECURITIES
     Investment securities are classified into three categories: held-to-maturity, available-for-sale and trading. Securities that management has both the intent and ability to hold to maturity are classified as securities held-to-maturity and are carried at cost, adjusted for amortization of premium or accretion of discount using the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, to increase regulatory capital or other similar factors are classified as securities available-for-sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Company has no trading securities. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary, if any, are included in earnings as realized losses.
     Interest and dividends on securities, including the amortization of premiums and the accretion of discounts, are reported as interest and dividends on securities using the interest method. Gains and losses on the sale of securities are recorded on the trade date and are calculated using the specific identification method.

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

14                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

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

REAL ESTATE OWNED
     Real estate acquired in settlement of loans is initially record- ed at estimated fair value at the date of foreclosure. Subsequent to foreclosure, the carrying value of real estate owned is reduced when it exceeds fair value minus estimated costs to sell. Costs relating to improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.
     Other real estate acquired and held for sale is stated at the lower of cost or net realizable value. Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its estimated net realizable value.

INTANGIBLE ASSETS
     Intangible assets are amortized using accelerated and straight-line methods over their estimated periods of benefit.

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

Annual Report 2000                                                            15

Notes to Consolidated Financial Statements

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

COMPREHENSIVE INCOME
     Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

RECENT ACCOUNTING PRONOUNCEMENTS
     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The company adopted this Statement effective January 1, 2001 and transferred securities with a book value of $12,418,000 and a market value of $12,499,000 to the available-for-sale category. Since the company does not use derivative instruments and strategies, the adoption of the Statement did not have any effect on earnings or financial position.


NOTE 2 - MERGERS AND ACQUISITIONS
     On August 15, 1999, James River formed a subsidiary that merged with State Bank of Remington, Inc. (State Bank), headquartered in Remington, Virginia.
Each outstanding share of State Bank common stock was converted into and exchanged for 2.9 shares of James River common stock, resulting in the issuance of 843,815 whole shares. The merger was accounted for as a pooling of interests business combination, and, accordingly, all historical financial information for periods before the merger have been restated to include the combined results of both James River and State Bank. State Bank had total assets of $73.8 million, total deposits of $65.8 million, and shareholders' equity of $7.5 million at the date of acquisition. Certain reclassifications were made to the State Bank financial statements to conform to James River's presentation.
     Net interest income and net income for James River and State Bank for the years ended December 31, 1999 and 1998, are presented below:

Net Interest Income                                    1999            1998
--------------------------------------------------------------------------------
      James River                                     $17,548         $15,929
      State Bank                                      $ 2,907         $ 2,709

Net Income
--------------------------------------------------------------------------------
      James River                                     $ 3,640         $ 4,309
      State Bank                                      $   664         $   346
================================================================================

    On October 1, 1999, James River acquired Colonial Loans, Inc. headquartered in Fredericksburg, Virginia. The purchase price was allocated to the net assets acquired based on estimates of fair value and resulted in $321,000 of goodwill. At the date of acquisition, Colonial Loans had total assets of $3.2 million. The transaction was accounted for as a purchase, and, accordingly, operating results of Colonial Loans have been included in the consolidated financial statements since the date of acquisition. The results of operations of Colonial Loans for the periods prior to the purchase were not material to the results of James River.

16                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

NOTE  3 - SECURITIES
     The carrying amount of securities and their approximate fair values at December 31 were as follows:

                                             Amortized      Gross Unrealized    Gross Unrealized          Fair
(In thousands)                                  Cost              Gains               Losses              Value
---------------------------------------------------------------------------------------------------------------
Available-for-Sale Securities:
December 31, 2000
U.S. Government and
   agency securities                          $ 61,077           $    136           $    598           $ 60,615
State and municipal securities                  29,310                304                119             29,495
Other debt securities                            2,225                 51                  -              2,276
Equity securities                                8,257                  6                349              7,914
---------------------------------------------------------------------------------------------------------------
                                              $100,869           $    497           $  1,066           $100,300
===============================================================================================================

December 31, 1999
U.S. Government and
   agency securities                          $ 66,782           $     34           $  2,448           $ 64,368
State and municipal securities                  30,303                122                664             29,761
Other debt securities                              508                  -                  -                508
Equity securities                                7,617                  -                262              7,355
---------------------------------------------------------------------------------------------------------------
                                              $105,210           $    156           $  3,374           $101,992
===============================================================================================================

Held-to-Maturity Securities:

December 31, 2000
U.S. Government and
   agency securities                          $  8,521           $     95           $     15           $  8,601
State and municipal securities                   3,897                 24                 23              3,898
---------------------------------------------------------------------------------------------------------------
                                              $ 12,418           $    119           $     38           $ 12,499
===============================================================================================================

December 31, 1999
U.S. Government and
   agency securities                          $  9,597           $     19           $    139           $  9,477
State and municipal securities                   4,158                  1                 67              4,092
---------------------------------------------------------------------------------------------------------------
                                              $ 13,755           $     20           $    206           $ 13,569
===============================================================================================================

     Equity securities include restricted investments of $2,939,000 and $2,777,000 at December 31, 2000 and 1999, respectively. These securities do not have a readily determinable fair value and lack a market. Therefore, they are carried at cost and periodically evaluated for impairment.
     The scheduled maturities of securities held-to-maturity and securities available-for-sale at December 31, 2000 were as follows:

                           Securities Available-for-Sale       Securities Held-to-Maturity
                           -----------------------------       ---------------------------

                               Amortized         Fair            Amortized         Fair
     (In thousands)               Cost           Value              Cost           Value
------------------------------------------------------------------------------------------
Due in one year or less        $ 11,248        $ 11,253          $    300        $    301
Due from one to five years       47,357          47,460             5,907           5,950
Due from five to ten years       32,787          32,444             6,211           6,248
Due after ten years               1,220           1,229                 -               -
Equity securities                 8,257           7,914                 -               -
------------------------------------------------------------------------------------------
                               $100,869        $100,300          $ 12,418        $ 12,499
==========================================================================================

Annual Report 2000                                                            17

Notes to Consolidated Financial Statements

     Securities with a carrying amount of approximately $18,213,000 at December 31, 2000 and $16,980,000 at December 31, 1999 were pledged to secure public deposits and for other purposes required or permitted by law.
     Gross realized gains and losses on dispositions of securities available-for-sale were as follows:

(In thousands)
Available-for-Sale                             2000          1999          1998
--------------------------------------------------------------------------------
Gross realized gains                        $     2       $    15       $   474
Gross realized losses                            (3)           (1)          (17)
--------------------------------------------------------------------------------
   Net realized gain (loss)                 $    (1)      $    14       $   457
================================================================================

NOTE  4 - COMPONENTS OF COMPREHENSIVE INCOME

     Comprehensive income consists of the following for the years ended December 31:

(In thousands)                                2000          1999          1998
--------------------------------------------------------------------------------

Net income                                  $ 5,755       $ 4,304       $ 4,655
Other comprehensive income (loss)             1,752        (2,849)           21
--------------------------------------------------------------------------------
                                            $ 7,507       $ 1,455       $ 4,676
================================================================================

The components of other comprehensive income and related tax effects for the years ended December 31 are as follows:

(In thousands)                                   2000        1999         1998
--------------------------------------------------------------------------------
Unrealized gains (losses) on
   available-for-sale-securities               $ 2,648     $(4,302)     $   492
Reclassification adjustment for
   (gains) losses realized in income                 1         (14)        (457)
--------------------------------------------------------------------------------
Net unrealized gains (losses)                    2,649      (4,316)          35

Tax effect                                         897      (1,467)          14
--------------------------------------------------------------------------------
Net-of-tax-amount                              $ 1,752     $(2,849)     $    21
================================================================================

NOTE 5 - LOANS RECEIVABLE

Loans receivable at December 31 are summarized below:
   (In thousands)                                     2000               1999
--------------------------------------------------------------------------------
   Commercial                                      $  61,987          $  47,841
   Real estate - commercial                           80,907             64,816
   Real estate - construction                         13,447             19,675
   Real estate - mortgage                            166,747            161,999
   Agricultural                                        3,222              3,605
   Installment                                        38,904             35,363
--------------------------------------------------------------------------------
      Total loans                                    365,214            333,299
   Less:
      Allowance for loan losses                       (5,200)            (4,788)
--------------------------------------------------------------------------------
   Net loans receivable                            $ 360,014          $ 328,511
      Loans held for sale                                  -                345
--------------------------------------------------------------------------------
                                                   $ 360,014          $ 328,856
================================================================================


18                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

The allowance for loan losses is summarized below:

                                              2000         1999           1998
--------------------------------------------------------------------------------
   Balance - beginning of year              $ 4,788       $ 4,273       $ 3,928
   Provision charged to operations              673           670           537
   Allowance from acquisition                     -           178             -
   Charge-offs                                 (441)         (432)         (342)
   Recoveries                                   180            99           150
--------------------------------------------------------------------------------

   Balance - end of year                    $ 5,200       $ 4,788       $ 4,273
================================================================================

     The recorded investment in impaired loans requiring an allowance for loan losses as determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," was $4,984,000 and $2,752,000 at December 31, 2000 and 1999, respectively. The portion of the allowance for loan losses allocated to the impaired loan balance was $849,000 and $560,000 at December 31, 2000 and 1999, respectively. The recorded investment in impaired loans that do not have a portion of the allowance for loan losses allocated was $2,014,000 and $684,000 at December 31, 2000 and 1999, respectively. For the year ended December 31, 2000, the average recorded investment in impaired loans was $3,973,000, and interest income recognized on impaired loans was $470,000. For the year ended December 31, 1999, the average recorded investment in impaired loans was $1,861,000, and interest income recognized on impaired loans was $251,000. For the year ended December 31, 1998, the average recorded investment in impaired loans was $1,524,000, and interest income recognized on impaired loans was $149,000.
     Mortgage loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of these loans at December 31, 2000, 1999, and 1998 were $14,002,000, $16,648,000, and $18,969,000, respectively.


NOTE 6 - RELATED PARTIES
     The Company has had and expects to have in the future, lending transactions in the ordinary course of its business with directors, principal officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such extensions of credit do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of loans to such individuals as of December 31, 2000 and 1999 was $13,655,000 and $13,333,000, respectively. During 2000, new loans to such related parties amounted to $8,413,000 and repayments amounted to $8,091,000.


NOTE 7 - PREMISES AND EQUIPMENT
     Major classifications of premises and equipment at December 31 are summarized as follows:

(In thousands)                                        2000               1999
--------------------------------------------------------------------------------
   Land                                            $  2,170            $  2,315
   Buildings                                          9,211               8,969
   Furniture and equipment                            7,666               7,934
   Construction in progress                              70                   -
--------------------------------------------------------------------------------
                                                     19,117              19,218
   Accumulated depreciation                          (8,515)             (8,223)
--------------------------------------------------------------------------------
   Net book value                                  $ 10,602            $ 10,995
================================================================================

     Construction in progress represents payments made toward a total commitment of $390,000 for a branch office under construction.

Annual Report 2000                                                            19

Notes to Consolidated Financial Statements

NOTE  8 - DEPOSITS
     Deposits at December 31 are summarized as follows:

(In thousands)                                            2000            1999
--------------------------------------------------------------------------------
   Non-interest bearing demand                         $ 68,525         $ 63,713
   Interest bearing demand                               74,163           71,549
   Money market                                          22,159           19,393
   Savings                                               47,731           54,909
   Time deposits $100,000 and greater                    46,169           34,928
   Other time deposits                                  178,721          173,528
--------------------------------------------------------------------------------
                                                       $437,468         $418,020
================================================================================

At December 31, 2000, the scheduled maturities of time deposits are as follows:

(In thousands)
--------------------------------------------------------------------------------
                          2001                      $   136,380
                          2002                           59,014
                          2003                           19,565
                          2004                            4,100
                          2005                            5,267
                       Thereafter                           564
--------------------------------------------------------------------------------
                                                    $   224,890
================================================================================

NOTE  9 - SHORT-TERM  BORROWINGS
     Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers, and generally mature the day following the date sold. Short-term borrowings may also include federal funds purchased, which are unsecured overnight borrowings from other financial institutions, and advances from the FHLB of Atlanta, which are secured either by a blanket floating lien on all real estate mortgage loans secured by 1-to-4 family residential properties, FHLB stock, or other mortgage related assets.
     The Company has unused lines of credit for short-term borrowings totaling approximately $55,199,000 at December 31, 2000.
     The table below presents selected information on the combined totals of repurchase agreements and other short-term borrowings for the years ended December 31:

(Dollars in thousands)                                      2000         1999
--------------------------------------------------------------------------------
   Maximum balance at any month end during the year       $24,630      $ 8,483
   Average balance for the year                            12,299        4,228
   Average rate for the year                                 6.53%        4.22%
   Weighted average rate on borrowings at year end           6.16%        5.59%
   Estimated fair value                                   $12,246      $ 4,561
================================================================================

     The weighted average rates shown for borrowings at year-end were calculated by multiplying the effective rate for each transaction by the principal amount and dividing the aggregate product by the total principal outstanding.
     Due to the short maturities of these financial instruments, the carrying amounts for both repurchase agreements and other short-term borrowings were deemed to approximate fair values at December 31, 2000 and 1999.

20                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

NOTE 10 - LONG-TERM DEBT
     At December 31, 2000, the Company had borrowings from the Federal Home Loan Bank system totaling $8,000,000 at interest rates ranging from 5.21% to 5.48%. The borrowings mature between April 2009 and October 2010. The FHLB has a blanket lien on real estate loans as collateral on these borrowings. Interest only is payable on a quarterly basis until maturity.
     The borrowings are subject to early conversion options by the FHLB and early termination options by the Company beginning in 2001 for $3,000,000 of the borrowings and in 2004 for the remaining $5,000,000. The conversions allow the debt to be converted into three-month LIBOR-based floating rate advances at three month LIBOR flat. The Company can elect to terminate the borrowings on the applicable termination dates regardless of whether FHLB converts the debt under the conversion option and will pay a prepayment penalty only if the FHLB has elected not to convert the borrowings.



NOTE 11 - COMMITMENTS, CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS
  COMMITMENTS AND STANDBY LETTERS OF CREDIT
     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.
     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
     The following table summarizes the Company's off-balance sheet financial instruments by type as of December 31, 2000 and 1999.

(In thousands)                                           2000              1999
--------------------------------------------------------------------------------
   Commitments to extend credit:
     Commercial real estate                            $ 5,232           $ 4,929
     Commercial                                         18,103            26,904
     Real estate mortgage                               15,564            19,679
     Other                                               9,041             7,569
--------------------------------------------------------------------------------
                                                       $47,940           $59,081
================================================================================

   Standby letters of credit                           $ 1,606           $ 1,980
================================================================================

    Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract, and includes unutilized credit card lines. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The majority of commitments to extend credit have terms up to one year with variable interest rates. There are no significant fixed rate commitments.
Management evaluates each customer's credit worthiness in determining the amount of collateral to obtain. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and real estate.
    Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are com- mitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.
    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support the financing needs of the Company's commercial customers, and have varying terms. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Annual Report 2000                                                            21

Notes to Consolidated Financial Statements

CONCENTRATIONS OF CREDIT RISK
     Concentrations of credit risk (whether on or off balance sheet) arising from financial instruments may exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have significant exposure to any individual customer or counterparty. However, the Company's loan portfolio is comprised of credit extensions principally to customers in the Central and Southeastern areas of Virginia. Most of these customers are also depositors of the Company.
     Loans secured by real estate are approximately 72% and 74% of total loans at year-end 2000 and 1999, respectively. Approximately 55% and 56% of these real estate loans in 2000 and 1999, respectively, are secured by 1-4 family residential real estate. Commercial and standby letters of credit are granted primarily to commercial borrowers.

OPERATING LEASES
     The Company has several noncancelable operating leases for branch offices. The expirations of these leases range from one to fifteen years. Rent expense charged to operations under operating lease agreements totaled $247,000, $270,000, and $145,000 in 2000, 1999, and 1998, respectively.
     Future minimum rentals are as follows:
     (In thousands)
--------------------------------------------------------------------------------
                          2001                $180
                          2002                 156
                          2003                 158
                          2004                 149
                          2005                 128
                    Thereafter                 217
--------------------------------------------------------------------------------
 Total minimum lease payments                 $988
================================================================================

LEGAL PROCEEDINGS
     There were no material legal proceedings other than ordinary routine litigation incidental to the business at December 31, 2000.



NOTE 12 - STOCK COMPENSATION PLANS
     At December 31, 2000, the Company had three qualified incentive stock-based compensation plans. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its plans. The effect of applying SFAS No. 123 for pro-forma disclosures is not likely to be representative of the effects on basic and diluted earnings per share for future years. However, had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been as follows:


(In thousands, except per share data)                           2000           1999        1998
---------------------------------------------------------------------------------------------------
Net income - basic and diluted               As reported     $   5,755     $   4,304   $     4,655
                                             Pro-forma           5,523         4,108         4,455
---------------------------------------------------------------------------------------------------
Basic earnings per share                     As reported     $    1.25     $    0.94   $      1.02
                                             Pro-forma            1.20          0.90          0.98
---------------------------------------------------------------------------------------------------
Diluted earnings per share                   As reported     $    1.25     $    0.94   $      1.00
                                             Pro-forma            1.20          0.89          0.96
===================================================================================================

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

22                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

    Stock option transactions are summarized below:

                                                  Weighted                         Weighted                          Weighted
                                                  Average                           Average                           Average
                                                  Exercise                         Exercise                          Exercise
                                                   Price                             Price                            Price
                                  2000           Per Share         1999            Per Share        1998            Per Share
------------------------------------------------------------------------------------------------------------------------------
Options outstanding -
   beginning of year:            178,893          $   14.72       240,868          $   13.52       255,458          $   11.88
Granted                           91,575              11.24             -                  -        37,500              21.45
Exercised                              -                  -       (57,488)              9.80       (47,110)             13.10
Expired                           (6,955)             12.69        (4,487)             13.54        (4,980)             13.53
------------------------------------------------------------------------------------------------------------------------------
Options outstanding -
   end of year                   263,513          $   13.56       178,893          $   14.72       240,868          $   13.52
==============================================================================================================================
Options exercisable -
   end of year                   127,207          $   13.80        95,843          $   13.26       107,428          $   10.74
==============================================================================================================================

     The weighted average fair value of options granted was $2.68 in 2000 and $5.29 in 1998. Fair value is estimated using the Black-Scholes option pricing model with the following assumptions:

                                          2000          1999           1998
--------------------------------------------------------------------------------
   Dividend yield                         2.4%            -            2.2%
   Expected life                        5 years           -          5 years
   Expected volatility                     20%            -             24%
   Risk-free interest rate                6.4%            -            5.5%
================================================================================

The following table summarizes information about stock options outstanding at December 31, 2000:

                    Options Outstanding                                Options Exercisable
-------------------------------------------------------------     ----------------------------
                                    Weighted        Weighted                      Weighted
                                     Average         Average                       Average
    Exercise                        Remaining       Exercise                      Exercise
     Prices           Number       Contractual        Price          Number         Price
   Per Share       Outstanding     Life (years)     Per Share     Exercisable     Per Share
----------------------------------------------------------------------------------------------
$         7.27        13,683            1           $    7.27        13,683       $    7.27
$        13.45        21,975            6           $   13.45        17,580       $   13.45
$        13.56       101,180            6           $   13.56        80,944       $   13.56
$        21.45        37,500            8           $   21.45        15,000       $   21.45
$        11.24        89,175            9           $   11.24             -       $   11.24
----------------------------------------------------------------------------------------------
$   7.27-21.45       263,513            7           $   13.56       127,207       $   13.80
==============================================================================================

NOTE 13 - COMMON STOCK TRANSACTIONS
     On August 26, 1999, the Company's board of directors authorized a share repurchase program to buy back 50,000 shares of its common stock. An additional authorization of 250,000 shares was approved on April 27, 2000. The repurchase program has no expiration date and allows the Company to buy shares of its common stock from time to time in the open market or in privately negotiated transactions, depending on market conditions and other factors. As of December 31, 2000, the Company had repurchased and retired 96,000 shares at an aggregate purchase price of $1,301,000 and at an average price per share of $13.63.
     During the years ended December 31, 2000 and 1999, the company repurchased and retired 59,500 and 36,000 shares respectively. The aggregate purchase price was $833,000 and $468,000 and average price per share was $14.00 and $13.01 for the respective year-ending periods.

Annual Report 2000

Notes to Consolidated Financial Statements


NOTE 14 - MINIMUM REGULATORY CAPITAL REQUIREMENTS
     The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its Banking Subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.
     Quantitative measures established by regulation to ensure capital adequacy require the Company and its Banking Subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company meets all capital adequacy requirements to which it is subject.
     As of December 31, 2000, the most recent notification, the Federal Reserve Bank of Richmond categorized the Company and its Banking Subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its Banking Subsidiaries must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes has changed the institution's category.
     The actual and required capital amounts and ratios of the Company and its banking subsidiaries as of December 31, 2000 and 1999, are presented in the table.

                                                                                                Minimum to be
                                                                            Minimum         Well Capitalized Under
                                                                            Capital           Prompt Corrective
(Dollars in thousands)                             Actual                Requirements         Action Provisions
                                                   ------                ------------         ----------------
December 31, 2000                             Amount    Ratio          Amount    Ratio        Amount     Ratio
------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk-Weighted Assets)
   Consolidated                            $  56,777    15.5%       $  29,222     8.0%       $    N/A     N/A %
   James River Bank/Colonial                  19,036    15.7            9,702     8.0          12,127    10.0
   James River Bank                            8,891    12.0            5,925     8.0           7,406    10.0
   First Colonial Bank                        15,952    15.2            8,379     8.0          10,474    10.0
   State Bank                                  8,108    16.8            3,860     8.0           4,825    10.0
Tier 1 Capital (to Risk-Weighted Assets)
   Consolidated                            $  52,204    14.3%       $  14,611     4.0%       $    N/A     N/A %
   James River Bank/Colonial                  17,518    14.5            4,851     4.0           7,276     6.0
   James River Bank                            7,965    10.8            2,962     4.0           4,444     6.0
   First Colonial Bank                        14,639    14.0            4,190     4.0           6,284     6.0
   State Bank                                  7,600    15.8            1,930     4.0           2,895     6.0
Tier 1 Capital (to Average Assets)
   Consolidated                            $  52,204    10.2%       $  20,385     4.0%       $    N/A     N/A %
   James River Bank/Colonial                  17,518    10.3            6,829     4.0           8,536     5.0
   James River Bank                            7,965     7.8             4,07    94.0           5,099     5.0
   First Colonial Bank                        14,639     9.0             6,47    34.0           8,091     5.0
   State Bank                                  7,600    10.5            2,882     4.0           3,603     5.0

24                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

                                                                                             Minimum to be
                                                                           Minimum       Well Capitalized Under
                                                                           Capital          Prompt Corrective
                                                  Actual                Requirements        Action Provisions
                                                  ------                ------------        -----------------
December 31, 1999                            Amount    Ratio           Amount   Ratio         Amount   Ratio
-----------------------------------------------------------------------------------------------------------------
Total Capital (to Risk-Weighted Assets)
   Consolidated                             $  54,591   17.0%        $  25,716   8.0%        $   N/A    N/A %
   Bank of Suffolk                             14,087   17.4             6,480   8.0           8,100   10.0
   James River Bank                             9,165   14.6             5,025   8.0           6,281   10.0
   James River Bank/Colonial                    3,889   12.8             2,426   8.0           3,033   10.0
   First Colonial Bank                         14,143   14.4             7,851   8.0           9,814   10.0
   State Bank                                   7,849   17.4             3,601   8.0           4,502   10.0
Tier 1 Capital (to Risk-Weighted Assets)
   Consolidated                             $  50,563   15.7%        $  12,858   4.0%          $ N/A    N/A %
   Bank of Suffolk                             13,073   16.1             3,240   4.0           4,860    6.0
   James River Bank                             8,378   13.3             2,513   4.0           3,769    6.0
   James River Bank/Colonial                    3,510   11.6             1,213   4.0           1,820    6.0
   First Colonial Bank                         12,912   13.2             3,925   4.0           5,888    6.0
   State Bank                                   7,412   16.5             1,801   4.0           2,701    6.0
Tier 1 Capital (to Average Assets)
   Consolidated                             $  50,563   10.3%        $  19,612   4.0%        $   N/A    N/A %
   Bank of Suffolk                             13,073   10.7             4,866   4.0           6,083    5.0
   James River Bank                             8,378    9.3             3,596   4.0           4,495    5.0
   James River Bank/Colonial                    3,510    8.4             1,681   4.0           2,101    5.0
   First Colonial Bank                         12,912    8.1             6,413   4.0           8,016    5.0
   State Bank                                   7,412   10.2             2,893   4.0           3,617    5.0
=================================================================================================================

     *As of August 2000, Bank of Suffolk and James River Bank/Colonial were merged into one banking subsidiary.

NOTE 15 - INCOME TAXES
     The significant components of the provision for income taxes for the years ended December 31 were as follows:

(In thousands)                               2000          1999          1998
--------------------------------------------------------------------------------
Continuing Operations                      $ 2,336       $ 1,900       $ 1,728
Discontinued Operations                       (134)         (309)          (38)
--------------------------------------------------------------------------------
Total                                      $ 2,202       $ 1,591       $ 1,690
================================================================================


Continuing Operations:
Current tax provision:
     Federal                               $ 2,510       $ 2,054       $ 1,854
     State                                      20            (1)           38
--------------------------------------------------------------------------------
                                             2,530         2,053         1,892
Deferred tax provision (benefit)              (194)         (153)         (164)
--------------------------------------------------------------------------------
                                           $ 2,336       $ 1,900       $ 1,728
================================================================================

     The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:

                                              2000          1999          1998
--------------------------------------------------------------------------------
Federal statutory income tax rates           34.00%        34.00%        34.00%
Tax-exempt interest income                   (7.94)        (7.24)        (7.37)
Other                                         2.05          1.55          0.18
--------------------------------------------------------------------------------
                                             28.11%        28.31%        26.81%
================================================================================

Annual Report 2000                                                            25

Notes to Consolidated Financial Statements

     The significant components of deferred income tax assets and liabilities as of December 31 consist of the following:

(In thousands)                                            2000           1999
--------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for loan losses                             $ 1,509        $ 1,366
   Deferred compensation                                     352            321
   Allowance for other real estate owned                     109            146
   Unrealized loss on AFS securities                         197          1,094
   Other                                                      37             31
--------------------------------------------------------------------------------
     Total deferred tax assets                             2,204          2,958
================================================================================
Deferred tax liabilities:
   Depreciation                                          $   235        $   285
   Deferred loan fees                                        321            317
   Dividends on FHLB/FHLMC stock                             110            110
   Discount accretion on securities                           44             47
   Other                                                      36             38
--------------------------------------------------------------------------------
     Total deferred tax liabilities                          746            797
--------------------------------------------------------------------------------
Net deferred income tax asset                              1,458          2,161
Less valuation allowance                                       -             (3)
--------------------------------------------------------------------------------
                                                         $ 1,458        $ 2,158
================================================================================
     Included in retained earnings is $1,082,000 at December 31, 2000 and 1999 for which no provision for income taxes has been made. This represents allocations of income to bad debt deductions for tax purposes only in years prior to 1988 related to First Colonial Bank and its subsidiaries. Since the Company does not intend to use the reserves for purposes other than to absorb its tax bad debt losses, deferred income taxes have not been provided on such reserves. The approximate amount of unrecognized tax liability allocated with these historical additions is $411,000. For years after 1988, deferred income taxes have been provided on the difference between tax and book bad debt deductions in accordance with SFAS 109, "Accounting for Income Taxes." If the amounts that qualify as deductions for federal income tax purposes only are used for purposes other than bad debt losses or operations losses, they will be subject to federal income tax at the then current corporate rate.


NOTE 16 - DISCONTINUED OPERATIONS
     On February 25, 2000, the Company decided to discontinue the operations of Mortgage Company of James River, Inc. ("MCJR") MCJR suspended all operating activities on April 30, 2000 upon the completion of its contractual obligations to its customers.
     At December 31, 2000, the assets and liabilities of MCJR consisted of the following:

(In thousands)
--------------------------------------------------------------------------------
   Assets
      Cash                                                           $      248
      Furniture and equipment, net of depreciation                           33
      Income tax benefit receivable                                         185
      Other assets                                                           11
--------------------------------------------------------------------------------
   Total assets                                                      $      477
--------------------------------------------------------------------------------
   Liabilities
      Other liabilities                                              $       16
================================================================================
     For the year ended December 31, 2000, the loss from discontinued operations was as follows:

   (In thousands)                        Before Income Taxes   Income Tax Effect      Net
--------------------------------------------------------------------------------------------
   Loss from discontinued business
      Operations                              $     84             $     32        $     52
      Disposal                                     270                  102             168
--------------------------------------------------------------------------------------------
         Total                                $    354             $    134        $    220
============================================================================================

26                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

NOTE 17 - RETIREMENT PLANS
     The Company has a defined contribution plan with 401(K) features, which covers substantially all employees who have completed six months of service. Employees may contribute up to 15% of their salaries, and the Company matches 50% of the first 4% and 25% of the next 4% of employee contributions. Additional contributions can be made by the Company at the discretion of the Board of Directors. Prior to joining the Company, State Bank had a qualified retirement plan for the future benefit of its employees. This plan was a defined benefit plan and was fully funded. In accordance with the agreement and plan of merger, the defined benefit plan for State Bank was terminated as of September 30, 1999. All benefit accruals were reversed which resulted in increasing net income by $137,000 for the year ended December 31, 1999. Any surplus of plan assets over plan liabilities will be used to increase participants' benefits. Costs of these plans included in salaries and employee benefits in the consolidated statements of income are as follows:

(In thousands)                                       2000       1999       1998
--------------------------------------------------------------------------------
Defined contribution/401(k) plan                    $  549     $  349     $  342
Defined benefit plan - terminated effective
   September 30, 1999                               $    -     $    -     $   25
================================================================================

     The Company has entered into deferred compensation agreements providing retirement for certain officers and employees. Vested benefits under the agreements are payable in installments over a ten or fifteen year period upon death or retirement. The present value of the liabilities for the benefits is being accrued over the expected term of active service of the employees. The deferred compensation expense for the officers and employees was $163,000, $253,000, and $116,000 for the years ended December 31, 2000, 1999 and 1998, respectively.


NOTE 18 - OTHER EXPENSES
     The following expenses shown in the other expense category are disclosed because their amounts exceed one percent of total income for the years ended December 31:


(In thousands)                                    2000       1999        1998
--------------------------------------------------------------------------------
Directors' Fees                                  $  303     $  303      $  397
Data Processing Expense                             548        304           1
================================================================================

NOTE 19 - PARENT COMPANY
     The Parent Company, in the ordinary course of business, provides its subsidiaries with certain centralized management services and staff support. The cost of these services is allocated to each subsidiary based on analyses of the services rendered and on analyses of each subsidiary's total assets and net income.
     The primary source of funds for the dividends paid by the Company is dividends received from its subsidiaries. Each of the Banking Subsidiaries is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The following is a summary that, based upon these restrictions, the various Banking Subsidiaries could have declared at December 31, 2000:

               James River Bank/Colonial            $  1,998,000
               James River Bank                     $          -
               First Colonial Bank                  $  2,389,000
               State Bank                           $    365,000

     In 1998, the Company sought and received approval from the Federal Reserve Bank for James River Bank to pay dividends to the Company in excess of its regulatory limit. Accordingly, in 1999 and 2000, any dividends paid to the Company by James River Bank required prior approval by the Federal Reserve Bank. Such prior approval will not be required in 2001.

Annual Report 2000                                                            27

Notes to Consolidated Financial Statements

     During 2000, all operations of James River Support, Inc. were moved to the parent company. Substantially all net equity has been transferred to the parent company and adjusted through investment in subsidiary.
     The parent company's condensed balance sheets as of December 31, 2000 and 1999, and the related condensed statements of income and cash flows for each of the years in the three year period ended December 31, 2000, are as follows:

CONDENSED BALANCE SHEETS
   (In thousands)                                         2000         1999
------------------------------------------------------------------------------
ASSETS
  Cash and due from banks                               $    136     $  1,404
  Securities available-for-sale                              181          187
  Investments in subsidiaries:
       Bank                                               50,510       45,410
       Bank-related                                        3,001        3,251
  Other assets                                             2,957        2,014
------------------------------------------------------------------------------
  Total assets                                          $ 56,785     $ 52,266
==============================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
     Liabilities                                        $  1,558     $  1,268
     Shareholders' equity                                 55,227       50,998
------------------------------------------------------------------------------
     Total liabilities and shareholders' equity         $ 56,785     $ 52,266
==============================================================================

CONDENSED STATEMENTS OF INCOME
   (In thousands)                              2000         1999         1998
--------------------------------------------------------------------------------
Income
  Dividends from bank subsidiaries           $  3,188     $  3,724     $  4,822
  Management fees from subsidiaries:
       Bank                                     2,201        1,924        1,308
       Bank-related                                44           81           50
  Other income from subsidiaries:
       Bank                                     1,466            -            -
       Bank-related                                26            -            -
  Interest income                                  42           28            2
  Other income                                     52           52          474
--------------------------------------------------------------------------------
     Total income                               7,019        5,809        6,656

Expenses
  Salaries and benefits                         2,165        1,325        1,010
  Directors fees                                  110           97          128
  Other expense                                 2,023        4,863          672
--------------------------------------------------------------------------------
     Total expense                              4,298        2,303        1,810
--------------------------------------------------------------------------------
Income before income taxes and equity in
  undistributed net income of subsidiaries      2,721        3,506        4,846

Income tax (expense) benefit                      164           (6)          17
--------------------------------------------------------------------------------
  Income before equity in undistributed
     net income of subsidiaries/1/              2,885        3,500        4,864

Equity in undistributed net income of
  subsidiaries                                  2,870          804         (208)
--------------------------------------------------------------------------------
Net income                                   $  5,755     $  4,304     $  4,655
================================================================================

(1) Amount in parenthesis represents the excess dividends declared by the subsidiaries to the Parent over the net income of the subsidiaries.

28                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

CONDENSED STATEMENTS OF CASH FLOWS
   (In thousands)                                 2000       1999        1998
-------------------------------------------------------------------------------
Operating activities:
  Net income                                    $ 5,755    $ 4,304     $ 4,655
  Adjustments:
      Depreciation and amortization                 428         60          29
      Gain on sale of securities                      -          -        (439)
      Equity in undistributed net income of
        subsidiaries                             (2,870)      (804)        208
      Change in other assets                        160       (190)        (94)
      Change in other liabilities                   205        414          10
-------------------------------------------------------------------------------
      Net cash provided by operations             3,678      3,784       4,369
-------------------------------------------------------------------------------

Investing activities:
  Purchase of equipment                            (137)       (28)     (1,239)
  Proceeds from sale of securities                    -          -         745
  Purchase of available-for-sale securities         (78)         -        (198)
  Net assets acquired in purchase                     -     (1,305)          -
  Capitalization of subsidiaries                   (830)      (825)     (1,501)
-------------------------------------------------------------------------------
      Net cash used in investing activities      (1,045)    (2,158)     (2,193)
-------------------------------------------------------------------------------

Financing activities:
  Proceeds from short-term borrowings                 -      1,000           -
  Repayments of short-term borrowings              (623)      (500)          -
  Cash dividends paid                            (2,474)    (2,001)     (1,558)
  Common stock issued                                29        152         550
  Common stock repurchased                         (833)      (471)          -
-------------------------------------------------------------------------------
      Net cash used in financing activities      (3,901)    (1,820)     (1,008)
-------------------------------------------------------------------------------

Net increase (decrease) in cash and
   cash equivalents                              (1,268)      (194)      1,168

 Cash and cash equivalents - beginning            1,404      1,598         430
-------------------------------------------------------------------------------

Cash and cash equivalents - ending              $   136    $ 1,404     $ 1,598
===============================================================================

 Noncash financing activities:
  Issuance of common stock in exchange for
     net assets in acquisition                        -        800           -
===============================================================================

Annual Report 2000                                                            29

Notes to Consolidated Financial Statements

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK
     Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of year end, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
     The following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of its assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2000 and 1999.

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

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
     The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.
     The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.
     At December 31, 2000 and 1999, the carrying amounts of loan commitments, and stand-by letters of credit, were deemed to approximate fair values.

30                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

    The carrying amount in the table below is the amount at which the financial instruments are reported in the financial statements.

                                              2000                          1999
--------------------------------------------------------------------------------------------
                                    Carrying        Fair          Carrying          Fair
(In thousands)                       Amount         Value          Amount           Value
--------------------------------------------------------------------------------------------
Assets
   Cash and due from banks       $    15,688     $    15,688     $    16,374     $    16,374
   Interest bearing deposits
     with banks                        5,202           5,202           1,290           1,290
   Federal funds sold                      -               -           2,160           2,160
   Investment securities             112,718         112,799         115,747         115,561
   Loans, net                        360,014         367,484         328,856         339,738
   Interest receivable                 3,702           3,702           3,434           3,434
--------------------------------------------------------------------------------------------
                                 $   497,324     $   504,875     $   467,861     $   478,557
============================================================================================

Liabilities
   Non-interest bearing
     deposits                    $    68,525     $    68,525     $    63,713     $    63,713
   Interest bearing deposits         368,943         371,159         354,307         353,184
   Short-term borrowings              12,246          12,246           4,561           4,561
   Long-term borrowings                8,000           7,882          11,000          10,978
   Interest payable                    1,310           1,310             998             998
--------------------------------------------------------------------------------------------
                                 $   459,024     $   461,122     $   434,579     $   433,434
============================================================================================

     The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. Consequently, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.


NOTE 21 - EARNINGS PER SHARE RECONCILIATION
     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

(In thousands, except per share data)                            2000            1999            1998
---------------------------------------------------------------------------------------------------------
(Numerator, Basic and Diluted)
Net income from continuing operations                         $    5,975      $    4,811      $    4,718
Loss from discontinued operations                                   (220)           (507)            (63)
---------------------------------------------------------------------------------------------------------
Net income                                                    $    5,755      $    4,304      $    4,655
---------------------------------------------------------------------------------------------------------

Basic average shares outstanding (Denominator)                     4,593           4,589           4,547

  Basic net income per share from continuing operations       $     1.30      $     1.05      $     1.03
  Basic net loss per share from discontinued operations            (0.05)          (0.11)          (0.01)
  Basic net income per share                                        1.25            0.94            1.02
=========================================================================================================

Effect of dilutive securities:

Basic average shares outstanding                                   4,593           4,589           4,547
Effect of stock options                                               16               6              86
---------------------------------------------------------------------------------------------------------
Diluted average shares outstanding (Denominator)                   4,609           4,595           4,633

  Diluted net income per share from continuing operations     $     1.30      $     1.05      $     1.01
  Diluted net loss per share from discontinued operations          (0.05)          (0.11)          (0.01)
  Diluted net income per share                                      1.25            0.94            1.00
=========================================================================================================

Annual Report 2000                                                            31

Notes to Consolidated Financial Statements

NOTE 22 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands, except per share data)                             2000
---------------------------------------------------------------------------------------------------
                                             First         Second         Third          Fourth
                                            Quarter        Quarter        Quarter        Quarter
                                          -----------    -----------    -----------   -------------
Interest income                            $   9,191      $   9,415      $   9,906      $   10,124
Net interest income                            5,471          5,563          5,583           5,665
Net income from continuing operations          1,437          1,479          1,495           1,564
Net loss from discontinued operations           (180)           (12)           (27)             (1)
Net income                                     1,257          1,467          1,468           1,563

Earnings per share
  Basic from continuing operations         $    0.31      $    0.32      $    0.33      $     0.34
  Basic from discontinued operations           (0.04)             -          (0.01)              -
  Basic net income per share                    0.27           0.32           0.32            0.34

  Diluted from continuing operations       $    0.31      $    0.32      $    0.33      $     0.34
  Diluted from discontinued operations         (0.04)             -          (0.01)              -
  Diluted net income per share                  0.27           0.32           0.32            0.34

(In thousands, except per share data)                                   1999
---------------------------------------------------------------------------------------------------
                                             First         Second          Third          Fourth
                                            Quarter        Quarter        Quarter         Quarter
                                          -----------    -----------    ------------   ------------
Interest income                            $   8,765      $   8,985      $   9,117      $    9,282
Net interest income                            4,759          5,015          5,199           5,449
Net income from continuing operations            935          1,088          1,217           1,571
Net loss from discontinued operations           (153)          (112)          (178)            (64)
Net income                                       782            976          1,039           1,507

Earnings per share
  Basic from continuing operations         $    0.20      $    0.24      $    0.27      $     0.34
  Basic from discontinued operations           (0.03)         (0.03)         (0.04)          (0.01)
  Basic net income per share                    0.17           0.21           0.23            0.33

  Diluted from continuing operations       $    0.20      $    0.24      $    0.27      $     0.34
  Diluted from discontinued operations         (0.03)         (0.03)         (0.04)          (0.01)
  Diluted net income per share                  0.17           0.21           0.23            0.33
===================================================================================================

     Quarterly financial information is restated to account for the pooling of interests merger of State Bank of Remington, Inc. on August 15, 1999.

NOTE 23 - BUSINESS SEGMENTS
     James River has two reportable segments, retail banking and mortgage banking. Revenues from retail banking operations consist primarily of interest earned on loans and investment securities. Mortgage banking operating revenues consist mainly of interest earned on mortgage loans held for sale, gains on sales of loans in the secondary mortgage market, and loan origination fee income. The Company also has two consumer loan companies and a consumer equity lender. The results of these subsidiaries are not material to James River as a whole and have been included in Other. The following table presents segment information for the years ended December 31, 2000, 1999, and 1998. The mortgage banking segment was formed in the fourth quarter of 1998, began operations in January, 1999, and suspended operations in the second quarter of 2000.

32                                                  James River Bankshares, Inc.

Notes to Consolidated Financial Statements

   (In thousands)
-------------------------------------------------------------------------------------------------------
                                      Retail       Mortgage
             2000                     Banking      Banking        Other      Eliminations  Consolidated
=======================================================================================================
Revenues:
 Interest income                      $ 37,249     $      4      $  2,204      $   (817)     $ 38,640
 Gain on sale of loans                       -           48             -             -            48
 Other                                   3,684            2         3,841        (3,858)        3,669
-------------------------------------------------------------------------------------------------------
  Total operating income                40,933           54         6,045        (4,675)       42,357
-------------------------------------------------------------------------------------------------------
Expenses:
 Interest expense                       16,471            3           700          (817)       16,357
 Salaries & employee benefits            6,629          291         2,721             -         9,641
 Other                                   9,579          114         2,567        (3,858)        8,402
-------------------------------------------------------------------------------------------------------
  Total operating expenses              32,679          408         5,988        (4,675)       34,400
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes        8,254         (354)           57             -         7,957
=======================================================================================================
Total assets                           514,943          477        67,465       (66,760)      516,125
Capital expenditures                  $  1,163    $       -      $    121       $     -      $  1,284
=======================================================================================================
              1999
=======================================================================================================
Revenues:
 Interest income                      $ 35,309     $     32      $  1,334      $   (471)     $ 36,204
 Gain on sale of loans                      13          255             -             -           268
 Other                                   2,890           21         3,468        (3,560)        2,819
-------------------------------------------------------------------------------------------------------
  Total operating income                38,212          308         4,802        (4,031)       39,291
-------------------------------------------------------------------------------------------------------
Expenses:
 Interest expense                       15,779           22           419          (471)       15,749
 Salaries & employee benefits            6,154          803         2,326             -         9,283
 Other                                   9,294          299         2,331        (3,560)        8,364
-------------------------------------------------------------------------------------------------------
  Total operating expenses              31,227        1,124         5,076        (4,031)       33,396
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes        6,985         (816)         (274)            -         5,895
=======================================================================================================
Total assets                           486,953          768        62,661       (63,018)      487,364
Capital expenditures                  $    474     $    145      $    119      $      -      $    738
=======================================================================================================
              1998
=======================================================================================================
Revenues:
 Interest income                      $ 34,860    $       -      $    751      $   (285)     $ 35,326
 Gain on sale of loans                      63            -             -             -            63
 Other                                   2,721            -         3,479        (3,075)        3,125
-------------------------------------------------------------------------------------------------------
  Total operating income                37,644            -         4,230        (3,360)       38,514
-------------------------------------------------------------------------------------------------------
Expenses:
 Interest expense                       16,673            -           300          (285)       16,688
 Salaries & employee benefits            6,066           64         1,815             -         7,945
 Other                                   8,397           37         2,177        (3,075)        7,536
-------------------------------------------------------------------------------------------------------
  Total operating expenses              31,136          101         4,292        (3,360)       32,169
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes        6,508         (101)          (62)            -         6,345
=======================================================================================================
Total assets                           487,817        1,196        49,983       (50,123)      488,873
Capital expenditures                  $  2,337     $     48      $  1,268    $        -      $  3,653
=======================================================================================================

NOTE 24 - PENDING MERGER
     On March 3, 2001, the Company and First Virginia Banks, Inc. ("First Virginia") based in Fairfax County, Virginia, entered into an agreement whereby First Virginia will acquire the Company. Under the terms of the agreement, the Company's shareholders will receive .51 shares of First Virginia's common stock for each share of the Company's common stock. Alternatively, shareholders may elect to receive $24.00 in cash for each Company share. A maximum of 40% of the Company's shares may be exchanged for cash. The transaction, which is expected to close in the third quarter of 2001, is subject to approval by the Company's shareholders and regulatory authorities.

Annual Report 2000                                                            33

Directors and Officers

BOARD OF DIRECTORS
JAMES RIVER
BANKSHARES
DIRECTORS:
JAMES RIVER BANKSHARES
Harold U. Blythe-- President & CEO,
     James River Bankshares
G. P. Jackson, Chairman--
     President, G.P. Jackson, Inc.
     (Real Estate Rentals)
Bruce B. Gray, Vice Chairman--
     Vice President, Grayco
James E. Butler, Jr.--
     Butler Paper Company, Inc.
James W. Craun, Jr.-- Farmer
Elmon T. Gray-- Retired;
     Former President,
     Gray Lumber Company
Horace R. Higgins, Jr.--
     President & CEO,
     Higgins Trucking
Ben P. Kanak-- Farmer;
     Board Member of Plant
     Foods Products, Inc.
John A. Ramsey, Jr.-- Farmer;
     President, Ramsey Brothers, Inc.
Robert E. Spencer, Jr. -- Senior Vice
     President, James River Bankshares

EXECUTIVE OFFICERS:
JAMES RIVER BANKSHARES
Harold U. Blythe
     President & CEO
Donald W. Fulton, Jr.
     Senior Vice President & CFO
Robert E. Spencer, Jr.
     Senior Vice President

OFFICERS:
JAMES RIVER BANKSHARES
Beverly A. Adams
     Vice President & Controller
Kathy O. Peebles
     Vice President --
     Support Operations
Barbara S. Scheepers
     Vice President -- Human Resources
Mary G. Swann
     Vice President --
     Audit/Compliance
Benjamin I. Wainwright, Jr.
     Chief Technology/Purchasing
     Officer
C. Thomas Harry
     Assistant Vice President -
     Marketing
Anne W. Smith
     Assistant Vice President - Loan
     Review
Laura A. Bowmar
     Accounting Officer
Elizabeth D. Byrum
     Asset Liability Officer
Donna D. Clarke
     Support Operations Officer
Joan G. Evans
     Human Resources Officer
Terry M. Gray
     Operations Training Officer
Cecelia M. Lewis
     Internal Audit Officer
Kirsten P. Ripley
     Internal Audit Officer
Deborah R. Scott
     Administrative Officer
Earleen B. Sylvia
     Administrative Officer and
     Assistant to the President

DIRECTORS AND
OFFICERS--
MEMBER BANKS
DIRECTORS:
FIRST COLONIAL BANK
Ben P. Kanak, Chairman
A. Wayne Beasley
William L. Canada
Riley E. Ingram
C. Bishop Knott, Jr.
Fred C. Morene
Fred J. Swearingen, Jr.

OFFICERS:
FIRST COLONIAL BANK
A. Wayne Beasley
     President & CEO
John H. Jones
     Senior Vice President
Evelyn M. Townsend
     Senior Vice President
Joyce A. Wallace
     Vice President,
     Corporate Secretary/Cashier
Mark S. Zuskin
     Vice President
Kimberly N. Gerner
     Vice President
Betty W. Clack
     Assistant Vice President
Robert T. Hawks, III
     Assistant Vice President
Scott A. Loshkreff
     Assistant Vice President
G. Wayne Matthews
     Assistant Vice President
Betsy M. Stafford
     Assistant Vice President
Wanda M. Whitney
     Assistant Vice President
Elizabeth Boykins
     Assistant Cashier
Forrest B. Cleveland
     Assistant Cashier
Jennifer M. Faulknier
     Assistant Cashier
Cornelia M. Henderson
     Assistant Cashier

DIRECTORS:
JAMES RIVER BANK
John W. Terry, Chairman
Jerry R. Bryant
C. Taylor Everett
Garland Gray, II
Dr. Clarence W. Griffin
Wayne M. Harrell
John R. Marks
Lynne H. Rabil
Marion (Missi) Bell Sadler-Lundy
Bruce C. Spencer
Bobby B. Worrell

OFFICERS:
JAMES RIVER BANK
Jerry R. Bryant
     President & CEO
O. LeRoy Stables, Jr.
     Executive Vice President
F. Edward Pearson, II
     Vice President/Cashier

34                                                  James River Bankshares, Inc.

Directors and Officers

OFFICERS: JAMES RIVER BANK
(CONT'D)
Mary Annette Dunn
     Vice President
Doris M. Ellis
     Assistant Vice President
Shirley W. Snyder
     Assistant Vice President
Linda C. Buhls
     Deposit Services Officer
Angela S. Pond
     Loan Administration Officer

DIRECTORS:
JAMES RIVER BANK/COLONIAL
G.P. Jackson, Chairman
John A. Ramsey, Jr., Vice Chairman
Diana F. Beale
Robert H. Braford
James E. Butler, Jr.
Oliver D. Creekmore
Larry L. Felton
Douglas C. Naismith
John G. Sebrell
W.G. (Billy) Yeoman, III

OFFICERS:
JAMES RIVER BANK/COLONIAL
John G. Sebrell
     President & CEO
Oliver D. Creekmore
     Executive Vice President
Robert H. Johnson
     Executive Vice President
Susan H. Simpkins
     Senior Vice President
James R.A. Stanley, Jr.
     Senior Vice President-Lending
Gil G. Via, III
     Senior Vice President
Linda J. Dunning
     Vice President
Adam J. Goldblatt
     Vice President
Gleason C. Snow
     Vice President
J. Frank Taylor
     Vice President
L.J. (Buzz) Upton, III
     Vice President
H. Hadley Whitlock, Jr.
     Vice President
Jo Ella E. Lawrence
     Assistant Vice President
John T. Mounie
     Assistant Vice President
Julie T. Stephenson
     Assistant Vice President
Pauline A. Baker
     Assistant Cashier
Monica G. Greene
     Assistant Cashier
Mark U. McGahee
     Assistant Cashier
David J. Williams
     Assistant Cashier

DIRECTORS:
STATE BANK
James M. Craun, Jr., Chairman
Richard M. Barb
John A. Berna, Emeritus
Janice N. Kehoe, Emeritus
Eugene R. Longerbeam, Emeritus
T. Leo McCarthy
Robert A. Niles, Emeritus
Larry B. Olinger
Jeffrey W. Parker
James A. Rankin, Sr.
J. Mark Rohrbaugh, Jr.

OFFICERS:
STATE BANK
Larry B. Olinger
     President & CEO
James E. Underhill
     Senior Vice President
     & Cashier
George P. Burgwyn
     Vice President
Sharon G. Lee
     Vice President
Dianne C. Blush
     Assistant Vice President
Lois C. Welch
     Assistant Vice President
Sandra H. Abel
     Assistant Cashier
Scott D. Fisher
     Assistant Cashier
Michael T. Yelken
     Data Processing Manager
Deborah A. Olinger
     Adminsitrative Assistant

DIRECTORS AND
OFFICERS--OTHER
SUBSIDIARIES
DIRECTORS:
FAMILY FINANCE CORPORATION
A. Wayne Beasley, Chairman
Harold U. Blythe
William W. Clark, Jr.
Robert H. Johnson
Charles D. Quann
James E. Underhill

OFFICERS:
FAMILY FINANCE CORPORATION
William W. Clark, Jr.
     President & CEO
Petro B. Ficare
     Assistant Vice President
Brenda J. White
     Assistant Vice President
Jean M. Janeka
     Secretary/Treasurer

DIRECTORS:
COLONIAL LOANS, INC.
A. Wayne Beasley, Chairman
Harold U. Blythe
William W. Clark, Jr.
Robert H. Johnson
Charles D. Quann
James E. Underhill

OFFICERS:
COLONIAL LOANS, INC.
William W. Clark, Jr.
     President & CEO
Charles D. Quann
     Vice President
Jean M. Janeka
     Secretary/Treasurer

Annual Report 2000                                                            35

General Information

EXECUTIVE OFFICE
1514 Holland Road
P.O. Box 440
Suffolk, Virginia 23439-0440

REQUESTS FOR INFORMATION
Deborah R. Scott, Administrative Officer
(757) 934-8100, Fax (757) 934-8612

FORM 10-K
A form 10-K Report filed with the Securities and Exchange Commission is available to shareholders without charge upon written request.

STOCK LISTING
The common stock of James River Bankshares, Inc. is traded on the NASDAQ Stock Market's National Market System under the symbol JRBK.

MARKET PRICE FOR COMMON STOCK
The following table sets forth the high, low, and closing sales prices of the Common Stock as reported by the NASDAQ Stock Market's National Market System for the periods listed. The Common Stock is thinly traded. On February 15, 2001, there were approximately 1,983 shareholders of record.

            2000                                                Sales Prices
--------------------------------------------------------------------------------------------------------------
                                        HIGH               LOW                   CLOSING             DIVIDENDS
--------------------------------------------------------------------------------------------------------------
   Fourth Quarter                     $15.50             $13.25                   $14.00               $0.14
   Third Quarter                       15.00              11.00                    14.50                0.14
   Second Quarter                      13.50              10.00                    11.00                0.14
   First Quarter                       12.25              10.13                    10.75                0.12
            1999                                                Sales Prices
--------------------------------------------------------------------------------------------------------------
                                        HIGH               LOW                   CLOSING             DIVIDENDS
--------------------------------------------------------------------------------------------------------------
   Fourth Quarter                     $13.50             $10.75                   $11.63               $0.12
   Third Quarter                       16.00              13.13                    13.25                0.12
   Second Quarter                      18.00              15.00                    15.63                0.12
   First Quarter                       18.75              16.00                    17.63                0.12

36                                                  James River Bankshares, Inc.